As filed with the Securities and Exchange Commission on March 30, 2012

Registration No. 333-178658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Avast Software B.V.
(Exact Name of Registrant as Specified in its Charter)

The Netherlands (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Avast Software B.V.
Prins Bernhardplein 200
1097JB Amsterdam
The Netherlands
+31 20 521 4777
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

AVAST Software, Inc.
1840 Gateway Drive, Suite 200
San Mateo, California 94404
+ 1 650 378-1390
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Colin Diamond Michal Dlouhý Eva Svobodová White & Case (Europe) LLP organizacní slozka Na Príkope 8 110 00 Prague 1 Czech Republic Tel: +420 255 771 111 Fax: +420 255 771 122	Lisa L. Jacobs Richard Price Shearman & Sterling LLP Broadgate West 9 Appold Street London, EC2A 2AP United Kingdom Tel: +44 20 7655 5000 Fax: +44 20 7655 5500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after effectiveness of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common stock, par value €0.10	U.S.$200,000,000	U.S.$22,920

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares to be sold upon exercise of the underwriters' option. See "Underwriting."

(3)
Previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated March 30, 2012

Preliminary Prospectus

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                           Shares

Common Stock

        This is an initial public offering of common stock by Avast Software B.V. AVAST is selling           shares of common stock and the selling stockholders identified in this prospectus, including certain of our directors, are selling           shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $           and $           per share.

        We intend to apply to list our common stock on           under the symbol "AVST."

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

        We and the selling stockholders have granted the underwriters an over-allotment option for a period of 30 days to purchase up to           and            additional shares of common stock, respectively, at the initial public offering price, less underwriting discounts and commissions.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 14 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to purchasers on or about                  , 2012.

UBS Investment Bank	Deutsche Bank Securities	Jefferies

Pacific Crest Securities	Macquarie Capital

                          , 2012

        Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of shares of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.

        For investors outside the United States: neither we, the selling stockholders, nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

        Except where the context otherwise requires, references in this prospectus to "actively protected devices" means computers or other Internet-connected devices with at least one product or virus database update downloaded in the previous calendar month, see "Management's Discussion and Analysis of Financial Decisions and Results of Operations—Operating metrics—Number of actively protected devices."

        Unless derived from our financial statements, Czech koruna ("CZK") amounts presented in this prospectus are translated at the rate of $1.00 = CZK 19.940, the representative exchange rate published by the Czech National Bank on December 30, 2011. For a discussion of our functional and reporting currency, and translations of CZK amounts presented in U.S. dollars in our financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and estimates—Functional and reporting currency."

        This prospectus includes data, estimates, forecasts and information obtained from industry publications, surveys, management's knowledge of the industry and other sources available to us. Data, estimates and forecasts from third-party sources have not been independently verified, and while we are not aware of any misstatements presented herein, forecasts and other metrics included in this prospectus involve uncertainties, and actual results for any period may materially differ. The Forrester Research study described herein represents data, research, opinions or viewpoints prepared by Forrester Research and are not representations of fact. We have been advised by Forrester Research that its study speaks as of its original date (and not as of the date of this prospectus) and any opinions expressed in the study are subject to change without notice.

i

Prospectus Summary

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

        The terms "Company," "AVAST," "we," "our" or "us," as used herein, refer to Avast Software B.V. and its affiliates prior to the Conversion (as defined below) and to AVAST Software N.V. and its affiliates upon and after the Conversion, including, in each case, AVAST Software a.s., unless otherwise stated or indicated by context. The term "affiliates" means our direct and indirect subsidiaries.

Company overview

        We are a leading global provider of security software delivered through a free-to-premium, or "freemium," model. Our software is currently the world's most widely-used consumer security software, with over 152 million actively protected devices as of February 29, 2012 in almost every country in the world. We also have a growing presence in the small and medium business, or SMB, market. Our success has been driven by our community-focused and online-based freemium business model, through which we provide our users with a high-quality security product for free. We then offer them the opportunity to upgrade to our premium paid products that provide advanced functionalities. We also seek to provide additional value-added solutions to our users over time. Our business model and our high quality security products have enabled us to build a strong brand and loyal user community, which in turn has driven highly-efficient "viral" marketing for our products.

        We have designed our flagship free product, avast! Free Antivirus, from the perspective that comprehensive protection against malicious software, or "malware," such as viruses, worms and spyware should be made available to everyone. We provide full malware protection in our free product, as well as additional advanced security functions in our premium paid product, such as antispam and enhanced safeguards for online commerce and banking activities. Our products consistently rank among the highest-rated anti-malware solutions by both users and editors on leading download sites and popular media around the world. We believe that the easy-to-use nature, high quality and performance of our free product have been key factors in the growth and loyalty of our user community.

        Our large and highly diversified user community is one of our most valuable assets. In addition to driving "viral" marketing and brand recognition, a majority of our users opt into our CommunityIQ platform, which acts as a source of continuously updated threat data. We believe that the scale of this critical, real-time threat intelligence is unparalleled in the industry, and directly enhances the level of protection provided by our products. Committed members of our user community also contribute with technical support postings on our online support forum. As a result, our user community has been instrumental in helping to minimize costs associated with supporting additional users and has helped drive our rapid growth. We intend to stay true to our "community first" philosophy by continuing to provide a high quality, comprehensive security product for free and are committed to continuing to build long-term relationships with our users. Through this strategy, we believe that we will continue to grow our user community and identify opportunities to generate increased revenues from these relationships over the long-term.

        We have grown our business rapidly in recent years while maintaining strong levels of profitability and cash flow generation. Our revenues grew from $25.3 million in 2009 to $48.5 million in 2010, an increase of 91.6%, and from $20.2 million to $37.9 million for the six months ended

June 30, 2010 and 2011, respectively, an increase of 87.1%. Our adjusted comprehensive income was $12.4 million, $23.9 million and $20.7 million in 2009, 2010 and the six months ended June 30, 2011, respectively, representing 48.9%, 49.4% and 54.6% as a percent of revenues. Our free cash flow was $21.1 million, $37.1 million and $30.2 million in 2009, 2010 and the six months ended June 30, 2011, respectively. See "Summary Consolidated Financial and Other Data—Supplemental information" for how we define and calculate adjusted comprehensive income and free cash flow as non-IFRS financial measures and reconciliations of these measures to comprehensive income and net cash flows from operating activities, respectively.

Industry background

        A number of trends in the consumer security software market, including a challenging threat environment and the rapid adoption of mobile devices, are driving continued demand for security software. At the same time, the steady shift of consumer buying patterns to online purchases and the emergence of the freemium business model are causing significant market disruption and changes.

  •
  Challenging threat environment drives increased demand for security software.  The security threat environment has increased significantly in recent years for both consumers and businesses. Identity theft and account compromise have emerged as primary and highly profitable goals for hackers. As a result of this increasingly challenging threat environment, the demand for security software continues to increase.

  •
  Rapid adoption of mobile devices expands market opportunity.  As mobile devices such as smart phones and tablets have become more powerful and are frequently used to store or access sensitive information or to conduct online banking and other transactions, they have increasingly become the target of malware and other security threats. As users become aware of the risks they are exposed to through their mobile devices, we expect they will increasingly adopt mobile security solutions and over time will need to protect every device that stores or accesses sensitive information or conducts online transactions.

  •
  Consumer buying patterns continue to shift from traditional channels to online purchases.  Traditionally, consumers purchased their security software either as packaged software through retail stores, as pre-installed software on new computers from PC manufacturers or as a value-added service from Internet service providers. Consumers are steadily shifting their buying patterns and are increasingly likely to use online downloads as the source of their security software.

  •
  The freemium model is disrupting the consumer security market.  There has been rapid user adoption of freemium security products as freemium vendors are capturing a growing share of the installed base in the consumer security market. According to an August 2011 Forrester Research, Inc. report, Consumer Security Market, 2011 And Beyond: Evolving Buyer Behaviors Breed Market Volatility, between 300 million and 350 million PCs run freeware antivirus, a significant increase from the estimated more than 250 million users of the three major freeware vendors cited in a December 2009 Forrester Research, Inc. report, Consumer Security Market Trends, 2009 To 2010: The Freeware Threat. The freemium model has become a disruptive force in the consumer security market and has proven difficult for traditional market leaders to compete with without undermining their existing businesses.

Our competitive strengths

        We believe the following strengths have contributed to our success and differentiate us from our competitors:

  •
  Our highly-scalable freemium business model.  By offering a high-quality flagship security software product for free, we have been able to build a large community of users and benefit from significant goodwill within our user community. Since we distribute our software online and maintain a direct relationship with all of our users, we are able to cost-effectively generate revenues by offering our users the opportunity to purchase our premium security products that provide advanced functionalities and to acquire additional value-added solutions.

  •
  Large and diverse user community.  There are 28 countries in which we have one million or more actively protected devices, with no single country accounting for more than 15% of our users. Approximately 80% of our actively protected devices are located in countries where the primary language is not English. We believe the scale and diversity of our user community has helped us build a trusted global brand, enabled us to benefit from local user reviews and language support, and increased the effectiveness of our security solutions through the volume and quality of data we receive from CommunityIQ.

  •
  Efficient, community-driven marketing, support and operations.  Our community-driven freemium business model enables us to acquire and support users relatively inexpensively. Based on a recent user survey, almost 60% of our users came from personal recommendations from our users while almost 20% of our users came to us through Internet searches. Our highly-efficient technology, operations and delivery platform enables us to acquire users, provide support, and deliver our free solution on a significant scale for a very low cost.

  •
  Industry-leading consumer security products.  We have designed our free products to match or exceed the performance of the free and premium paid products provided by our competitors. Our products consistently rank among the highest-rated anti-malware solutions in terms of ratings from both users and editors on leading download sites and popular media around the world. We believe that the strength of our free software has been a key contributor to the growth of our user community.

  •
  Highly efficient and effective malware detection.  We believe that our malware detection capabilities are among the most effective and our scanning speeds are among the highest in the industry. The data we receive though CommunityIQ provides us access to a large number of previously unknown viruses, many of them targeting specific regions, and helps us to achieve our superior detection rates. In addition, our malware detection engine is highly-efficient, enabling us to maintain high performance and minimize the size of the application and its impact on our users' computers.

Our growth strategies

        To further strengthen our position as a leading global provider of security software delivered through a freemium model, we intend to pursue the following strategies:

  •
  Grow our user community by staying true to our "community-first" philosophy.  We intend to stay true to our philosophy of providing a high quality, comprehensive product for free and, as a result, develop long-term relationships with our users and earn their loyalty. Maintaining a loyal and growing user community will enable us to strengthen our ability to offer the highest quality product to our users, improve bookings per actively protected device over the long-term and continue to offer our own and partner value-added solutions to our users.

  •
  Continue to invest in technological innovation.  We believe that the ability to expand our user community is based on the strength of our core security software and technology, which we update regularly by incorporating premium functionalities into our free product and introducing new functionalities into our premium paid products. We intend to continue to innovate as our industry evolves.

  •
  Increase adoption of our premium paid products.  While we remain committed to providing our free users with a high quality free product that provides comprehensive protection against traditional security threats, we believe that a portion of our users will continue to be willing to pay for enhanced functionalities. We intend to continue to add additional advanced functionalities in the future to enhance the protection of our users and increase adoption of our premium paid products.

  •
  Increase monetization of our broader user community.  We believe that the size and loyalty of our user community provides us with significant monetization opportunities. We intend to continue to explore appropriate opportunities to generate revenue from our community through our distribution arrangements with third-parties, such as Google, and through our value-added solutions, such as a solution for credit protection and against identity theft as well as a solution for storing users' files online for backup.

  •
  Expand and optimize our geographical presence.  We believe we have a significant opportunity to grow our user community and revenues by expanding and optimizing our geographical footprint and presence, especially in English-speaking markets. We also plan to add localized offerings of our value-added solutions and to add localized pricing and product combination packages. We have a successful track record in expanding with new language versions of our products and utilizing our community to provide localized support. We plan to further expand geographically by translating our products into, and providing support in, a broader array of languages.

  •
  Expand into the emerging market for mobile security.  The rapid adoption of mobile devices, such as smartphones and tablets, around the world has created a significant opportunity for us to pursue. We believe consumers will demand the same level of protection they have on their traditional computing devices as they realize their personal information is at risk. We intend to extend our existing product portfolio to mobile devices and to develop additional technologies specifically for these devices.

  •
  Continue to penetrate the SMB market with our business solutions.  We intend to further enhance our position and presence in the SMB market, serving businesses with less than 50 employees, by providing additional features and functionalities tailored to SMB users. We also plan to develop and extend our partnerships with resellers to further penetrate the SMB market on a global scale. We believe security solutions required by these SMBs are typically more similar to consumer solutions than enterprise solutions and, as a result, we believe we are well positioned to address this market.

Risk Factors

        Investing in our common stock involves risks. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

  •
  Our business and results of operations may be adversely affected if our user community does not agree with our business strategy.

  •
  We operate in a highly competitive environment and may not be able to compete successfully.

  •
  If we fail to develop and introduce new products and functionalities, and keep up with rapid changes in technologies, malware and virus threats, our business may be materially and adversely affected.

  •
  We have experienced a high growth rate of our user community, revenues and adjusted comprehensive income in recent years and do not anticipate being able to sustain the same growth rate in the future.

  •
  Our growth prospects may be adversely affected if we are unable to successfully introduce security solutions for mobile devices.

  •
  Our revenues and comprehensive income may not increase even if we continue to gain additional users.

  •
  If we fail to expand our user community in key markets, our financial condition could be materially and adversely affected.

  •
  Defects or vulnerabilities in our products and solutions may lead to negative publicity, damage to our reputation, and cause a decline in our revenues and comprehensive income.

  •
  We derive a portion of our revenues from Google under a contract that expires in November 2012.

  •
  We currently rely on one eCommerce service provider to process and collect a significant portion of our revenues.

  •
  We are subject to risks related to product concentration and our efforts to diversify our revenue streams through the growth of value-added solutions may not be successful.

  •
  We may be unable to protect our intellectual property rights and proprietary information and prevent third parties from making unauthorized use of our products and technology.

  •
  We may become subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.

Our principal stockholders

        Our principal stockholders are Eduard Kucera, our co-founder and Chairman, and Pavel Baudis, our co-founder and Executive Director. In addition, certain funds affiliated with Summit Partners, L.P. (collectively, "Summit"), a global growth equity firm, acquired outstanding equity securities from existing stockholders in August 2010. Following the completion of this offering, each of Messrs. Kucera and Baudis will beneficially own          % of our outstanding shares, or         % if the underwriters exercise their over-allotment option in full, and Summit will beneficially own approximately          % of our outstanding shares, or         % if the underwriters exercise their over-allotment option in full.

Corporate information

        Avast Software B.V. is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkeid), incorporated in January 2006 under the laws of the Netherlands. We are a holding company whose material assets are shares of our operating subsidiaries, including our principal operating subsidiary, AVAST Software a.s., a Czech joint stock company.

        Prior to the completion of this offering, our stockholders intend (i) to convert Avast Software B.V. into a Dutch public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, and change our name to AVAST Software N.V. and (ii) to amend our articles of association. These actions are collectively referred to herein as the "Conversion."

        Our registered office is located at Prins Bernhardplein 200, 1097JB Amsterdam, the Netherlands and we are registered with the Dutch Trade Register under file number 17182514. Our telephone number in the Netherlands is +31 20 521 4777. Our headquarters is located at the Trianon Office Building, Budejovicka 1518/13a, 140 00, Prague 4, Czech Republic and our telephone number in Prague is +420 274 005 777. Our website address is www.avast.com. The information contained therein or connected thereto is not a part of, nor shall it be deemed to be incorporated into, this prospectus or the registration statement of which it forms a part, and should not be relied upon in determining whether to make an investment decision.

        Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. AVAST® and avast!® are two of our registered trademarks. We also have several other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their over-allotment option in full)
Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their over-allotment option in full)
Total common stock offered	shares (or shares if the underwriters exercise their over-allotment option in full)
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $     million (or approximately $     million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $    per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.
We intend to use net proceeds for working capital and other general corporate purposes. We may also use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies.
We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Dividend policy	We do not intend to pay dividends on our common stock for the foreseeable future following this offering.

We paid an interim dividend in an aggregate amount of $22.0 million to our existing stockholders in December 2011 and January 2012. We intend to declare a special dividend of                    that we intend to pay to our existing stockholders immediately prior to the closing of this offering. Investors in this offering will not receive any portion of the foregoing dividends to our existing stockholders.

See "Dividend Policy."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed symbol	"AVST"

        The number of shares of common stock to be outstanding after this offering is based on         shares outstanding as of         , 2012 and excludes    shares reserved for issuance under our equity incentive plan of which, as of       , 2012 options to purchase    shares had been granted at a weighted average exercise price of $       . The amount of options granted excludes options to purchase         shares of our common stock that we intend to grant to our director nominees immediately following the pricing of this offering with an exercise price equal to the initial public offering price.

        Unless otherwise indicated, all information in this prospectus:

  •
  reflects the automatic conversion of all outstanding shares of redeemable preferred stock into           shares of common stock on a one-for-one basis immediately prior to the closing of this offering;

  •
  assumes an initial public offering price of $    per share of common stock, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus;

  •
  assumes the completion of the Conversion;

  •
  assumes no exercise of the underwriters' option to purchase up to an additional         shares of common stock from us and the selling stockholders to cover over-allotments, if any; and

  •
  gives effect to a    -for-    share split effected on         , 2012.

Summary Consolidated Financial and Other Data

        The following tables set forth our summary consolidated financial and other data. You should read the following summary consolidated financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS").

        The summary consolidated statement of comprehensive income data for each of the years in the three-year period ended December 31, 2010 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated balance sheet data as of June 30, 2011 and the summary consolidated statement of comprehensive income data for the six months ended June 30, 2011 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated statement of comprehensive income data for the year ended December 31, 2010 and for the six months ended June 30, 2011, and the summary historical consolidated balance sheet data as of June 30, 2011, have been restated. See notes 5 and 19 to our audited consolidated financial statements and note 4 to our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated condensed financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,						Six Months Ended June 30,
	2008		2009		2010		2010		2011
					(restated)				(restated)
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data:
Revenues		$14,970		$25,309		$48,495		$20,238		$37,874
Cost of revenues		1,833		2,169		4,084		1,782		2,344

Gross profit		13,137		23,140		44,411		18,456		35,530
Operating costs:
Sales and marketing		1,207		1,760		3,667		1,448		2,738
Research and development		1,103		1,324		3,541		1,299		2,759
General and administrative(1)		1,473		8,242		11,275		5,528		4,216

Total operating costs		3,783		11,326		18,483		8,275		9,713

Operating profit		9,354		11,814		25,928		10,181		25,817
Finance income and expenses, net		(2,165)		223		(2,128)		(3,335)		3,544

Profit before income tax		7,189		12,037		23,800		6,846		29,361
Income tax		1,553		3,306		5,837		2,457		4,794

Profit		5,636		8,731		17,963		4,389		24,567
Foreign exchange differences		—		—		(3,051)		—		(4,906)

Comprehensive income		$5,636		$8,731		$14,912		$4,389		$19,661

Basic and diluted earnings per share		$31.31		$48.51		$99.79		$24.38		$136.48

Weighted average number of shares used in computing basic and diluted earnings per share(2)		180,000		180,000		180,000		180,000		180,000

Pro forma basic and diluted comprehensive income per share(3)						$82.84				$109.23

Weighted average number of shares used in computing pro forma basic and diluted comprehensive income per share						180,000				180,000

Dividends declared per share:
Czech korunas	CZK	188.9	CZK	611.1	CZK	1,666.7	CZK	1,666.7	CZK	—
U.S. dollars		$12.1		$33.6		$79.5		$79.5		$—

	As of June 30, 2011
	Actual	Pro Forma(4)	Pro Forma As Adjusted(4)
	(restated)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$84,257
Deferred revenues	53,492
Working capital(5)	44,442
Total assets	104,600
Total borrowings	—
Total liabilities excluding redeemable preferred stock redemption obligation	62,006
Redeemable preferred stock redemption obligation(6)	64,938
Stockholders' equity	(22,344)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
			(restated)		(restated)
	(in thousands, except operating data)
Supplemental Financial Metrics:
Bookings(7)	$22,658	$37,158	$63,799	$27,834	$46,981
Free cash flow(7)	13,598	21,135	37,112	17,575	30,181
Adjusted comprehensive income(7)	7,432	12,378	23,939	11,450	20,661
Supplemental Operating Metrics:
Number of actively protected devices at period end (in millions)	62.8	88.0	119.0	95.7	131.6
Bookings per actively protected device (in cents)(8)	36.1¢	42.2¢	53.6¢	29.1¢	35.7¢

(1)
Includes stock-based compensation expense of $4.5 million recorded in 2009, $4.9 million in 2010, $3.3 million in the six months ended June 30, 2010 and $0.6 million in the six months ended June 30, 2011. We did not incur any additional stock-based compensation expense during any other period presented.

(2)
See footnote 15 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(3)
Pro forma basic and diluted comprehensive income per share and pro forma weighted number of average shares gives effect to the automatic conversion of all outstanding shares of redeemable preferred stock into         shares of common stock on a one-for-one basis immediately prior to the closing of this offering.

(4)
Pro forma gives effect to the payment of an interim dividend in an aggregate amount of $22.0 million to our existing stockholders in December 2011 and January 2012 in addition to a special dividend of $         that we intend to pay to our existing stockholders immediately prior to the closing of this offering. Pro forma as adjusted additionally gives effect to our receipt of net proceeds of $          million from the sale by us of         shares of common stock in this offering at an assumed initial public offering price of $         per share, the mid-point of the initial public offering price range on the cover of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us.

(5)
Working capital is defined as total current assets minus total current liabilities.

(6)
The redemption right associated with our redeemable preferred stock is exercisable on or after August 20, 2015 in a total amount of $100 million. We intend to enter into an amended and restated stockholders' agreement, which will become effective immediately prior to the closing of this offering, pursuant to which the redemption right associated with our redeemable preferred stock will be terminated. We have recorded a liability pursuant to IAS 32 for the period presented by discounting such amount to present value. See notes 5 and 19 to our audited consolidated financial statements and note 4 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

(7)
See "—Supplemental information" for how we define and calculate bookings, free cash flow and adjusted comprehensive income, a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, and a discussion about the limitations of these non-IFRS financial measures.

(8)
Defined as bookings during the applicable period divided by the average number of actively protected devices during the last month of the period.

Supplemental information

Bookings

        Bookings is a non-IFRS financial measure consisting of all amounts invoiced to customers during a specified period and is important since it corresponds directly to our near-term cash flow. Bookings includes amounts from sales of software licenses (which are deferred and recognized in revenues over the terms of the licenses), as well as amounts from cross-distribution and cross-selling arrangements (which are fully recognized in the period in which they are generated). Bookings can be derived by adding the change in deferred revenues between the start and end of a period to the revenue recognized during the same period. The following table reconciles revenues, the most directly comparable IFRS measure, to bookings for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of revenues to bookings:
Revenues	$14,970	$25,309	$48,495	$20,238	$37,874
Change in deferred revenues	7,688	11,849	15,304	7,596	9,107

Bookings	$22,658	$37,158	$63,799	$27,834	$46,981

        We use bookings internally to evaluate our results of operations, generate future operating plans and assess the performance of our company. We believe that this non-IFRS financial measure is useful in evaluating our business because it is an important driver of our near-term cash flow and is indicative of our future revenues. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for revenues recognized in accordance with IFRS.

Free cash flow

        Free cash flow is a non-IFRS measure defined as net cash flows from operating activities minus capital expenditures. The following table reconciles net cash flows from operating activities, the most directly comparable IFRS measure, to free cash flow:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of net cash flows from operating activities to free cash flow:
Net cash flows from operating activities	$14,572	$24,102	$40,003	$17,856	$30,485
Capital expenditures(1)	(974)	(2,967)	(2,891)	(281)	(304)

Free cash flow	$13,598	$21,135	$37,112	$17,575	$30,181

(1)
Capital expenditures include both intangible expenditures (such as capitalized research and development expenses) and tangible expenditures (such as property, plant and equipment). Since February 2010, research and development expenses no longer meet the IFRS criteria for capitalization. Acquisition of intangible assets in 2010 is also affected by a one-time purchase of trademarks and domains for $2.1 million.

        We use free cash flow to evaluate our business because, although it is similar to net cash flows from operating activities, we believe it typically presents a more conservative measure of cash flows as purchases of fixed assets, software developed for internal use and website development costs are necessary components of ongoing operations. We believe that this non-IFRS financial measure is useful in evaluating our business because free cash flow reflects the cash surplus available to fund the expansion of our business after payment of capital expenditures relating to the necessary components of ongoing operations. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with IFRS.

Adjusted comprehensive income

        Adjusted comprehensive income is a non-IFRS financial measure defined as comprehensive income excluding stock-based compensation expenses, the unwinding of the discount on the redemption obligation and the effect of exchange rate changes on cash and cash equivalents held in foreign currencies. The following table reconciles comprehensive income, the most directly comparable IFRS measure, to adjusted comprehensive income:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
			(restated)		(restated)
	(in thousands)
Reconciliation of comprehensive income to adjusted comprehensive income:
Comprehensive income	$5,636	$8,731	$14,912	$4,389	$19,661
Stock-based compensation	—	4,465	4,919	3,339	556
Unwinding of discount on redemption obligation	—	—	2,291	—	3,302
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	1,796	(818)	1,817	3,722	(2,858)

Adjusted comprehensive income	$7,432	$12,378	$23,939	$11,450	$20,661

        We present adjusted comprehensive income as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by eliminating the impact on our results of operations caused by changes in foreign exchange rates that affect cash and cash equivalents denominated in currencies other than our functional currency (affecting finance income and expenses, net), non-cash charges resulting from stock-based compensation (affecting our operating costs) and the non-cash unwinding of the discount on the redemption obligation. We believe that this non-IFRS financial measure is useful in evaluating our business because adjusted comprehensive income facilitates period-to-period comparisons of the performance of our underlying business on a more consistent basis. We also use adjusted comprehensive income in measuring our performance relative to that of our competitors. Nevertheless, we believe that this information should be considered as supplemental in nature and is not meant as a substitute for comprehensive income presented in accordance with IFRS.

        Other companies, including companies in our industry, may calculate bookings, free cash flow and adjusted comprehensive income differently or not at all, which reduces their usefulness as a comparative measure. You should consider bookings, free cash flow and adjusted comprehensive income along with other financial performance measures, including revenues, net cash flow provided by operating activities and comprehensive income, and our financial results presented in accordance with IFRS.

Risk Factors

        This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock would likely decline and you might lose all or part of your investment.

Risks related to our business and our industry

Our business and results of operations may be adversely affected if our user community does not agree with our business strategy.

        One of our core values is to make strategic decisions based on the best interest of our user community, which we believe is essential to maintaining long-term relationships with our users. Therefore, we have historically forgone, and may in the future forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of our user community. We believe that a key element in our success to date has resulted from tech-savvy users who have supported our products and solutions at no cost both through recommendations and through providing support to other users via our online forum. For example, based on a recent user survey, nearly 60% of our users came to us through personal recommendations. In 2010, we logged over 57 million page views in our technical support forum where substantially all responses are provided by users. These users may not agree with our business strategies going forward. In particular, as we generate revenues in the future and, as a public company, disclose the amount of these revenues and our profitability, the loyalty of our user community may be adversely affected, leading them to cease using, recommending or supporting our products. A loss of recommendations and support from our user community could result in a decline in the growth rate and size of our user community and impact sales of our premium paid products, which could lead to higher marketing and technical support expenses, all of which could materially and adversely affect our profitability and undermine our freemium business strategy.

We operate in a highly competitive environment and may not be able to compete successfully.

        The market for security software products is intensely competitive and we expect competition to intensify in the future. Our competitors include other security software companies employing the freemium business model, principally AVG Technologies. In addition, Microsoft Corporation offers Microsoft Security Essentials, a free anti-malware product for its most recent Windows operating systems, and is expected to begin offering a built-in antivirus program for its upcoming Windows 8 platform, scheduled for release in late 2012. Industry analysts estimate that approximately one quarter of users switch to a new computer each year, and the majority of computers run Windows operating systems. With a built-in Windows antivirus program, purchasers of new computers may not look to install security software, such as our products, in addition to the Microsoft software that is or will be pre-installed on their computers. Other competitors in the security software industry, with whom we compete with respect to both free and premium paid products, also include traditional security software providers, such as Symantec, McAfee (recently acquired by Intel), Trend Micro and Kaspersky Lab. Symantec has recently attempted to enter the freemium market through the acquisition of PC Tools, a free but less comprehensive version of its traditional antivirus software. Many of these companies have significantly greater brand recognition and greater financial, technical, marketing and other resources than we do. In addition, in order to more actively promote their products, computer manufacturers, such as Dell or Hewlett-Packard or semiconductor chip manufacturers, such as Intel, may bundle security software products and solutions competitive with ours in their products and solutions or may limit our access to standard product interfaces and thereby inhibit our ability to develop products for their platforms. Users may accept these bundled products and solutions rather than separately purchasing our products and solutions. Moreover, new entrants into the security software industry, including those in emerging markets, may become our direct competitors and erode our market share. Our results of operations will be materially and adversely affected if our competitors succeed in marketing products with better performance, functionality or at lower prices than our products.

If we fail to develop and introduce new products and functionalities, and keep up with rapid changes in technologies, malware and virus threats, our business may be materially and adversely affected.

        The security software industry is characterized by rapid technological change. Our future success will depend on our ability to respond to rapidly changing threats and improve the performance and reliability of our products and solutions. Development and introduction of products and functionalities involve a significant commitment of time and resources and is subject to a number of risks and challenges, including the following:

  •
  Malware is developed rapidly and with increasing sophistication. It requires significant expertise and technical resources to respond rapidly to new threats.

  •
  We have traditionally incorporated premium functionalities into our free product and introduced new functionalities into our premium paid products. We must regularly develop new functionalities for our products in order to effect this strategy and encourage users to purchase or upgrade to our premium paid products. We must also manage other new and attractive premium offerings and successfully launch, distribute and support these offerings.

  •
  We may face significant technical challenges extending the operation of our products and solutions to new and evolving platforms, operating systems and hardware. The providers of certain platforms, such as Apple, may limit or restrict access entirely to their platforms and others, such as Microsoft or Intel, may limit or restrict access entirely or provide access to us later than to our competitors or provide their own products and solutions as part of a default bundle received by end users with other software.

  •
  We may need to incorporate proprietary third-party technologies, including software, into our products in the future. Licenses to relevant third-party technology may not be available to us on commercially reasonable terms or at all. This could result in delays in product releases until equivalent technology can be identified, licensed or developed.

        Our revenues and competitive position could be materially and adversely affected if we do not succeed in keeping pace with the rapid technological change in the security software industry or if our new products and product upgrades fail to achieve widespread acceptance.

We may experience delays in the development and launch of our software product pursuant to an annual update cycle that could harm our business and prospects.

        We recently adopted an update cycle for our core security software product pursuant to which we intend to issue a new version annually. We have limited experience managing the development cycle for such annual updates and experienced a one-month delay in releasing our annual update in 2011 due to underestimating the amount of work required to complete and test the updated software. Our bookings are generally favorably impacted in the period immediately following the release of our upgraded products. While the delay in the first quarter of 2011 did not impact our quarterly results of operations, any future delay that results in an upgrade being released close to, or after the end of, the quarter in which we announced it would be released, could materially and adversely impact our results of operations for that quarter. A delay may also result in users failing to renew their licenses entered into at the time of the prior year's release if no new product is available when their one year license expires. We may also face challenges generally in managing the development cycle for new products.

We have experienced a high growth rate of our users, revenues and adjusted comprehensive income in recent years and do not anticipate being able to sustain the same growth rate in the future.

        Our growth rate to date has reflected rapid acquisition of users in line with our freemium business model through which we provide users with a comprehensive and high-quality security software product that can be used for free for an unlimited period. Our strategy is to continue growing our user community by providing the best possible free product to our users and developing long-term relationships with them. We believe that growing our user community will also provide us with a broader platform for offering premium paid products and solutions. We expect that we will be unable to maintain the rapid growth in actively protected devices that we have experienced in recent years. In that event, in order to maintain or continue increasing our revenues, we will seek to increase the number of users that purchase or upgrade to our premium paid products or otherwise increase our bookings per actively protected device by generating revenues from cross-selling opportunities or the sale or distribution of value-added solutions. From 2008 through 2010, we experienced a compound annual growth rate of 37.7% in our number of actively protected devices, 80.0% in our revenues and 79.5% in our adjusted comprehensive income. Nevertheless, we anticipate that we will be unable to maintain the same growth rate of revenues and adjusted comprehensive income and expect our long-term annual revenue growth rate and adjusted comprehensive income margin to be lower than they are currently. The challenge in maintaining or increasing our revenues may be compounded if we need to reduce the price of our premium paid products as we have done in the past.

We face significant challenges introducing solutions for devices other than personal computers, such as mobile phones, smartphones and tablet computers.

        The number of people accessing the Internet through devices other than Windows-powered personal computers, including mobile phones, smartphones, tablets or other computers powered by other operating systems, has increased dramatically in the past few years and is projected to continue to increase. A key element of our growth strategy is the development of security products for these mobile computing devices. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, especially for hardware devices, evolving industry standards, continuous improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on the part of users. As new devices and new platforms are continually being released, we may need to devote significant resources to the creation, support and maintenance of products and solutions for such devices and it is difficult to predict the challenges we may encounter in their development. While we launched our first free mobile device security product during the fourth quarter of 2011 for the Android operating system with functionalities such as anti-theft and firewall protection, we may not be successful in penetrating the mobile market through our existing user community. We may incur significant additional costs if we need to use traditional marketing and distribution channels. Additionally, we may incur additional costs in order to adapt our current functionalities to other operating systems, such as BlackBerry OS and Windows Mobile, and we may face technical challenges adapting our products to different versions of already supported operating systems, such as Android variants offered by different mobile phone manufacturers. Moreover, other security software companies launched freemium and paid mobile device security products and solutions earlier than we did, and could potentially impede our successful penetration into the mobile device security market. If we are not able to create and support additional products and solutions for these devices or if users of these devices do not widely adopt products and solutions we develop, we may be unable to compete in these markets and achieve our desired growth. As a result, our business and results of operations could be materially and adversely affected.

Our growth prospects may be adversely affected if consumers and small to medium businesses, or SMBs, do not perceive the need to secure mobile devices or if mobile device manufacturers and operators impede our entry into the mobile device security market.

        The mobile device security market is relatively new and underpenetrated, as mobile device users often do not perceive the need to secure mobile devices because they are unaware of the threats. We and other mobile device security software providers face significant challenges in marketing products for devices manufactured by Apple, which has a strong presence in the tablet computer and smartphone markets. Apple customers generally perceive security as unnecessary or less critical. Moreover, the designs of some mobile platforms, most notably Apple iOS and Microsoft Windows Phone, do not currently permit the integration of products that offer meaningful malware protection. Applications on these platforms run in isolated environments and do not protect other applications and data. While some companies have attempted to introduce malware protection products for these platforms, the functionality of these products has been limited to scanning individual files imported into the application's environment and do not provide any meaningful real-time protection to users. In the future, we may also face competition from other mobile device manufacturers and from operators who could also exclude us and other developers of mobile device security software from segments of the mobile device security market. These factors could further impede our penetration into the mobile device security market, which could materially and adversely affect our business, financial growth and results of operations.

Our revenues and comprehensive income may not increase even if we continue to gain additional users.

        Numerous factors could adversely impact the growth of our revenues and comprehensive income even if we continue to grow our user community. In particular, we have traditionally incorporated premium functionalities into updated versions of our free product. As a result, users may find our free product sufficient for their needs and not purchase our premium paid products. Since we routinely migrate some of the functions from our premium paid products into our free products, we must continue to develop new and enhanced functionalities for our premium paid products in order to attract new premium users. To date, we believe that a meaningful number of premium paid users have not renewed their licenses after the initial subscription period, which is usually one, two or three years. We cannot currently track accurately the number of premium paid users that do not renew their licenses because we believe (1) many users purchase a new license rather than renew their existing license, and (2) computer users generally replace their computers every few years and, due to the relatively low cost of our premium paid products, any such user who continues using our premium paid products on a new computer is generally more likely to purchase a new license rather than transfer the existing license. Currently, we do not automatically renew our users' licenses but if we do in the future, such a practice could adversely affect our reputation with our user community. We cannot assure you that our revenues will grow or remain at current levels even if we continue to gain new users since the proportion of existing users who do not renew is also high. A high attrition rate of users is typical in our industry since users replace their computers every few years and may not reinstall our software on their new computer or may delay doing so. If we need to expend additional resources in order to maintain existing users, it could have a significant impact on our business and financial conditions. Alternatively, if we do not take measures to improve the attrition rate, it could have a significant impact on the size of our user base in the long-term.

If we fail to expand our user community in key markets, our financial condition could be materially and adversely affected.

        Currently, our largest markets are the United States, France, Brazil and United Kingdom, which accounted for approximately 29%, 18%, 6% and 5% of our bookings, respectively, in the six months ended June 30, 2011. Unlike most of our key competitors, a majority of our actively protected devices are located in countries where English is not the primary language, with these countries accounting for approximately 88% of our actively protected devices as of February 29, 2012. We intend to focus significant resources on growing our user community in English-speaking countries, most notably, in the United States. In the United States, we face challenges of relatively low awareness of our brand compared to our competitors and a perception that free products are not as effective as paid products. Moreover, governments of a number of countries in which we are seeking to expand our user community, such as China, South Korea and Russia, have passed laws requiring government approval and testing of security products. In some cases, the legislation requires us to provide to governmental authorities information that we consider to be trade secrets. Such legislation, if enforced, may prevent us from growing our user community in those markets. If we fail to expand our user community and to penetrate these or other new markets that we target, our revenues and revenue growth rate may decrease over time, which could materially and adversely affect our financial condition.

Defects or vulnerabilities in our products and solutions may lead to negative publicity, damage to our reputation, and cause a decline in our revenues and comprehensive income.

        Our users rely on our security software products and related solutions for safe access to the Internet. New malware and malicious websites are continuously being created and modified, and the detection technologies underlying our products and solutions may not immediately detect all forms of malware or malicious websites to which our users are exposed. Additionally, our users may experience errors, failures or bugs in our products that are undetected by our pre-launch testing, especially when our products and solutions are first introduced or when updates are first released. Moreover, early access to the full range of newly released malware is important, since signature-based detection and blocking methods rely on this. If our current methods of receiving malware samples break down, our detection and protection rates may decline as our virus database will not be as up-to-date as it is currently and we may not be able to produce countermeasures to threats that are not detected as early as possible. In the past, we discovered software errors, failures and bugs in certain of our products after their introduction and, in some cases, experienced delayed or lost revenues as a result of these errors. Failure to detect malware or malicious websites, defects in our products or complications or disruptions caused by our periodic upgrades, may result in security breaches, disruption or damage to our users' computers or networks and theft of confidential information or other negative consequences, which may result in negative publicity, damage to our brand, withdrawals from contracts, loss of or delay in market acceptance of our products, loss of competitive position or claims by users or others.

        Furthermore, security software products and solutions may falsely identify programs or websites as malicious or otherwise undesirable (i.e., false positives). Parties whose programs are incorrectly blocked by our products or solutions, or whose websites are incorrectly identified as unsafe or malicious, may seek redress against us for labeling them as malicious and interfering with their businesses. Moreover, these false positives may render a computer's entire operating system unusable and disrupt or damage our users' computers. We and other providers of security software products have experienced problems with false positives in the past that have impacted large numbers of users. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose both existing and potential users and could materially and adversely affect our results of operations.

We derive a portion of our revenues from Google under a contract that expires in November 2012.

        In September 2009, we entered into a promotion and distribution agreement with Google that terminates on November 30, 2012 or earlier, if we reach a pre-determined limit on payments in accordance with the terms of the contract. Under the agreement, we receive fees for the download, installation and first use of the Google Chrome browser and Toolbar by our end-users. We derived less than 10% of our revenues in 2010 and we derived 15.0% of our revenues in the first six months of 2011 from this agreement. If Google elects not to enter into a new agreement with us or if we elect not to renew the agreement, and we are unable to replace it with an alternative revenue stream, our revenues and total comprehensive income may be adversely impacted.

We currently rely on one eCommerce service provider to process and collect a significant portion of our revenues.

        Our online sales model enables consumers and SMBs to purchase our products through our website. The substantial majority of our online sales are processed by Digital River, Inc. and Digital River Ireland Limited (together, "Digital River"), pursuant to a hosted reseller agreement with us which we have renewed in the past, but which currently terminates in September 2012. Digital River collects payments and user data from the transactions for us. In 2010, online sales processed by Digital River accounted for 71% of our revenues. Our agreement with Digital River includes an exclusivity provision that prohibits us from using another host reseller in certain of our key markets until June 2012 for purchases initiated through our website, with exceptions to the exclusivity provision, such as for transactions with users located in key markets where Digital River is unable to support a payment method for such locale within an agreed period of time. Any disruption to Digital River's ability to provide us with services could materially and adversely affect our operations and, in the event that Digital River is unable or unwilling to provide us services, it may take us a number of days or weeks to fully transition to one of our other eCommerce service providers. Additionally, we may in the future decide to perform these operations ourselves, which may increase the demand on our personnel and technological resources. Our business and results of operations could be materially and adversely affected as a result of any such occurrence.

We are subject to risks related to product concentration and our efforts to diversify our revenue streams through the growth of value-added solutions may not be successful.

        We derive the substantial majority of our revenues from our Pro Antivirus and Internet Security products and expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products is therefore critical to our future success. A significant shift in consumer demand away from these products or our failure to maintain our current market position could reduce our sales or the prestige of our brands in our markets, which could harm our business. We recently commenced offering value-added solutions, such as CreditAlert Premium and Online Backup, which we believe will help diversify our revenue streams. While we have not yet derived any meaningful revenues from our newly launched value-added solutions, we expect to derive a meaningful portion of our revenues from these solutions in the future. The success of our value-added solutions depends on our ability to respond adequately and in a timely manner to accommodate our users' needs and source suitable third-party products and solutions on reasonable terms. If these and future value-added solutions are not accepted by our users, we may not achieve our desired growth and, as a result, our financial condition and results of operations may be materially and adversely affected. Developing new solutions such as these also entails risks and we cannot be certain that we will succeed in making substantial sales of these products. Additionally, we only intend to partner with third parties that offer products that we believe our users will perceive as beneficial to them. However, we may find it difficult to identify or enter into agreements with such third parties, which could have an adverse impact on our business and results of operations.

We may be unable to protect our intellectual property rights and proprietary information and prevent third parties from making unauthorized use of our products and technology.

        Our intellectual property rights are important to our business. We believe that the know-how incorporated into our products and the speed with which we are required to react to new online threats makes it difficult to copy our products or replicate their functionalities. We rely on a combination of confidentiality clauses, copyrights and trademarks to protect our intellectual property and know-how. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Despite our efforts, our know-how and trade secrets could be disclosed to third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets. Because our trade secrets and know-how, such as our virus databases and development tools, are stored electronically and thus are highly portable, we attempt to reduce access to our trade secrets by physically protecting our servers through the use of closed networks and with physical security systems that prevent their external access. We also seek to minimize disclosure of our source code to users or other third parties. We cannot be certain, however, that these measures will adequately prevent third parties from accessing our software, code or proprietary information. In addition, third parties could successfully reverse engineer our products. If any of our trade secrets, know-how or other technologies not protected by a patent or otherwise were to be disclosed or independently developed by a competitor, our business, financial condition and results of operations could be materially and adversely affected. Our click-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. We currently do not rely on patents to protect our solutions and the nature of our solutions means that in some countries or regions, for example, in Europe, we may be unable to seek patent protection to the same extent as in the United States. Furthermore, the laws of some foreign countries do not offer a sufficient level of protection of our proprietary rights, and we face greater risk of being unable to prevent unauthorized use of our products in those countries.

        We have been in the past and may in the future be subject to opposition proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in all key markets, occasionally third parties may have already registered identical or similar signs for products or solutions that also address the software market. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to our registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets. There can also be no assurance that pending or future United States or foreign applications will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property.

        From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. To protect our intellectual property rights, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays to the development or launch of our products, materially disrupt the conduct of our business or adversely affect our revenues, financial condition and results of operations. We may choose not to pursue patents or other protection for innovations that later turn out to be important or we may choose not to enforce our intellectual property rights. Some foreign laws do not protect intellectual property rights to the same extent as the laws of the United States. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our users and confusion in the market, which could decrease the value of our brand. Any infringement of our intellectual property rights by third parties may eliminate any competitive advantage such intellectual property rights provide and harm our results of operations.

We may become subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.

        There can be no assurance that third parties will not assert that our products and intellectual property infringe, or may infringe, their proprietary rights. Any such claims, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business and have a material and adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling some or all of our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, potentially even if we believe such claims to be without merit. Such licensing agreements may not be available on terms acceptable to us, or at all. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, results of operations or financial condition could be materially and adversely affected.

Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions.

        From time to time, we incorporate open source software into our products. For example, we use third-party open source libraries in our antivirus engine for unpacking and decompressing files in various formats, such as ZIP, RAR, 7ZIP and LHA, to scan "inside" these archives. Open source software is accessible, usable and modifiable by anyone, provided that users and modifiers abide by restrictions and requirements imposed by the applicable open source license. Under certain conditions, the use of some open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. We monitor our use of open source code carefully in an effort to avoid situations that would require us to make parts of our core proprietary technology freely available as open source code and we generally use only code licensed under open source licenses that allow us to freely redistribute and sell the resulting products without restriction. However we cannot guarantee that we will not use code governed by more restrictive licenses or that a court will not interpret a license to require certain of our technology to be made available as open source code. Under that circumstance, if we fail to make the code available, we would be in breach of the license which could cause its termination and our liability for copyright infringement or breach of contract. As a result, we may have to take remedial action, such as replacing certain code used in our products, paying a royalty to use some proprietary code, making certain proprietary source code available to others or discontinuing certain products. Furthermore, the original developers of open source code provide no warranties on such code and have no obligation to fix bugs and errors in it. Fixing such bugs and errors may be more difficult and take us longer than fixing code developed by us.

We may not be able to manage the growth of our operations effectively.

        Although we have significantly expanded our operations in recent years, almost all of our employees through February 29, 2012 were based in our Prague headquarters. As we seek to expand our user community in existing and new countries and regions, we plan to establish marketing and support operations in a number of countries. We expect this expansion to continue as we grow our user community and explore new opportunities. To manage this growth of our operations and personnel, we need to continuously improve our operational and financial systems and procedures and controls. For example, our customer relationship management software and our enterprise resource planning software will eventually need to be upgraded to a version better suited for global operations. We will also need to train, manage and maintain good relations with a larger and more geographically dispersed employee base. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Our software products and website may be subject to intentional disruption that could adversely affect our reputation and future sales.

        We expect to be an ongoing target of attacks specifically designed to impede the performance of our products and harm our reputation as a company. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and cause interruptions to our services. Because the techniques used by computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Interference with the proper functioning of our products and solutions or the theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could materially and adversely affect our competitive position, reputation, brand and future sales of our products, which could subject our business to significant disruption and result in monetary and other losses and reputational harm.

Disruption to our Internet infrastructure could adversely affect our reputation and have a material adverse effect on our business and results of operations.

        While a number of key servers are owned by us and operated in-house, we rent our virus update servers, web servers and bandwidth capacity from third-party providers. All of these servers are located in the United States and Europe. We are developing back-up storage for key data; however, there can be no assurance that our back-up storage arrangements or redundant server structure will become operational, or, if they do, will be effective if it becomes necessary to rely on them. Disruption of the servers and/or bandwidth due to technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our ability to produce continuous updates to our virus definitions and materially and adversely affect our business and results of operations. Additionally, we may be required to invest significant resources to protect against system architecture and network failure and disruption.

We depend on the expertise of key personnel. If these individuals leave or change their roles without effective replacements, our operations may suffer.

        Our performance largely depends on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. In particular, the Czech labor market is small and we face challenges in recruiting sales, marketing, eCommerce and virus research personnel in Prague. In the future, we may incur increased expenses to recruit qualified personnel in the Czech Republic or in other countries into which we expand. Moreover, laws in the Czech Republic require an initial six-month term for grants of new visas and work permits for non-European Union citizens, which may be renewed yearly thereafter. A number of our employees, including our CEO, will need to renew their visas on an ongoing basis. There is no assurance such visas and work permits will be approved.

        The success of our business is dependent to a large degree on the continued services of our directors and executive officers and our other key personnel who have extensive experience in our industry. If we lose the services of any of these integral personnel and fail to manage a smooth transition to new personnel, our business could suffer. We do not carry key person insurance on any of our executive officers or other key personnel.

We may be subject to periodic litigation and other regulatory proceedings, which could result in unexpected expense of time and resources that could have a material adverse impact on our results of operation, financial condition and liquidity.

        From time to time we may be called upon to defend ourselves against lawsuits and regulatory actions in the ordinary course of our business. In 2008, 2009 and 2010, we did not record any contingent liability relating to pending litigation. However, any future litigation could generate negative publicity that significantly harms our reputation, which could materially and adversely affect our user community and the number of our paying users. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management's and the board of directors' attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse effect on our business, results of operation and cash flows.

Our results of operations may be adversely affected by fluctuations in currency exchange rates.

        We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In 2010, 59.8% of our revenues were denominated in U.S. dollars and 38.5% were denominated in Euros. Conversely, in 2010, 68.0% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Czech korunas, 5.6% in Euros and 26.1% in U.S. dollars. As a result, weakening of the U.S. dollar and the Euro relative to the Czech koruna presents the most significant risk to us. Fluctuations in currency exchange rates may impact our business significantly. For example, assuming a 10% decrease in the U.S. dollar relative to the Czech koruna and assuming no other change, our operating income would have decreased by $1.1 million in 2010 and by $0.7 million in the six months ended June 30, 2011. We do not currently engage in hedging transactions to seek to offset the impact of fluctuations in currency exchange rates. In addition, a significant portion of our cash is held in deposits denominated in Euros and Czech korunas. The change in the U.S. dollar-translated value of these investments during each financial reporting period is a non-cash gain or loss that is reported in our income statement and impacts our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and qualitative disclosure about market risk—Foreign currency risk."

A meaningful portion of our revenues is derived from emerging markets, such as Brazil, China and Russia, which are subject to greater risks than more developed markets, including legal, economic, tax and political risks.

        Expanding our business into emerging markets may present additional risks beyond those associated with more developed international markets. For example, in China and Russia, we may encounter risks associated with the ongoing transition from state business ownership to privatization. Regulations or restrictions on the use of local credit cards to purchase our products online could constrain our growth in certain countries, such as Russia or Brazil. Moreover, emerging markets have higher instances of piracy and license misuse, and therefore may require additional time, precautions and resources to develop our business and presence in such markets. In any emerging market, we may also face the risks of dealing with inconsistent government policies and encountering sudden currency revaluations. It is possible that governments of one or more countries may censor or block users' access to the Internet due to political concerns or in response to certain incidents or significant events, thereby preventing people in these countries, including our users, from accessing our products and solutions. In order to enter new markets in highly regulated countries such as China or Russia, modifications to our business plans or operations to comply with changing regulations or certain actions taken by regulatory authorities may increase our costs of providing our products and solutions and materially and adversely affect our financial condition.

Increased user demands on our technical support services may adversely affect our relationships with our users and our financial results.

        We offer technical support for our products, primarily in the form of an online forum and, in certain countries, in the form of a call center operated by a third party. We may be unable to respond quickly enough to accommodate short-term increases in user demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our users. Further user demand for these services, without corresponding revenues, could increase costs and adversely affect our results of operations.

        We have outsourced a substantial portion of our telephone support functions to third-party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our users may be significantly disrupted, which could materially harm our relationships with these users. In addition, two of our third-party service providers are allowed to cross-sell their services (general support services in the area of electronics/IT) to our users who request support through the call center. If these or other third-party service providers do not maintain the appropriate balance between providing support and cross-selling their solutions, our reputation and relationship with our users could be materially harmed.

Adverse global economic events may harm our business, results of operations and financial condition.

        Since our business model is premised on providing our users with free and high-quality consumer security software, our business may be more susceptible than traditional software companies to users delaying or forgoing decisions to purchase or upgrade to premium paid products during challenging economic conditions. Furthermore, challenging economic conditions can often result in users delaying or forgoing decisions to upgrade their existing hardware or operating system, which can be a catalyst to purchase our premium paid products. As a result, adverse global economic events may harm our business, results of operations and financial condition.

Our business involves significant bookings from Europe, and disruptions in European economies could have a material adverse effect on our operations or financial performance.

        In 2010 and the six months ended in June 30, 2011 we derived 45% and 47% of our bookings, respectively, from European countries. The financial markets remain concerned about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Greece, Portugal and Ireland by Euro-zone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Euro-zone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of the Company's Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse impact on the capital markets generally, and more specifically, may cause users to delay or forgo decisions to purchase or upgrade to premium paid products. In addition, this uncertainty could also result in users delaying or forgoing decisions to upgrade their existing hardware or operating system, which can be a catalyst to purchase our premium paid products. Given the scope of our European bookings and user base, persistent disruptions in the European financial markets, the overall stability of the Euro and the suitability of the Euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

Failure to adequately protect personal information of our users may adversely affect our business.

        We and our eCommerce service providers handle personally identifiable information pertaining to our users, including payment card and other personal information. Many jurisdictions have adopted privacy, security and data protection laws and regulations intended to prevent improper use and disclosure of personally identifiable information. In addition, some jurisdictions impose database registration requirements for which significant monetary and other penalties may be imposed for failure to comply. For example, the European Union has adopted various directives regulating online commerce, data privacy, security and the transmission of content using the Internet involving residents of the EU. In the United States, the Federal Trade Commission, or FTC, is starting to exercise greater authority over how online consumer data is collected and maintained by businesses. Prompted by the FTC's recommendation regarding online tracking, a number of federal legislative proposals have been introduced that would allow users to opt out of online monitoring. This may affect our ability to obtain information from U.S. users that would assist in increasing the efficacy of security software. We are also subject to U.S. state and federal rules and laws regarding information security. At times the requirements imposed by data protection laws and regulations in the United States can conflict with laws, and the demands of regulators and other governmental authorities, in foreign jurisdictions. These laws, which are subject to change and may be inconsistent, may impose costly administrative requirements, limit our handling of information and subject us to increased government oversight and financial liabilities, all of which could have a material adverse effect on our business, results of operations, financial condition and the trading price of our common stock.

We rely on search engines and download sites to attract a meaningful portion of our users, and if those search engines or download sites change their listings, increase their pricing or suffer problems, it may limit our ability to attract new users.

        We rely on search engines to attract new users, and many of our users locate our product and website by clicking through on search results displayed by search engines such as Google and Yahoo!. Search engines typically provide two types of search results, algorithmic or natural (i.e., non-paid) and purchased listings. Algorithmic or natural search results are determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased. Advertisers can also pay search engines to place listings more prominently in search results in order to attract users to advertisers' websites. While most of the traffic to our website is direct traffic, we rely almost entirely on algorithmic or natural searches to attract search traffic to our website. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, our websites may not appear at all or may appear less prominently in search results, which could result in fewer users clicking through to our websites. In addition, our competitors and others have in the past, and may in the future, purchase our name from search services in an attempt to capture potential traffic. Preventing such actions and recapturing potential traffic could increase our expenses.

Fluctuations in our business caused by seasonality or unusual malware activity could cause fluctuations in quarterly bookings and volatility in the market price of our shares of common stock.

        We expect to experience a decline in bookings for all products during the third quarter as a result of low computer usage during the summer months and an increase in sales during the fourth quarter as a result of the December holiday season. In 2010, this seasonality was not clearly visible in our quarterly results of operations because the effects of seasonality were offset by the growth of our user community. As the growth rate of our user community slows in the future, we believe that seasonal factors may have a more significant impact on our bookings which may in turn affect our revenues and results of operations. In addition to potential seasonal fluctuations, our business is sensitive to unusual or widely broadcast malware activity. For example, at times, when there have been news stories of significant malware activity, we have experienced a spike in sales followed by increased revenues. Because of the anticipated summer seasonal slow down in future periods and sensitivity to unusual malware activity of our business, results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. These fluctuations may also cause volatility in the market price of our common stock.

Our financial position and results of operations could be materially and adversely affected if we become subject to unexpected taxes.

        For periods through June 30, 2011, we were subject to income tax solely in the Czech Republic. Sales of our products are also subject to tax in a number of jurisdictions. Such taxes include VAT, corporate tax and excise duties. In the Czech Republic and many other jurisdictions, particularly those in emerging markets, there is limited guidance or interpretation of the laws related to these taxes, many of which have not been in force for a significant period. As a result, implementing regulations are often unclear or nonexistent. For example, we have determined our taxable income in the Czech Republic in part based on revenues recognized under Czech Generally Accepted Accounting Principles ("Czech GAAP") pursuant to which 30% of our revenues from sold licenses were recognized immediately and the remaining 70% of our revenues were deferred ratably over the license term. In this instance and with respect to other determinations, few precedents exist and different opinions regarding legal interpretations exist both among and within government authorities and organizations. While we make the significant majority of our sales through third-party hosted resellers who undertake to comply with any local taxing requirements, we do make certain sales ourselves. Furthermore, local taxing authorities could seek to impose penalties on us notwithstanding our agreement with hosted resellers. In addition, our tax position, including matters related to our corporate structure and intercompany transactions, are subject to review and audit by taxing authorities, who may impose significant fines, penalties and interest charges. We have not been subject to an audit by the Czech tax authorities in the past and our taxable returns for the 2008 fiscal year and subsequent periods remain open to audit. If our tax positions were to be disputed by tax authorities, we could be subject to substantial tax liabilities that could have a material adverse effect on our financial position and results of operations.

We may become subject to unanticipated tax liabilities that could have a material adverse effect on us or our shareholders.

        We are incorporated under the laws of the Netherlands and on this basis are subject to Dutch tax laws as a Dutch resident taxpayer. We believe that we are resident solely in the Netherlands for tax purposes and that we, and in certain cases, the holders of our shares, can rely on this position for purposes of the application of tax treaties concluded by the Netherlands with other jurisdictions. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our activities, we could be considered or may become a resident of a jurisdiction other than the Netherlands, which could subject us to unanticipated tax liabilities, possibly on a retroactive basis and holders of our shares could become subject to different tax treatment in respect of the acquisition, holding (including in respect of dividend payments on our shares), redemption or disposal of our shares.

U.S. states may seek to impose state and local business taxes and sales/use taxes and current EU taxes on Internet sales may increase.

        Even if we and our non-U.S. subsidiaries are not subject to U.S. federal income tax, there is a risk that states could assert that we or our non-U.S. subsidiaries are liable for U.S. state and local business activity taxes based upon income or gross receipts or for the collection of U.S. local sales/use taxes. States are becoming increasingly aggressive in asserting a nexus for business activity tax purposes and imposing sales/use taxes on products and services provided over the Internet. We and our non-U.S. subsidiaries could be subject to U.S. state and local taxation if a state tax authority asserts that our activities or the activities of our non-U.S. subsidiaries give rise to a nexus. We and our non-U.S. subsidiaries could also be liable for the collection of U.S. state and local sales/use taxes if a state tax authority asserts that distribution of our products over the Internet is subject to sale/use taxes. Additionally, sales of our products in the EU is subject to value-added tax (VAT), which may increase and cause either our prices to increase or our comprehensive income to decline. New obligations to collect or pay taxes of any kind could substantially increase the cost to us of doing business.

We have not yet assessed the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

        We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in our Annual Report on Form 20-F for the year ending December 31, 2013. We have not yet commenced the process of assessing the effectiveness of our internal control over financial reporting. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. Implementation of remedial actions required could result in us incurring additional costs that we did not anticipate and any failure of our internal controls could result in, or increase the risk of, a material misstatement in our financial statements. Even if no such misstatement occurs, if we identify one or more material weaknesses in our internal control over financial reporting during the evaluation and testing process, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Our auditors identified a material weakness in our internal control over financial reporting in connection with our most recent audit.

        Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, in the course of auditing our financial statements for the year ended December 31, 2010, our independent registered public accounting firm considered our internal controls and identified a deficiency that it concluded represented a material weakness. In particular, our auditors noted that the design of our financial statement closing process was deficient because we had insufficient personnel with appropriate experience, which also led to a lack of segregation of duties and insufficient review of financial statement closing journal entries. Our auditors assessed that these circumstances resulted in misstatements in areas of deferred taxes, foreign exchange translation and certain accruals that were corrected during the audit process. Under auditing standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The finding by our independent registered public accounting firm reflects aspects of our internal control infrastructure as of December 31, 2010. We have invested in our internal control infrastructure in preparation for being a public company; however, we cannot provide any assurance that we have remedied the material weakness identified by our independent registered public accounting firm or there will not be other material weaknesses that our independent registered public accounting firm or we will identify. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with listing requirements of our stock exchange.

We may not be able to integrate future acquisitions, or those acquisitions may not provide the expected benefits.

        Any acquisition that we effect will be accompanied by a number of risks, including the difficulty of integrating the technologies of the acquired business, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. Even if we obtain indemnification from the seller of an acquired business, the indemnification may be insufficient or unavailable for the particular liabilities incurred. Any inability to integrate completed combinations or acquisitions in an efficient and timely manner could have an adverse impact on our results of operations. In addition, we may not recognize the expected benefits in connection with a future acquisition. If we are not successful in completing acquisitions that we pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. In addition, future acquisitions could require the use of substantial portions of our available cash or result in dilutive issuances of securities.

Risks related to our common stock and this offering

Our share price may be volatile, and you may lose all or part of your investment.

        The initial public offering price for the common stock sold in this offering will be determined by negotiation among us, the selling stockholders and representatives of the underwriters. This price may not reflect the market price of our common stock following this offering and the price of our common stock may decline. In addition, the market price of our common stock could be highly volatile and may fluctuate substantially as a result of many factors, including:

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  actual or anticipated fluctuations in our results of operations;

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  variance in our financial performance from the expectations of market analysts;

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  announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

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  changes in the prices of our products;

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  our involvement in litigation;

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  our sale of common stock or other securities in the future;

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  market conditions in our industry;

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  changes in key personnel;

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  the trading volume of our common stock;

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  changes in the estimation of the future size and growth rate of our markets; and

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  general economic and market conditions.

        In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management's attention and resources could be diverted.

There has been no prior public market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our stock price could decline. Moreover, the price of our common stock could decline if one or more securities analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The significant stock ownership positions of our co-founders and Summit will limit your ability to influence corporate matters.

        Following the completion of this offering, our co-founders, Eduard Kucera and Pavel Baudis, will each beneficially own         % of our common stock, totaling         % of our common stock. If the underwriters exercise their over-allotment option in full, these percentages will decrease to         % and         %, respectively, and         % in total. As a result of this concentration of stock ownership, Messrs Kucera and Baudis on their own will have sufficient voting power to effectively control all matters submitted to our stockholders for approval that do not require a special majority. These matters include:

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  the composition of our board of directors;

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  approving or rejecting a legal merger, demerger or other business combination; and

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  amending our articles of association, which govern the rights attached to our common stock.

        In addition, following the completion of this offering, Summit will beneficially own         % of our common stock or         % if the underwriters exercise their over-allotment option in full. As a result, Summit will be able to exercise significant influence over certain matters put to a vote of our stockholders, especially those that require a special majority.

        This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our stock. The interests of Messrs Kucera and Baudis and Summit may not always coincide with the interests of our other stockholders. This concentration of ownership may also adversely affect our stock price.

We currently intend to take advantage of              's "controlled company" exemption from certain corporate governance requirements to a limited extent, and therefore, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        As a result of the number of shares beneficially owned by Messrs. Kucera and Baudis as well as Summit, after the completion of this offering, we will be eligible to take advantage of the "controlled company" exemption under             corporate governance rules. Our ability to take advantage of this exemption will be the result of an amended and restated stockholders' agreement that we intend to enter into and that will become effective immediately prior to the closing of this offering pursuant to which, for as long as Summit holds 5% or greater of our common stock, Summit will have a contractual right to nominate one director for our board of directors and the founders will agree to vote for such nominee. See "Certain Relationships and Related Party Transactions—Amended and restated stockholders' agreement—Nominating rights." A "controlled company" is a company of which more than 50% of the voting power is held by an individual or group of stockholders. Pursuant to the "controlled company" exemption, a company is not required to comply with the requirements that: (1) a majority of its board of directors consist of independent directors, and (2) it has a compensation committee and a nominating and governance committee composed entirely of independent directors with a written charter addressing each committee's purpose and responsibilities. See "Management—Board committees." We currently intend to rely on this exemption only to the extent necessary to permit                  to serve on our compensation committee and our nominating and governance committee, respectively, even though they do not satisfy             's definition of an "independent director" because each was one of our founders and an employee within the last three years. If available to us, we may elect to use the controlled company exemption more broadly in the future. If we do that, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                  .

As a foreign private issuer whose shares are listed on       , we may in the future elect to follow certain home country corporate governance practices instead of certain       requirements.

        We have elected to apply the corporate governance rules of       even though, as a foreign private issuer, we are permitted to follow our home country corporate governance practices, those of the Netherlands, instead of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of             's requirements, including in the event we are no longer eligible for the "controlled company" exemption. For example, we may follow our home country practices to permit                  , who do not currently satisfy compensation committee independence standards, to serve on our compensation committee and our nominating and governance committee, respectively, if the controlled company exemption is not available to us. A foreign private issuer that elects to follow a home country practice instead of                  requirements must submit          in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. The Dutch Corporate Governance Code (the "Dutch Code") is based on a "comply or explain" principle. As a result, we could opt out of both U.S. and Dutch corporate governance rules and/or provisions. In addition, certain         corporate governance requirements are not reflected in Dutch law, such as the requirements to obtain stockholder approval for certain dilutive issuances of shares, including the sale of our shares of common stock in below market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. See "Management—Corporate governance." Accordingly, our stockholders may not be afforded the same protection as provided under         corporate governance rules.

        In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), related to the furnishing and content of proxy statements, and our officers, directors and principal stockholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a stockholder.

        We are subject to the Dutch Code, which applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including                  . The Dutch Code contains principles and best practice provisions for boards of directors, stockholders and general meetings of stockholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Dutch Code is based on a "comply or explain" principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the Dutch Code relating to the board of directors and, if they do not comply with those provisions, to give the reasons for such non-compliance. The principles and best practice provisions apply to the board (relating to, among other matters, the board's role and composition, conflicts of interest and independence requirements, board committees and remuneration), stockholders and the general meeting of stockholders (for example, regarding anti-takeover protection and obligations of a company to provide information to its stockholders) and financial reporting (such as external auditor and internal audit requirements). We have decided not to comply with a number of the provisions of the Dutch Code because such provisions conflict, in whole or in part, with the corporate governance rules of             and U.S. securities laws that apply to our company whose common stock is traded on              , or because such provisions do not reflect customary practices of U.S. public companies. See "Management—Corporate governance" for details on those provisions of the Dutch Code that we do not intend to comply with following this offering. This may affect your rights as a stockholder and you may not have the same level of protection as a stockholder in a Dutch company that fully complies with the Dutch Code.

The market price of our common stock could be negatively affected by future sales of our common stock.

        After this offering, there will be         shares of our common stock outstanding. Sales by us or our stockholders of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares acquired by our "affiliates," as that term is defined in Rule 144 under the U.S. Securities Act of 1933. Following completion of this offering, approximately       % of our outstanding shares of common stock (or       % if the underwriters exercise their over-allotment option in full) will be considered restricted stock and will be held by our affiliates. Such securities can be resold into the public markets in the future in accordance with the requirements of Rule 144, including volume limitations, manner of sale requirements and notice requirements. See "Shares Eligible for Future Sale."

        We, our executive officers, directors and all of our stockholders have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any shares of common stock to be filed except for the common stock offered in this offering, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

        Starting six months after the closing of this offering, the founders and Summit are entitled to require that we register their shares under the U.S. Securities Act of 1933 for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See "Certain Relationships and Related Party Transactions—Amended and restated stockholders' agreement."

        In addition to our current stockholders' registration rights,       of our shares of common stock are issuable under currently outstanding stock options granted to employees. Following this offering, we intend to file a registration statement on Form S-8 under the U.S. Securities Act of 1933 registering       shares under our stock incentive plans. Shares included in such registration statement will be available for sale in the public market immediately after such filing except for shares held by affiliates who will have certain restrictions on their ability to sell.

We currently do not expect to pay any dividends and cannot provide assurances regarding the amount or timing of dividend payments, if any, in the future.

        Although we have paid dividends in the past, we currently intend to retain all future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and other factors our board of directors may deem relevant. Payment of future dividends may be made only to the extent stockholders' equity exceeds the sum of our paid-up and called-up capital stock plus the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association. We cannot provide assurances regarding the amount or timing of dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in our shares of common stock to provide dividend income and the success of an investment in our shares of common stock may depend upon an appreciation in their value. There is no guarantee that our shares of common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

        The initial public offering price of our common stock substantially exceeds the net tangible book value per share of our common stock immediately after this offering. Therefore, based on an assumed public offering price of $       per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, if you purchase our shares of common stock in this offering, you will suffer, as of June 30, 2011, immediate dilution of $       , per share or $       if the underwriters exercise their over-allotment option in full, in net tangible book value after giving effect to the sale of       shares of common stock in this offering at an initial public offering price of $       per share less underwriting discounts and commissions and the estimated expenses payable by us and the selling stockholders. If outstanding options to purchase our shares of common stock are exercised in the future, you will experience additional dilution. See "Dilution."

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

        We intend to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies. Our management will have broad discretion in the application of these net proceeds and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all stockholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Risks related to the Netherlands and the Czech Republic

After the Conversion, we will be a Dutch public company with limited liability, which may grant different rights to our stockholders than the rights granted to stockholders of companies organized in the United States.

        The rights of our stockholders are different from the rights of stockholders governed by the laws of U.S. jurisdictions. After the Conversion, we will be a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of stockholders and the responsibilities of the members of our board of directors may be different from the rights and obligations of stockholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its stockholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See "Management—Corporate governance."

        Although stockholders will have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company's stockholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company. In addition, if a third-party is liable to a Dutch company, under Dutch law stockholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third-party to the company also constitutes a tortious act directly against such stockholder and the damages sustained are permanent, may that stockholder have an individual right of action against such third-party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement. See "Description of Capital Stock—Stockholder suits."

        The provisions of Dutch corporate law and our articles of association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board of directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

Our articles of association and Dutch corporate law contain provisions that may discourage a takeover attempt.

        Provisions contained in our articles of association following the Conversion and the laws of the Netherlands could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our articles of association impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. Among other things, these provisions:

  •
  authorize our board of directors for a period of five years from the date of the Conversion to issue preferred shares, including for defensive purposes, and shares of common stock, in each case without stockholder approval;

  •
  prevent "business combinations" with "interested stockholders" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our stockholders or satisfies other requirements specified in our articles of association;

  •
  require that a resolution passed by a two-thirds majority of the votes cast representing more than one-half of the issued and outstanding capital stock is necessary to suspend or remove members of our board of directors;

  •
  require that director vacancies may only be filled from a list that was prepared by our board of directors unless a resolution is passed with two-thirds majority of the votes cast representing more than one-half of the issued and outstanding capital at a general meeting of stockholders providing that such list is not binding and, in that event, a new list of nominees will be prepared by our board of directors; and

  •
  do not provide for stockholder action by written consent, thereby requiring all stockholder actions to be taken at a general meeting of stockholders.

        These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management. See "Description of Capital Stock—Anti-takeover provisions."

Dutch and Czech insolvency laws to which we are subject may not be as favorable to you as U.S. or other insolvency laws.

        As a company incorporated under the laws of the Netherlands with its registered offices in the Netherlands, subject to applicable EU insolvency regulations, any insolvency proceedings in relation to us may be based on Dutch insolvency law. In the event it should be established that the "center of our main interest," as defined under EU insolvency regulations, is situated within the territory of another EU member state and not in the Netherlands, such as in the Czech Republic, the courts of such member state would have jurisdiction to open insolvency proceedings. Both Dutch and Czech insolvency proceedings differ significantly from insolvency proceedings in the United States and may make it more difficult for stockholders to recover the amount they may normally expect to recover in a liquidation or bankruptcy proceeding in the United States.

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in the Czech Republic or the Netherlands.

        We have only very limited assets in the United States. Most of our assets are located in the Czech Republic, our company is incorporated in the Netherlands, and most of our directors and senior management are located outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. Although arbitration awards are generally enforceable in the Czech Republic and the Netherlands, you should note that judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in the Czech Republic or the Netherlands. There is no mutual recognition treaty between the United States and the Czech Republic or the Netherlands, and therefore, it may be difficult to enforce any U.S. or other court judgment from a non-EU member state obtained against our company, any of our operating subsidiaries or any of our directors in the Czech Republic or the Netherlands. See "Enforceability of Civil Liabilities."

Social, economic or political developments in the Czech Republic could adversely affect our operations.

        Our headquarters is located in Prague in the Czech Republic and almost all of our 206 employees, as of February 29, 2012, were located in the Czech Republic. The Czech Republic has undergone dramatic economic, political and social changes since the fall of the former Communist regime in 1989, including currency fluctuations, evolving regulatory environment, inflation, economic recession, changes in disposable income and gross national product, variations in interest rates and taxation policies, levels of economic growth and other similar changes. Public discussion still continues as to the need to reform pension and healthcare systems and to balance the fiscal budget of the Czech Republic. Even if an agreement is reached on reforms among political parties in the Czech Republic, no assurance can be given that any such reforms will not adversely affect our business, results of operations or prospects. A failure to safeguard the sustainability of the public finances could potentially destabilize the Czech koruna against foreign currencies, increase inflation and deteriorate the overall economic situation, which may thereby adversely affect us. Many of these factors are beyond our control. Any economic, political or social instability or adverse development in the Czech Republic could have an adverse effect on our business, results of operations, financial condition, liquidity, prospects or reputation.

Legal and regulatory safeguards in the Czech Republic are not as developed compared to some Western European countries.

        Legal and regulatory safeguards in the Czech Republic have undergone significant changes since the fall of the former Communist regime in 1989 and the entry of the Czech Republic into the European Union in 2004. Nevertheless, in many cases they are not yet as developed as in countries with more developed democracies or legislative or judicial systems, which may result in insufficient enforceability of existing laws and regulations. For instance, the restrictions on the inappropriate use of funds to influence official decisions are not regularly enforced, which has had an adverse effect on Czech business culture. Additionally, in some circumstances, it may not be possible to obtain legal remedies to enforce contractual or other rights in a timely manner or at all. Although institutions and legal and regulatory systems characteristic of parliamentary democracies have developed in the Czech Republic, the lack of an institutional history remains a problem. As a result, shifts in government policies and regulations tend to be less predictable than in countries with more developed democracies. A lack of legal certainty, as well as unclear interpretations of the law, or the inability to obtain effective legal remedies in a timely manner or at all may have a material adverse effect on our business, results of operations, financial condition, liquidity, prospects or reputation.

Special Note Regarding Forward-looking Statements

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

  •
  our plans to continue to expand our global presence and grow our user base;

  •
  our ability to maintain and increase the number of devices protected by our security software products;

  •
  our ability to respond to new market developments;

  •
  our plans to invest in developing future product families;

  •
  our ability to develop additional functions and value-added solutions;

  •
  our intent to penetrate further our existing markets and penetrate new markets, especially our ability to grow our presence in the SMB market and to successfully penetrate the mobile market;

  •
  our belief in the sufficiency of our cash flows to meet our needs for the next year;

  •
  our expectations regarding the allocation of our capital expenditures;

  •
  our expectations regarding average selling prices lowering;

  •
  our ability to generate additional revenue through up-selling and cross-selling;

  •
  our expectations regarding our future product mix; and

  •
  our intended use of proceeds of this offering.

        The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under "Risk Factors" in this prospectus.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

 Use of Proceeds

        We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $          million (or approximately $          million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $         per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions. Similarly, each increase (decrease) of             shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

        We intend to use net proceeds for working capital and other general corporate purposes. We may also use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we have no present commitments or agreements to enter into any material acquisitions or make any such material investments. We currently have no specific plans or commitments with respect to the proceeds to us from this offering and therefore are unable to quantify the allocation of such proceeds among various potential uses.

 Dividend Policy

        We do not intend to pay dividends on our common stock for the foreseeable future following this offering and currently intend to retain all future earnings, if any, to finance the operation of our business and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and other factors our board of directors may deem relevant.

        We paid an interim dividend in an aggregate amount of $22.0 million to our existing stockholders in December 2011 and January 2012.

        We intend to declare a special dividend of $          million that we intend to pay to our existing stockholders immediately prior to the closing of this offering. We are paying this dividend to compensate our investors for their longstanding commitment to, and support of, us. Investors in this offering will not receive any portion of the foregoing dividend to our existing stockholders.

        We did not pay any dividends in fiscal year 2007. The following table sets forth our historical dividends declared in 2008, 2009, 2010 and the six months ended 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Dividends Declared:
Total in Czech korunas	CZK34,000	CZK110,000	CZK300,000	CZK300,000	CZK—
Per share in Czech korunas	188.9	611.1	1,666.7	1,666.7	—
Total in U.S. dollars	$2,182	$6,039	$14,304	$14,304	$—
Per share in U.S. dollars	12.1	33.6	79.5	79.5	—

 Capitalization

        The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2011, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of redeemable preferred stock into             shares of common stock on a one-for-one basis immediately prior to the closing of this offering, and (2) the payment to our existing stockholders of an interim dividend in an aggregate amount of $22.0 million in December 2011 and January 2012 in addition to a special dividend of                  that we intend to pay immediately prior to the closing of this offering; and

  •
  on a pro forma as adjusted basis to give additional effect to our issuance and sale of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us.

        You should read this information in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of June 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands)
Cash and cash equivalents	$84,257	$	$

Redeemable preferred stock, par value €0.10 per share; shares authorized; shares issued and outstanding, actual 36,000; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted(2)	$64,938	$	$

Common stock, par value €0.10 per share; shares authorized, shares issued and outstanding, actual 144,000; shares authorized, issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	$18	$	$
Cumulative preferred stock series PA, par value per share; zero shares authorized, actual and pro forma; shares authorized and no shares issued or outstanding, pro forma as adjusted	—
Cumulative preferred stock series PB, par value per share; zero shares authorized, actual and pro forma; shares authorized and no shares issued or outstanding, pro forma as adjusted	—
Additional paid-in capital	10,064
Redemption obligation initial recognition	(59,345)
Foreign currency translation adjustments	(7,957)
Retained earnings	34,871

Total stockholders' equity	(22,344)

Total capitalization	$(22,344)	$	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus)

  would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
The redemption right associated with our redeemable preferred stock is exercisable on or after August 20, 2015 in a total amount of $100 million. We intend to enter into an amended and restated stockholders' agreement, which will become effective immediately prior to the closing of this offering, pursuant to which the redemption right associated with our redeemable preferred stock will be terminated. We have recorded a liability pursuant to IAS 32 for the periods presented by discounting such amount to present value. See notes 5 and 19 to our audited consolidated financial statements and note 4 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Dilution

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of common stock after this offering. Our pro forma net tangible book value as of June 30, 2011 was $     million, corresponding to a net tangible book value of $    per share of common stock. Pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding after giving effect to the conversion of all outstanding preferred shares upon the closing of this offering.

        After giving effect to (1) the sale of common stock that we are offering at an assumed initial public offering price of $    per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the payment to our existing stockholders of an interim dividend in an aggregate amount of $22.0 million in December 2011 and January 2012 in addition to a special dividend of                     that we intend to pay immediately prior to the closing of this offering, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been approximately $    per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $    per share of common stock to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $    per share of common stock to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock.

        The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2011	$
Increase per share attributable to this offering

Decrease in pro forma net tangible book value per share attributable to the special dividend discussed above

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders' equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $    per share, the increase in pro forma net tangible book value per share to existing stockholders would be $    and the dilution per share to new investors would be $    per share, in each case assuming an initial public offering price of $    per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus.

        The following table summarizes, as of June 30, 2011, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $    per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

				Total Consideration
	Shares Purchased
							Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			100%

        The foregoing tables and calculations exclude         shares of common stock reserved for issuance under our equity incentive plans, of which options to purchase          shares have been granted at a weighted-average exercise price of $    per share.

        To the extent any of these outstanding options is exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of June 30, 2011, the pro forma as adjusted net tangible book value per share after this offering would be $    , and total dilution per share to new investors would be $    .

        If the underwriters exercise their over-allotment option in full:

  •
  the percentage of common stock held by existing stockholders will decrease to approximately    % of the total number of our common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to    , or approximately    % of the total number of our common stock outstanding after this offering.

 Selected Consolidated Financial and Other Data

        The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS.

        The selected consolidated statement of comprehensive income data for each of the years in the four-year period ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2007, 2008, 2009 and 2010 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 2011 and the selected consolidated statement of comprehensive income data for the six months ended June 30, 2010 and 2011 have been derived from our unaudited interim consolidated condensed financial statements included elsewhere in this prospectus. The selected historical consolidated statement of comprehensive income data for the year ended December 31, 2010 and for the six months ended June 30, 2011, and the selected historical consolidated balance sheet data as of December 31, 2010 and June 30, 2011, have been restated. See notes 5 and 19 to our audited consolidated financial statements and note 4 to our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated condensed financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,								Six Months Ended June 30,
	2007		2008		2009		2010		2010		2011
							(restated)				(restated)
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Income Data:
Revenues		$4,947		$14,970		$25,309		$48,495		$20,238		$37,874
Cost of revenues		1,445		1,833		2,169		4,084		1,782		2,344

Gross profit		3,502		13,137		23,140		44,411		18,456		35,530
Operating costs:
Sales and marketing		579		1,207		1,760		3,667		1,448		2,738
Research and development		775		1,103		1,324		3,541		1,299		2,759
General and administrative(1)		671		1,473		8,242		11,275		5,528		4,216

Total operating costs		2,025		3,783		11,326		18,483		8,275		9,713

Operating profit		1,477		9,354		11,814		25,928		10,181		25,817
Finance income and expenses, net		(605)		(2,165)		223		(2,128)		(3,335)		3,544

Profit before income tax		872		7,189		12,037		23,800		6,846		29,361
Income tax		313		1,553		3,306		5,837		2,457		4,794

Profit		559		5,636		8,731		17,963		4,389		24,567
Foreign exchange differences		—		—		—		(3,051)		—		(4,906)

Comprehensive income		$559		$5,636		$8,731		$14,912		$4,389		$19,661

Total profit attributable to equity holders of the Company		559		5,636		8,731		17,963		4,389		24,567
Comprehensive income attributable to equity holders of the Company		559		5,636		8,731		14,912		4,389		19,661
Basic and diluted earnings per share		$3.11		$31.31		$48.51		$99.79		$24.38		$136.48

Weighted average number of shares used in computing basic and diluted earnings per share(2)		180,000		180,000		180,000		180,000		180,000		180,000

Pro forma basic and diluted comprehensive income per share(3)								$82.84				$109.23

Weighted average number of shares used in computing pro forma basic and diluted comprehensive income per share								180,000				180,000

Dividends declared per share:
Czech korunas	CZK	—	CZK	188.9	CZK	611.1	CZK	1,666.7	CZK	1,666.7	CZK	—
U.S. dollars		$—		$12.1		$33.6		$79.5		$79.5		$—

	Actual				Actual	Pro Forma(4)	Pro Forma As Adjusted(4)
	As of December 31,
					As of June 30, 2011
	2007	2008	2009	2010
				(restated)	(restated)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,745	$17,674	$33,998	$51,378	$84,257
Deferred revenues	9,544	17,232	29,081	44,385	53,492
Working capital(5)	2,400	6,688	13,805	20,661	44,442
Total assets	15,383	25,618	47,697	71,312	104,600
Total borrowings	—	—	—	—	—
Total liabilities excluding redeemable preferred stock redemption obligation	14,729	21,510	36,432	52,237	62,006
Redeemable preferred stock redemption obligation(6)	—	—	—	61,636	64,938
Stockholders' equity	654	4,108	11,265	(42,561)	(22,344)

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2010	2010	2011
				(restated)		(restated)
	(in thousands, except operating metrics)
Supplemental Financial Metrics:
Bookings(7)	$14,491	$22,658	$37,158	$63,799	$27,834	$46,981
Free cash flow(7)	8,901	13,598	21,135	37,112	17,575	30,181
Adjusted comprehensive income(7)	361	7,432	12,378	23,939	11,450	20,661
Supplemental Operating Metrics:
Number of actively protected devices at period end (in millions)	n/a	62.8	88.0	119.0	95.7	131.6
Bookings per actively protected device (in cents)(8)	n/a	36.1¢	42.2¢	53.6¢	29.1¢	35.7¢

n/a
Not available.

(1)
Includes stock-based compensation expense of $4.5 million recognized in 2009, $4.9 million in 2010, $3.3 million in the six months ended June 30, 2010 and $0.6 million in the six months ended June 30, 2011. We did not incur any additional stock-based compensation expense during any other period presented.

(2)
See footnote 15 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(3)
Pro forma basic and diluted comprehensive income per share and pro forma weighted number of average shares gives effect to the automatic conversion of all outstanding shares of redeemable preferred stock into         shares of common stock on a one-for-one basis immediately prior to the closing of this offering.

(4)
Pro forma gives effect to the payment of an interim dividend in an aggregate amount of $22.0 million that we paid to our existing stockholders in December 2011 and January 2012 in addition to a special dividend of       that we intend to pay to our existing stockholders immediately prior to the closing of this offering. Pro forma as adjusted additionally gives effect to our receipt of net proceeds of $     million from the sale by us of       shares of common stock in this offering at an assumed initial public offering price of $    per share, the mid-point of the initial public offering price range on the cover of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us.

(5)
Working capital is defined as total current assets minus total current liabilities.

(6)
The redemption right associated with our redeemable preferred stock is exercisable on or after August 20, 2015 in a total amount of $100 million. We intend to enter into an amended and restated stockholders' agreement, which will become effective immediately prior to the closing of this offering, pursuant to which the redemption right associated with our redeemable preferred stock will be terminated. We have recorded a liability pursuant to IAS 32 for the periods presented by discounting such amount to present value. See notes 5 and 19 to our audited consolidated financial statements and note 4 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

(7)
See "—Supplemental information" below for how we define and calculate bookings, free cash flow and adjusted comprehensive income, a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, and a discussion about the limitations of these non-IFRS financial measures.

(8)
Defined as bookings during the applicable period divided by the average number of actively protected devices during the last month of the period.

Supplemental information

Bookings

        Bookings is a non-IFRS financial measure consisting of all amounts invoiced to customers during a specified period and is important since it corresponds directly to our near-term cash flow. Bookings includes amounts from sales of software licenses (revenues from which are deferred and recognized over the terms of the licenses), as well as amounts from cross-distribution and cross-selling arrangements (which are fully recognized in the period in which they are generated). Bookings can be derived by adding the change in deferred revenues between the start and end of a period to the revenue recognized during the same period. The following table reconciles revenues, the most directly comparable IFRS measure, to bookings for the periods presented:

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of revenues to bookings:
Revenues	$4,947	$14,970	$25,309	$48,495	$20,238	$37,874
Change in deferred revenues	9,544	7,688	11,849	15,304	7,596	9,107

Bookings	$14,491	$22,658	$37,158	$63,799	$27,834	$46,981

        We use bookings internally to evaluate our results of operations, generate future operating plans and assess the performance of our company. We believe that this non-IFRS financial measure is useful in evaluating our business because it is an important driver of our near-term cash flow. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for revenues recognized in accordance with IFRS. In addition, other companies, including companies in our industry, may calculate bookings differently or not at all, which reduces its usefulness as a comparative measure.

Free cash flow

        Free cash flow is a non-IFRS measure defined as net cash flows from operating activities minus capital expenditures. The following table reconciles net cash flows from operating activities, the most directly comparable IFRS measure, to free cash flow:

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of net cash flows from operating activities to free cash flow:
Net cash flows from operating activities	$9,845	$14,572	$24,102	$40,003	$17,856	$30,485
Capital expenditures(1)	(944)	(974)	(2,967)	(2,891)	(281)	(304)

Free cash flow	$8,901	$13,598	$21,135	$37,112	$17,575	$30,181

(1)
Capital expenditures include both intangible expenditures (such as capitalized research and development expenses) and tangible expenditures (such as property, plant and equipment). Since February 2010, research and development expenses no longer meet the IFRS criteria for capitalization. Acquisition of intangible assets in 2010 is also affected by a one-time purchase of trademarks and domains for $2.1 million.

          We use free cash flow to evaluate our business because, although it is similar to net cash flows from operating activities, we believe it typically presents a more conservative measure of cash flows as purchases of fixed assets, software developed for internal use and website development costs are necessary components of ongoing operations. We believe that this non-IFRS financial measure is useful in evaluating our business because free cash flow reflects the cash surplus available to fund the expansion of our business after payment of capital expenditures relating to the necessary components of ongoing operations. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with IFRS.

  Adjusted comprehensive income

          Adjusted comprehensive income is a non-IFRS financial measure defined as comprehensive income excluding stock-based compensation expenses, the unwinding of the discount on the redemption obligation and the effect of exchange rate changes on cash and cash equivalents held in foreign currencies. The following table reconciles comprehensive income, the most directly comparable IFRS measure, to adjusted comprehensive income:

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2010	2010	2011
				(restated)		(restated)
	(in thousands)
Reconciliation of comprehensive income to adjusted comprehensive income:
Comprehensive income	$559	$5,636	$8,731	$14,912	$4,389	$19,661
Stock-based compensation	—	—	4,465	4,919	3,339	556
Unwinding of discount on redemption obligation	—	—	—	2,291	—	3,302
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(198)	1,796	(818)	1,817	3,722	(2,858)

Adjusted comprehensive income	$361	$7,432	$12,378	$23,939	$11,450	$20,661

          We present adjusted comprehensive income as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by eliminating the impact on our results of operations caused by changes in foreign exchange rates that affect cash and cash equivalents denominated in currencies other than our functional currency (affecting finance income and expenses, net), non-cash charges resulting in stock-based compensation (affecting our operating costs) and the non-cash unwinding of the discount on the redemption obligation. We believe that this non-IFRS financial measure is useful in evaluating our business because adjusted comprehensive income facilitates period-to-period comparisons of the performance of our underlying business on a more consistent basis. We also use adjusted comprehensive income in measuring our performance relative to that of our competitors. Nevertheless, we believe that this information should be considered as supplemental in nature and is not meant as a substitute for comprehensive income recognized in accordance with IFRS.

          Other companies, including companies in our industry, may calculate bookings, free cash flow and adjusted comprehensive income differently or not at all, which reduces their usefulness as a comparative measure. You should consider bookings, free cash flow and adjusted comprehensive income along with other financial performance measures, including revenues, net cash flow provided by operating activities and comprehensive income, and our financial results presented in accordance with IFRS.

 Management's Discussion and Analysis of
Financial Condition and Results of Operations

          The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus. You should read the following discussion in conjunction with "Special Note Regarding Forward-looking Statements" and "Risk Factors." Management's Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement discussed in notes 5 and 19 of our audited consolidated financial statements and note 4 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

  Company overview

          We are a leading global provider of security software delivered through a freemium model. Our software is currently the world's most widely-used consumer security software, with over 152 million actively protected devices as of February 29, 2012, which we define as computers or other Internet-connected devices with at least one product or virus database update downloaded in the previous calendar month, see "Management's Discussion and Analysis of Financial Decisions and Results of Operations—Operating metrics—Number of actively protected devices." Our software is used in almost every country in the world, and we have a growing presence in the small and medium business, or SMB, market. Our success has been driven by our community-focused and online-based freemium business model, through which we provide our users with a high-quality security product for free. We offer our users the opportunity to either purchase or upgrade from our free product to our premium paid products that provide advanced functionalities and seek to provide additional value-added solutions to our users over time.

          Our user community is one of our most valuable assets. In addition to driving "viral" adoption and brand recognition, our user community acts as a valuable source of continuously updated, real world threat data by opting into the avast! CommunityIQ platform. Committed members of our user community also contribute with technical support postings on our online support forum and translations of our products into new languages. As a result, our user community has been instrumental in helping to minimize costs associated with supporting additional users and has helped drive our rapid growth. We intend to stay true to our "community first" philosophy by providing a high quality, comprehensive security product for free and are committed to continuing to build long-term relationships with our users. In the past, we have forgone, and may in the future forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of our user community. Through our "community first" strategy, we believe that we will continue to grow our user community and identify opportunities to generate increased revenues from these relationships over the long-term.

          It is a key element of our business model that the substantial majority of our marketing and distribution are free and online-based. This allows us to minimize the costs traditionally associated with these activities and maintain full ownership and control of user relationships, while providing our business model with a high degree of scalability. Our online distribution model also enables us to seamlessly generate revenues through both up-selling premium paid products and cross-selling arrangements, such as our new line of value-added solutions.

          We and our predecessors have been developing security software products since 1988. We launched our first free antivirus product in 2001 and subsequently grew our user base significantly, surpassing 50 million registered users in 2008 and 100 million registered users in 2010. In August 2010, Summit acquired outstanding equity securities from existing stockholders then representing a 20% ownership interest in our company after we underwent a reorganization in which a Dutch holding company, Avast Software B.V., became the parent company of our Czech operating subsidiary, AVAST Software a.s. The reorganization was accounted for as a continuation of our business and did not have a material impact on our results of operations or financial position.

          We have grown our business rapidly in recent years while maintaining strong levels of profitability and cash flow generation. Our revenues grew from $25.3 million in 2009 to $48.5 million in 2010, an increase of 91.6%, and from $20.2 million to $37.9 million for the six months ended June 30, 2010 and 2011, respectively, an increase of 87.1%. Our adjusted comprehensive income was $12.4 million, $23.9 million and $20.7 million in 2009, 2010 and the six months ended June 30, 2011, respectively, representing 48.9%, 49.4% and 54.6% as a percent of revenues. We expect that our revenue growth rate will decrease in the coming years as the growth rate of our user community decreases from its current rate. We expect that our current adjusted comprehensive income margins will also decrease moderately as a result of us incurring additional expenses to support our expanded operations.

  Key metrics

          We consider the following key financial and operating metrics to be important measures of the performance of our business:

  Financial metrics

  •
  Bookings.  Bookings is a non-IFRS financial measure consisting of all amounts invoiced to customers during a specified period and is important since it corresponds directly to our near-term cash flow. Bookings includes amounts from sales of software licenses (which are deferred and recognized in revenues over the terms of the licenses), as well as amounts from cross-distribution and cross-selling arrangements (which are not deferred). Bookings, as opposed to revenues, is the fundamental top-line metric we use to manage our business, as it reflects actual sales activity in a given period. Our bookings were $22.7 million in 2008, $37.2 million in 2009, $63.8 million in 2010 and $47.0 million in the six months ended June 30, 2011, respectively.

  •
  Free cash flow.  Free cash flow is a non-IFRS financial measure that we calculate as net cash flows from operating activities minus capital expenditures. We use free cash flow to evaluate our business because, although it is similar to net cash flows from operating activities, we believe it typically presents a more conservative measure of cash flows. Our free cash flow was $13.6 million in 2008, $21.1 million in 2009, $37.1 million in 2010 and $30.2 million in the six months ended June 30, 2011, respectively.

  •
  Adjusted comprehensive income.  Adjusted comprehensive income is a non-IFRS financial measure that we calculate as comprehensive income excluding stock-based compensation expenses, unwinding of the discount of the redemption obligation and the effect of exchange rate changes on cash and cash equivalents held in foreign currencies. We believe that adjusted comprehensive income provides useful information to investors and others in understanding and evaluating our results of operations since it excludes from our results of operations the impact of exchange rate changes on cash and cash equivalents held in foreign currencies, which does not relate to the performance of our business, and the non-cash impact of employee stock-based compensation. Our adjusted comprehensive income was $7.4 million in 2008, $12.4 million in 2009, $23.9 million in 2010 and $20.7 million in the six months ended June 30, 2011, respectively.

        For a reconciliation of bookings to revenues, free cash flow to cash flow from operations and adjusted comprehensive income to comprehensive income, see "Prospectus summary—Summary Consolidated Financial and Other Data" and "—Quarterly results of operations."

Operating metrics

  •
  Number of actively protected devices.  Security software providers cannot measure accurately the number of individual users of their products since there is no reliable method of measuring the number of individuals who use each computer or the number of computers used by a single person. As a result, we track the number of devices actively protected by our software. We define number of actively protected devices as computers or other Internet-connected devices with at least one update downloaded within the previous calendar month. We may experience monthly fluctuations in the number of actively protected devices due to differing numbers of days in each calendar month. For mobile devices, the reports we receive count the number of devices at the end of each calendar month on which our product is active rather than each device with at least one update downloaded within the previous calendar month. In addition, we also count each corporate server as one device since we cannot accurately determine the number of devices served by each corporate server. The total number of actively protected devices at the end of the given periods was 62.8 million in 2008, 88.0 million in 2009, 119.0 million in 2010 and 131.6 million in the six months ended June 30, 2011. As of February 29, 2012, we had over 152 million actively protected devices. Currently, nearly all of our actively protected devices are personal computers.

  •
  Bookings per actively protected device.  We consider bookings per actively protected device to be an important measure in analyzing our results of operations. We define bookings per actively protected device as bookings during the applicable period divided by the average number of actively protected devices during the last month of the period. Bookings per actively protected device include bookings derived from cross-distribution and cross-selling arrangements with third parties, such as Google. We derived 16.7% of our revenues in the six months ended in June 30, 2011 from such arrangements. Bookings per actively protected device also include bookings derived from resellers and the relatively small portion of our bookings derived from sales to OEMs. We derived 11% of our revenues in the six months ended in June 30, 2011 from resellers. Bookings per actively protected device were 36.1¢ in 2008, 42.2¢ in 2009, 53.6¢ in 2010, 29.1¢ in the six months ended June 30, 2010 and 35.7¢ in the six months ended June 30, 2011.

Geographical breakdown of bookings

        The following table sets forth the approximate geographic breakdown of our bookings by region for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
EMEA	64%	54%	52%	47%	45%
Americas	31	39	42	47	50
Asia Pacific	5	7	6	6	5

Total	100%	100%	100%	100%	100%

        For the six months ended June 30, 2011 compared with the six months ended June 30 2010, our bookings grew in all regions, driven by a significant increase in the Americas (primarily in the United States and Brazil), as well as in EMEA (primarily in France) and to a lesser extent in the Asia Pacific region. In addition to bookings from premium paid users, bookings growth in the United States and France was favorably affected by bookings as a result of revenue from our agreement with Google.

        For the year ended December 31, 2010 compared to the year ended December 31, 2009, our bookings growth was driven by a strong increase in EMEA (primarily in France and in the United

Kingdom), and in the Americas (primarily in the United States and Brazil), with much smaller growth in absolute terms in the Asia Pacific region (primarily in Australia).

        For the year ended December 31, 2009 compared to the year ended December 31, 2008, our bookings growth was driven by a significant increase in absolute terms in the Americas (primarily in the United States and Brazil) and in EMEA (primarily in France and the United Kingdom), with further growth in the Asia Pacific region (primarily in Australia). The main reason for growth in these regions was an increase in premium customers.

Factors affecting our results of operations

        Our results of operations have been affected in the past or may be affected in the future by the following factors:

  •
  Price optimization.  We license our products pursuant to one-, two- or three-year licenses that are available for one, two or three devices. In 2010, 72% of our revenues were generated by online sales from our website or were directed to us from third-party download sites, and 16%, consisting primarily of sales to the SMB market, were generated through resellers. Resellers pay us a fixed price for every product they sell, and are free to set the resale price. With respect to the first category of sales, our business strategy involves frequent adjustments to product pricing on a per-year and a per-device basis in order to maximize our bookings. This strategy often involves adjustments that are specific to particular geographies or types of customers, such as new or renewing customers. For example, largely as a result of pricing adjustments, the percentage of bookings from one-device licenses, which accounted for almost all of our bookings before 2010, decreased to one-third of our total bookings in that year. Similarly, largely due to pricing adjustments, the percentage of bookings derived from three-year licenses decreased from 29% in 2008 to 7% in 2010 while the percentage of bookings derived from one- and two-year licenses increased commensurately in 2009 and 2010. The foregoing data does not reflect sales through resellers since we do not control the resale price and non-resellers sales account for the substantial majority of our sales. This shift to shorter term licenses has also driven an increase in the frequency of user orders, as shorter license terms create more opportunities for renewals in future periods. As a result of the shifts between one-, two- and three-year licenses and one-, two- and three-device licenses that our pricing strategy drives, comparisons of average order values are not meaningful, and we therefore focus on the amount of our bookings as a short-term measure of our success, our number of actively protected devices as a longer-term measure of our revenue generating potential, and bookings per actively protected device as a measure of how effectively we are continuing to provide services to our user community.

  •
  Annual upgrade cycle and addition of new premium paid product functionalities.  We have traditionally migrated functions from our paid products into our free product and introduced new functionalities into our premium paid products. We recently adopted an update cycle for our products pursuant to which we target the issuance of a new version in the first quarter of each year. Our bookings were favorably affected in 2010 and 2011 in the period immediately following the release of our upgraded products. We believe that this cycle will help drive the continued growth of, and purchases of our premium paid product by, our user community and delays in releasing updated products may adversely impact our results of operations.

  •
  Distribution arrangements.  In addition to sales of our products, we also engage in distributing third-party products. To date, substantially all of our revenues from such arrangements have been derived from Google. We help generate downloads and use of Google's Chrome browser and, to a lesser extent, its Toolbar by including it as an option for our users during the download process for our products. Google pays us fees for the download, installation and first use of the Google Chrome browser and Toolbar by our end-users. Our current agreement with Google terminates in November 2012.

  •
  Value-added solutions.  We recently introduced free and premium paid value-added solutions, such as CreditAlert and Online Backup, in order to diversify and increase our sources of revenues. We believe that such value-added solutions will help drive average bookings per actively protected device.

  •
  Penetration of the mobile device market.  A key element of our long-term growth strategy is the development of security products for devices other than personal computers, such as smartphones and tablets. We launched our first free mobile device security product during the fourth quarter of 2011 for the Android operating system. We plan to launch a premium paid version of our mobile device security product in the future after our free product user base is more established. We face competition from other security software companies that launched free and paid mobile device security products and solutions earlier than us. In addition, mobile device users often do not always perceive the need to secure mobile devices as they are unaware of the threats.

  •
  Seasonality.  We expect to experience a slowdown in bookings for all products during the third quarter as a result of low computer usage during the summer months and an increase in sales during the fourth quarter as a result of the December holiday season. In 2010, this seasonality was not clearly visible in our quarterly results of operations because the effects of seasonality were offset by the growth of our user community. As the growth rate of our user community slows in the future, we believe that seasonal factors may have a more significant impact on our results of operations.

  •
  Fluctuations in exchange rates.  In 2010, 59.8% of our revenues were denominated in dollars with almost all of the balance denominated in Euros. Conversely, 68.0% of our expenses (excluding foreign exchange rate losses and movement in deferred tax) were denominated in Czech korunas. Our expenses in Czech korunas result from the fact that the majority of our research and development, sales and administrative activities are conducted at our Czech facilities. As a result, a devaluation of the U.S. dollar or Euro relative to the Czech koruna could reduce our profitability significantly. At this time we do not enter into any foreign currency hedging programs or instruments that would hedge or help offset such foreign currency exchange rate risk, but may do so in the future.

Components of statements of income

Revenues

        Sources of revenues.    We derive the substantial majority of our revenues from the sale of software licenses to our users with terms of one, two or three years, entitling such users to services and updates provided by our premium paid security software. The significant majority of our users are individual consumers, however, we derive a portion of our revenues from licenses to SMBs. We sell premium paid products to SMBs primarily through resellers who pay us a fixed price for every product they sell, and are free to set the resale price. Sales by resellers accounted for 16% of our total revenues in 2010 and 11.3% of our total revenues in the six months ended June 30, 2011.

        We also derive an insignificant portion of our revenues from sales to OEMs that license our software for use in other products. We are deemphasizing this aspect of our business and expect the amount of revenues that we derive from OEMs to decrease in absolute and percentage terms in the future.

        We derive a growing portion of our revenues from distribution arrangements with third parties, most notably with Google. These arrangements accounted for no or negligible revenues in 2008 and 2009, 9.6% of our revenues in 2010 and 16.7% of our revenues in the six months ended June 30, 2011.

        Payment and revenue recognition.    We make all of our sales to individual consumers through eCommerce service providers, primarily Digital River. After seeking to purchase a product through our website, the user is directed to the section of our website hosted by the provider for payment and download of our product. Our eCommerce service providers fulfill administrative functions for us, such as collecting payment and remitting any required sales tax. In 2010, we derived $34.7 million, or 71.5%, of our revenues from sales of licensed software through Digital River. Business users usually purchase our products through one of our authorized resellers, which is processed online by each individual reseller. Our relationship with our users is governed by an end-user license agreement. Our downloadable premium paid product is typically valid for one, two or three years.

        Users of our premium paid software products pay the full purchase price for the license at the start of the license term irrespective of its length. Users are entitled to cancel the license and receive a full refund within 30 days of purchase. We are also subject to a lesser extent to chargebacks which occur when a user disputes a payment card transaction with the issuer. We generally do not contest chargebacks. As a percentage of bookings, we had refunds and chargebacks of 1.2% in 2009, 2.4% in 2010 and 1.5% in the six months ended June 30, 2011. Since the impact of refunds and chargebacks on total sales has been insignificant and relatively stable over the years, we do not maintain a reserve for cancellations in our accounts or financial statements. In addition, we recognize revenues ratably over the term of the license, commencing in the month in which the user entered into the license agreement with us (with our eCommerce service provider acting as an intermediary) which is when we are obligated to start providing updates and services to that user. We recognize revenues net of discounts, commissions to our eCommerce service providers (including Digital River) and resellers, VAT and other sales taxes. Our eCommerce service providers collect the fees, such as interchange, payment card or PayPal payments, and transfer cash payments to us on a monthly basis within 30 days after the end of the month with respect to which payment is being made.

Cost of revenues and operating costs

        Cost of revenues.    Cost of revenues consists primarily of costs directly associated with the distribution of products and provision of services, namely, costs of digital content distribution consisting of the full server and downloading costs for our products and solutions. Additionally, cost of revenues include; (i) amortization of the capitalized development costs of Avast 5.0, (ii) amortization of leased intellectual property, (iii) expenses related to the support of our free and premium paid users, and (iv) the wages and benefits for personnel who provide the daily virus database updates. Except for the amortization of leased intellectual property and capitalized development costs, we expect all remaining components of cost revenues to increase in absolute terms as we continue to increase our number of premium paid customers and the complexity of our products and solutions over time but to remain relatively constant as a percentage of revenues.

        Sales and marketing.    Our sales and marketing costs consist primarily of compensation and related benefits for personnel engaged in sales, marketing, distribution and technical support, as well as advertising and promotional expenses, support and hosting service expenses. To date, we have maintained efficient sales and marketing operations as a result of the significant word of mouth marketing and community based technical support operations as a result of responses provided on our forum by our users responding to other users' inquiries. We intend to continue to use this business model to minimize such expenses. However, in light of the anticipated continued growth in our user community, we expect sales and marketing costs to continue to increase in absolute terms and as a percentage of revenues as we add offices and increase personnel.

        Research and development.    Our research and development costs consist primarily of compensation and related benefits for personnel engaged in research and development. A small portion of research and development costs and expenses is the cost of bandwidth and utilities, license and technical service fees and depreciation of equipment and amortization of acquired intangible assets. We expect research and development costs and expenses to continue to increase in absolute terms as we continue to invest in developing new products and adding functionalities to our existing products, but to remain constant or slightly increase as a percentage of revenues, as we continue to develop new functionalities for our products and seek to extend our product portfolio into high growth adjacent and complementary markets, such as smartphones and tablets. Development costs for our version 5.0 products were capitalized in accordance with IFRS. After the launch of our version 5.0 products in January 2010, we implemented an annual release cycle for our software and, as a result, we began to expense all subsequent research and development costs when incurred as they no longer met the IFRS criteria for capitalization. We expect research and development expenses to continue to increase in absolute terms and increase slightly as a percentage of revenues as we develop additional products and solutions and expand our product offerings.

        General and administrative.    Our general and administrative costs and expenses primarily consist of compensation and related benefits, including stock-based compensation, for our management and administrative personnel and fees that we pay to legal, accounting and other professional service providers. Commencing in 2010, general and administrative costs and expenses also include our charitable contributions. Under Czech corporate income tax laws, up to 5% of a company's tax base is deductible for charitable contributions. We intend to donate 2% of the 2011 profit before income tax of AVAST Software a.s. calculated in accordance with Czech GAAP to the AVAST Foundation, which supports charitable causes in the Czech Republic. We expect to increase this donation to 2.5% of AVAST Software a.s.'s profit before income tax in 2012. Czech GAAP differs from IFRS in its calculation of profit before income tax primarily because: (1) Czech GAAP does not reflect the impact of stock-based compensation expense; (2) Czech GAAP includes the impact of foreign currency gains and losses from the translation into Czech koruna of cash and other balances denominated in Euros and U.S. dollars since the functional currency of the Czech GAAP financial statements is the Czech koruna; and (3) 30% of bookings are recognized immediately as revenues under Czech GAAP with the balance deferred and recognized ratably over the term of the license. In 2010, our profit before income tax under Czech GAAP was CZK 639.1 million (or $34.1 million) and our profit before income tax under IFRS was $23.8 million.

        General and administrative costs have increased significantly in recent years largely due to the expansion of our operations and engagement of management personnel. We expect general and administrative costs, net of stock-based compensation, to remain constant or increase as a percentage of revenues and to increase in absolute terms as a result of the growth of our business and expenses associated with being a public company following the completion of this offering. Based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, we expect to record stock-based compensation expenses of $           in connection with the grant to our director nominees of options to purchase                  shares of common stock following the pricing of this offering with an exercise price equal to the initial public offering price. We will recognize $                  of those expenses in 2012, $                  in 2013 and the balance in 2014 and 2015.

        Finance income and expenses, net.    The substantial majority of our finance income and expenses, net result from currency translation gains and losses on monetary assets and liabilities, primarily cash deposits, denominated in currencies other than the U.S. dollar. Such gains or losses only impact the dollar value of our non-dollar denominated cash deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. In 2008 and 2010, due to the size of our cash deposits, the amount of finance expenses recorded was relatively significant as a result of significant fluctuations between the Euro and the U.S. dollar. A small portion of finance income and expenses, net consists of interest from trademarks, domains and other intangible assets classified as finance leases, where the recorded lease liability represents the discounted present value of future lease payments, which are increased each year by an interest charge. We expect financial income to increase as we temporarily invest the proceeds of this offering in cash, cash equivalents and marketable securities pending their application to grow our business.

        Income tax.    The standard corporate tax rate for Czech companies in 2008 was 21% of their taxable income. It declined to 20% in 2009, 19% in 2010 and remained at 19% in 2011 with no future changes currently proposed. Our consolidated provision for income taxes and deferred tax assets and liabilities for the periods presented through June 30, 2011 is based solely on income tax rates in the Czech Republic. Our Czech operating subsidiary, AVAST Software a.s., is subject to taxation based upon Czech GAAP. Our effective tax rate is higher than the statutory tax rate in the Czech Republic as a result of employee stock-based compensation, which is not a tax deductible expense, and the impact of foreign currency translations. In the future, as a result of establishing a subsidiary in the United States and other subsidiaries that we may establish, we expect to generate a small amount of taxable income outside of the Czech Republic. We believe that non-Czech income taxes will have a negligible impact on our results of operations.

        Foreign exchange differences.    Foreign exchange differences represents the impact of presenting in U.S. dollars the financial results and position of Avast Software B.V., which does not use the U.S. dollar as its functional currency. We expect that the functional currency of Avast Software B.V. will be the U.S. dollar in future periods. See "—Critical accounting policies and estimates—functional and reporting currency". All other exchange differences are presented within finance income and expenses.

Results of operations

        The following tables set forth our results of operations for the periods presented and as a percentage of revenues for those periods:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
			(restated)		(restated)
	(in thousands)
Revenues	$14,970	$25,309	$48,495	$20,238	$37,874
Cost of revenues	1,833	2,169	4,084	1,782	2,344

Gross profit	13,137	23,140	44,411	18,456	35,530
Operating costs:
Sales and marketing	1,207	1,760	3,667	1,448	2,738
Research and development	1,103	1,324	3,541	1,299	2,759
General and administrative	1,473	8,242	11,275	5,528	4,216

Total operating costs	3,783	11,326	18,483	8,275	9,713

Operating profit	9,354	11,814	25,928	10,181	25,817
Finance income and expenses, net	(2,165)	223	(2,128)	(3,335)	3,544

Profit before income tax	7,189	12,037	23,800	6,846	29,361
Income tax	1,553	3,306	5,837	2,457	4,794

Profit	5,636	8,731	17,963	4,389	24,567
Foreign exchange differences	—	—	(3,051)	—	(4,906)

Comprehensive income	$5,636	$8,731	$14,912	$4,389	$19,661

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
			(restated)		(restated)
	(as a % of revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	12.2	8.6	8.4	8.8	6.2

Gross profit	87.8	91.4	91.6	91.2	93.8
Operating costs:
Sales and marketing	8.1	7.0	7.6	7.2	7.2
Research and development	7.4	5.2	7.3	6.4	7.3
General and administrative	9.8	32.6	23.2	27.3	11.1

Total operating costs	25.3	44.8	38.1	40.9	25.6

Operating profit	62.5	46.7	53.5	50.3	68.2
Finance income and expenses, net	14.5	0.9	4.4	16.5	9.4

Profit before income tax	48.0	47.6	49.1	33.8	77.5
Income tax	10.4	13.1	12.0	12.1	12.7

Profit	37.6	34.5	37.0	21.7	64.9
Foreign exchange differences	—	—	0.0	—	0.0

Comprehensive income	37.6%	34.5%	30.7%	21.7%	51.9%

Comparison of six months ended June 30, 2010 and 2011.

Revenues

	Six Months Ended June 30,
	2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Revenues	$20,238	100.0%	$37,874	100.0%	$17,636	87.1%

        Revenues increased by $17.6 million, or 87.1%, from $20.2 million in the six months ended June 30, 2010 to $37.9 million in the six months ended June 30, 2011, primarily due to an increase in bookings for premium paid security products during the period and in previous periods that were recognized as revenues during the six months ended June 30, 2011. This led to an increase of $12.2 million in premium paid security product revenues during the six-month period ended June 30, 2011. This increase resulted from growth in our user community. In particular, we experienced a significant increase in the number of one-year licenses that was partially offset by a decline in the contribution from three-year licenses that resulted from of our decision to lower prices for one-year licenses in order to drive their growth as part of our price optimization strategy. This increase in revenues was also driven by an increase of $5.4 million in revenues derived from our value-added solutions and distribution arrangements with third parties, almost all of which resulted from our agreement with Google. Bookings per actively protected device increased from 29.1¢ for the six months ended June 30, 2010 to 35.7¢ for the six months ended June 30, 2011 as a result of increased bookings from both our premium customers and from our value-added solutions and distribution arrangements.

Cost of revenues

	Six Months Ended June 30,
	2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Cost of revenues	1,782	8.8%	2,344	6.2%	562	31.5%

        Cost of revenues increased by $0.6 million, or 31.5%, from $1.8 million in the six months ended June 30, 2010 to $2.3 million in the six months ended June 30, 2011, primarily due to an increase of $0.3 million in costs associated with virus updates and increased salaries and benefits for personnel in the support and virus lab departments, as well as an increase of $0.3 million of third-party license fees as a result of a significant increase in the number of software licenses sold for products that contain technology licensed from third parties in the six months ended June 30, 2011.

Operating costs

	Six Months Ended June 30,
	2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Operating costs:
Sales and marketing	1,448	7.2%	2,738	7.2%	1,290	89.1%
Research and development	1,299	6.4	2,759	7.3	1,460	112.4
General and administrative	5,528	27.3	4,216	11.1	(1,312)	(23.7)

Total operating costs	$8,275	40.9%	$9,713	25.6%	$1,438	17.4%

        Sales and marketing.    Sales and marketing costs increased by $1.3 million, or 89.1%, from $1.4 million in the six months ended June 30, 2010 to $2.7 million in the six months ended June 30, 2011, primarily as a result of an increase of $0.7 million primarily related to purchases of advertising services and an increase of $0.5 million in salaries and benefits due to the addition of 12 new sales and marketing personnel to support the expansion of our business.

        Research and development.    Research and development costs increased by $1.5 million, or 112.4%, from $1.3 million in the six months ended June 30, 2010 to $2.8 million in the six months ended June 30, 2011, primarily as a result of an increase of $1.1 million in salaries and benefits due to the addition of 26 new research and development personnel as a result of increased investment in virus research, development of new products and solutions, such as for the mobile platform, and our move to an annual product update cycle.

        General and administrative.    General and administrative costs decreased by $1.3 million, or 23.7%, from $5.5 million in the six months ended June 30, 2010 to $4.2 million in the six months ended June 30, 2011, primarily due to a $2.8 million decrease in stock-based compensation expense, partially offset by an increase of $0.7 million in legal, audit and other service costs, an increase of $0.4 million in salary and benefits expenses due to the growth of our business, and an increase of $0.2 million in charitable contributions. Total charitable contributions for the period were $0.3 million.

Finance income and expenses, net

	Six Months Ended June 30,
	2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Finance income and expenses, net	$(3,335)	(16.5)%	$3,544	9.4%	$6,879	(206.3)%

        We had finance gains of $3.5 million in the six months ended June 30, 2011 compared to finance expenses of $3.3 million in the six months ended June 30, 2010. This was almost entirely attributable to $6.9 million of currency exchange gains recognized in the six months ended June 30, 2011 and unwinding of the redemption obligation expense of $3.3 million. This compared to currency exchange losses of $3.2 million in the six months ended June 30, 2010 and other financial expenses such as interest costs from finance leases.

Income tax

	Six Months Ended June 30,
	2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Income tax	$2,457	12.1%	$4,794	12.7%	$2,337	95.1%

        Income tax expenses increased from $2.5 million in the six months ended June 30, 2010 to $4.8 million in six months ended June 30, 2011 because our taxable income in 2011 was higher than that in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues

	Year Ended December 31,
	2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Revenues	$25,309	100.0%	$48,495	100.0%	$23,186	91.6%

        Revenues increased by $23.2 million, or 91.6%, from $25.3 million in 2009 to $48.5 million in 2010, primarily due to an increase of $18.6 million from sales of our premium paid security products. This increase resulted from growth in our user community. In particular, we experienced a significant increase in revenues from three-device licenses that was partially offset by a decline in revenues from one-device licenses that resulted from our decision to lower prices for three-device licenses in order to drive their growth as part of our price optimization strategy. This increase in revenues was also driven by an increase of $4.6 million in revenues derived from our value-added solutions and distribution arrangements with third parties, of which $4.1 million resulted from our agreement with Google from which we commenced deriving revenues in December 2009. Bookings per actively protected device increased from 42.2¢ in 2009 to 53.6¢ in 2010 as a result of increased bookings from our value-added solutions and distribution arrangements.

Cost of revenues

	Year Ended December 31,
	2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Cost of revenues	$2,169	8.6%	$4,084	8.4%	$1,915	88.3%

        Cost of revenues increased by $1.9 million, or 88.3%, from $2.2 million in 2009 to $4.1 million in 2010, primarily due to a depreciation charge of $0.8 million in 2010 resulting from the completion of Avast 5.0 in January 2010, an increase of $0.8 million in support and virus update costs as a result of higher sales volume and increased salaries and benefits to additional personnel in the support department, an increase of $0.4 million in digital content distribution costs, and an increase of $0.4 million in license fees. These increases were partially offset by a decrease of $0.5 million in finance lease costs as a portion of intangible assets defined as finance leases were fully amortized as at the end of 2009.

Operating costs

	Year Ended December 31,
	2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Operating costs:
Sales and marketing	1,760	7.0%	3,667	7.6%	1,907	108.4%
Research and development	1,324	5.2	3,541	7.3	2,217	167.4
General and administrative	8,242	32.6	11,275	23.2	3,033	36.8

Total operating costs	$11,326	44.8%	$18,483	38.1%	$7,157	63.2%

        Sales and marketing.    Sales and marketing costs increased by $1.9 million, or 108.4%, from $1.8 million in 2009 to $3.7 million in 2010. This increase was primarily due to an increase of $1.2 million in public relations and marketing costs, such as Google AdWords paid search and market research, and an increase of $0.7 million in salaries and benefits as a result of the addition of 16 new sales and marketing personnel to support the expansion of our business into new markets.

        Research and development.    Research and development costs increased by $2.2 million, or 167.4%, from $1.3 million in 2009 to $3.5 million in 2010. The increase in research and development costs was primarily due to an increase of $1.1 million in salaries and benefits due to the addition of 28 new research and development personnel and from an increase of $1.2 million in the amount of development costs that were expensed as opposed to capitalized. Development costs for our version 5.0 products were capitalized in accordance with IFRS. After the launch of our version 5.0 products in January 2010, we implemented an annual software release cycle and, as a result, we began to expense all development costs as they no longer meet the IFRS criteria for capitalization.

        General and administrative.    In 2009, we incurred a $4.5 million stock-based compensation expense related to the fair value of shares granted to our Chief Executive Officer, compared to $4.9 million in 2010. General and administrative costs and expenses increased by $3.1 million, or 36.8%, from $8.2 million in 2009 to $11.3 million in 2010. This increase resulted primarily from an increase of $0.5 million for advisory services related to Summit's investment in us, an increase of

$0.5 in stock-based compensation expense, $0.5 million in charitable contributions, an increase of $0.3 million in salary and benefits expenses due to growth of our business and rental payments for our new office premises of $0.3 million, and $0.3 million of additional depreciation expense. The remaining increase of $0.6 million resulted from third party advisory fees and minor other costs.

Finance income and expenses, net

	Year Ended December 31,
	2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Finance income and expenses, net	$223	0.9%	$(2,128)	(4.4)%	$(2,351)	(954.3)%

        We had finance expenses of $2.1 million in 2010 compared to finance income of $0.2 million in 2009. This was mostly attributable to $0.4 million of currency exchange gains incurred in 2010 and unwinding of the discount of the redemption obligation of $2.3 million, compared to a currency exchange gain of $0.5 million in 2009. In 2010 and 2009, we also incurred interest expenses from finance leases of $0.3 million.

Income tax

	Year Ended December 31,
	2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Income tax	$3,306	13.1%	$5,837	12.0%	$2,531	76.6%

        Income tax expenses increased by $2.5 million, or 76.6%, from $3.3 million in 2009 to $5.8 million in 2010. This increase was mostly attributable to the growth of our revenues and a corresponding increase in our taxable income. The increase was partially offset by the lower tax rate in the Czech Republic of 19% in 2010 compared to 20% in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

	Year Ended December 31,
	2008		2009
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Revenues	$14,970	100.0%	$25,309	100.0%	$10,339	69.1%

        Revenues increased by $10.3 million, or 69.1%, from $15.0 million in 2008 to $25.3 million in 2009, primarily due to an increase of $10.0 million in sales of premium paid security products. This increase resulted from a significant increase in the number of sales of single device licenses as a result of growth in our user community. There was no significant change in product pricing, or weighting between one-, two- or three-year licenses or one-, two- or three-device licenses between the two years. Bookings per actively protected device increased from 36.1¢ in 2008 to 42.2¢ in 2009 as a result of increased bookings from our premium paid users.

Cost of revenues

	Year Ended December 31,
	2008		2009
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Cost of revenues	$1,833	12.2%	$2,169	8.6%	$336	18.3%

        Cost of revenues increased by $0.3 million, or 18.3%, from $1.8 million in 2008 to $2.2 million in 2009, primarily due to an increase of $0.2 million in digital content distribution costs and an increase of $0.1 million in support and virus lab cost as a result of the increased sales volume of our products.

Operating costs

	Year Ended December 31,
	2008		2009
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Operating costs:
Sales and marketing	$1,207	8.1%	1,760	7.0%	$553	45.8%
Research and development	1,103	7.4	1,324	5.2	221	20.0
General and administrative	1,473	9.8	8,242	32.6	6,769	459.5

Total operating costs	$3,783	25.3%	$11,326	44.8%	$7,543	199.4%

        Sales and marketing.    Sales and marketing costs and expenses increased by $0.6 million, or 45.8%, from $1.2 million in 2008 to $1.8 million in 2009. This increase was primarily due to an increase of $0.3 million in salaries and benefits for the addition of new sales and marketing personnel and the remaining amounts due to public relations expenses and purchased marketing services.

        Research and development.    Research and development costs and expenses increased by $0.2 million, or 20.0%, from $1.1 million in 2008 to $1.3 million in 2009. This increase was primarily due to an increase in salaries and benefits of $0.5 million due to the addition of new full-time personnel hired to help with the development of Antivirus 5.0 and other expenses of $0.2 million, partially offset by an increase of $0.6 million of development costs capitalized as opposed to expensed.

        General and administrative.    General and administrative costs and expenses increased by $6.8 million, or 460%, from $1.5 million in 2008 to $8.2 million in 2009. This increase was primarily due to an increase of $4.5 million in stock-based compensation expense and $1.4 million in salaries and benefits resulting primarily from the expansion of our executive team, as well as an increase of $0.4 million from higher service expenses following our relocation into larger office premises. The remaining increase of $0.5 million resulted from other costs, such as advisory fees and purchases of office equipment.

Finance income and expenses, net

	Year Ended December 31,
	2008		2009
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Finance income and expenses, net	$(2,165)	(14.5)%	$223	0.9%	$2,388	n/m

        We had finance income of $0.2 million in 2009 compared to finance expenses of $2.2 million in 2008. This was attributable to $0.5 million of currency exchange gains recognized in 2009, compared to $1.9 million of currency exchange losses incurred in 2008. The remaining financial expenses consist of interest expenses from finance leases of $0.3 million in 2009 and $0.4 million in 2008, partly offset by interest accruing on bank balances of $0.1 million in 2008 and 2009.

Income tax

	Year Ended December 31,
	2008		2009
	Amount	% of Revenues	Amount	% of Revenues	Change	% Change
	(in thousands, except percentages)
Income tax	$1,553	10.4%	$3,306	13.1%	$1,753	112.9%

        Income tax expenses increased by $1.8 million, or 112.9%, from $1.6 million in 2008 to $3.3 million in 2009. This increase was attributable to the growth of our revenues and a corresponding increase in our taxable income. The increase was partially offset by the lower tax rate in the Czech Republic of 20% in 2009 compared to 21% in 2008.

Quarterly results of operations

        The following table presents our unaudited condensed consolidated quarterly results of operations for the six quarters in the period from January 1, 2010 to June 30, 2011. We also present other financial and operations data, and a reconciliation of revenues to bookings, net cash flows from operating activities to free cash flow and comprehensive income to adjusted comprehensive income, for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
			(restated)	(restated)	(restated)	(restated)
	(in thousands)
Consolidated Income Statement Data:
Revenues	$9,403	$10,835	$12,733	$15,524	$18,149	$19,725
Cost of revenues	805	977	1,139	1,163	1,160	1,184

Gross profit	8,598	9,858	11,594	14,361	16,989	18,541
Operating costs:
Sales and marketing	655	792	1,019	1,201	1,282	1,456
Research and development	576	723	1,020	1,222	1,268	1,492
General and administrative	2,773	2,755	2,822	2,925	1,930	2,286

Total operating costs	4,004	4,270	4,861	5,348	4,480	5,234
Operating profit	$4,594	$5,588	$6,733	$9,013	$12,509	$13,307
Comprehensive income	$2,236	$2,153	$5,528	$4,995	$10,082	$9,579

	Three Months Ended
	March 31, 2010	June 30, 2010		September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(as a % of revenues)
Consolidated Income Statement Data
Revenues	100.0%	100.0%		100.0%	100.0%	100.0%	100.0%
Cost of revenues	8.6	9.0		8.9	7.5	6.4	6.0

Gross profit	91.4	91.0		91.1	92.5	93.6	94.0
Operating costs:
Sales and marketing	7.0	7.3		8.0	7.7	7.1	7.4
Research and development	6.1	6.7		8.0	7.9	7.0	7.6
General and administrative	29.5	25.4		22.2	18.8	10.6	11.6

Total operating costs	42.6	39.4		38.2	34.4	24.7	26.5
Operating profit	48.9	51.6		52.9	58.1	68.9	67.5
Comprehensive income	23.8%	19.9.	%	43.4%	32.2%	55.6%	48.6%

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(in thousands, except operating data)
Supplemental Financial Metrics:
Bookings(1)	$13,501	$14,334	$16,677	$19,288	$23,567	$23,414
Free cash flow(1)	8,768	8,816	10,863	8,665	16,988	13,194
Adjusted comprehensive income(1)	5,149	6,301	4,561	7,928	9,928	10,733
Supplemental Operating Metrics:
Number of actively protected devices at period end (in millions)	97.1	95.7	108.3	119.0	127.0	131.6
Bookings per actively protected device(2)	13.9¢	15.0¢	15.4¢	16.2¢	18.6¢	17.8¢

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(in thousands)
Reconciliation of revenues to bookings:
Revenues	$9,403	$10,835	$12,733	$15,524	$18,149	$19,725
Change in deferred revenues	4,098	3,499	3,944	3,764	5,418	3,689

Bookings(1)	$13,501	$14,334	$16,677	$19,288	$23,567	$23,414

Reconciliation of net cash flows from operating activities to free cash flow:
Net cash flows from operating activities	$8,960	$8,905	$11,065	$11,073	$17,240	$13,246
Capital expenditures	192	89	202	2,408	252	52

Free cash flow(1)	$8,768	$8,816	$10,863	$8,665	$16,988	$13,194

Reconciliation of comprehensive income to adjusted comprehensive income:
Comprehensive income	$2,236	$2,153	$5,528	$4,995	$10,082	$9,579
Stock-based compensation	1,660	1,679	1,152	428	341	215
Unwinding of discount on redemption obligation	—	—	704	1,587	1,629	1,673
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	1,253	2,469	(2,823)	918	(2,124)	(734)

Adjusted comprehensive income(1)	$5,149	$6,301	$4,561	$7,928	$9,928	$10,733

(1)
See "Selected Consolidated Financial and Other Data—Supplemental information" for how we define and calculate bookings, free cash flow, adjusted comprehensive income and a discussion about the limitations of these non-IFRS financial measures.

(2)
Defined as total number of bookings during the applicable period divided by the number of devices protected at the end of the period.

        We have experienced significant growth of our revenues and bookings over the past six quarters. While our revenues have increased in each of the quarters presented, our bookings have experienced volatility due to seasonal fluctuations in demand for our products. We expect that our business will experience the seasonality typical of a consumer business, with a relatively large sequential increase in bookings during the fourth quarter as a result of the December holiday season and a relatively small sequential increase or sequential decline in bookings during the second and third quarters as a result of low computer usage during the summer months. In addition, we typically release a new version of our products in the first quarter of each year, which tends to drive increased demand for our products; as a result, we have experienced a relative increase in our bookings during the first quarter. In 2010, these seasonal factors were not clearly visible in our quarterly results of operations because the effects of seasonality were offset by the growth of our user community. As the growth rate of our user community slows in the future, we believe that seasonal factors may have a more significant impact on our bookings volume which may in turn affect our revenues and results of operations.

Liquidity and capital resources

        Since our inception, we have financed our operations exclusively through cash generated from operations. We generate significant amounts of cash compared to the amount of revenues we recognize in any particular period since our users pay the entire license fee when they register for our software. Amounts not recognized are reflected on our balance sheet as deferred revenues. At June 30, 2011, before distributing dividends, we had cash and cash equivalents of $84.3 million.

        The following table presents the major components of our cash flows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Net cash flows from operating activities	$14,572	$24,102	$40,003	$17,856	$30,485
Net cash used in investing activities	(868)	(2,909)	(2,815)	(274)	(237)
Net cash used in financing activities	(2,979)	(5,687)	(17,991)	(2,463)	(227)

        Based on our current business plan, we believe that our cash and cash equivalents, after giving effect to the special dividend that we intend to pay to our existing stockholders, together with the net proceeds from this offering, will be sufficient to meet our anticipated short-term cash needs for at least the next twelve months.

        Our long-term cash needs will depend on many factors including the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and solutions offerings, the costs to ensure access to adequate research and development capacity and the continuing market acceptance of our products. In connection with future development, expansion and acquisitions, we may need to raise additional capital. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Cash from operating activities

        Net cash flows from operating activities grew significantly each year from 2008 to 2010. This resulted from significant growth in bookings partially offset by an associated increase in trade receivables as well as taxes paid.

        Net cash flows from operating activities in the six months ended June 30, 2011 were $30.5 million and were generated primarily from $27.8 million in profit before income tax adjusted down by $0.7 million of non-cash items and adjusted up by a $9.1 million increase in deferred revenues. We experienced low impact from changes in trade and other receivables or payables. Income tax paid during the period totaled $5.9 million.

        Net cash flows from operating activities in the six months ended June 30, 2010 were $17.9 million and were generated primarily from $6.8 million in profit before income tax adjusted up by $7.2 million of non-cash items and by a $7.6 million increase in deferred revenues. Trade receivables increased by $1.3 million related to higher bookings. Income tax paid during the period totaled $2.7 million. Trade payables changed minimally.

        Net cash flows from operating activities for the year ended December 31, 2010 were $40.0 million and was generated primarily from $23.0 in profit before income tax adjusted up by $9.3 million of non-cash items and by a $15.3 million increase in deferred revenues. Trade receivables increased by $4.3 million related to the higher bookings. Income tax paid during the year totaled $4.5 million. Trade and other payables increased by $1.2 million related to higher personnel cost and higher purchase of legal and audit services.

        Net cash flows from operating activities in the year ended December 31, 2009 were $24.1 million and were generated primarily from $12.0 million in profit before income tax adjusted up by $5.3 million of non-cash items and by $11.8 million in deferred revenues. Trade receivables increased by $3.2 million related to higher bookings. Income tax paid during the year totaled $2.6 million. Trade payables increased by $0.7 million.

        Net cash flows from operating activities in the year ended December 31, 2008 were $14.6 million and were generated primarily from $7.2 million in profit before income tax adjusted up by $3.0 million of non-cash items and by a $7.7 million increase deferred revenues. Trade receivables increased by $0.5 million and Income tax paid during the year totaled $2.9 million. Trade payables changed minimally.

Cash used in investing activities

        Cash used in investing activities was $0.2 million in the six months ended June 30, 2011, $0.3 million in the six months ended June 30, 2010, $2.8 million in 2010, $2.9 million in 2009 and $0.9 million in 2008. Investing activities have consisted primarily of acquisitions of intangible non-current assets, most notably trademarks and Internet domains from our founders in 2010, and the acquisition of property, plant and equipment in 2009 related to our move to new office premises in Prague (such as fit-outs, purchases of furniture and IT equipment).

        We expect to incur capital expenditures of approximately $2.2 million in 2011 and approximately $2.0 million in 2012.

Cash used in financing activities

        Cash used in financing activities was $0.2 million in the six months ended June 30, 2011, $2.5 million in the six months ended June 30, 2010, $18.0 million in 2010, $5.7 million in 2009 and $3.0 million in 2008, and primarily resulted from the payment of dividends to our stockholders (usually in the second half of each year) and lease payments for intangible assets and for finance lease liabilities. Of the $2.5 million cash used in financing activities in the six months ended June 30, 2010, $2.2 million represents payment of withholding tax paid on dividends that were declared on May 19, 2010. The withholding tax was paid on May 27, 2010, though the dividends in the amount of $13.3 million were not paid until the second half of 2010. In the second half of 2010, we also paid the remainder of the dividends declared in 2009 in the amount of $0.9 million. These amounts reflect currency fluctuation gains and losses between dividend declaration in Czech koruna and payments in U.S. dollars, Euros and Czech korunas.

Contractual commitments and contingencies

        Our significant contractual obligations and commitments as of December 31, 2010 are summarized in the following table:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease commitments(1)	$2,273	$665	$1,266	$342	$—
Finance lease commitments(2)	2,520	420	840	840	420
Redemption obligation(3)	100,000	—	—	100,000	—

Total	$104,793	$1,085	$2,106	$101,182	$420

(1)
Consists of future lease payments for rented office facilities.

(2)
Consists of future license fee payments to our founders, Messrs. Eduard Kucera and Pavel Baudis, in respect of licensed software and other intangible assets previously developed by Alwil Software, an unincorporated partnership through which Messrs. Kucera and Baudis conducted all of our antivirus software development activities prior to December 31, 2006. See "Certain Relationships and Related Party Transactions—License agreement with Eduard Kucera and Pavel Baudis" and footnote 24 of our annual consolidated financial statements included elsewhere in this prospectus.

(3)
Represents the redemption right associated with our redeemable preferred stock that will be terminated effective immediately prior to the closing of this offering. The redemption right is exercisable on or after August 20, 2015 in a total amount of $100 million. In our financial statements, we have recorded a liability pursuant to IAS 32 for the periods presented by discounting such amount to present value. For the purpose of this table, we have presented the undiscounted amount of $100 million. See notes 5 and 19 to our audited consolidated financial statements and note 4 to our unaudited interim consolidated financial statements, respectively, included elsewhere in this prospectus.

Off-balance sheet items

        We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

        We have concluded a guarantee agreement which allows us to draw bank guarantees up to an aggregate amount of CZK 7.0 million ($0.4 million). As of December 31, 2010, we had drawn a bank guarantee in the amount of EUR 0.25 million ($0.3 million), which was a requirement of the lease for new office premises in May 2009.

Critical accounting policies and estimates

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements included elsewhere in this prospectus. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

        In many cases, the accounting treatment of a particular transaction, event or activity is specifically dictated by accounting principles and does not require management's judgment in its application, while in other cases, management's judgment is required in the selection of the most appropriate alternative among the available accounting principles, that allow different accounting treatment for similar transactions.

        We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Revenue recognition

        We derive revenues primarily from sales of our security software and related solutions. License agreements with users contain a pre-defined period of protection of one, two or three years in length, during which the users receive the solutions necessary for day-to-day protection of their devices, including updates and software upgrades. Under IFRS the full amount of our licensing revenue is deferred and recognized ratably on a monthly basis over the length of the license period, to the extent that it is probable that the economic benefits will flow to us, revenues can be reliably measured and collection is probable. We recognize revenues net of discounts and commissions to our eCommerce service providers or resellers, VAT and other sales taxes.

        We make substantially all of our sales through eCommerce service providers that perform administrative functions for us, such as collecting payment and remitting any required sales tax. We consider revenue recognition criteria to be satisfied, and begin to recognize revenue ratably, beginning with the month that the user has entered into a license agreement with us, which is when we are obligated to start providing updates and services to that user. We consider it probable that the economic benefits will flow to us, and that collection is probable, at that time since the value-added reseller collects payment by means of an approved credit card transaction or funds transfer and is obligated to transfer payments to us on a monthly basis.

        We also have distribution arrangements with third parties, such as Google, pursuant to which we receive fees for the cross-sold items and have no other involvement with the sale or support thereafter. We recognize revenues upon sale when collection of the sale price is probable.

        We recently launched several value-added solutions, such as CreditAlert Basic and Premium, EasyPass and Online Backup, which we sell for a fee. We recognize revenues when we become entitled to a fee receivable. Revenues will be recognized on a net basis as we believe that we act as an agent in the value-added solutions transactions and not as a principal. We have considered the guidance contained in IAS 18—Revenue Recognition and believe that recognizing revenue from value-added solutions transactions on a net basis rather than on a gross basis is appropriate based on a range of factors, in particular that the primary obligor in the arrangement is the third party.

Research and development costs

        All research and development costs are currently expensed as incurred due to the rapid release of new versions of our products and their estimated economic life of one year. In the past, the development expenditures for version 5.0 products, which represent the core technology in our products and resulted from a multi-year project, were capitalized and are being amortized over a three-year period beginning upon its launch in January 2010. The costs capitalized were

$0.5 million, $0.8 million, $1.3 million and $0.1 million in the years 2007, 2008, 2009 and 2010, respectively. The development expenditures for new versions of our antivirus products no longer meet the IFRS criteria for capitalization, thus all research and development after January 2010 is expensed.

Trademarks and domains

        Our estimate of depreciation incorporates assumptions regarding the useful economic lives and residual values of our assets. As circumstances warrant, depreciation estimates are reviewed to determine if any changes are needed. Such changes could involve an increase or decrease in estimated useful lives or salvage values which would affect future depreciation expense. Trademarks and domains are assessed as having indefinite useful lives and, as a result, are not amortized, but tested for impairment annually. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be appropriate. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Impairment of intangible assets

        An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Our intangible assets with finite lives are subject to amortization and consist primarily of leased software and capitalized development expenditures incurred on the Avast 5.0 project. Intangible assets with finite lives are tested for impairment if events or changes in circumstances indicate that the asset might be impaired.

        Impairment testing consists of estimating the asset's recoverable amount, which is the higher of the asset's or cash-generating unit's fair value less costs to sell and the asset's value in use, and is determined for an individual asset unless the asset does not generate cash flows that are largely independent of those from other assets or groups of assets. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified an appropriate valuation model is used.

        Our management performs impairment assessment on intangible assets with indefinite lives on December 31 of each year or when events or changes in circumstances indicate that the asset might be impaired. As intangible assets with indefinite lives are inherently linked to the sales of all of our products, total operations of the group were considered to be a single cash generating unit. In order to allocate the cash inflows to our intangible assets with indefinite lives, we used a methodology that considered the amount that a licensee would pay for the right to use the invention if protected by a patent. In determining the value in use, we used parameters defined in our financial statements included elsewhere in this prospectus. During the years ended December 31, 2008, 2009 and 2010, we did not recognize any impairment losses on our intangible assets with indefinite lives.

        Estimates are used in deriving cash flows and the discount rate for fair value determinations of intangible assets with indefinite lives. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the intangible and tangible fixed asset accounting policies affect the amounts reported in our financial statements. In particular, if different estimates of projected future cash flows or a different selection of an appropriate discount rate or long-term growth rate were made, these changes could materially alter the projected value of the cash flows of the asset and, as a consequence, materially different amounts would be reported in the financial statements.

Functional and reporting currency

        Our reporting currency and the functional currency of our Czech operating subsidiary, AVAST Software a.s., is the U.S. dollar. Avast Software B.V. and each of its subsidiaries determines its own functional currency. Items included in the financial statements of each such entity are measured using that functional currency. The functional currency of an entity is the currency of the primary economic environment in which that entity operates. The functional currency of our Czech operating subsidiary, AVAST Software a.s., is the U.S. dollar. Through December 31, 2011, the functional currency of Avast Software B.V., our Dutch parent, was the Euro solely because Avast Software B.V. had limited operations and incurred expenses solely in Euros. The balance sheet of Avast Software B.V. has been translated into U.S. dollars using the exchange rate at the balance sheet date. The statement of comprehensive income has been translated using the average exchange rate for the fiscal period. Translation gains and losses are reported as a component of stockholders' equity. We expect that the functional currency of Avast Software B.V. will be the U.S. dollar in future periods. Any change to the functional currency of AVAST Software a.s., in particular, could materially impact the presentation of our results of operations.

Finance leases

        Finance leases represent licenses for trademarks, Internet domains, software and other assets. In November 2008, AVAST Software a.s., now Avast Software B.V.'s Czech operating subsidiary, entered into an exclusive license agreement with Messrs. Eduard Kucera and Pavel Baudis, our founders and its sole stockholders at the time. Pursuant to the license agreement, Messrs. Kucera and Baudis granted AVAST Software a.s. an exclusive, unrestricted, perpetual, worldwide, sublicensable license to use all then existing versions of antivirus software; all virus and user databases, development and administration software tools and computer programs related to updating, supporting and distributing antivirus software; all know-how related to the development and distribution of our antivirus software; two Czech trademarks and one U.S. trademark for "AVAST" and the domain names "avast.com" and "avast.cz." See "Certain Relationships and Related Party Transactions—License agreement with Eduard Kucera and Pavel Baudis." The license has been classified as a finance lease. Based on the assessment of useful economic life, the licensed software was depreciated for three years and the remaining assets are to be depreciated for a period of 10 years. The trademarks and domains have been assessed to have indefinite useful economic lives and are not depreciated. In December 2010, the trademarks and domains were purchased by us and are no longer classified as leased assets but owned assets.

Stock-based compensation

2010 stock grant to our Chief Executive Officer

        On August 18, 2010, our founders, Messrs. Kucera and Baudis, completed the transfer of 9,000 shares of our common stock, then representing 5% of our outstanding shares, to our Chief Executive Officer pursuant to a share agreement among us, our Chief Executive Officer, and Messrs. Kucera and Baudis. Our Chief Executive Officer then sold shares representing 1.2% of our share capital to Summit and the remaining 3.8% were held by a trust foundation for the benefit of our Chief Executive Officer. Of the shares, including the shares sold by our Chief Executive Officer to Summit, 3,600 were granted without performance conditions and 2,700 were subject to surrender in each of 2011 and 2012 if certain bookings targets were not met in each of 2010 and 2011. In addition to the performance conditions, if the Chief Executive Officer left our employment the shares were returnable to the founders, with 225 shares to be surrendered for each month starting in August of 2010 and continuing through 2011 at the end of which the Chief Executive Officer was not our employee.

        Prior to the conversion of our financial statements to IFRS in preparation for this offering, we had not needed to determine the fair market value of the shares of common stock granted to our

Chief Executive Officer because expensing of equity-based compensation is not required under Czech GAAP and, furthermore, the grant was considered a third-party transaction under Czech GAAP since it involved a transfer of shares from our founders. In connection with the conversion of our financial statements to IFRS, we were required to determine the fair market value of the shares granted to our Chief Executive Officer as of August 18, 2010.

        On August 20, 2010, the selling shareholders (1) transferred to Summit shares of common stock that were immediately converted into Series A preferred stock representing a price per share of $2,777.78 and constituting 20% of our voting power on an as-converted basis, and (2) granted Summit an option to purchase common stock from them at a price per share of $2,777.78 representing a 5% ownership interest. The total consideration paid by Summit, an unaffiliated third party, to the selling shareholders was $100 million, which represented an equity valuation of $261.9 million.

        With the assistance of a third party valuation firm, we allocated this enterprise value as of August 20, 2010 between our redeemable preferred stock and our common stock using the option pricing method ("OPM"). The OPM is generally appropriate to use when the range of possible future outcomes for a company is so difficult to predict that forecasts would be highly speculative. We believe this was the case as of August 20, 2010. The OPM treats common stock and preferred stock as call options on an enterprise value, with the preferred stock having an exercise price based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option.

        For the purpose of the OPM, we used the following assumptions: (1) a time to liquidity of two years corresponding to the expected timing of a liquidity event, (2) a risk-free rate of 0.49% based on the two-year time horizon to liquidity, and (3) volatility of 0.65 which was calculated using the daily respective stock prices of nine guideline companies over a two-year period. These guideline companies consist of public companies focused on the provision of software, including security software, over, or for use in connection with, the Internet whose trading metrics we believe would be among those that investors would use as benchmarks for valuing our common stock. The resulting total value of our common stock was $161.9 million equating to a price per share of $1,124.17. We did not reduce this value on account of the vesting conditions because we determined that it was probable as of August 18, 2010 that the targets would be met.

        While the shares referenced above were issued to our Chief Executive Officer, and the related performance conditions formalized and communicated, on August 18, 2010, the employment agreement pursuant to which the grant of an equity award was contemplated was entered into on May 4, 2009. Accordingly, although the fair value of the common stock was determined as of August 18, 2010, the fair value was recognized as a service expense commencing on May 4, 2009 and continuing through the end of the vesting period on December 31, 2011.

Option grants

        The table below summarizes all stock option grants that we have made since the beginning of fiscal year 2010 through the date of this prospectus:

Grant Date	Number of Options Granted	Exercise Price	Fair Value of Common Stock
June 30, 2011(1)	6,390	$2,777.78	$5,225
September 14, 2011(1)	90	2,777.78	5,225
December 8, 2011	1,818	4,222.23	3,936
December 30, 2011	378	4,222.23	3,936

(1)
The exercise price of 3,150 options granted on June 30, 2011 and 90 options granted on September 14, 2011 was amended on December 30, 2011 to increase it to $5,330 per share, representing the maximum from the range of fair values of $5,120 to $5,330 per share on the date of grant. For accounting purposes, we use the mid-point of the range of $5,225 per share of common stock as the fair value. Per IFRS 2—Stock based compensation we determine the incremental fair value of the re-priced options. As the result of the repricing was a decrease in the fair value of the granted options, we have maintained the original accounting treatment as required by IFRS 2 and therefore continue to expense the original fair value of the options over the vesting period. As a result, the re-pricing had no accounting impact.

        Assuming an initial public offering price of $             per share of common stock, the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, the fair value of the options outstanding at December 31, 2010, was $              million, of which $              million related to vested options and $              million related to unvested options.

  Valuation of options

        We account for stock-based compensation in accordance with the fair value recognition provision of IFRS guidance on stock-based compensation. Under these provisions, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

        Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by the exercise price and the estimated fair value of our common stock, as well as assumptions regarding a number of other complex and subjective variables. These variables include the expected volatility of our stock price over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

  •
  Fair value of our common stock.  Because our common stock is not publicly traded, we must estimate its fair value, as discussed in "Valuation of Common Stock" below.

  •
  Expected term.  The expected term was estimated using the simplified method allowed under SEC guidance. The expected term used to value a share option grant under the simplified method is the midpoint between the vesting date and the contractual term of the share option. This method was used due to the lack of sufficient historical data to provide a basis upon which to estimate the expected term.

  •
  Volatility.  As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for the same guideline company peers referred to above based on daily price observations over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in the guideline companies' common stock because the volume of activity was relatively low. We intend to continue to apply this process consistently using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer suitable guidelines for us, in which case, more suitable companies whose share prices are publicly available would be used for the calculation.

  •
  Risk-free rate.  The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

  •
  Dividend yield.  We have paid dividends in the past and intend to pay a special dividend to our existing stockholders immediately prior to the closing of this offering. We have therefore assumed a dividend yield for periods in which we paid dividends. We expect that our dividend yield will be zero following this offering as we do not presently plan to pay cash dividends following the closing of this offering.

        If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

        The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the period presented:

	Options Granted in June and September 2011	Options Granted in December 2011
Volatility	48.41%	48.28%
Expected dividend yield(1)	1.39%	—
Risk free rate	3.77%	4.39%
Expected term (in years)	6.05	5.87

(1)
The dividend yield of the options granted in June and September 2011 reflects the interim dividend in an aggregate amount of $22.0 million paid in December 2011 and January 2012 and an assumed special dividend of $             that we intend to pay to our existing stockholders prior to the closing of this offering. While none of the holders of options are entitled to dividends declared before the options are exercised, it is assumed that the exercise price of the options granted in December 2011 will be reduced by the per share amount of the dividends declared before the options vest.

Valuation of Common Stock

        For the purpose of our option grants as of June 30, 2011, we determined the fair value of our common stock relying in part on the guidance from a third party valuation firm, as well as significant input from management with respect to projections and assumptions regarding our future results of operations and the timing of potential liquidity events. This valuation was determined retrospectively in connection with the conversion of our financial statements to IFRS. We had not previously needed to determine the fair market value of our common stock because expensing equity-based compensation is not required under Czech GAAP. For all grants after June 30, 2011 we determined the fair value of our common stock contemporaneously with the grant relying in part on the guidance from a third party valuation firm, as well as significant input from management with respect to projections and assumptions regarding our future results of operations and the timing of potential liquidity events.

        The probability weighted expected return method was used for each valuation based on three possible future scenarios: IPO, sale or remaining a private company. We believed there to be virtually no likelihood of a fourth scenario, liquidation, occurring. Under this method, the value determined under each scenario was assigned a percentage probability and our enterprise value was determined using the weighted average of these values. We derived these values using the following methodologies:

        IPO.    We first met with potential underwriters for this offering in the second quarter of 2011. At that time, one of the underwriters provided an indication of its expectation regarding our value at the time of an IPO. The other underwriters provided analysis of possible ranges for our value based on different valuation multiples for public companies and subsequently provided updates to those valuation multiples.

        Sale and remaining a private company.    For each valuation described below, we used the income approach to determine our estimated value in both a sale scenario and remaining as a private company. The income approach relies on forecasts of our results of operations, including our revenues, in order to estimate the net cash flow available for distribution to equityholders. A terminal value is determined for estimated earnings beyond the forecast period using market comparables. The stream of cashflows and the terminal value are then discounted to present value based on a discount rate reflecting the rate of return that a hypothetical investor would seek when investing in our company.

        While we forecasted continued growth in our revenues in connection with the income method, we assumed that the annual revenue growth rate for 2012 would be lower than our 2011 annual revenue growth rate and that our revenue growth rate would continue to decline in the coming years. The assumptions underlying the forecasts were consistent with our business plan. Our forecasts were not prepared with a view to public disclosure and are inherently uncertain.

        The discount rate was determined by adding the following components: risk free rate, equity risk premium, small stock premium, industry premium and company specific risk premium. The resulting discount rates were compared against published rates for investors in companies such as ours and found to be comparable. We used discount rates ranging from 20% to 21% for our valuations.

June and September 2011 Grants

        With the assistance of a third-party valuation firm, we determined the fair value of our common stock as of June 30, 2011. In making our determination, in addition to the income approach described above, we also used the market approach to determine our estimated value in both a sale scenario and remaining as a private company. We then averaged the values from the income approach and the market approach to estimate our sale value and our private company value. The market approach uses the value of comparable public companies to develop market multiples that were then applied to our financial results. The market multiples used were (1) market value of invested capital (MVIC) to revenues, (2) MVIC to earnings before interest and tax (EBIT), and (3) price to earnings. In each case, these multiples were applied to different combinations of our results of operations for the 12-months ended June 30, 2012 and our projected results of operations for 2011 and 2012. The average of such valuation was then discounted by 16% to reflect the fact that, unlike the guideline companies, we were a private company.

        Applying the probability weighted expected return method described above, as of November 30, 2011, we assigned a probability of 45%—50% to an IPO, 25%—30% to a sale and 25%—30% to remaining a private company.

  •
  IPO.  The IPO valuation was based on an indicative valuation received from a proposed underwriter shortly before June 20, 2011. Since the assumed IPO date was approximately one year away as of June 30, 2011, the valuation was discounted to present value using a one-year holding period and the 20% discount rate.

  •
  Sale scenario.  We applied an estimated 35% control premium to the average value of the income and market approaches. We assumed that a sale would occur one year after the valuation date. The valuation was discounted to present value using a one-year holding period and the 20% discount rate.

  •
  Remaining a private company scenario.  We used the average value of the income and market approaches with no control premium or discount to present value.

        Based on these considerations, as of June 30, 2011, we retrospectively estimated the fair value of our common stock to be between $5,120 and $5,330 per share. Our board considered that between June 30, 2011 and September 14, 2011 no significant change had occurred in our business or in market conditions, and used this contemporaneous valuation for the September 14, 2011 grants.

        As noted above, we used the average of the income approach and the market approach in estimating our sale value and our value remaining as a private company. The market approach used our projected results of operations for 2012 (as well as 2011 and our results for the 12 months ended June 30, 2011) multiplied by market multiples from guidelines companies. Had we not used the market approach, our valuation as of June 30, 2011 would have been between $5,218 and $5,424 per share representing an immaterial difference.

December 2011 Grants

        Applying the probability weighted expected return method described above, as of November 30, 2011, we assigned a probability of 50% to an IPO, 25% to a sale and 25% to remaining a private company. The probability of an IPO at this time was slightly increased from the June 30, 2011 valuation.

  •
  IPO.  In the absence of any updated valuation from the underwriters, the assessment of our IPO valuation was based on projections of our 2012 results of operations and market multiples from comparable companies that had conducted IPOs in the prior three years. We also assigned a 60% probability to an IPO in April 2012 and a 40% probability to an IPO in October 2012, and a range of probabilities—from low to high—as potential valuations increased. We used the weighted average of the output to determine our IPO valuation. We then discounted the resulting valuations to November 30, 2011 using the 21% discount rate and applied a 10% discount for lack of marketability.

  •
  Sale scenario.  We applied control premiums of zero, 30% and 50% to the value derived from the income approach. We assigned a 20% probability to a sale occurring in September 2012 and an 80% probability to it occurring in March 2013, and a range of probabilities—from low to high—as potential valuations increased. We used the weighted average of the output to determine our sale valuation. We then discounted the resulting valuations to November 30, 2011 using the 21% discount rate and applied a 10% discount for lack of marketability.

  •
  Remaining a private company scenario.  We used the value obtained from the income approach with no control premium or discount to present value. We applied a 30% discount for lack of marketability as a private company.

        Based on these considerations, as of November 30, 2011, we estimated the fair value of our common stock to be $3,936 per share.

        The reasons for the decrease in the fair value of our common stock from between $5,120 and $5,330 per share as of June 30, 2011 to $3,936 per share as of November 30, 2011 were declines of approximately 20% to 25% in our IPO and sale valuations. The reason for these declines was a significant decline in the valuation multiples for comparable public companies. While the underwriters did not provide any specific valuation of our company, they provided data showing an approximate decline of one-third in the earnings to revenue multiples of comparable public companies. These reduced multiples were reflected in our lower valuation in the IPO, sale and remaining private scenarios. In addition, with respect to IPOs, the pricing discount to comparable companies increased significantly from June 30, 2011 to November 30, 2011 due to market volatility, which further impacted our estimated IPO valuation.

        We believe that the methodologies, approaches and assumptions used in connection with the fair value determinations above are reasonable and consistent with the AICPA Practice Aid to determine the fair value of our common stock. Nevertheless, determining the fair value of our common stock requires making complex and subjective judgments. The approach to valuation uses estimations which are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates. Although it is reasonable to expect that the completion of this offering will add value to our common stock because they will have increased liquidity and marketability, the amount of additional value cannot be measured with absolute precision or certainty.

Quantitative and qualitative disclosure about market risk

Foreign currency risk

        Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2010, 59.8% of our revenues were denominated in U.S. dollars and 38.5% were denominated in Euros. Conversely, in 2010, 68.0% of our expenses (excluding foreign currency translation losses and movement in deferred tax) were denominated in Czech korunas, 26.1% in U.S. dollars and 5.6% in Euros. Our expenses in Czech korunas result from the fact that the majority of our research and development, sales and administrative activities are conducted at our Czech facilities. As a result, a devaluation of the U.S. dollar or Euro relative to the Czech koruna could reduce our profitability significantly. At this time we do not enter into any foreign currency hedging programs or instruments that would hedge or help offset such foreign currency exchange rate risk, but may do so in the future.

        Since revenues represent sales of software licenses, they are recognized over the duration of the license even though payment is received at the start of the license period. Given that the release of deferred revenues ratably over the term of the license is based on the exchange rates valid at the start of the license term, such revenues are not subject to the risk of exchange rate fluctuation.

        Until the third quarter of 2011, Digital River, our primary eCommerce service provider converted its payments to us on a monthly basis into either U.S. dollars or Euros, at our direction. We generally elected to receive a higher proportion of our revenues in U.S. dollars. Commencing in the third quarter of 2011, we chose to begin receiving monthly payments in the currency of sale for transactions in the following currencies: U.S. dollars, Euros, Czech korunas and British pounds. With respect to sales denominated in currencies other than U.S. dollars, Euros, Czech korunas and British pounds, which we expect to constitute a small percentage of sales, we have the ability to select the currency in which we receive the payment from Digital River. We currently expect to receive the proceeds from these sales in U.S. dollars after Digital River converts them from the currencies of sale. As a result of this new arrangement, we will receive a higher portion of our revenues in the same currencies in which we incur the majority of our operating expenses—namely Euros and Czech korunas. Consequently, we anticipate a decrease in our need to convert U.S.

dollars to Euros and Czech korunas—and a subsequent reduction our exposure to fluctuations in these currencies. While we may still elect to receive payment in other currencies, we expect to receive payments in the currencies of sale for the four major currencies—which account for substantially all sales. As a result, we expect that the proportion of revenues denominated in U.S. dollars will decrease in the future as compared to the past as a larger proportion of revenues will be denominated in Euros and Czech korunas.

        The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

Changes in Average Exchange Rates During Period	U.S. Dollar Against Czech Koruna	Euro Against Czech Koruna
2008	(16.1)%	(10.2)%
2009	11.9%	6.0%
2010	0.3%	(4.4)%
2011 (through June 30, 2011)	(9.1)%	(3.7)%

        The figures above represent the change in the average exchange rate in the given year compared to the average exchange rate in the immediately preceding year. Negative figures represent depreciation of the U.S. dollar compared to the Czech koruna and depreciation of the Euro against the Czech koruna, respectively.

        Assuming a 10% decrease in the U.S. dollar relative to the Czech koruna and assuming no other change, our operating income would have decreased by $1.1 million in 2010 and by $0.7 million in the six months ended June 30, 2011.

        Our results of operations are also impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash deposits, denominated in currencies other than the U.S. dollar. Such gains or losses only impact the dollar value of our non-dollar denominated cash deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. In 2008 and 2010, due to the size of our Euro and Czech koruna-denominated cash deposits, the amount of finance expenses recorded was relatively significant as a result of significant fluctuations between the Euro, Czech koruna and the U.S. dollar. Our most significant exposure relates to a potential change in the exchange rates between the U.S. dollar, on the one hand, and the Euro or Czech koruna on the other. The following table below presents the impact on our finance income and expenses, net and, therefore our profit before income tax, of a 10% increase in the value of the Euro, the Czech koruna and British pounds sterling relative to the U.S. dollar assuming that other variables remain constant.

Profit
Year Ended December 31, 2010
(in thousands)
EUR	$2,726
CZK	1,270
GBP	94

        A decrease in the value of such currencies against the U.S. dollar would have an impact of an equal and opposite magnitude of that set forth in the table above.

        The functional currency of our Czech operating subsidiary, AVAST Software a.s., is the U.S. dollar. Through the end of December 31, 2010, the functional currency of Avast Software B.V., our Dutch parent, was determined to be the Euro solely because Avast Software B.V. had limited operations and incurred expenses solely in Euros. We expect that the functional currency of Avast Software B.V. will be the U.S. dollar in future periods. The results of Avast Software B.V. have been translated into U.S. dollars using the method of conversion used to translate our financial statements, the current rate method. Translation gains and losses are reported as a component of stockholders' equity. The impact of these translation gains and losses is immaterial due to the limited operations of Avast Software B.V. See "—Critical accounting policies and estimates—Functional currency."

Interest rate risk

        To date, our excess cash has been held in bank accounts and we have not invested such cash in interest-bearing investments. As a result, we have not to date been exposed to interest rate risk.

Inflation risk

        Our monetary assets, consisting solely of cash held in bank accounts, have historically not been affected significantly by inflation because we have distributed a significant portion of our distributable profits as dividends. We believe the impact of inflation on replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. The rate of inflation, however, affects our cost of revenues and expenses, such as those for employee compensation, which may not be readily recoverable in the price of products and solutions offered by us.

Recent authoritative accounting guidance

        There are a number of pending standards and interpretations issued but not yet effective under IFRS. We believe that the only standard that is likely to have an impact on our financial statements when it becomes effective is listed below.

        IFRS 9, Financial instruments.    IFRS 9 is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (referred to below as IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with IFRS 9, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity's business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with IFRS 9, an investment in a debt instrument will be measured at amortized cost if the objective of the entity's business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, IFRS 9 allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. IFRS 9 removes financial liabilities from its scope.

        IFRS 9 is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in IFRS 9. IFRS 9 is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in IFRS 9. In particular, if an entity adopts IFRS 9 for reporting periods beginning before January 1, 2012 it is not required to restate prior periods. We are evaluating the effect of implementing IFRS 9 on our consolidated financial statements.

 Business

        We are a leading global provider of security software delivered through a freemium model. Our software is currently the world's most widely-used consumer security software, with over 152 million actively protected devices as of February 29, 2012 in almost every country in the world. We also have a growing presence in the small and medium business, or SMB, market. Our success has been driven by our community-focused and online-based freemium business model, through which we provide our users with a high-quality security product for free. We then offer them the opportunity to either purchase or upgrade to our premium paid products that provide advanced functionalities. We also seek to provide additional value-added solutions to our users over time. Our business model and our high quality security products have enabled us to build a strong brand and loyal user community, which in turn has driven highly-efficient "viral" marketing for our products. Based on a recent user survey, nearly 60% of our new users came to us through personal recommendations.

        We have designed our flagship free product, avast! Free Antivirus, from the perspective that comprehensive protection against malicious software, or "malware," such as viruses, worms and spyware should be made available to everyone. We provide full malware protection in our free product, as well as additional advanced security functions in our premium paid product, such as antispam and enhanced safeguards for online commerce and banking activities. Our products consistently rank among the highest-rated anti-malware solutions by both users and editors on leading download sites and popular media around the world. We believe that the easy-to-use nature, high quality and performance of our free product have been key factors in the growth and loyalty of our user community.

        Our user community is one of our most valuable assets. In addition to driving "viral" marketing and brand recognition, a majority of our users opt into our CommunityIQ platform, which acts as a source of continuously updated threat data. We believe that the scale of this critical, real-time threat intelligence is unparalleled in the industry, and directly enhances the level of protection provided by our products. Committed members of our user community also contribute with technical support postings on our online support forum. In 2010, we logged over 57 million page views in our technical support forum where substantially all responses are provided by users. Our users also helped translate our products into 34 of the 38 languages our products are available in, allowing us to protect more users than would otherwise be possible. As a result, our user community has been instrumental in helping to minimize costs associated with supporting additional users and has helped drive our rapid growth. We intend to stay true to our "community first" philosophy by continuing to provide a high quality, comprehensive security product for free and are committed to continuing to build long-term relationships with our users. Through this strategy, we believe that we will continue to grow our user community and identify opportunities to generate increased revenues from these relationships over the long-term.

        Our user community is highly diversified geographically. As of February 29, 2012, 30 countries had more than one million actively protected devices and countries where the primary language is not English accounted for approximately 88% of actively protected devices. The countries with the most actively protected devices were Brazil, France, the United States and Russia, with 13%, 10%, 8% and 6% of the total number of actively protected devices as of February 29, 2012, respectively.

        It is a key element of our business model that the substantial majority of our marketing and distribution is free and online-based. This allows us to minimize the costs traditionally associated with these activities and maintain full ownership and control of user relationships, while providing our business model with a high degree of scalability. Our online distribution model also enables us to seamlessly generate revenues through both offering premium paid products and solutions and cross-selling and cross-distribution arrangements, such as our agreement with Google to distribute their Chrome web browser.

        We have grown our business rapidly in recent years while maintaining strong levels of profitability and cash flow generation. Our revenues grew from $25.3 million in 2009 to $48.5 million in 2010, an increase of 91.6%, and from $20.2 million to $37.9 million for the six months ended June 30, 2010 and 2011, an increase of 87.1%. Our adjusted comprehensive income was $12.4 million, $23.9 million and $20.7 million in 2009, 2010 and the six months ended June 30, 2011, respectively, representing 48.9%, 49.4% and 54.6% as a percent of revenues. Our free cash flow was $21.1 million, $37.1 million and $30.2 million in 2009, 2010 and the six months ended June 30, 2011, respectively. See "Selected Consolidated Financial and Other Data—Supplemental information" for how we define and calculate adjusted comprehensive income and free cash flow, and a discussion about the limitations of these non-IFRS financial measures.

Industry background

        The consumer security software market is large and well-established, but also experiencing strong growth and rapid change. A number of industry trends, including a challenging threat environment and the rapid adoption of mobile devices, are driving continued demand for security software. At the same time, the steady shift of consumer buying patterns to online purchases and the emergence of the freemium business model are causing significant market disruption and changes.

Challenging threat environment drives increased demand for security software

        The security threat environment has increased significantly in recent years for both consumers and businesses as professional criminals motivated by a significant and growing opportunity for profit through the theft of valuable information have become the driving force in the market. According to the 2011 Data Breach Investigations Report published by Verizon in April 2011, individuals affiliated with organized crime perpetrated more than half the data breaches involving external agents. Identity theft and account compromise have emerged as primary and highly profitable goals for these professional hackers.

        An underground economy has developed to support the data theft industry, enabling hackers to purchase attack kits that simplify and automate the data theft process and to easily sell stolen data such as credit card numbers. Largely as a result of this underground economy, the number and sophistication of attacks has increased significantly, with hundreds of millions of unique variants of malware detected in 2010 alone. An increasing number of threats are web-based attacks that can either infect visitors to legitimate websites that have become infected or lure users to malicious sites through spam, phishing or other means. Once a machine is infected, modern malware is typically designed to avoid detection, so it can continuously collect the user's data or credentials such as passwords and also control the machine to launch subsequent attacks. Social networking exacerbates the threat further by arming hackers with personal information that can be used to create highly-credible targeted attacks. With a more determined and resourceful adversary, protecting users now requires far more than scanning email and files for viruses and spyware.

        As a result of this increasingly challenging threat environment, the demand for security software continues to increase. According to an IDC report released in November 2011, Worldwide Endpoint Security 2011-2015 Forecast and 2010 Vendor Shares, the total endpoint security market is expected to grow from $7.2 billion in 2010 to $10.6 billion in 2015, while the consumer endpoint security market is expected to grow from $4.2 billion in 2010 to $6.1 billion in 2015.

Rapid adoption of mobile devices expands market opportunity

        The rapid adoption of smartphones and tablets is driving an emerging market opportunity for mobile security software. As mobile devices such as smart phones and tablets have become increasingly powerful and are frequently used to store or access sensitive information or to conduct online banking and other transactions, they have increasingly become the target of malware and other security threats. The widespread use of applications ("apps") on these devices is also increasing the threat of mobile malware, as many of these apps contain security vulnerabilities. Since mobile devices are lost or stolen more frequently than traditional desktops or laptops, there has been increasing demand from consumers for anti-theft capabilities, as well. As users become aware of the risks they are exposed to through their mobile devices, we expect they will increasingly adopt mobile security solutions. Over time, we believe users will need to protect every device that stores or accesses sensitive information or conducts online transactions. According to an IDC report released in March 2011, Worldwide Mobile Security 2011-2015 Forecast and 2010 Vendor Shares, the mobile security market is projected to grow from $0.4 billion in 2010 to $1.9 billion in 2015, representing a CAGR of 35%.

Consumer buying patterns continue to shift from traditional channels to online purchases

        Traditionally, consumers typically purchased their security software either as packaged software through retail stores, as pre-installed software on new computers from PC manufacturers or as a value-added service from Internet service providers. With growing online and eCommerce activities and the proliferation of online app stores, these traditional go-to-market channels have become increasingly expensive and have struggled to provide vendors with a direct, ongoing customer relationship. Consumers are steadily shifting their buying patterns and are increasingly likely to use online downloads as the source of their security software. According to an August 2011 Forrester Research report, Consumer Security Market, 2011 And Beyond: Evolving Buyer Behaviors Breed Market Volatility, online downloads account for 40% of security software installations in the United States and represent the majority of installations in many other established and emerging markets such as Western Europe, Brazil and India.

The freemium model is disrupting the consumer security market

        The freemium or free-to-premium business model has experienced rapid growth across a number of markets in recent years. A number of software and Internet companies such as LinkedIn, LogMeIn, Skype and Zynga have successfully employed freemium models to attract large user bases and develop their businesses. While different freemium vendors have different approaches to the business model, virtually all of the vendors have used the free versions of their solutions to attract large user bases, typically through viral marketing and brand awareness, then aim to profit from these users in a range of different ways.

        The freemium model has become a disruptive force in the consumer security market and traditional market leaders have struggled to compete without undermining their existing businesses. There has been rapid user adoption of freemium security products as freemium vendors are capturing a growing share of the installed base in the consumer security market. According to an August 2011 Forrester Research, Inc. report, Consumer Security Market, 2011 And Beyond: Evolving Buyer Behaviors Breed Market Volatility, between 300 million and 350 million PCs run freeware antivirus, a significant increase from the estimated more than 250 million users of the three major freeware vendors cited in a December 2009 Forrester Research, Inc. report, Consumer Security Market Trends, 2009 To 2010: The Freeware Threat.

Our competitive strengths

        We are a leading global provider of freemium security software. We believe the following strengths have contributed to our success and differentiate us from our competitors:

  •
  Our highly-scalable freemium business model.  By offering a high-quality flagship security software product for free, we have been able to build a large community of users and benefit from significant goodwill within our user community. As a result, we benefit from "viral"

    marketing and a strong brand, which in turn helps us efficiently attract more users. Since we distribute our software online and maintain a direct relationship with all of our users, we are able to cost-effectively generate revenues by offering our users the opportunity to purchase our premium security products that provide advanced functionalities and to acquire additional value-added solutions over time. Our freemium business model has enabled us to rapidly gain market share in the consumer security market and has proven to be difficult for traditional market leaders to compete with.

  •
  Large and diverse user community.  Our software is currently the world's most widely-used consumer security software with over 152 million actively protected devices as of February 29, 2012. There are 30 countries in which we have one million actively protected devices or more, with no single country accounting for more than 15% of our users. In contrast to most security software vendors, approximately 88% of our actively protected devices are located in countries where the primary language is not English. We believe the scale and diversity of our user community has helped us build a trusted global brand, enabled us to benefit from local user reviews and language support in many developed countries and emerging markets, and increased the effectiveness of our security solutions by integrating real-time threat data from our users through CommunityIQ, an opt-in platform that identifies and automatically provides us with a continuous stream of malware samples from around the world.

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  Efficient, community-driven marketing, support and operations.  Our community-driven freemium business model enables us to acquire and support users relatively inexpensively. Our users tend to be loyal and active in recommending our solutions and supporting our community. Based on a recent user survey, almost 60% of our users came from personal recommendations from our users while 19% of our users came to us through Internet searches. Our user community has also helped us translate our products into 34 of the 38 languages. In addition, our global users are very active in engaging with each other on our online forums. In 2010, we logged over 57 million page views in our technical support forum where substantially all responses are provided by our users. Our highly-efficient technology, operations and delivery platform enables us to deliver our free solution on a significant scale for a very low cost. The cost to us to service an actively protected device is less than $0.02 per year.

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  Industry-leading consumer security products.  We have designed our free products to match or exceed the performance of the free and premium paid products provided by our competitors. Our products consistently rank among the highest-rated anti-malware solutions in terms of ratings from both users and editors on leading download sites and popular media around the world. We believe that the strength of our free software has been a key contributor to the growth of our user community. Our philosophy of providing industry-leading security, technology and functionalities in our free products drives our technological innovation since we regularly migrate functionalities from our premium paid products into our free product and introduce new functionalities into our premium paid products. For example, our free product is distinguished from our competitor's products by unique functionalities such as a malware scan of the operating system before any other programs load and an automated virtualization function where suspicious programs are run so that they do not affect the actual computer. We recently introduced new capabilities to our premium paid products such as a customizable version of the virtualization function and enhanced safeguards for online commerce and banking activities.

  •
  Highly efficient and effective malware detection.  We believe that our malware detection capabilities are among the most effective and have the highest scanning efficiencies in the industry. Approximately half of our users participate in CommunityIQ, providing us access to a large number of previously unknown viruses, many of them targeting specific regions, and helps us to achieve our superior detection rates. Once received, our Virus Lab uses sophisticated, internally-developed tools to automate the analysis of these samples and distribute updates to our users. As a result, we maintain a relatively small team of employees focused on daily updates of virus definitions and devote the majority of our research and development personnel to new product development and quality assurance. In addition, our malware detection engine is highly-efficient, enabling us to maintain high performance and minimize the size of the application and its impact on our users' computers.

Our growth strategies

        To further strengthen our position as a leading global provider of security software delivered through a freemium model, we intend to pursue the following strategies:

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  Grow our user community by staying true to our "community-first" philosophy.  We believe that by staying true to our philosophy of providing a high quality, comprehensive product for free and focusing on building long-term relationships with our users, we will continue to build goodwill, generate "viral" marketing through personal recommendations and continue to expand our user community, where other companies have been unable to do so. We will continue to develop long-term relationships with our users earn their loyalty by providing them with a safe, reliable and seamless online experience. We believe that this will further strengthen our ability to offer the highest quality product to our users and improve bookings per actively protected device over the long-term. Maintaining a loyal and growing user community will enable us to continue to offer our own and partner value-added solutions to our users.

  •
  Continue to invest in technological innovation.  A key contributor to our success to date has been the high quality of our software and technology, evidenced by consistently high reviews from both our users and industry experts. We believe that the ability to expand our user community is based on the strength of our core security software and technology, which we update regularly by incorporating premium functionalities into our free product and introducing new functionalities into our premium paid products. We intend to continue to innovate as our industry evolves. For example, we recently introduced mobile security products and additional value-added solutions, such as CreditAlert, EasyPass, Online Backup and SecureConnect. In addition, we also plan to enhance our technology capabilities through partnerships, alliances, joint-ventures and acquisitions.

  •
  Increase adoption of our premium paid products.  While we remain committed to providing our free users with a high quality free product that provides comprehensive protection against traditional security threats, we believe that a portion of our users will continue to be willing to pay for enhanced functionalities. To encourage the adoption of our premium paid products, we have developed a number of advanced functionalities such as Antispam, Silent Firewall and SafeZone, our innovative solution that enables web browsing in a private and secure environment. We intend to continue to add additional advanced functionalities in the future to enhance the protection of our users and increase adoption of our premium paid products.

  •
  Increase monetization of our broader user community.  We believe that the size and loyalty of our user community provides us with significant monetization opportunities across our broader user community. We intend to continue to explore opportunities to cross-sell products and provide value-added solutions to our user community. For example, we currently derive revenues from our distribution arrangement with Google. The agreement expires on November 30, 2012 or earlier, if we reach a pre-determined limit on payments in accordance with the terms of the contract. After completing 62.5% of the term of the agreement on February 29, 2012, we had reached 57.3% of the pre-determined limit on payments. We also recently introduced value-added solutions, such as a solution for credit protection and against identity theft as well as a solution for storing users' files online for backup. We intend to be highly selective about the products and solutions that we offer our user community and how they are offered as we believe that attempting to monetize our users too aggressively or too intrusively could have an adverse impact on the size and loyalty of our community. We are committed to maintaining strong relationships with our users and believe that as we continue to grow our user community we will identify opportunities to generate increased revenues from these relationships over the long-term.

  •
  Expand and optimize our geographical presence.  We believe we have a significant opportunity to grow our user community and revenues by expanding and optimizing our geographical footprint and presence, especially in English-speaking markets. Our core security products are currently available in 38 languages in almost every country in the world. We believe we have to optimize our existing geographical presence but we also have the potential to add localized offerings of our value-added solutions. We plan to implement local credit and debit card payment arrangements in key local markets. We also plan to add localized pricing and product combination packages. We have a successful track record in expanding with new language versions of our products and utilizing our community to provide localized support. We plan to further expand geographically by translating our products into, and providing support in, a broader array of languages.

  •
  Expand into the emerging market for mobile security.  The rapid adoption of smartphones and tablets around the world has created a significant opportunity for us to pursue. These mobile devices are powerful and increasingly being used for online transactions or to access online banking or other sensitive personal information, making them vulnerable to security threats. While usage of security software on mobile devices is currently limited, we believe consumers will demand the same level of protection they have on their traditional computing devices as they realize their personal information is at risk. We intend to extend our existing product portfolio to smartphones and tablets and to develop additional technologies specifically for these devices. In the fourth quarter of 2011, we launched our first mobile security solution for Android handsets, which includes features such as anti-theft and firewall protection.

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  Continue to penetrate the SMB market with our business solutions.  We intend to further enhance our position and presence in the SMB market, serving businesses with less than 50 employees, by providing additional features and functionalities tailored to SMB users. We also plan to develop and extend our partnerships with resellers to further penetrate the SMB market on a global scale. We believe security solutions required by these SMBs are typically more similar to consumer solutions than enterprise solutions and, as a result, we believe we are well positioned to address this market.

Our products and solutions

        Our security software products include offerings for desktop security, server protection and mobile device protection, and consist of free and premium paid products for the individual consumer market and premium paid products for the SMB market. We have also recently launched several value-added solutions.

        The following table summarizes our free and premium desktop, server and mobile products and their pricing:

Product	Target Market	U.S. List Price
Desktop and Server
Free Antivirus (version 7)	Consumer	Free
Mac Edition	Consumer	Free
Linux Home Edition	Consumer	Free
Pro Antivirus (version 7)	Consumer and SMB	$39.99
Internet Security(version 7)	Consumer and SMB	$49.99
Business Protection	SMB	Starting from $175
Business Protection Plus	SMB	Starting from $250
Email Server Security	SMB	$299.50 per year per 10 mailboxes
File Server Security	SMB	$399 per year per server
Mobile
Mobile Security Free	Consumer	Free

        To date, the substantial majority of our revenues has been derived from sales of our Pro Antivirus and Internet Security products.

Free desktop security products

        Free Antivirus, currently in version 7, is our core free security software product. It uses our core heuristics engine, intelligent scanner and virus definition technologies, and offers the following functionalities:

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  Boot-time scanner scans the computer for infections when the computer is switched on, or "booted," thereby detecting and cleaning any infections before the operating system is fully started and other programs or applications, including malware programs, begin to load. It also cleans any infected files before that file is in use and unable to be cleaned.

  •
  Real-time anti-rootkit protection identifies and prevents stealth malware, or "rootkits," that, when loaded by the computer's operating system, are invisible to ordinary scanners.

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  Eight real-time shields offer resident protection comprised of individual modules or "shields," each of which can be individually configured or disabled, including the three layered shields—network, web and script shields—which work in conjunction for browsing security:

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  Network Shield offers basic protection against well-known network worms and acts as a lightweight intrusion-detection system.

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  Web Shield scans all visited web pages, downloaded files and java scripts.

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  Script Shield scans web pages for malicious scripts, and disables them from infecting our users' computers, without making the web pages unviewable.

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  File System Shield provides real-time scanning of files as they are opened and run on our users' computers to keep viruses from being able to execute.

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  Mail Shield scans all incoming and outgoing email and attachments for malware; a special plug-in is available for Microsoft Outlook.

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  P2P Shield scans files downloaded via peer-to-peer ("P2P") file sharing programs.

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  IM Shield scans files transferred through "chat" and instant messaging ("IM") programs.

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    Behavior Shield monitors and analyzes programs for suspicious activities to help identify and stop previously unknown malware, or "zero-day" threats, before virus definitions have been obtained.

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  Streaming, real-time virus database updates provide real-time virus signature updates from the Virus Lab cloud. This feature, implemented in version 7 of our products, eliminates the need for users to wait for traditional virus database updates and provides continuous threat definition updates, improving our ability to respond to previously unknown malware and "zero-day" threats.

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  AutoSandbox automatically runs suspicious applications in an isolated virtual environment, referred to as a "sandbox," where potential attacks are contained and unable to affect the actual computer. As the suspicious program runs, the sandbox keeps track of which files are opened, created or renamed, and what it reads and writes from the registry. Permanent changes are virtualized, so when the process terminates itself, the system changes it made will evaporate or are kept in a separate area for future analysis, if desired. A whitelist option for "safe" files is available for programs that the user wants to always exclude from the sandbox. The user can also deactivate the AutoSandbox entirely. A new feature implemented in version 7 of our products allows users to choose whether to operate their browser in the sandbox.

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  FileRep is a cloud-based file reputation tool implemented in version 7 of our Free Antivirus, Pro Antivirus and Internet Security products. It determines the safety of a file before a user opens it by analyzing a number of factors including the file's age and the number of other users who have the file based on anonymous user data from our CommunityIQ platform. This tool also allows us to improve the efficiency of our intelligent scanning technology.

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  WebRep browser plugin is a community-based website reputation tool available in version 7 of our Free Antivirus, Pro Antivirus and Internet Security products. It provides website reliability and reputation ratings based on community-provided feedback, warns users about potentially dangerous sites, such as phishing sites, and detects fake or planted secure socket layer, or SSL, certificates. SSL is a standard security technique used to establish an encrypted connection between a website and an Internet user by issuing certificates for authentication. This technology prevents an attacker from intercepting SSL encrypted connections between websites and users, known as "man in the middle" attacks.

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  Remote Assistance is a tool that allows members of our user community to provide remote technical or malware support to other users by temporarily taking control of the initiating user's computer. To ensure their security, remote assistance sessions are conducted through our servers and may only be initiated by the user seeking assistance. These sessions may be terminated by the initiating user at any time.

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  Management Portal is a personal directory that allows users to track multiple installations of our products and monitor data related to virus infections, status information and other important product-related statistics.

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  Silent/Gaming mode automatically detects full-screen applications and disables pop-ups and other notifications without compromising security.

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  Virus Chest—Quarantine is a folder where infected files can be stored. Users can also add their own files to the virus chest. Once in the chest, a file cannot be executed; double-clicking the file will instead display information about the file.

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  Antivirus monitor is a sidebar for Windows 7 and Windows Vista available in version 7 of our Free Antivirus, Pro Antivirus and Internet Security products.

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  Self-Protection prevents malware from terminating avast! processes and damaging avast! files.

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  Audible alarms provides vocal warnings and notices such as "Caution, a virus has been detected!" and "Virus database has been updated."

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  Wake-up/Scheduled scanning schedules scanning at a time designated by the user.

        Mac Edition is a consumer security software for Apple Macintosh computers running Mac OS X. It is based on a central virus-scanning daemon—a computer program that runs in the background, rather than under the direct control of a user—and includes a mail scanner, an on-demand scanner and an on-access scanner all controlled through a simple user interface. The new version, expected to be released in the first quarter of 2012, also includes a full-featured Web Shield, similar to the PC version, and the innovative WebRep module that integrates with major browsers available on the Mac, such as Safari, Mozilla Firefox and Google Chrome.

        Linux Home Edition is consumer security software for computers running the Linux platform. It features core antivirus functionalities identical to the ones for the Windows edition. Additionally, it offers a command line scanner that enables files to be scanned in specified directories on both local and remote volumes.

Premium paid desktop security products

        Pro Antivirus, currently in version 7, is our premium consumer security software product. It offers all of the functionalities available in our free product in addition to the following:

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  SafeZone protects passwords and other confidential information, such as credit card or bank account numbers, that users key in when shopping online or using online banking applications. SafeZone opens a new, clean desktop to prevent other applications from "seeing" and accessing the sensitive information and leaves no traces once it is closed. SafeZone also helps prevent domain name system (DNS) takeovers or "poisoning" attacks by providing its own DNS infrastructure, which is accessed using a custom protocol.

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  Sandbox offers a manually initiated version of the AutoSandbox available in the Free Antivirus for ease of configuration.

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  Command-line scanner runs a scan directly from the command line without initiating any programs so that if the user is prevented from accessing any programs by malware, a scan can still be performed, and the malware removed.

        Internet Security, currently in version 7, is our most comprehensive premium consumer security software product. It offers all of the functionalities available in our free product and Pro Antivirus product as well as the following:

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  Silent Firewall stops hacker attacks and allows the user to define fine-grain network access policies.

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  Antispam offers a comprehensive spam and phishing filter that works as a plug-in for Microsoft Outlook and also has a generic proxy for other email clients.

        The following table provides a summary comparison of the functionalities in our three core products:

	Free Antivirus	Pro Antivirus	Internet Security
Antivirus and anti-spyware engine	✓	✓	✓
Anti-rootkit protection	✓	✓	✓
File System	✓	✓	✓
Cloud: Streaming real-time updates	✓	✓	✓
Remote Assistance	✓	✓	✓
Mail Shield	✓	✓	✓
Web Shield	✓	✓	✓
Network Shield	✓	✓	✓
Behavior Shield	✓	✓	✓
Script Shield	✓	✓	✓
AutoSandbox	✓	✓	✓
Sandbox	x	✓	✓
SafeZone	x	✓	✓
Command-Line Scanner	x	✓	✓
Silent Firewall	x	x	✓
Antispam	x	x	✓

Premium business security products

        Business Protection is our product designed for companies with more than five computers that want to protect their business data and online communications. It includes all of the functions of our Pro Antivirus product for end-point protection. It has remote installation and update functions and a central management console which saves both time and costs associated with traditional deployment and management at individual end-points. In case of infection, the central console receives immediate real-time alerts. Business Protection will automatically detect new or unprotected (or "rogue") computers on the network and notify the administrator. It also offers file server protection by scanning all traffic on the servers.

        Business Protection Plus is our product designed for companies that require network security with maximum protection for all points. It includes all of the functions of our Business Protection product in addition to the Firewall and Antispam functions of our Internet Security product. In addition, it offers email server protection for an unlimited number of mailboxes, licensed per mailbox.

        Email Server Security and File Server Security are our standalone solutions for email servers and file servers. The Email Server Security product seamlessly integrates with the Microsoft Exchange server and allows the user to filter unwanted messages, including spam and those containing malware. The File Server Security product provides protection for file servers based on the Windows Server operating system. All created or modified files are scanned automatically and configurable remediation actions are taken whenever an infected or suspicious file is detected.

Free mobile security products

        Mobile Security Free is our new free mobile security product released in the fourth quarter of 2011. It is designed to protect Android-based mobile phones and tablets. It offers the following functionalities:

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  Anti-malware real-time shield scans new applications for malware as soon as they are installed on the device.

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  On-demand scanner allows the user to perform manual scans.

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  Anti-theft module allows the user to recover the phone once it is lost or stolen by locating the phone using the phone's internal GPS device, if present, or network triangulation. The module can be controlled via an easy-to-use web-based interface.

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  Privacy scanner allows the user to identify and optionally remove applications that raise privacy concerns.

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  Firewall allows the user to define which application can or cannot access the network, selectively through Wi-Fi, 2G/3G connections and roaming.

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  Application management tool allows the user to work with the list of running applications and set certain policies and restrictions.

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  Call/SMS filter allows the user to filter and selectively receive calls and SMS messages.

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  Advanced anti-theft controls allow the user to remotely inspect the phone's call logs, back up the address book and SMS history, set advanced parameters and make the anti-theft module completely invisible.

Value-added solutions

        We have recently launched several value-added solutions that we offer to our user community. The table below summarizes these value-added solutions and their pricing, in addition to the Rescue Disc that we have traditionally offered:

Product	Target Market	U.S. List Price
CreditAlert Basic	Consumer	Free
CreditAlert Premium	Consumer	$9.99 per month
EasyPass	Consumer and SMB	$19.99 per year
Online Backup	Consumer and SMB	$4.99 - $9.99 per month
Rescue Disc	Consumer and SMB	$9.99

        CreditAlert Basic and Premium monitors the user's credit report and alerts the user when any suspicious changes are detected. Users can use online resources to guide them through the dispute resolution process with the vendor. Basic CreditAlert solutions are provided free of charge, with the possibility to upgrade to CreditAlert Premium. The premium paid solution provides a broader range of misuse searches, as well as more means for remediation than our basic CreditAlert solution—through a service provided by a third-party, suspicious issues are investigated, unauthorized activity stopped and records restored by a team of experts at no additional charge. CreditAlert is currently offered only to U.S. users.

        EasyPass is designed to enable secure management of passwords. It provides both offline and online storage for passwords and other personal data, such as credit card numbers. This solution integrates with all leading browsers, as well as other applications to provide a seamless user experience.

        Online Backup is designed to enable online storage of user data. The product is automated so the user does not have to schedule or manually run any backup operations. Backups are done while the computer is not in use. All backups are incremental, meaning that after the initial backup, the product only backs up new or changed portions of files, saving bandwidth and ensuring maximum speed. All user data is encrypted locally prior to transfer via a secure SSL connection. The size of the encryption keys does not exceed permitted values so our products are not subject to import / export regulations. Data is stored in state-of-the-art data centers which employ the highest security standards and are SAS70 or ISO certified.

        Rescue Disc is provided to consumers in the form of optical disks through our eCommerce providers who also press and distribute the disks. Its purpose is to provide a clean boot experience which is particularly effective for malware cleaning, since malware cannot be activated when the system is booted from the disk. It is even able to revive a system rendered unbootable by malware. The Rescue Disc boots a separate operating system and therefore remains unaffected by resistant malware. The product enables scanning and cleaning of foreign drives, including associated registry entries, and includes disk and registry cleanup tools.

Our technology, infrastructure and operations

Core technologies

        All of our products offer core antivirus and anti-spyware protection using our innovative and proprietary heuristics engine, as well as real-time anti-rootkit protection. We have a highly sophisticated heuristics engine with industry-leading detection rates and scanning speeds that uses minimal computer resources by using caching and minimizing the number of scans. Our engine can be updated constantly via cloud-based deployments in our virus definition updates.

        Unlike traditional antivirus scans, our proprietary heuristics engine proactively searches for previously unknown viruses and malware, as well as new variants of known viruses and malware undetectable with normal definitions and virus signatures. Meanwhile, the code emulator employs dynamic translation—a method much faster than traditional emulation—for both generic unpacking and within the heuristics engine for the detection of unknown variants.

Malware detection technology

        Our method of incremental updates minimizes the size and reduces the need for reformatting virus definition files thereby increasing the speed of updates with relatively low demand on Central Processing Unit (CPU) and memory usage. Our technology ensures that the virus definitions in our products are continuously and automatically updated from the cloud in real-time.

        Our virus definitions are refined through our CommunityIQ technology that uses a global network of sensors to provide us with data gathered anonymously from the actual web-browsing and program-execution experiences of users. Users who have opted into our CommunityIQ have helped us discover 1.88 million new, unique malware samples and block 14.1 billion occurrences of malware in 2011.

Intelligent scanner technology

        We feature an intelligent scanner which creates a baseline of files to be scanned by creating lists of files that have been identified as safe and are not rescanned unless they change. This process speeds up the scan by reducing the number of scanned files by up to 80%. Additionally, multi-threaded scanning optimization splits scans of large files between processor cores on new multi-core CPUs, which further accelerates the scanning process. The infected files are automatically processed without requiring user instructions.

Our network infrastructure and operations

        Our infrastructure includes servers and bandwidth capacity leased from third parties. We own certain key servers that are located in our headquarters in Prague, the Czech Republic. We use our own servers for our research and development activities and our Virus Lab, to operate our office applications, to store our user data and to generate license codes that the end-users need to activate our products. Through our Virus Lab, we automatically process virus samples, generate virus definitions, test for false positives and release new definitions to the public. For network infrastructure and redundancy, our servers are virtualized and mirrored in a separate data center located in Prague. We also own servers located in Prague, Czech Republic, and two U.S. cities to support a cloud system that we implemented in the February 2012 release of version 7 of our product. We manage these servers while the third-party providers of hosting facilities manage both the data storage and bandwith capacities needed to maintain our network infrastructure and operations.

        We also lease servers located in the United States and Europe on a monthly basis. Most of our leased servers are download servers that are used exclusively for virus definition updates. The remaining leased servers fulfill various functions, including web servers from which we operate our websites, e-commerce servers procuring orders made by our users on our website and redirecting them to our eCommerce service provider, Digital River, and servers powering our WebRep, FileRep and streaming updates technology. We lease these servers for storage, Internet connectivity capacities and product-download hosting under our agreements with our providers. We currently have five providers with data centers in 14 locations to avoid dependence on a single provider or geographic location.

        We also realize efficiencies in our sales operations since they are predominantly online-based. Our online sales model enables individual businesses and consumers (private individuals and households) to purchase our products through our website. The substantial majority of our online sales are processed by Digital River, our eCommerce service provider. Digital River collects payments and user data from the transaction for us. In 2010, online sales procured through Digital River accounted for approximately 76% of our bookings.

Sales and marketing

        Our business model and our high quality security products have enabled us to build a strong brand and loyal user community which, in turn, has driven highly-efficient "viral" marketing for our products. Based on a recent user survey, nearly 60% of new users came to us through personal recommendations. As a result, we benefit from significant efficiencies in our marketing activities.

        The substantial majority of our sales to consumers are generated through online sales from our website and directed to us from websites such as Download.com in the U.S., 01.net in France and Softonic.com in Spain. Unlike our eCommerce service providers, these download sites do not collect payment for us and only facilitate the distribution of our free product. However, our relationships with these download sites increase our brand visibility and lower our distribution costs which, in turn, helps us acquire new users at minimal incremental cost. We are able to reach all of our 142 million actively protected devices through our online infrastructure with targeted communications allowing us to directly present offers that we believe resonate with our user community. Once we have acquired new users, we seek to develop more personal relationships with them in order to support long-term retention. We do this by using our product to deliver both voice and visual messages to users that communicate the value of being part of the Avast community. We also communicate with our users through the forum on our website, where we hold an open dialogue with our users by posting messages for our user community and receiving responses from them in the form of comments. We seek to generate revenues from individuals that begin as free users through their purchase of premium paid products and solutions or other revenue generation opportunities. We aim, through our communications programs, to maintain our users' goodwill and retain them as free users even if a particular sales offer is not successful.

        We sell premium paid products for businesses, targeting primarily the SMB market, primarily through resellers, as well as through the online channel described above. Our resellers participate in our reseller program through which they receive sales training, licenses and market-development funds for their efforts. Resellers pay us a fixed price for every product they sell, and are free to set the resale price. Product prices for resellers are based on our end-user list prices, and vary depending on each reseller's sales volume. Our current reseller program has four levels: Authorized, Silver, Gold and Distributor. We collect money from resellers based on monthly invoicing on the basis of the respective reseller's sales data, which we are able to verify based on the number of activated licenses. All of these orders are online-based. As of February 29, 2012, our reseller distribution program had approximately 2,700 resellers worldwide. Sales from our resellers accounted for 17% of our total revenues in 2010 and 11.3% of our total revenues in the six months ended June 30, 2011.

        In addition to sales of our products, we also engage in cross-selling third-party products, in particular Google. We help generate downloads and use of Google's Chrome browser by including it as an option for our users during the download process for our products. Google pays us fees for the download, installation and first use of the Google Chrome browser and Toolbar by our end-users.

        We provide technical support to our users through a third-party provider. The third-party provider is permitted to offer certain services to our users. We have a revenue sharing agreement for the amount of its services sold and we do not otherwise incur expenses for its support services.

Research and development

        As of February 29, 2012, we had 104 employees focused on research and development. Of these employees, 98 were located in our Prague headquarters, two in Linz, Austria and four in Friedrichshafen, Germany. Our research and development personnel focus primarily on daily virus definition updates through our Virus Lab, and product development and quality assurance.

        We invest in research and development in order to enhance and expand our product offerings. Our development strategy is to identify updates, features and new products based on our users' needs and expectations. We continuously look to identify new malware and deliver effective responses to protect our users. Our Virus Lab relies heavily on sophisticated, internally-developed tools to process the substantial majority of these samples automatically. This automated infrastructure is the reason that we can maintain a relatively small team of employees focused on daily updates of virus definitions. Moreover, we have traditionally migrated features and functionalities from our premium paid products into our free product and introduced new functionalities into our premium paid products. As a result, our research and development personnel focus on developing new features for our premium paid products and solutions in order to encourage users to purchase them. Our research and development personnel also focus on developing new products, such as those for the mobile market. Additionally, a number of our research and development personnel focus on product development and quality assurance.

        For our predominately Prague-based research and development team, we recruit talented individuals primarily in the local Czech market through a variety of techniques, including cooperation with local universities where our employees regularly teach courses. We rank as one of the top technology employers in the region, which further enhances our ability to recruit talented individuals. We are a member of key industry organizations and regularly attend and participate in organizing industry events where our employees are frequent speakers.

Government legislation and regulation

Background

        Our business is subject to laws and regulations related to Internet commerce, data privacy, data protection and information technology. However, laws and regulations in this area are not fully settled and are currently undergoing rapid development in an attempt to keep up with technological advances. While this makes it difficult at present to fully ascertain to what extent new developments in the law will affect our business, the clear trend has been towards increased data privacy protection for consumers, which could translate into greater data security obligations for us in order to protect consumer data that we collect.

        The summary set forth below discusses the material aspects of these developing laws and regulations in both Europe and the United States. This, however, does not imply that we view other jurisdictions as unimportant to our business. While the majority of our revenue is earned in Europe and the United States, our future growth is not limited to these jurisdictions. Data privacy and information security laws are in various stages of development in different jurisdictions, although most share core similarities directed at greater data privacy and security. Differences among the jurisdictions will likely be in the stringency of the regulations, methods of enforcement and penalties for non-compliance. Therefore, we expect that the principal issues discussed in this summary will be similar to the issues that would have to be addressed in other jurisdictions.

EU regulatory environment

Applicable law

        We are subject to specific laws and regulations with respect to the processing of personal data, including user, customer, contractor, partner, supplier data and employee data, in many jurisdictions in which we operate. Data protection laws within the European Union derived from Directive 95/46/EC with regard to the processing of personal data and on the free movement of such data (the "Data Protection Directive") and Directive 2002/58/EC, as amended, concerning the processing of personal data and the protection of privacy in the electronic communications sector (the "e-Privacy Directive"). We are subject to national data protection legislation in certain member states of the European Union, which implement the Data Protection and e-Privacy Directives. We are a "data controller" in relation to personal data collected and processed by us. We do not generally process any sensitive personal data from users. Directive 2011/83/EC on consumer rights (the "Consumer Rights Directive") is also relevant to our business.

Key legal obligations

        The principles under applicable data protection laws in the EU member states, implementing the Data Protection Directive, require us to ensure, among other things, the following:

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  Lawfulness.  This requires, for example, that we must satisfy certain conditions in order to lawfully process personal data;

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  Fairness.  This requires, for example, that we provide users with a "fair processing notice";

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  Notification.  We are required to register/notify as a data controller, if processing personal data in the context of an establishment in a member state;

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  Proportionality.  This requires, for example, that we must ensure that user data is only processed if and to the extent such processing is proportional in relation to the purposes of providing services to users;

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  Data quality/accuracy.  This requires, for example, that we ensure that inaccurate data is corrected;

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  Data retention.  This requires, for example, that we only retain data for so long as is necessary, whether to comply with applicable laws or to provide services to the user;

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  Data security.  This requires, for example, that we implement appropriate technical and organizational measures to guard against unauthorized or unlawful processing of personal data and against loss or destruction of, or damage to, personal data;

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  Data transfers.  This requires, for example, that we do not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain steps (e.g., implementation of model contractual clauses, obtaining data subject consent, obtaining Department of Commerce Safe Harbor certification or obtaining Binding Corporate Rules accreditation); and

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  Data subject rights.  This requires, for example, that we respond to "subject access requests" from data subjects, to provide information about the nature and scope of processing undertaken.

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  Consent for terminal equipment data.  This requires that we obtain express consent before we place any information, such as code or cookies, on a user's computer that is not necessary for performance of the service.

        In addition to the Data Protection Directive, the e-Privacy Directive, obliges the EU member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user's terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

        Further, the Consumer Rights Directive, which is anticipated to be implemented in the EU member states by 2013, restricts the use of automatic renewals and prohibits pre-ticked boxes online. It also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

Proposed legislative changes

        On January 25, 2012, the European Commission issued a proposal for a regulation on "the protection of individuals with regard to the processing of personal data and on the free movement of such data" ("General Data Protection Regulation"). This General Data Protection Regulation is intended to replace the Data Protection Directive. One of the main reasons for the change is to ensure uniformity of implementation throughout the EU, as implementation of the Data Protection Directive has diverged among the Member States. This is also the reason why the European Commission has proposed the new rules in the form of an EU regulation, which will be directly applicable in the EU Member States, without further implementation as would be required by a directive. It is currently expected that the new regulation will not take effect until 2015 or later.

        The proposal for the General Data Protection Regulation would replace the current notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent, data breach notification and restrictions on the collection and use of "sensitive" personal data, as well as stricter enforcement. It would also introduce the concepts of privacy by design and the right to be forgotten. The regulation's more stringent requirements on privacy user notifications and data handling might present implementation and compliance challenges in the online and information technology fields.

U.S. regulatory environment

        We are also subject to U.S. state and federal laws and regulations with respect to data privacy and information security.

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  Data Privacy.  Data privacy and security in regards to the collection of non-public personally identifiable consumer information continues to be a focus of legislative and regulatory activity in the United States. The Federal Trade Commission, or FTC, is starting to exercise greater authority over how online consumer data is collected and maintained by businesses. This is being done primarily by the FTC using its authority to take action against companies that engage in unfair or deceptive trade acts in interstate commerce. In December 2010, the FTC staff issued a draft recommendation that privacy rules should address consumer concerns over the collection and use of personal and profiling information. The FTC's recommendations included implementing comprehensive privacy protections throughout an entire business, as well as providing privacy policies to customers in a simplified, user-friendly manner. The Commerce Department has similarly suggested an expansion of privacy protections, although with greater reliance on enforceable industry codes. A number of different legislative bills have also been introduced in Congress that would regulate the use of personally identifiable customer information. The Personal Data Privacy and Security Act (PDPSA) introduced by Senator Patrick Leahy, if adopted into law, would require implementation of comprehensive data privacy and security programs. These bills would also obligate businesses to inform customers of any security breaches in regards to their data; and impose significant civil penalties for non-compliance ranging from a maximum of $500,000 under the PDPSA to over $20,000,000 under the bill introduced by Senator Richard Blumenthal. At the state level, California has already implemented laws that require online services to report certain breaches of the security of personal data, and to report to California customers when their personal data might be disclosed to direct marketers. Other states have adopted legislation to similarly provide for notification in the event of security breaches that expose personal information.

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  Information security.  We are also subject to state and federal rules and laws regarding information security. Most of these rules and laws apply to customer information that could be used to commit identity theft. Substantially all of the U.S. states and the District of Columbia have enacted security breach notification laws, similar to the various federal bills under consideration. New York State law is exemplary and requires businesses conducting business in New York who own or license computerized data that includes private information to disclose any breach of the data to New York residents. These laws generally require that a business give notice to its customers whose financial account or similarly sensitive information has been accessed without authorization due to a security breach.

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  Do Not Track law.  Prompted by the FTC's recommendation regarding online tracking, a number of federal legislative proposals have been introduced that would allow users to opt out of online monitoring. This may affect our ability to obtain information from customers that would assist in increasing the efficacy of security software and targeting our products to customers who demonstrate an interest in security software through their online browsing behavior.

        As a result of the ongoing legislative and regulatory activity in the area of data privacy and security, we anticipate an increase in regulation of our business thereby requiring us to devote increasingly more legal and other resources to comply with these regulations. These applicable laws, rules and industry standards could significantly increase our compliance costs, and expose us to greater potential liability. These contemplated changes to the laws and regulations could also hamper growth in the use of the Internet in general and our services in particular if applied in an overbroad or ineffective manner. There is also a small risk that we may be subject to the retroactive application of new laws to our business practices resulting in exposure to some increased liability. As we expand into new territories and jurisdictions, we anticipate that more legal and regulatory issues similar to those summarized above will apply to our business and operations, in addition to other regulatory issues within these territories and jurisdictions.

Our data protection compliance program

        To be in compliance with applicable laws and to address the challenges of compliance across multiple jurisdictions, we are designing our data privacy and information security compliance policy to be international in scope with the flexibility to adapt our policy to individual jurisdictions where required.

Intellectual property

        Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, copyrights and trademarks to protect our intellectual property and know-how. Our employment agreements contain confidentiality undertakings. Because our trade secrets and know-how, such as our virus databases and development tools, are stored electronically and thus are highly portable, we attempt to reduce access to our trade secrets by physically protecting our servers through the use of closed networks and with physical security systems which prevent their external access. We also seek to minimize disclosure of our source code to users or other third parties. We currently do not rely on patents to protect our solutions and the nature of our solutions means that in some countries or regions, for example, in Europe, we may be unable to seek patent protection to the same extent as in the United States.

        We maintain three "click-wrap" licensing agreements for our products: the Consumer Products Agreement, the Corporate Products Agreement, and the Free Products Agreement, all of which grant the user a non-exclusive license to use the software and documentation for the agreed term at the time of purchase pursuant to the terms of the agreements, governed by the laws of the State of California.

        Pursuant to a license agreement that we entered into in November 2008 with our founders, Messrs. Kucera and Baudis, as subsequently amended, we were granted an exclusive, unrestricted, perpetual, worldwide, sublicensable license to use all versions of our antivirus software created before January 1, 2007, including all virus and user databases, development and administration software tools and computer programs related to updating, supporting and distributing our antivirus software. We also license all know-how related to the development and distribution of antivirus software created by our founders before January 1, 2007. After January 1, 2007, all such activities were conducted by AVAST Software a.s. such that all subsequent upgrades, updates and new versions of formerly developed products and newly developed products are owned by AVAST Software a.s. We still rely on aspects of the software that we license from our founders and the related know-how for our current technology and, if we are unable to retain these rights, it could negatively impact our business. The license agreement may not be terminated pursuant to its terms. Under Czech law, however, the license agreement may be terminated by a party if the other party materially breaches the agreement. See "Certain Relationships and Related Party Transactions—License agreement with Eduard Kucera and Pavel Baudis."

        We have obtained trademark registrations that we consider material to the marketing of our products, all of which are used under the trade name avast, including AVAST® and avast!®. We have trademark applications for several additional marks. While we aim to acquire adequate protection of our brand through trademark registrations in all key markets, occasionally third parties may have already registered identical or similar signs for identical or similar products or solutions. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to our registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

        Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or solutions with the same functionality as our solutions. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as the U.S. laws. Also, from time-to-time, third parties have asserted and may assert copyright, trademark and other intellectual property rights against us, our distributors or channel partners, or our users. See "Risk Factors—We may be unable to protect our intellectual property rights and proprietary information and prevent third parties from making unauthorized use of our products and technology."

Employees

        As of February 29, 2012, we had 206 employees of which 196 work at our offices in Prague, Czech Republic. The remaining employees are located in Linz, Austria, Friedrichshafen, Germany and San Mateo, California. Of our employees, 188 are full-time and 18 are part-time. All of our employees are salaried employees. In addition to employees, we have five independent contractors in the Czech Republic.

        The following table sets forth the number of our employees by area of responsibility:

	As of December 31 ,				As of February 29,
Department	2008	2009	2010	2011	2012

Administrative	8	10	11	15	15
Research and development	28	42	70	102	104
Sales and marketing	15	19	35	59	60
Support	7	21	24	27	27

Total	58	92	140	203	206

        None of our employees are represented by a labor union with respect to their employment with us. We have not experienced any work stoppages or strikes, and we consider our relations with our employees to be good.

        Labor laws in the Czech Republic (applicable to employees but not to independent contractors) provide minimum standards regarding annual paid and unpaid leave, sick leave, maternity leave and other provisions regarding leave from work and other terms of employment.

Competition

        We sell our products in an extremely competitive market, characterized by rapid technological change, and we expect to face additional competition in the future. We believe that the key competitive factors in the market include:

  •
  size of user base;

  •
  user ratings;

  •
  product quality such as detection rate and scanning speed;

  •
  product design and ease of use;

  •
  ability to support multiple device types and operating systems;

  •
  cost of user acquisition;

  •
  product and brand awareness;

  •
  the ability to reach large groups of users;

  •
  cost of service delivery; and

  •
  pricing flexibility.

        Our competitors include other security software companies employing the freemium business model, principally AVG Technologies. In addition, Microsoft Corporation offers Microsoft Security Essentials, a free anti-malware product for its most recent Windows operating systems and is expected to begin offering a built-in antivirus program for its Windows 8 platform, scheduled for release in late 2012. Industry analysts estimate that approximately one quarter of users switch to a new computer each year, and the majority of computers run Windows operating systems. With a built-in Windows antivirus program, purchasers of new computers may not look to install security software, such as our products, in addition to the Microsoft software that is or will be pre-installed on their computers. Our competitors in the security software industry, with whom we compete with respect to both free and premium paid products, also include traditional security software providers, such as Symantec, McAfee (recently acquired by Intel), Trend Micro and Kaspersky Lab. Symantec has also attempted to enter the freemium market through the acquisition of PC Tools, a free but less comprehensive version of its traditional antivirus software. Each of these companies has also launched free mobile device security products.

        Many of these companies have significantly greater brand recognition and greater financial, technical, marketing and other resources than we do. In addition, in order to more actively promote their products, computer manufacturers, such as Dell or Hewlett-Packard, or semiconductor chip manufacturers, such as Intel, may bundle security software products and solutions competitive with ours in their products and solutions or may limit our access to standard product interfaces and thereby inhibit our ability to develop products for their platforms. Users may accept these bundled products and solutions rather than separately purchasing our products and solutions.

Facilities

        Our principal facilities are located in Prague, Czech Republic and consist of approximately 2,700 square meters (approximately 29,000 square feet) of leased office space. The lease for this facility expires on May 31, 2014. We also lease smaller office spaces in San Mateo, California, United States, Linz, Austria and Friedrichshafen, Germany. We are currently seeking additional office space in Prague and San Mateo to support our needs through the rest of 2012.

Legal proceedings

        From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

 Management

        The following description sets forth certain information about our management and management-related matters which we expect will be in place after the Conversion has taken place and this offering has been completed.

Directors, executive officers and key employees

        The following table sets forth the name, age, and position as of the date of this prospectus regarding each of the persons who will serve as our directors, executive officers and key employees once the Conversion has taken place and the offering has been consummated. Certain of the executive officers listed below serve as executive officers of our U.S. and Czech operating subsidiaries. Immediately prior to the completion of this offering, these executive officers will be appointed to serve in the same capacity with us.

Name	Age	Position
Executive officers
Vincent Steckler	53	Chief Executive Officer and Executive Director
William Salisbury	53	Chief Financial Officer
Ondrej Vlcek	34	Chief Technology Officer
Kenneth Gonzalez	42	Chief Strategy Officer
Glenn Taylor	54	Vice President of Sales
Key employees
Josef Hos	32	Vice President of eCommerce
Pavel Sedina	31	Vice President of Windows Products
Directors
Eduard Kucera(1)(2)	59	Non-Executive Director and Chairman of the Board
Pavel Baudis(3)	51	Executive Director
Scott Collins(2)(3)	46	Non-Executive Director
Kenneth Goldman(1)(3)	62	Non-Executive Director
John G. Schwarz(1)(2)	61	Non-Executive Director

(1)
Member of our audit committee.
(2)
Member of our compensation committee.
(3)
Member of our nominating and governance committee.

        Vincent Steckler has served as our Chief Executive Officer and one of our Directors since 2009 and will be an executive director of AVAST Software N.V. upon the consummation of this offering. Prior to joining us, Mr. Steckler was the Senior Vice President of Worldwide Consumer Sales at Symantec Corporation, where he was in charge of multi-channel international consumer sales valued at $2 billion. Mr. Steckler joined Symantec in 2000 as Vice President of Public Sector Business and started Symantec's business of serving U.S. local, state and federal governments. Mr. Steckler also served over two years as Symantec's Vice President for Asia/Pacific and Japan and was responsible for all enterprise and consumer business in that region. Prior to joining Symantec, Mr. Steckler had 20 years of experience in software development, systems analysis and engineering, project management, and business development. Mr. Steckler holds two B.S.'s from the University of California, Irvine, one in Mathematics and the other in Information and Computer Science.

        In 2005, in settlement of a civil injunction action brought by the SEC against Mr. Steckler, without admitting or denying the SEC's allegations, Mr. Steckler agreed to a permanent injunction against violating certain provisions of the securities laws and paid a civil penalty of $35,000. The action was brought in connection with violations by Legato Systems, Inc. resulting from material misstatements in their third quarter 1999 financial results. The SEC alleged that the misstatements resulted from misrepresentations made knowingly by Legato's senior sales executives. At the time, Mr. Steckler was a Vice President in charge of a business unit at Logicon, Inc, a reseller for Legato, and the SEC alleged that Mr. Steckler knowingly or recklessly assisted in Legato's violations, and his actions were a cause of Legato's misstatements.

        William Salisbury has served as our Chief Financial Officer since November 2011. From 2009 until he joined us, Mr. Salisbury served as the Chief Financial Officer of Crescendo Bioscience, Inc., a privately-held molecular diagnostics company, where he was a member of the executive management team and had responsibility for financial strategy, capital raising and other finance and administrative matters. From 1994 to 2008, Mr. Salisbury served as an officer, most recently Managing Director, in Morgan Stanley's Investment Banking Division, where he advised senior management of technology companies on equity and debt financings. Mr. Salisbury holds a B.A. in International Relations from Stanford University and a J.D. from Harvard Law School.

        Ondrej Vlcek has served as our Chief Technology Officer since 2007. Mr. Vlcek manages our research and development, including the AVAST Virus Lab. Mr. Vlcek joined us as a software developer in 1995. He was part of the team that developed our first antivirus program for Windows in 2003. Mr. Vlcek holds an M.S. in Mathematics from Czech Technical University in Prague and commenced post-graduate studies in non-linear optimization at Charles University in Prague's Faculty of Mathematics and Physics.

        Kenneth Gonzalez has served as our Chief Strategy Officer since August 2011. From 2006 until he joined us, Mr. Gonzalez served as the Senior Vice President of Corporate Development at McAfee, Inc., where he led the corporate development team through the execution and integration of numerous acquisitions and partnerships. From 1998 to 2006, Mr. Gonzalez served as the Vice President of Corporate Development at Siebel Systems, Inc., where he helped guide the company through numerous acquisitions. Prior to Siebel, Mr. Gonzalez served for over five years as an infantry officer in the United States Army. Mr. Gonzalez holds a B.S. in Civil Engineering from the United States Military Academy at West Point and an M.B.A. from Harvard Business School.

        Glenn Taylor has served as our Vice President of Sales since October 2011. Prior to joining us, from 2006 to 2010, Mr. Taylor served as Senior Director of eCommerce Sales at Symantec Corporation, where he led the e-commerce retention and partner sales teams. From 2000 to 2006, Mr. Taylor served as Senior Director of Public Sector Sales at Symantec, where he led the state and local government and education sales team. Prior to Symantec, Mr. Taylor was a Director of IT Acquisition & Combat Support in the United States Air Force, where he led major IT initiatives, including setting up the first Air Force portal for business systems, and negotiating all enterprise-wide agreements for commercial technologies. Mr. Taylor holds a B.S. in Operations Research from the United States Air Force Academy and an M.S.S.M. from the University of Southern California.

        Josef Hos has served as the Director of eCommerce of AVAST Software a.s. since May 2009 and will be our Vice President of eCommerce upon the consummation of this offering. Prior to joining us, from 2005 to 2009, Mr. Hos served as Web Marketing Manager at AVG Technologies, where he led major website releases and optimization of in-product campaigns in the freemium channel. Prior to AVG, Mr. Hos served in various capacities at Moravia IT a.s., ranging from web developer to web-based marketing professional.

        Pavel Sedina has served as the AVAST Software a.s. Program Manager for the Windows platform since 2010 and will be our Vice President of Windows Products upon the consummation of this offering. Mr. Sedina joined us as a software developer in 2001 and was part of the team that developed version 4 of our products, which launched in 2002. He led product development for versions 6 and 7 of our products and continues to lead platform integration. Prior to joining us,

Mr. Sedina served as Software Developer of a banking system at Société Générale. Mr. Sedina holds a B.S. from the College of Information Management and Business Administration in Prague.

        Eduard Kucera, one of our co-founders, has served as our Chairman of the Board since the incorporation of AVAST Software a.s. in December 2006 and will be a non-executive director and Chairman of the Board of AVAST Software N.V. upon the consummation of this offering. Since 1991, Dr. Kucera was responsible for the activities of our predecessor entity, ALWIL Software partnership. From 1991 to 2009, Dr. Kucera also served as our Chief Executive Officer, directing day-to-day operations that included the transition to a free software distribution model in 2002. Prior to co-founding Avast, Dr. Kucera was a computer hardware specialist at the Czech Computer Research Institute (VUMS). In 2009, Dr. Kucera was named Ernst & Young's "Entrepreneur of the Year 2009" for the Czech Republic. Dr. Kucera holds a doctorate in experimental physics from the Charles University in Prague.

        Pavel Baudis, one of our co-founders, has served as one of our Directors since the incorporation of AVAST Software a.s. in December 2006 and will be an executive director of AVAST Software N.V. upon the consummation of this offering. In 1988, Mr. Baudis wrote the original program from which the portfolio of products are generated. Since 1991, Mr. Baudis has played a leading role in the development of our business with our predecessor entity, ALWIL Software partnership. Prior to co-founding Avast, Mr. Baudis was a graphics specialist at the Czech Computer Research Institute (VUMS). Mr. Baudis holds an M.S. in Information Technology from the Prague School of Chemical Engineering.

        Scott Collins has served as one of our Directors since August 2010 and will be a non-executive director of AVAST Software N.V. upon the consummation of this offering. Mr. Collins is a Managing Director and member of various entities affiliated with Summit Partners, L.P., a global growth equity firm. Mr. Collins joined Summit in 1996 and currently manages the firm's London office, which he founded in 2001. Prior to joining Summit, Mr. Collins worked as a consultant with McKinsey & Company and served in a variety of positions with the U.S. federal government. Mr. Collins currently serves as a member of the board of directors of Actix Limited, a mobile network analytics and optimization company, Acturis Limited, an information technology and services company, Bigpoint GmbH, an online gaming company, Multifonds (IGEFI Group Sàrl), a fund accounting and transfer agency software company, Ogone SA/NV, an online payment service provider, vente-privee.com SAS, a members-only online provider of high-end consumer products, and Welltec International, provider of precision robotic solutions for oil and gas wells. Mr. Collins holds an A.B. in Economics from Harvard University and a J.D. from Harvard Law School.

        Kenneth Goldman has served as one of our Directors since December 2011 and will be a non-executive director upon the consummation of this offering. Since 2007, Mr. Goldman has served as the Chief Financial Officer of Fortinet, Inc., a provider of network security appliances and Unified Threat Management. From November 2006 until August 2007, Mr. Goldman was the Executive Vice President and Chief Financial Officer of Dexterra, Inc., a provider of mobile enterprise software. Prior to joining Dexterra, from August 2000 through March 2006, Mr. Goldman was Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer service software. From July 1996 to July 2000, Mr. Goldman served as Senior Vice President of Finance and Chief Financial Officer of Excite@Home, Inc., an Internet service provider. Mr. Goldman currently serves as a member of the board of directors of Infinera Corporation, a provider of digital optical networking systems and NXP Semiconductors NV, a semiconductor company. Mr. Goldman also served as a member of the Treasury Advisory Committee on the Auditing Profession. He is a member of the board of trustees of Cornell University. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School.

        John G. Schwarz has served as one of our Directors since December 2011 and will be a non-executive director upon the consummation of this offering. Since May 2010, Mr. Schwarz has served as co-founder and Chief Executive Officer of Visier LLC, a business analytics software firm. Mr. Schwarz joined SAP AG through its acquisition of Business Objects S.A. in January 2008 and served on the executive board of SAP from March 2008 to February 2010, where he led the successful integration of the two companies. From September 2005 until 2010, Mr. Schwarz was the Chief Executive Officer of Business Objects S.A., later SAP Business Objects, a provider of business intelligence software and services that was acquired by SAP in January 2008. Before joining Business Objects, Mr. Schwarz served as President and Chief Operating Officer of Symantec Corporation from December 2001 to September 2005. Prior to joining Symantec, from January 2000 to November 2001, Mr. Schwarz served as President and Chief Executive Officer of Reciprocal Inc., which provided business-to-business secure e-commerce services to the media industry. Before joining Reciprocal, Mr. Schwarz spent 25 years at IBM Corporation, working in various development, manufacturing, sales and marketing roles. His last position was general manager of IBM's Industry Solutions unit, a worldwide organization focused on building business applications and related services for IBM's large industry customers. Mr. Schwarz currently serves as a director of the Synopsys Corporation and Teradata Corporation in addition to his membership on the Information Technology Association of America's Software Board and his role as an advisor to Dalhousie University in Halifax, Nova Scotia. Mr. Schwarz holds a B.S. in Computer Science from the University of Manitoba, a Diploma in Business Administration from the University of Toronto, and an honorary Ph.D. from Dalhousie University.

Board structure

        We have a single-tier board of directors, consisting of executive and non-executive directors. The number of executive and non-executive directors is to be determined by the board of directors.

        Following the completion of this offering, our single-tier board structure will consist of two executive directors and             non-executive directors. Vincent Steckler, serves as our Chief Executive Officer and will be an executive director. Pavel Baudis, one of our co-founders, will also be an executive director.

Duties of directors

        Under Dutch law, the board of directors is collectively responsible for the policies and day-to-day management of the company. The non-executive directors have the task of supervising the executive directors and providing them with advice. Executive and non-executive directors must also perform such duties that are assigned to them pursuant to our articles of association. Each director has a duty towards the company to properly perform the duties assigned to him or her. Furthermore, each director has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as stockholders, creditors, employees and other stakeholders. The duty to act in the corporate interest also applies in the event of a proposed sale or break-up of us, whereby the circumstances generally dictate how such duty is to be applied. The general meeting of stockholders has the right to approve resolutions of the board of directors with regard to a significant change in our identity or business.

        The tasks of the executive and non-executive directors may be allocated under or pursuant to our articles of association, provided that the task to supervise the performance by the directors of their duties may not be taken away from non-executive directors. In addition, an executive director may not be allocated the tasks of (i) serving as chairman of the board, (ii) fixing the remuneration of the directors or (iii) nominating directors for appointment. Nor may an executive director participate in the adoption of resolutions (including any deliberations in respect of such resolutions) related to the remuneration of executive directors. Tasks that have not been specifically allocated fall within the power of the board as a whole. All directors remain collectively responsible for proper management regardless of the allocation of tasks.

Appointment of directors

        The appointment of directors will be made by our general meeting of stockholders upon a binding nomination by the board of directors. A resolution to appoint a director nominated by the board of directors may be adopted by a simple majority of votes cast. Under our articles of association, the board of directors must make a list of candidates for each vacancy containing the names of at least two individuals, as prescribed by law, for each vacancy to be filled. Pursuant to newly adopted Dutch legislation expected to go into effect on July 1, 2012, the requirement that a binding nomination for the appointment of a member of the management board or supervisory board of an N.V. or a B.V. consist of at least two persons for each vacancy will be abolished. The general meeting of stockholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided the two-thirds majority represents more than half of our issued capital stock. The board of directors may then make a new binding nomination, for at least the number of persons required by law, which will be subject to the procedure described above. If a nomination has not been made or has not been made in time, this shall be stated in the notice and the general meeting of stockholders shall be free to appoint a director at its discretion. The latter resolution of the general meeting of stockholders must also be adopted by at least a two-thirds majority of the votes cast, provided the two-thirds majority represents more than half of our issued capital stock.

        We intend to enter into an amended and restated stockholders' agreement, which will become effective immediately prior to the closing of this offering, pursuant to which, for as along as Summit holds 5% or greater of our common stock, Summit will have a contractual right to nominate one director for our board of directors and the founders will agree to vote for such nominee. See "Certain Relationships and Related Party Transactions—Amended and restated stockholders' agreement—Nominating rights."

        Pursuant to newly adopted Dutch legislation expected to go into effect on July 1, 2012, the general meeting of stockholders will also decide whether a director is appointed as an executive or as a non-executive director. In addition, the legal relationship between a director and us will no longer be considered an employment agreement. In the absence of an employment agreement with us, the director will not have certain employee rights relating to, among other things, tax, pension and severance payments. These new rules only apply to new directors and existing employment agreements and associated employee rights will be grandfathered for existing directors.

Director terms

        The members of our board of directors will serve for a term of one year from appointment. The term of office for each director will be until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Removal of directors

        Our general meeting of stockholders has the authority to suspend or remove members of the board of directors at any time, with or without cause, by means of a resolution for suspension or removal with a two-thirds majority of the votes cast representing at least 50% of our issued capital stock. Currently, Dutch law does not allow executive directors to be suspended by the board of directors. Newly adopted Dutch legislation expected to take effect on July 1, 2012 will allow for executive directors to be suspended by the board of directors.

Director qualifications

        The board of directors seeks to ensure that the board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the board to satisfy its oversight responsibilities effectively. More specifically, in identifying candidates for membership on the board, the nominating and corporate governance committee takes into account: (1) threshold individual qualifications, such as strength of character, mature judgment and industry knowledge or experience and (2) all other factors it considers appropriate, including alignment with our stockholders. In addition, subject to the contractual obligations of our Stockholders' Agreement, the board will maintain a formal diversity policy governing the nomination of its members as described below.

        Under Dutch law, executive directors may not serve as the chairman of the board. Pursuant to newly adopted Dutch legislation expected to go into effect on July 1, 2012, the number of board positions of a director will be limited. Under the new legislation, a person may not be a member of a board if he or she holds more than two supervisory positions with "large companies," as defined under Dutch law, or, if he or she acts as chairman of the supervisory board or, in the case of a one-tier board, serves as chairman of the board of a "large company," as defined under Dutch law. The term "supervisory position" refers to the position of supervisory director, non-executive director or member of a supervisory body established by the articles of association. Under Dutch law, a "large company" is a company that fulfils two out of three of the following criteria: (1) the value of the assets according to the consolidated balance sheet with explanatory notes is, on the basis of the purchase price or manufacturing costs, more than €17.5 million; (2) the net turnover is more than €35.0 million and (3) the average number of employees is 250 or more. We did not meet the criteria to qualify as a "large company" under Dutch law for fiscal years 2010 and 2011.

Diversity policy

        Newly adopted Dutch legislation is expected to go into effect on July 1, 2012, which will require us, if we qualify as a "large company" as described above, to pursue a policy that at least 30% of the seats on our board of directors be held by men and at least 30% of the seats on the board of directors be held by women. We will be required to take this allocation of seats into account in connection with the following: (i) the appointment or the nomination for the appointment of executive and non-executive directors; (ii) drafting the criteria for the size and composition of the board, as well as the designation, the appointment, the recommendation and the nomination for appointment of non-executive directors; and (iii) drafting the criteria for the non-executive directors. Pursuant to the new legislation, if we do not comply with the gender diversity rules, we will be required to explain in our annual report (i) why the seats are not allocated in a well-balanced manner, (ii) how we have attempted to achieve a well-balanced allocation and (iii) how we aim to achieve a well-balanced allocation in the future. This rule will cease to have effect on January 1, 2016.

        The board of directors has adopted a set of board regulations effective upon the initial public offering. Among other things, the board regulations include a policy that the board shall aim for a diverse composition of directors, to the extent practicable and appropriate under the circumstances, in line with the global nature and identity of the Company and its business, in terms of such factors as nationality, background, gender and age.

        We also expect to include a diversity policy in the charter for our nomination and corporate governance committee requiring the committee to consider age, gender, nationality, ethnic and racial background in nominating directors and to review and make recommendations, as the nomination and corporate governance committee deems appropriate, regarding the composition and size of the board of directors in order to ensure the board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

        The implementation of these diversity policies will rest primarily with the nomination and corporate governance committee as the body responsible for identifying individuals believed to be qualified as candidates to serve on the board of directors and recommending that the board nominate the candidates for all directorships to be filled by the stockholders at their general meetings.

        As board seats become available, the nomination and corporate governance committee, and the board of directors as a whole, will have the opportunity to assess the effectiveness of the diversity policy and how, if at all, our implementation of the policy, or the policy itself, should be changed.

Board committees

        While retaining overall responsibilities, our board of directors will assign certain of its responsibilities to permanent committees consisting of board members appointed by it. Following this offering, our board of directors will have established an audit committee, a compensation committee and a nomination and corporate governance committee, each of which will have the responsibilities and composition described below.

Audit committee

        Upon the completion of this offering, our audit committee will consist of Kenneth Goldman, as chairman of the audit committee, John Schwarz and Eduard Kucera. Messrs. Goldman and Schwarz will be independent under applicable                          standards immediately following the completion of this offering. Mr. Kucera does not satisfy the                          's definition of "independent director" because he was one of our founders and an employee within the last three years, and we intend to rely on the phase-in rules of the                                        with respect to the independence of our audit committee members. No later than twelve months after the effective date of our registration statement Mr. Kucera will be replaced by a board member who satisfies the                          's definition of "independent director." In addition, Mr. Goldman qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements.

        Our audit committee will supervise and monitor our financial reporting, risk management program and compliance with relevant legislation and regulations. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our external audit process as well as our external auditor's qualifications, independence and performance. Our audit committee will also review our annual and interim financial statements and other public disclosures, prior to publication. Our audit committee will appoint our external auditors, subject to stockholder vote, and oversee the work of the external audit functions, providing compliance oversight, preapproval of all audit engagement fees and terms, preapproval of audit and permitted non-audit services to be provided by the external auditor, establishing auditing policies, discussing the results of the annual audit, critical accounting policies, significant financial reporting issues and judgments made in connection with the preparation of the financial statements and related matters with the external auditor and reviewing earnings press releases and financial information provided to analysts and ratings agencies.

Compensation committee

        Following this offering, our compensation committee will initially consist of John Schwarz, Scott Collins and Eduard Kucera. John Schwarz will be the chairman of our compensation committee.

        A "controlled company" is not required to have a compensation committee comprised entirely of independent directors. We currently intend to rely on the controlled company exemption only to

the extent necessary to permit Eduard Kucera to serve on our compensation committee even though he does not satisfy             's definition of "independent director" because he was one of our founders and an employee within the last three years. We intend that the other members of the compensation committee will be considered independent under that definition. See "Management—Corporate governance."

        Our compensation committee will be responsible for setting, reviewing and evaluating compensation, and related performance and objectives, of our senior management team. It will also be responsible for recommending to the board of directors the compensation package for our chief executive officer, with due observance of the compensation policy adopted by the general meeting of stockholders. It will review employment contracts entered into with our chief executive officer, make recommendations to our board of directors with respect to major employment-related policies and oversee compliance with our employment and compensation-related disclosure obligations under applicable laws.

        The written charter for our compensation committee will be available on our website.

Nomination and corporate governance committee

        Following this offering, our nomination and corporate governance committee will initially consist of Pavel Baudis, Kenneth Goldman and Scott Collins. Pavel Baudis will be the chairman of our nomination and corporate governance committee.

        A "controlled company" is not required to have a nomination and corporate governance committee comprised entirely of independent directors. We currently intend to rely on the controlled company exemption only to the extent necessary to permit Pavel Baudis to serve on our nomination and corporate governance committee even though he does not satisfy             's definition of "independent director" because he was one of our founders and an employee within the last three years. We intend that the other members of the compensation committee will be considered independent under that definition. See "Management—Corporate governance."

        Our nomination and corporate governance committee will determine selection criteria for members of our board of directors, periodically assess the scope and composition of our board of directors and evaluate the performance of its individual members.

        Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, compensation and nomination and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the board's leadership structure provides appropriate risk oversight of our activities given the controlling interests held by our stockholders.

        The written charter for our nomination and corporate governance committee will be available on our website.

Conflict-of-interest transactions

        Our articles of association provide that a director may not take part in any vote on a subject or transaction in relation to which he or she has a conflict of interest under Dutch law with us or any of our subsidiaries. Our articles of association provide that in the event that we have a conflict of interest with one or more members of our board of directors, we may still be represented by the board of directors. However, under Dutch law, our general meeting of stockholders, in the event of a conflict of interest, may resolve at any time to designate one or more other persons to represent us. Current Dutch law provides for a restriction of the power of the executive director to represent the company externally in case of a conflict of interest. Newly adopted Dutch legislation expected to take effect on July 1, 2012 provides that a member of the board of directors may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal conflict of interest with us and our related enterprise. If all members of the board of directors have a conflict of interest, the resolution concerned will be adopted by the general meeting of stockholders, unless the articles of association provide otherwise. If an executive director or a non-executive director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and the director concerned may be held liable towards us.

Proxy voting by directors

        Under our articles of association, a director who is absent may issue a proxy for a specific board meeting but only to another director on our board of directors.

Limitation of liability and indemnification matters

        Unless specifically prohibited by law in a particular circumstance, our articles of association require us to reimburse the members of our board of directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, there shall be no entitlement to reimbursement if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or the failure to act of the person concerned may be characterized as willful, intentionally reckless or seriously culpable conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to the standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss. We will enter into indemnification agreements with the members of our board of directors to provide for further details on these matters. We expect to purchase directors' liability insurance for the members of our board of directors substantially in line with that purchased by similarly situated companies.

        At present, there is no pending litigation or proceeding involving any member of our board of directors, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Corporate governance

U.S. federal securities laws and             requirements

        The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, require foreign private issuers, including our company, to comply with various corporate governance practices. In addition, the rules provide that foreign private issuers may follow home country practices in lieu of                   corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We have elected to apply the corporate governance rules of the                  even though we are permitted to follow our home country corporate governance practices, those of the Netherlands, instead of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the                  requirements, including in the event we are not eligible to use the "controlled company" exemption in the future as discussed below.

        After the completion of this offering, we will be eligible to take advantage of the "controlled company" exemption under             corporate governance rules. A "controlled company" is a company of which more than 50% of the voting power is held by an individual or group of stockholders. Our ability to take advantage of this exemption will be the result of an amended and restated stockholders' agreement that we have entered into and that will become effective immediately prior to the closing of the offering pursuant to which, for as long as Summit holds 5%

or greater of our common stock, Summit will have a contractual right to nominate one director for our board of directors and the founders will agree to vote for such nominee. See "Certain Relationships and Related Party Transactions—Amended and restated stockholders' agreement—Nominating rights."

        Pursuant to the "controlled company" exemption, a company is not required to comply with the requirements that: (1) a majority of its board of directors consist of independent directors and (2) it have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing each committee's purpose and responsibilities. We currently intend to rely on this exemption only to the extent necessary to permit                      to serve on our compensation committee and our nominating and corporate governance committee, respectively, even though they do not satisfy             's definition of "independent director." If available to us, we may elect to use the controlled company exemption more broadly in the future.

        In the event that we are not a controlled company at any time, we will be required to comply with these provisions within the transition periods specified in             corporate governance rules, unless we elect to avail ourselves of the exemption from             corporate governance rules afforded to foreign private issuers.

        The "controlled company" exemption does not modify the independence requirements for audit committees. Immediately following this offering, we will have an audit committee comprised of at least three members all of whom meet             independence requirements. In addition, we will not be required to make a formal determination regarding the independence of our directors under              .

Dutch Corporate Governance Code

        We are a Dutch public company with limited liability (naamloze vennootschap) and our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. Upon the completion of this offering, the Dutch Code will apply to us. The Dutch Code is based on a "comply or explain" principle. Accordingly, companies are required to disclose in their annual reports filed in the Netherlands whether they comply with the various rules of the Dutch Code relating to the board of directors and, if they do not apply those provisions, to give the reasons therefore. The Dutch Code contains principles and best practice provisions for the board of directors (executives and non-executives), stockholders and general meeting of stockholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

        We intend to make efforts to comply with the Dutch Code, but inasmuch as we will have our stock listed on a U.S. stock exchange, we intend to comply with the rules and regulations of the SEC and the stock exchange on which our stock is listed, which may conflict with the Dutch Code.

        The following discussion summarizes the expected differences between our expected corporate governance structure following this offering and the principles and best practice provisions of the Dutch Code:

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  Best practice provision I.2 of the Dutch Code states that each substantial change in the corporate governance structure of a company and in the compliance of a company with the Dutch Code shall be submitted to the general meeting of stockholders for discussion under a separate agenda item. We have not applied a number of principles and best practice provisions, in many cases because they conflict with the corporate governance rules of the U.S. stock exchange that we intend to have our shares of common stock listed on with which we will comply. These deviations from the Dutch Code will not first be submitted to the general meeting of stockholders.

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  Best practice provision II.1.2 of the Dutch Code states that the management board shall submit to the supervisory board for approval: a) the operational and financial objectives of the company; b) the strategy designed to achieve the objectives; c) the parameters to be applied in relation to the strategy, for example in respect of the financial ratios; and d) corporate social responsibility issues that are relevant to the enterprise and the main elements shall be mentioned in the annual report. We will maintain a one-tier board of executive and non-executive directors and will not require that executive directors submit the above-mentioned items for approval from the non-executive directors. We also do not intend to mention the main elements in our annual reports.

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  Best practice provision II.1.8 of the Dutch Code provides that an executive director may not be a member of the supervisory board (or similar non-executive position) of more than two listed companies in addition to being an executive director of the company for which he serves as an executive director. We will maintain a one-tier board of directors and our corporate governance guidelines will not disallow our executive directors to serve on additional boards as a non-executive director, subject to provisions of mandatory Dutch law. See "—Management structure—Director qualifications."

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  Best practice provisions II.1.9 and IV.4.4 of the Dutch Code provide certain procedures in connection with stockholders exercising the right of putting an item on the agenda and response times from the management board. We do not intend to comply with these best practice provisions of the Dutch Code following this offering.

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  Best practice provision II.2.4 of the Dutch Code provides that option grants to executive directors shall not be exercised in the first three years after the date of grant. Options granted to members of our board of directors may generally be exercised at any time until their expiration.

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  Best practice provision II.2.5 of the Dutch Code provides that shares granted to board members without financial consideration must be retained for at least five years or until the termination of employment, whichever is shorter. However, shares granted to our board members will not have similar restrictions.

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  Best practice provision II.2.6 of the Dutch Code provides that the option exercise price may not be fixed at a level lower than a verifiable price or a verifiable price average in accordance with the trading in a regulated market on one or more predetermined days during a period of not more than five trading days prior to and including the day on which the option is granted. We will not implement this provision in the setting of option exercise prices for any options we grant.

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  Best practice provision II.2.7 of the Dutch Code provides that neither the exercise price of options granted nor the other conditions may be modified during the term of the options unless prompted by structural changes to the shares or company in accordance with established market practice. We will not apply this best practice provision following this offer, but any modification to the conditions or exercise of options will be made consistent with best practices in the United States.

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  Best practice provision II.2.8 of the Dutch Code provides that remuneration for an executive director in the event of his dismissal may not exceed one year's salary. If the maximum of one year's salary would be manifestly unreasonable for an executive board member who is dismissed during his first term of office, such board member shall be eligible for severance pay not exceeding twice the annual salary. We do not intend for our remuneration for an executive director in the event of dismissal to be subject to such restrictions, however, any such remuneration will be appropriate in light of his or her position with us and the competitive market for his or her services.

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  Best practice provision II.2.12 of the Dutch Code provides that the remuneration report of the supervisory board shall contain an account of the manner in which the remuneration policy has been implemented in the past financial year, contain an overview of the policy planned for future years, explain how the policy contributes to the long-term objectives of the company and its affiliated enterprise in keeping with the risk profile and also requires that the report be posted on the company's website. Best practice provision II.2.13 of the Dutch Code specifies the information that shall be contained in the remuneration report. We intend to comply with all aspects of U.S. law relating to the reporting of executive compensation as they apply to a foreign private issuer. As a result, we will not also implement the remuneration reporting requirements of best practice provisions II.2.12 and II.2.13.

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  Best practice provision II.2.14 of the Dutch Code provides that the main elements of the contract between management board members and us shall be made public after the contract has been concluded, and in any event no later than the date of the notice calling the general meeting where the appointment of the management board member will be proposed. These elements shall include items such as the individual's fixed and variable compensation, severance pay, pension agreements, the conditions of a change-of-control clause and performance criteria. We do not intend to implement this best practice provision following this offering and instead intend to comply with all aspects of U.S. law relating to the reporting of executive compensation as they apply to a foreign private issuer.

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  Best practice provision II.2.15 of the Dutch Code provides that if a management board member or former management board member is paid severance pay or other special remuneration during a financial year, an account and an explanation of this remuneration shall be included in the remuneration report. We intend to comply with all aspects of U.S. law relating to the reporting of executive compensation as they apply to a foreign private issuer and, as a result, we do not intend to implement the severance or special remuneration reporting requirements of this provision.

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  Best practice provision III.1.4 of the Dutch Code provides that a supervisory board member shall retire early in the event of inadequate performance, structural incompatibility of interests, and in other instances in which this is deemed necessary by the supervisory board. We do not intend to have any provision in our corporate governance guidelines or other governing documents requiring the implementation of this best practice provision.

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  Best practice provision III.2.1 of the Dutch Code provides all supervisory board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2. Under best practice provision II.2.2 of the Dutch Code, Dutch director independence differs in certain respects from the rules applicable to U.S. companies listed on             . While under most circumstances both regimes require that a majority of board members be independent, the definition of this term under the Dutch Code differs from the definition under             corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer "look back" period (five years as compared to three years) for former executive directors. In other cases,             rule is stricter. For example, directors of a Dutch company who are affiliated with a direct or indirect parent company are considered independent under the Dutch Code (unless the parent company is a Dutch company and is listed in a member state of the EU), whereas the same directors are not considered independent pursuant to             rules. We follow the independence rules of             . As a result, we will also not implement best practice provision III.2.3 which provides that the report of the supervisory board shall state that, in the board's view, best-practice provision III.2.1 has been fulfilled, and which supervisory board member is not considered to be independent, if any.

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  Best practice provision III.3.4 of the Dutch Code provides that the number of supervisory boards of Dutch listed companies of which an individual may be a member shall be limited to such an extent that the proper performance of his duties is assured; the maximum number is five, for which purpose the chairmanship of a supervisory board counts double. Members of our board members will not be subject to similar restrictions, subject to provisions of mandatory Dutch law. See "—Management structure—Director qualifications."

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  Best practice provisions III.3.5 and III.3.6 of the Dutch Code provide that directors should be appointed for no more than three four-year terms and that the board of directors shall draw up a retirement schedule in order to avoid, as far as possible, a situation in which many non-executive directors retire at the same time. We do not believe in term limits for directors because they would deprive our board of directors of the service of directors who have developed, through valuable experience over time, an increasing insight into our company and our operations. Consistent with the standards of corporate governance in the United States, directors will instead be appointed to one-year terms, without limit to the number of terms a director may serve.

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  Best practice provision III.4.2 of the Dutch Code provides that the chairman of the supervisory board may not be a former member of the management board of the company. We will not apply such a restriction to the chairman of our board of directors.

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  Best practice provision III.5.4 of the Dutch Code provides that the audit committee shall supervise the activities of the management board, among other things, with respect to supervising the compliance with recommendations and observations of the internal auditor and supervising the functioning of the internal audit department; in particular co-determining the plan of action for the internal audit department and taking note of its findings and considerations. We do not currently have an internal audit function, but pursuant to the Dutch Corporate Code, our audit committee will review annually the need for an internal auditor.

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  Best practice provision III.5.4 of the Dutch Code also provides that the audit committee supervise the activities of the management board, among other things, with respect to: i) the policy of the company on tax planning; ii) the financing of the company; iii) supervising the application of information and communication technology; and iv) discussion of the annual accounts and approving the annual budget and major capital expenditures of the company. We do not intend to follow these provisions and instead, our audit committee will fulfill the duties set forth in its charter pursuant to applicable U.S. laws and regulations and the requirements of the                          .

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  Best practice provisions III.5.6 and III.5.11 of the Dutch Code provide that neither the audit committee nor the compensation committee may be chaired by the chairman of our board of directors or by a former executive director of the Company. There is no prohibition in our corporate governance guidelines or other governing documents that would prevent the chairman of our board of directors from also serving as the chairman of one of these committees if the board of directors deemed it appropriate under the circumstances.

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  Best practice provision III.5.10 of the Dutch Code provides, in part, that the remuneration committee shall prepare the remuneration report referenced in best practice provision II.2.12. Since we do not intend to implement the remuneration reporting requirements of II.2.12, we will not require the compensation committee to prepare any such report.

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  Best practice provision III.5.12 of the Dutch Code provides that no more than one member of the remuneration committee may be a member of the management board of another Dutch listed company. We will not apply such a restriction to our compensation committee.

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  Best practice provisions III.7.1 and III.7.2 of the Dutch Code provide that non-executive board members may not be granted any shares and/or rights to shares by way of remuneration and that any shares held by a non-executive board member in the Company must be long-term investments. Certain of our directors will receive annual grants of stock options consistent with best practices in the United States that we believe will better align the interests of our directors with that of our stockholders.

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  Best practice provision III.8.1 of the Dutch Code provides that the chairman of the board may not also be or have been an executive director. We do not intend to apply such a restriction to the selection of the chairman of the board and we may in the future appoint our chief executive officer as chairman of the board of directors. In the Netherlands, however, legislation is expected to be implemented on July 1, 2012 that prohibits an executive director from acting as chairman of the board of directors.

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  Best practice provision III.8.3 of the Dutch Code states that the management board shall apply chapter III.5 of the Dutch Code and the committees referred to in chapter III.5 shall consist only of non-executive management board members. As described above, we do not intend to implement certain provisions of chapter III.5 of the Dutch Code. As a result, we will not comply with this best practice provision.

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  Best practice provision III.8.4 of the Dutch Code states that the majority of the members of the board shall be independent. With respect to our board of directors, three non-executive directors will be independent under the independence rules of             . It is our view that given the nature of our business and the practice in our industry and considering our stockholder structure, it is justified that only three non-executive directors will be independent. In addition, we will use the definition of "independent director" under             listing rules rather than the definition under the Dutch Code.

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  Pursuant to best practice provision IV.1.1 of the Dutch Code, a general meeting of stockholders of a company not having statutory two tier status is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our articles of association are expected to provide that the general meeting of stockholders may at all times overrule a binding nomination by a resolution adopted by at least two-thirds majority of the votes cast, if such majority represents more than half of the issued capital stock. Although a deviation from provision IV.1.1 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

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  Best practice provision IV.1.2 of the Dutch Code states that the voting rights of financing preference shares be based on the fair value of the capital contribution. Each preference share in our capital confers the right to cast one vote. We will not take into account the actual payment made on such shares (e.g., share premium contributions) and thus we expect to deviate from the relevant best practice provision of the Dutch corporate governance code.

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  Best practice provision IV.1.3 of the Dutch Code states that if a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds the threshold referred to in Article 2:107a, paragraph 1(c), of the Netherlands Civil Code, and such bid is made public, the management board of the company shall, at its earliest convenience, make public its position on the bid and the reasons for this position. We do not intend to implement this best practice provision following this offering.

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  While             rules do not require listed companies to have stockholders approve or declare dividends, best practice provision IV.1.5 of the Dutch Code states that a resolution to pay a dividend shall be dealt with as a separate agenda item at the general meeting. We do not intend to seek stockholder approval for the payment of dividends. In addition, we do not intend to comply with best practice provision IV.1.4, which provides that the policy of the company on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) shall be dealt with and explained as a separate agenda item at the general meeting.

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  Best practice provision IV.1.6 of the Dutch Code states that resolutions to approve the policy of the management board (discharge of management board members from liability) and to approve the supervision exercised by the supervisory board (discharge of supervisory board members from liability) shall be voted on separately in the general meeting and compliance with the Dutch Code shall be accounted for as part of the annual report. We cannot implement the approvals recommended under this best practice provision as we will maintain a one-tier board; however, we will implement approval rights for the executive directors with respect to the non-executive directors.

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  Best practice provision IV.3.1 of the Dutch Code states that meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences shall be announced in advance on the company's website and by means of press releases and provision shall be made for all stockholders to follow these meetings and presentations in real time, for example by means of webcasting or telephone. The provision also recommends that after the meetings, the presentations shall be posted on the company's website. We follow the corporate governance standards of             relating to announcing and broadcasting meetings with analysts, presentations to analysts and investors and press conferences. These standards may conflict with, or may require less disclosure than, the Dutch Code.

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  In contrast to rules applicable to U.S. companies, which require that external auditors be appointed by a company's audit committee, the Dutch Code requires that external auditors be appointed by the stockholders under best practice provision V.2.2 of the Dutch Code. In accordance with the requirements of the Dutch Code, the appointment and removal of our independent registered public accounting firm must be approved by the stockholders. However, our audit committee is directly responsible for the recommendation to the stockholders of the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

Dutch market abuse regulation

        The Dutch Financial Supervision Act (Wet op het financieel toezicht, the "FSA") provides for certain rules in connection with market abuse, such as the prohibitions on insider trading, passing on inside information and insider tipping and market manipulation. We are subject to the Dutch insider trading prohibition (in particular, if we trade in our own shares or in financial instruments the value of which is (co)determined by the value of our shares), the Dutch prohibition on passing on insider information and insider tipping and the Dutch prohibition on market manipulation. The Dutch prohibition on market manipulation may mean that certain restrictions apply to our ability to buy back our shares. Our investors may also be subject to the Dutch market abuse rules. These rules apply to investors who conduct or effect transactions in or from the Netherlands in financial instruments admitted to trading in a non-EU member state on a system comparable to a regulated market or multilateral trading facility. Investors in our shares will therefore be subject to the Dutch insider trading prohibition, the Dutch prohibition on passing on insider information and insider tipping, and the Dutch prohibition on market manipulation, if they conduct or effect transactions in our shares in or from the Netherlands.

        Pursuant to the FSA rules on market abuse, members of our board of directors and any other person who has managerial or co-managerial responsibilities and the authority to make decisions affecting our future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to our company, must give written notice to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the "AFM") by means of a standard form, of any transactions conducted for their own account relating to our shares or in financial instruments whose value is co-determined by the value of our shares.

        Also, certain persons who are closely associated with members of our board of directors or any of the other persons described above and designated by the FSA Decree on Market Abuse (Besluit Marktmisbruik Wft) are required to notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments whose value is co-determined by the value of the shares. The FSA Decree on Market Abuse designates the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose managerial responsibilities (among other things) are discharged by a person referred to under (i), (ii) or (iii) above or by the member of the board of directors or other persons with authority with respect to us as described above.

        The AFM must be notified no later than the fifth business day following the relevant transaction date. Under certain circumstances, notification may be postponed until the date the value of the transactions performed for that person's own account, together with transactions carried out by the persons closely associated with that person, amounts to €5,000 or more in the calendar year in question. Non-compliance with the notification obligations under the FSA can lead to criminal fines, administrative fines, imprisonment and other sanctions.

        The AFM keeps a public registry of all notifications made pursuant to the FSA on its website (www.afm.nl).

        Pursuant to the FSA, we are also required to adopt an internal insider trading policy which provides for, among other things, rules on the possession of, and transactions by members of our board of directors and employees in, our shares or financial instruments the value of which is co-determined by the value of our shares.

Obligations of directors to disclose holdings

        Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation

        Under Dutch law, the general meeting of stockholders must adopt a compensation policy for the board of directors. Prior to the consummation of this offering, our general meeting of stockholders will have adopted such a policy. The remuneration of our executive directors is determined by our board of directors observing the provisions of our compensation policy.

Executive directors do not vote upon or participate in the discussions of our board of directors on their own compensation. The remuneration of non-executive directors is approved by our general meeting of stockholders. Any proposed share or option-based compensation for directors (including any performance conditions relating to such compensation) must be submitted by our board of directors to the general meeting of stockholders for its approval, detailing the number of shares or options over shares that may be awarded to the directors and the criteria that apply to such award or modification thereof. We expect a general meeting of our stockholders to approve such a proposal prior to the consummation of this offering. See also "Management—Board committees—Compensation committee."

Non-executive director compensation

        Immediately following the pricing of this offering, we intend to grant each of our non-executive director nominees options to purchase an aggregate of             shares of our common stock at an exercise price equal to the initial public offering price per share. Such options will vest over a three-year period in annual installments. Two of our non-executive directors, Kenneth Goldman and John Schwarz, were each granted options to purchase 378 shares of our common stock in December 2011 with such options vesting over a 3-year period in annual installments. Following the closing of this offering, we intend to pay the reasonable costs and expenses incurred by non-executive directors in connection with attending meetings of our board and its committees. We also intend to pay to each of our non-executive directors an annual cash retainer of $50,000. The chair of each of our committees will receive an annual cash retainer of $20,000 and the chairs of each our compensation committee and nominating and governance committee will receive an annual cash retainer of $         . Each committee member will receive an annual cash retainer of $         . In 2010, we paid no cash compensation to any non-executive director. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-executive directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Directors and executive officers compensation

        The aggregate compensation for the year ended 2010 paid to our directors and executive officers (a total of five persons), including benefits in kind and stock-based compensation, was $6.9 million.

        We do not have service contracts with any of our executive directors that provide for benefits upon termination. We have granted share options to our executive director in the past. Upon the closing of this offering, we will grant an option to purchase             shares of our common stock to our executive director nominees at an exercise price per share equal to the initial public offering price. For option grants to senior management, see "—Equity incentive plans."

Equity incentive plans

2011 Avast Software Stock Option Plan

        The Avast Software Stock Option Plan was adopted by our board of directors on June 30, 2011 and amended on December 8, 2011 (the "Option Plan"). The Option Plan permits the grant of stock options for up to 9,000 shares of our common stock to any of our employees or directors and any employees or executive directors of our subsidiaries (but excluding our founders, Eduard Kucera and Pavel Baudis). As of December 31, 2011, options to purchase 8,676 shares of our common stock had been granted under the Option Plan. We will not grant any further options under the Option Plan following the completion of this offering. Following the pricing of this offering, options may be granted under the 2012 Incentive Compensation Plan, as discussed in the following section.

        Our board of directors administers the Option Plan (subject to any restrictions imposed by law or by any code of dealing adopted by us), including determination of (i) the aggregate number of shares to be issued up to the limit permitted by the Option Plan; (ii) eligible participants; (iii) the exercise price; (iv) the number of shares to be allocated to each participant and (v) any performance conditions. Our board of directors may discontinue the grant of further options at any time and amend the provisions of the Option Plan in any way, except that outstanding options may not be cancelled except where the optionholder agrees in writing to such cancellation and no amendment may be made that materially affects an optionholder's outstanding option.

        Options granted under the Option Plan are vested and exercisable at such times and upon such terms and conditions as determined by our board of directors. For the majority of the options granted to date, one third of the shares granted under the options vest on the first anniversary of the grant and the rest vests monthly over the next two years, subject to continued employment by the optionholder.

        Options may be satisfied using new issue shares or existing shares. Options are non-transferable except in the event of an optionholder's death or if required by law.

        In the event of a change of control (as defined in the Option Plan), the board of directors may, among other things, allow options (whether or not vested) to be (i) exercised for a period of up to six months following the change of control, (ii) exchanged for new options for shares in the acquiring company or another company chosen by our board of directors or (iii) cancelled in exchange for payment equalling either (a) the value of the relevant option (as determined by our board of directors) or (b) the market value of the shares subject to the option less the exercise price.

        In the event of any variation in our share capital, including a capitalization or rights issue, consolidation or reduction in share capital, share split, demerger, distribution in specie, super dividend or other transaction or change in our structure which would affect the value of any option (a "Reorganization"), our board of directors may determine that the optionholder will be entitled to participate in the Reorganization under similar terms and conditions as a stockholder of our common stock and may allow some or all options to be exercised during a period of up to three months from the date of the Reorganization. Alternatively, our board of directors may, in its absolute discretion, adjust the exercise price of outstanding options and/or the number and nature of the shares under those options.

        Before the earlier of the completion of this offering or a sale of our company (amounting to a change of control) if this offering is not completed, we may, in our sole discretion, purchase, or procure the purchase of, exercised shares held by or on behalf of the optionholder if that optionholder ceases to be an employee or director of us or any of our subsidiaries. In circumstances where the optionholder ceases employment generally without cause (for a reason referred to and defined as a "good leaver" in the Option Plan), the price to be paid to the optionholder (or on the optionholder's behalf) for each exercised share will be the market value per share as at the date of termination. In all other cases, the price to be paid for each share will be the lower of (i) the market value per share as at the date of termination and (ii) the exercise price paid plus any taxes paid by the optionholder on exercise.

2012 Incentive Compensation Plan

        Prior to the closing of this offering, we intend to adopt the Avast Software B.V. 2012 Incentive Compensation Plan (the "2012 Plan"), to become effective upon the closing of this offering. The

2012 Plan is intended to promote our long-term success and increase stockholder value by attracting, motivating and retaining directors, employees and consultants. This is a summary of the 2012 Plan. You should read the text of the 2012 Plan filed as an exhibit to the registration statement of which this prospectus is part for a full statement of the terms and provisions of the 2012 Plan.

        We may issue up to             shares of our common stock, subject to adjustment if particular capital changes affect the common stock, upon the exercise or settlement of stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, other stock-based awards, dividend equivalents and cash-based awards granted under the 2012 Plan. The shares of common stock that may be issued under the 2012 Plan may be authorized and unissued shares, shares held in treasury or shares purchased on the open market or by private purchase. As discussed in the previous section, no additional options will be granted after this offering under the AVAST Software Option Plan, but options outstanding under that plan will remain in effect according to their terms, and shares subject to any of those options that are forfeited or expire or are settled for cash will become available for issuance under the 2012 Plan.

        Immediately following the pricing of this offering, we intend to grant to our director nominees options to purchase             shares of our common stock with an exercise price equal to the initial public offering price.

        A stock option is the right to purchase a specified number of shares of common stock at any time during a specified future period at a specified option price and subject to the other terms and conditions specified in the option agreement and the 2012 Plan. Any stock options granted under the 2012 Plan are either "incentive stock options," which may be eligible for special tax treatment under the US Internal Revenue Code, or options other than incentive stock options (referred to as "nonqualified stock options"), as determined by the compensation committee and stated in the option agreement. The option price of each option granted under the 2012 Plan must be equal to or greater than the fair market value of the Company's common stock on the option grant date, with certain limited exceptions for options that may be granted in exchange for other outstanding awards in connection with a corporate transaction. The exercise price of any stock options granted under the 2012 Plan may be paid in cash or by withholding of shares otherwise deliverable upon exercise, a cashless broker-assisted exercise that complies with law or any other method permitted by law and approved by the compensation committee.

        Stock appreciation rights ("SARs") may be granted under the 2012 Plan alone or together with specific stock options granted under the 2012 Plan. SARs are awards that, upon their exercise, give a participant the right to receive from the Company an amount equal to (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the fair market value of a share of the common stock on the exercise date over the grant price of the SAR. The grant price of each SAR granted under the 2012 Plan is equal to or greater than the fair market value of the Company's common stock on the SAR's grant date, with certain limited exceptions for SARs that may be granted under the 2012 Plan in exchange for other outstanding awards in connection with a corporate transaction. A SAR may be settled in cash, shares or a combination of cash and shares, as determined by the compensation committee. If an option and a SAR are granted in tandem, the option and the SAR may become exercisable and will terminate at the same time, but the holder may exercise only the option or the SAR, but not both, for a given number of shares.

        Except in the case of a corporate transaction or an adjustment to reflect changes in our capital structure, or as approved by our stockholders, during any period that the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, the 2012 Plan prohibits the Company from: (1) amending the terms of any outstanding stock option or SAR to reduce its option price or grant price, (2) cancelling an outstanding stock option or SAR in exchange for cash, the granting of an option or SAR at a lower option price or grant price or the granting of a different type of award, or (3) taking any other action as to an option or SAR that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or under generally accepted accounting principles.

        Restricted stock awards are shares of common stock that are awarded to a participant subject to the satisfaction of terms and conditions established by the compensation committee. Until such time as the applicable restrictions lapse, shares of restricted stock are subject to forfeiture and may not be sold, transferred, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units are denominated in units of shares of common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant is entitled to receive shares of common stock, a cash payment based on the value of shares of common stock or a combination of shares and cash.

        Other stock-based awards are stock-based or stock-related awards payable in common stock or cash on terms and conditions set by the compensation committee and may include a grant or sale of unrestricted shares of common stock. The compensation committee may provide for the payment of dividend equivalents with respect to shares of common stock subject to an award, such as restricted stock units, that have not actually been issued under that award. A cash-based award entitles a participant to receive a payment in cash upon the attainment of applicable performance goals, and/or satisfaction of other terms and conditions, determined by the compensation committee.

        The compensation committee administers the 2012 Plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2012 Plan. The compensation committee will select eligible employees, directors and/or consultants of us and our subsidiaries or affiliates to receive awards under the 2012 Plan and will determine the sizes and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards.

        Holders of options, SARs, unvested restricted stock and other awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation committee determines otherwise.

        A change in control of the Company (as defined in the 2012 Plan) will have no effect on outstanding awards under the 2012 Plan that the Board of Directors or the compensation committee determines will be honored or assumed or replaced with new rights by a new employer so long as any such alternative award is substantially equivalent to the outstanding award and has certain terms that appropriately protect the holder of the award, as determined under criteria set forth in the 2012 Plan. These criteria require (among other things) that if the holder's employment with the new employer terminates under any circumstances, other than due to termination for cause or resignation without good reason, within 12 months following the change in control (or prior to a change in control, but following the date on which we agree in principle to enter into that change in control transaction) the holder's assumed or alternative awards will become fully vested and exercisable. If the board of directors or the compensation committee does not make this determination with respect to any outstanding awards, then (a) the awards will fully vest and, if applicable, become fully exercisable and will be settled in cash and/or publicly traded securities of the new employer, generally based on the fair market value of our common stock on the change in control date, in the case of options or SARs, reduced by the option price or grant price of the option or SAR, or the price per share offered for our common stock in the change in control transaction, or, in some cases, the highest fair market value of the common stock during the 30 trading days preceding the change in control date, in the case of restricted stock, restricted stock units and any other awards denominated in shares, (b) the target performance goals applicable to any outstanding awards will be deemed to be fully attained, unless actual performance exceeds the target, in which case actual performance will be used, for the entire performance period then outstanding; and (c) the Board of Directors or the compensation committee may otherwise adjust or settle outstanding awards as it deems appropriate, consistent with the plan's purposes.

        In the event of a change in our capital structure, a corporate transaction or any unusual or nonrecurring event (including a change in control), the compensation committee may in its discretion make adjustments that it deems equitable to the 2012 Plan and outstanding awards, such as adjusting the securities available under the 2012 Plan and outstanding awards, the option or other prices of securities subject to outstanding awards and other terms of outstanding awards, cancellation of outstanding awards in exchange for payments of cash and/or property or substitution of stock of another company for shares of our common stock subject to outstanding awards.

        The Committee may provide that a Participant's awards under the 2012 Plan are subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, such as termination of employment, breach of noncompetition, confidentiality, or other restrictive covenants, or restatement of the Company's financial statements to reflect results adverse to previously-released results, as a consequence of errors, omissions, fraud, or misconduct.

        Subject to particular limitations specified in the 2012 Plan, the Board of Directors may amend or terminate the 2012 Plan, and the compensation committee may amend awards outstanding under the 2012 Plan. The 2012 Plan will continue in effect until all shares of the common stock available under the 2012 Plan are delivered and all restrictions on those shares have lapsed, unless the 2012 Plan is terminated earlier by the Board of Directors. No awards may be granted under the 2012 Plan on or after the tenth anniversary of the date of this offering.

        The compensation committee may grant awards to, and establish modifications, amendments, procedures and subplans for, eligible individuals who are non-United States nationals, reside outside the United States, are compensated from a payroll maintained outside the United States, or are subject to non-United States legal or regulatory provisions, on terms and conditions different from those otherwise specified in the 2012 Plan to foster and promote achievement of the plan's purposes and comply with those non-United States legal or regulatory provisions.

Grant of shares to our Chief Executive Officer

        In 2009, AVAST Software a.s. initiated an equity incentive plan under which our Chief Executive Officer, Vincent Steckler, was to receive 5% of Avast Software B.V. shares, or 9,000 shares for EUR 0.01 per share from us and our founders, Messrs Eduard Kucera and Pavel Baudis. The conditions of the grant were formalized on August 18, 2010, which we consider to be the grant date of the equity incentive plan for accounting purposes. Of the shares, 3,600 were granted without performance conditions and 2,700 were subject to surrender in each of 2010 and 2011 if certain bookings targets were not met in each of those years. In addition to the performance conditions, if the Chief Executive Officer left our employment the shares were returnable to the founders, with 225 shares to be surrendered for each month starting in August of 2010 and continuing through 2011 at the end of which the Chief Executive Officer was not our employee.

Principal and Selling Stockholders

        The following table sets forth information regarding the beneficial ownership of our outstanding common stock as of the date of this prospectus and after this offering by:

  •
  each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our common stock;

  •
  each of our directors and executive officers individually; and

  •
  all of our directors and executive officers as a group.

        The beneficial ownership of common stock is determined in accordance with the rules of the SEC and generally includes any common stock over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2011, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on the 180,000 shares of common stock outstanding as of December 31, 2011, and the percentage of shares beneficially owned after the offering assumes shares of common stock outstanding upon the completion of this offering (which assumes that the underwriters will not exercise their option to purchase additional shares with respect to the offering). We have also set forth below information known to us regarding any significant change in the percentage ownership of our common stock by any major stockholders during the past three years.

        As of December 31, 2011, we had three holders of record of our common stock in the United States. Such holders of record currently hold a total of 20.0% of our outstanding common stock.

        All of our stockholders, including the stockholders listed below, have the same voting rights attached to each share of common stock that they beneficially own. See "Description of Capital Stock—Voting rights." Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major stockholders during the past three years. Unless otherwise noted below, each stockholder's address is Trianon Office Building, Budejovicka 1518/13a, 140 00, Prague 4, Czech Republic.

        A description of any material relationship that our principal stockholders have had with us or any of our predecessors or affiliates within the past three years is included under "Certain Relationships and Related Party Transactions."

						Number of Shares Offered Pursuant to Over- Allotment Option
	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% and Selling Stockholders
Eduard Kucera(1)	79,092	43.9%
Pavel Baudis(2)	79,092	43.9%
Summit(3)	45,415	25.2%
Stichting I(4)	14,184	7.9%
Executive Officers and Directors
Eduard Kucera(1)	79,092	43.9%
Pavel Baudis(2)	79,092	43.9%
Scott Collins	—	—
Kenneth Goldman	—	—
John G. Schwarz	—	—
Vincent Steckler(5)	—	—
William Salisbury	—	—
Ondrej Vlcek(6)	—	—
Kenneth Gonzalez	—	—
Glenn Taylor	—	—
All executive officers and directors as a group (ten persons)	144,000	80.0%

(1)
Includes 14,184 shares held by Stichting Administratiekantoor Avast Software I (a Dutch administrative foundation that, currently and until the closing of this offering, holds title to shares held by certain of our employees ("Stichting I"). Eduard Kucera shares with Pavel Baudis voting and dispositive power over the shares held by Stichting I. Stichting I will be dissolved effective upon the closing of this offering and the shares held by it will be distributed to the employees on whose behalf such shares are held. See footnote (4). Includes 4,244 shares subject to purchase by Summit upon the exercise of its option to acquire 5% of our share capital from Messrs. Kucera and Baudis and Stichting I. Summit intends to exercise its option prior to the completion of this offering. See footnote (3) below. The column above entitled "Shares Beneficially Owned After Offering" will reflect the beneficial ownership of Mr. Kucera, Mr. Baudis and Stichting I following the exercise by Summit of its option prior to the completion this offering. See footnote (3).

(2)
Includes 14,184 shares held by Stichting I. Mr. Baudis shares with Mr. Kucera voting and dispositive power over the shares held by Stichting I. Stichting I will be dissolved effective upon the closing of this offering and the shares held by it will be distributed to the employees on whose behalf such shares are held. See footnote (4). Includes 4,244 shares subject to purchase by Summit upon the exercise of its option to acquire 5% of our share capital from Messrs. Kucera and Baudis and Stichting I. Summit intends to exercise its option prior to the completion of this offering. See footnote (3) below. The column above entitled "Shares

  Beneficially Owned After Offering" will reflect the beneficial ownership of Mr. Baudis following the option's exercise prior to the completion this offering. See footnote (3).

(3)
Consists of 35,920 shares beneficially owned by Summit Partners AVT Coöperatief U.A., 68 shares beneficially owned by Summit Investors I, LLC and 12 shares beneficially owned by Summit Investors I (UK), L.P. Also consists of an aggregate of 9,415 shares of common stock that entities affiliated with Summit Partners, L.P. may purchase from Messrs. Kucera and Baudis and Stichting I pursuant to an option granted by those persons in connection with Summit's acquisition of outstanding equity securities from our existing stockholders in August 2010. The option is presently exercisable and therefore Summit Partners, L.P. and certain of its affiliates are considered to be the beneficial owners of the shares. Entities affiliated with Summit Partners, L.P. have agreed to exercise the option prior to the closing of this offering. Summit Partners, L.P. is (i) the investment advisor of Summit Partners Europe, L.P., which is the general partner of Summit Partners Europe Private Equity Fund, L.P., which in turn directly and through its wholly-owned subsidiary Summit Partners AVT, LLC is the sole owner of Summit Partners AVT Coöperatief U.A., and (ii) the manager of Summit Investors Management, LLC, which is the managing member of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Partners, L.P., through a three person investment committee currently composed of Bruce R. Evans, Martin J. Mannion and Scott C. Collins, has voting and dispositive authority over the shares held by each of these entities and therefore Summit Partners, L.P. beneficially owns such shares. The address of each of these entities and individuals is 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116. Certain private funds sponsored by Summit Partners, L.P. hold private equity investments in one or more broker-dealers, and as a result Summit Partners, L.P. is an affiliate of a broker-dealer. However, the entities affiliated with Summit Partners, L.P. that acquired the securities to be sold in this offering acquired such securities in the ordinary course of business for investment for their own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.

(4)
Stichting I is a Dutch administrative foundation that holds title to shares held by certain of our employees, including Vincent Steckler, our Chief Executive Officer, and Ondrej Vlcek, our Chief Technology Officer. The voting and dispositive power over the shares held by Stichting I is shared by our founders, Messrs. Kucera and Baudis. Includes 927 shares subject to purchase by Summit upon the exercise of its option to acquire 5% of our share capital from Messrs. Kucera and Baudis and Stichting I. Summit intends to exercise its option prior to the completion of this offering. See footnote (3). Stichting I will be dissolved effective upon the closing of this offering and the shares held by it will be distributed to the employees on whose behalf such shares are held. Stichting I's and the respective employees' beneficial ownership after the dissolution and the exercise of Summit's option is reflected in the column above entitled "Shares Beneficially Owned After Offering."

(5)
Stichting I holds title to 6,840 shares of our common stock granted to Mr. Steckler as equity incentive compensation. Following the dissolution of Stichting I, effective upon the closing of this offering, all of the shares held by Stichting I on behalf of Mr. Steckler will be distributed to Mr. Steckler. See footnote (4). Following the dissolution of Stichting I, effective upon the closing of this offering, all shares held by Stiching I on behalf of Mr. Steckler will be distributed to Mr. Steckler, who will be the beneficial owner of those shares.

(6)
Stichting I holds title to 3,312 shares of our common stock held by Mr. Vlcek. Following the dissolution of Stichting I, effective upon closing of this offering, all of the shares held by Stichting I on behalf of Mr. Vlcek will be distributed to Mr. Vlcek. See footnote (4). Following the dissolution of Stichting I, effective upon the closing of this offering, all shares held by Stiching I on behalf of Mr. Vlcek will be distributed to Mr. Vlcek, who will be the beneficial owner of those shares.

 Certain Relationships and Related Party Transactions

License agreement with Eduard Kucera and Pavel Baudis

        In November 2008, AVAST Software a.s., our former parent company and current Czech operating subsidiary, entered into an exclusive license agreement with Messrs. Eduard Kucera and Pavel Baudis, our founders and its sole stockholders at the time. Pursuant to the license agreement, Messrs. Kucera and Baudis granted AVAST Software a.s. an exclusive, unrestricted, perpetual, worldwide, sublicensable license to use all then existing versions of antivirus software; all virus and user databases, development and administration software tools and computer programs related to updating, supporting and distributing antivirus software; all know-how related to the development and distribution of antivirus software; two Czech and one U.S. trademarks for "AVAST" and the domain names "avast.com" and "avast.cz." We accounted for this license agreement as a finance lease. Prior to entering into the license agreement in November 2008, AVAST Software a.s. used such assets from January 2007 in exchange for monthly payments to Messrs. Kucera and Baudis of CZK 1.0 million (the equivalent of approximately $50,000). The licensed assets were previously developed by Alwil Software, an unincorporated partnership through which Messrs. Kucera and Baudis conducted antivirus software development activities prior to December 31, 2006. After January 1, 2007, all such activities were conducted by AVAST Software a.s. such that all subsequent upgrades, updates and new versions of formerly developed products and newly developed products were owned by AVAST Software a.s.

        Because the licensors were also stockholders of AVAST Software a.s., in accordance with Czech law, a court-appointed independent expert was engaged to determine the aggregate license fee for the assets, which was determined to be CZK 121.4 million (the equivalent of $6.1 million), payable in monthly installments of CZK 1.0 million (the equivalent of approximately $50,000). Under the license agreement, we may modify and adapt any licensed software and create and use derivative works of such software without restriction. We are permitted to sublicense this technology to third parties. The license agreement's term is perpetual and may not be terminated pursuant to its terms. Under Czech law, the license agreement may be terminated by a party if the other party materially breaches the agreement.

        The license agreement was amended on December 23, 2010 in connection with a full assignment of all formerly licensed trademarks and domain names by Messrs. Kucera and Baudis to AVAST Software a.s. pursuant to a separate assignment agreement in order to provide us with full control over these assets. The amended license continued to govern our use of certain copyrights that may not be assigned under Czech law. In connection with the assignment, we paid CZK 56.6 million ($3.0 million calculated using the currency exchange rate at December 31, 2010) to Messrs. Kucera and Baudis and the monthly license fee was decreased as determined by a court-appointed independent expert to CZK 656,000 (the equivalent of $33,000) payable through December 2016.

        Pursuant to the above license agreement, we paid to Messrs. Kucera and Baudis aggregate license fees of CZK 12.1 million ($0.6 million) in each of 2008, 2009 and 2010. For the six months ended June 30, 2011, we paid aggregate license fees of CZK 3.9 million ($0.2 million) and expect to pay aggregate license fees of CZK 43.3 million (together $2.5 million calculated using the currency exchange rate at December 31, 2010) through December 2016.

AVAST Foundation

        We donate a portion of our profit before income tax to the AVAST Foundation each year. The three board members of the Foundation are our in-house lawyer and the spouses of our founders, Messrs. Kucera and Baudis. We founded the AVAST Foundation in November 2010 to give back to the communities within the Czech Republic. The Foundation donated CZK 8.2 million ($0.4 million)

through June 30, 2011 to various charities in the Czech Republic including those helping the handicapped, hospices, under-privileged children, hospitals, cancer treatment, the elderly, immigrants and young musicians. Many of the contributions were made on recommendations from Nadace Charty 77, a well-respected charity in the Czech Republic. The other half of the contributions were made to charities identified by the three board members. In 2011, we intend to donate 2% of our profit before income tax to the Foundation and we intend to donate 2.5% of such profit to the Foundation in each subsequent year.

Amended and restated stockholders' agreement

Registration rights

        We have entered into an amended and restated stockholders' agreement with our shareholders, which will become effective immediately prior to the closing of this offering, pursuant to which             shares of our common stock following the closing of this offering will be entitled to certain registration rights as described below. Under this agreement, the following persons which, as of the date of this prospectus, beneficially own more than 5.0% of our shares of common stock will be entitled to registration rights: Summit Partners AVT Coöperatief U.A., Summit Investors I, LLC and Summit Investors I (UK), L.P. (collectively, "Summit"), and our founders, Eduard Kucera and Pavel Baudis (collectively, the "Founders", and together with Summit, for purposes of this section, the "Holders").

        Demand registration rights.    At any time following the later of 180 days after this offering and the expiration of the lock-up period following this offering (see "Underwriting"), we will be required to file registration statements in respect of shares of common stock held by the Founders or Summit if any of them so request as follows:

  •
  Long-Form registration.  We will be required to effect up to             registrations for each of the Founders and two registrations for Summit on Form F-1 or Form S-1 at the request of any of the Founders or Summit for all or any portion of their respective shares provided that each such registration includes shares with an anticipated aggregate offering price of not less than $20 million ("Long-Form Registration").

  •
  Short-Form registration.  After we become eligible under applicable securities laws to file a registration statement on Form F-3 or Form S-3, as applicable, which will not be until at least 12 months after the date of this prospectus, we will be required to effect up to an unlimited number of registrations at the request of any of the Founders or Summit on Form F-3 or Form S-3 of all or any portion of their respective shares provided that each such registration includes shares with an anticipated aggregate offering price of not less than $20 million ("Short-Form Registration", and together with a "Long-Form Registration," a "Demand Registration").

        With respect to the above registrations, we will be required to give notice of a demand from any Holder to the other Holders that will be entitled to registration rights and include their shares in the registration if they so request.

        In the event that the managing underwriter advises that the number of securities requested to be included in a Demand Registration for an underwritten offering exceeds the number that can be sold in the market in an orderly fashion at the price per share in such offering, in the case of a Demand Registration, the shares will be excluded in the following sequence: (1) all shares sought to be registered by us for our own account and (2) all other shares sought to be registered by the Holders, provided that the shares of the requesting Holder shall be reduced among the Holders on a pro rata basis (based upon the aggregate number of shares held by each Holder).

        Frequency of Registrations.    We will not be required to effect any Demand Registration requested: (1) during the six months after the effective date of a previously effective Demand Registration or the effective date of a previously effective registration statement for an underwritten offering of securities for our own account; (2) during the 60-day period before our good faith estimate of the date of an underwritten offering initiated by us or (3) during the 90-day period (or a later date in the event of an extension of an applicable lock-up period) following the date of an underwritten offering initiated by us. There is no limit to the number of such registrations that the Holders may request. We will be required to keep a Demand Registration effective for the lesser of     days and the time required to complete the distribution of all securities in the manner contemplated in connection with the Demand Registration. In addition, we will be able to delay effecting a Demand Registration or suspend the use of a registration statement or cease to permit the use of the prospectus included in a Demand Registration's registration statement in certain instances with approval of our board of directors for a "valid business reason" (as defined in the amended and restated stockholders' agreement) twice in any 12-month period on each occasion for a period not to exceed 90 days and for periods not to exceed 120 days in the aggregate during any 12-month period.

        Piggyback registration rights.    Following this offering, the Holders will also have the right to request the inclusion of their registrable shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises that the number of shares proposed to be included exceeds the number which can be sold in the market in an orderly fashion, the shares will be excluded from the registration statement in the following sequence: first, all shares sought to be registered by the Holders, provided that the shares of the requesting Holders shall be reduced among the Holders on a pro rata basis (based upon the aggregate number of shares held by each Holder), and second, all shares sought to be registered by us for our own account.

        Termination.    All registration rights granted to each Holder will terminate when a Holder holds less than        percent of our outstanding shares and such shares can be sold freely during a three-month period without registration under the Securities Act.

        Expenses.    We will pay all expenses in carrying out the above registrations, including the reasonable fees and expenses of one counsel for the Holders participating in a registration as a group.

Nominating rights

        The amended and restated stockholders' agreement will provide Summit with the contractual right to nominate for inclusion in our proxy statement one director for election to our board of directors at our general meeting of stockholders so long as Summit holds five percent or greater of our outstanding common stock. Under the amended and restated stockholders' agreement, the Founders will agree to vote in favor of Summit's nominee until such time as Summit no longer has a nomination right.

Description of Capital Stock

        Unless stated otherwise, the following is a description of the material terms of our articles of association and board regulations as each is anticipated to be in effect upon our Conversion.

Capital stock

Authorized capital stock

        Our articles of association will authorize up to three classes of shares in our capital stock consisting of our common stock and two separate series of preferred shares.

        The following table sets forth our authorized capital stock as of the date of this prospectus. Upon completion of the Conversion, our authorized capital will amount to          shares and will be divided into:

Series	Nominal value per share	Number of shares authorized
Common stock	€0.24
Preferred stock, Series PA	€0.24
Preferred stock, Series PB	€0.24

        As of the closing of this offering, our authorized capital stock will consist of         shares, par value €0.24 per share. As of                        , 2012, we had          shares outstanding. No preferred stock, or Series PA or Series PB preferred stock has been issued as of the date of this prospectus.

        Under Dutch law, our authorized capital stock is the maximum capital that we may issue without amending our articles of association. An amendment of our articles of association would require a resolution from the general meeting of stockholders.

        Our articles of association are registered at the Trade Register in Amsterdam under file number 17182514, and an English translation has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Issuance of common stock

        Under Dutch law, we may only issue common stock pursuant to a resolution of the general meeting of stockholders, unless another corporate body has been designated to do so by a resolution of the general meeting of stockholders or by our articles of association.

        Our board of directors has been designated by the articles of association for a period of five years as from the date of the Conversion to issue shares and grant rights to subscribe for shares up to the amount of unissued shares in our authorized capital stock. The designation may be extended from time to time with periods not exceeding five years by a resolution of the general meeting of stockholders adopted with a majority of at least two thirds of the votes cast in a general meeting of stockholders if less than half of the issued capital stock is present or represented at the meeting. If authority has not been delegated to another corporate body, the general meeting of stockholders may only decide to issue shares and grant rights to subscribe for shares at the proposal of the board of directors.

Pre-emptive rights

        Under Dutch law, in the event of an issuance of shares of common stock, each holder of common stock will have a pro rata preemptive right based on the number of shares of common stock held by such stockholder. Preemptive rights do not apply with respect to the issuance of preferred shares, or shares of common stock issued against contributions other than in cash or shares of common stock issued to our employees or the employees of one of our group companies. Our board of directors has been authorized by the articles of association for a period of five years from the date of the Conversion to limit or exclude any pre-emptive rights to which stockholders may be entitled in connection with the issuance of shares. The authority of the board of directors to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If authority has not been delegated to another corporate body, the general meeting of stockholders may only decide to limit or exclude pre-emptive rights at the proposal of the board of directors.

Repurchase of shares of common stock

        Under Dutch law, a public company with limited liability (naamloze vennootschap) may acquire its own shares, subject to certain provisions of Dutch law and the articles of association. We may acquire our own shares either without paying any consideration, or in the event any consideration must be paid only if (i) the company's stockholders' equity less the payment required to make the acquisition is not less than the sum of paid-up and called-up capital and any reserve required by Dutch law or our articles of association, (ii) we and our subsidiaries would not thereafter hold or hold shares as a pledgee with an aggregate par value exceeding 50% of our issued capital stock, and (iii) the general meeting of stockholders has authorized the board of directors to effect such acquisitions. Our stockholders have authorized the board of directors to acquire our own shares up to the maximum number allowed under Dutch law for a period of 18 months from the date of the Conversion for a price per share between $0.01 and 120% of the price on the stock exchange at the close of the business day prior to the day of the repurchase for the shares of common stock and for a price per share between $0.01 and 120% of the amount paid up on such shares for the preference shares.

Capital reduction

        Subject to Dutch law and the articles of association, the general meeting of stockholders may resolve to reduce, by amendment of the articles of association, the outstanding capital stock by cancellation of shares or by reducing the nominal value of the shares. This resolution must be adopted by an absolute majority of votes cast, or by a two-thirds majority of the votes cast, if less than half of the issued capital stock is present or represented at the meeting.

Dividends

        We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any dividends for the foreseeable future. See "Risk Factors" and "Dividend Policy."

        Subject to certain exceptions, Dutch law provides that dividends may only be paid out of profits as shown in our annual financial statements as adopted by the general meeting of stockholders. Moreover, dividends may be distributed only to the extent the stockholders' equity exceeds the sum of the amount of paid-up capital and any reserves that must be maintained under the law or our articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the stockholders' equity exceeds the amount of the paid-up capital plus any reserves that must be maintained under the law or the articles of association as apparent from a statement of assets and liabilities prepared on the basis of generally accepted accounting principles. Interim dividends should be regarded as advances on the final dividend that a company intends to declare with respect to the ongoing financial year or—if the annual accounts have not yet been adopted—the previous financial year.

        Should it be determined that any distribution made was not permitted, the stockholders or any other person entitled to profits must repay the dividends declared to the extent such stockholder or person was or ought to have been aware that the distribution was not permitted.

        Pursuant to our articles of association, the board of directors decides what portion of our profit is to be held as reserves prescribed by Dutch law or the articles of association. Distributions from these reserves may only be made at the proposal of the board of directors.

General meeting of stockholders

Procedures and admissions

        We expect that general meetings of stockholders will be held in Amsterdam, the Netherlands in the municipality in which the company has its statutory seat or at Schiphol (Municipality of Haarlemmermeer). A general meeting of stockholders shall be held at least once a year within the period required by Dutch law, which is currently no later than six months after the end of our financial year, unless our articles of association provide for a shorter period.

        Extraordinary general meetings of stockholders shall be held as frequently as they must be by the board of directors.

        Our board of directors must give public notice of a general meeting of stockholders or an extraordinary meeting of stockholders, by at least such number of days prior to the day of the meeting as required by Dutch law, which is currently fifteen days.

        The agenda for a meeting of stockholders must contain such items as the board of directors or the person or persons convening the meeting determine. The agenda shall also include any matter, the consideration of which has been requested by one or more stockholders, representing alone or jointly with others at least such percentage of the issued capital stock as determined by Dutch law, which is currently set at one percent. The request to consider such matter should have been received by us no later than on the 60th day prior to the day of the meeting accompanied by a statement containing the reasons for the request.

        The agenda for the general meeting of stockholders shall contain, among other items, items placed on the agenda in accordance with Dutch law and our articles of association, the consideration of the annual report, the discussion and adoption of our annual accounts, the company's policy regarding dividends and reserves and the proposal to pay a dividend (if applicable), proposals relating to the composition of the board of directors, including the filling of any vacancies on the board of directors, the proposals placed on the agenda by the board of directors, including but not limited to a proposal to grant discharge to the members of the board of directors for their management during the financial year, together with the items proposed by stockholders in accordance with provisions of Dutch law and our articles of association.

        Stockholders as of the record date for our general meeting of stockholders are entitled to attend our general meeting of stockholders, to address the general meeting of stockholders and to vote, either in person or represented by a person holding a written proxy. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

        The holder of a right of usufruct or a pledgee with voting rights is entitled to request an item to be placed on the agenda of the general meeting of stockholders, to attend the general meeting of stockholders, to address the general meeting of stockholders and to vote.

        Under Dutch law, stockholders' resolutions may be adopted in writing without holding a meeting of stockholders, provided that (i) the articles of association explicitly allow such practice, (ii) all stockholders agree on this practice for decision making and (ii) all stockholders are in favor of the resolution to be adopted. Our articles of association, however, do not provide for stockholder action by written consent as it is not practicable for a listed company.

        Members of the board of directors are authorized to attend general meetings of stockholders. They have an advisory vote. The general meeting of stockholders is presided over by the chairman. In the absence of the chairman, one of the other non-executives presides over the meeting.

Voting rights

        Under Dutch law, each share of common stock confers the right to cast one vote at the general meeting of stockholders. Each stockholder may cast as many votes as it holds shares. Each share (whether common or preferred) will confer the right to cast at least one vote. Resolutions proposed to the general meeting of stockholders by the board of directors must be adopted by an absolute majority of votes cast, unless another majority of votes and / or a quorum is required by virtue of Dutch law or our articles of association. There is no required quorum under Dutch law for stockholder action at a properly convened stockholder meeting, except in specific instances prescribed by Dutch law or our articles of association.

        Each stockholder has the right to participate in, address and exercise its right to vote at the general meeting of stockholders in person or by written proxy or by electronic means of communication, subject to certain conditions for the use of electronic means of voting set by or pursuant to the articles of association.

        No votes may be cast at a general meeting of stockholders on the shares held by us or our subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of the shares held by us or our subsidiaries in our capital stock are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct or a right of pledge.

        Under Dutch law, our board of directors is not required to set a record date for a general meeting to determine those stockholders that are entitled to vote at the general meeting. If our board of directors determines in the future to include a record date in a notice for convening a general meeting, Dutch law requires that the record date be on the 28th day prior to the date of the general meeting. Stockholders as of the record date shall be deemed entitled to attend and to vote at the general meeting. There is no specific provision in Dutch law relating to adjournment of the general meeting of stockholders.

Stockholder vote on certain reorganizations

        Under Dutch law, the approval of our general meeting of stockholders is required for any significant change in the identity of us or our business.

Appraisal rights

        Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters' rights.

Anti-takeover provisions

        Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law. See "Risk Factors—Our articles of association and Dutch corporate law contain provisions that may discourage a takeover attempt."

        Our articles of association include provisions to prevent "business combinations" with "interested stockholders" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our stockholders.

        The approval of our general meeting of stockholders will be required for a business combination between us and an interested stockholder. The resolution of our general meeting of stockholders must be adopted by a majority of the votes cast in favor, representing at least two-thirds of the issued and outstanding shares of common stock other than the shares owned by the interested stockholder. However, this procedure is not applicable if:

  •
  a majority of the members of the board of directors has approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, and those members of the board of directors were appointed as members of the board prior to the transaction that resulted in the stockholder becoming an interested stockholder; or

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned a number of shares of common stock representing at least 85% of the issued and outstanding shares when the transaction commenced, provided the shares owned by our directors and officers are not taken into account in calculating that percentage.

        These provisions may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the qualified majority requirement for the stockholder approval would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our board of directors. It is further possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interest.

        The following resolutions and provisions of our articles of association may have the effect of making a takeover of our company more difficult or less attractive, including:

  •
  our board of directors has been designated to issue shares and grant rights to subscribe for shares in the form of common or preferred shares, up to the amount of our authorized capital stock and to limit or exclude pre-emptive rights on shares, both for a period of five years from the date of the Conversion;

  •
  our preferred shares are a separate class of equity securities that could be issued for defensive purposes potentially significantly diluting existing stockholders. These shares would typically have both a liquidation and dividend preference over our common shares;

  •
  a resolution passed by a two-thirds majority of the votes cast representing more than one-half of the issued and outstanding capital stock is necessary to suspend or remove members of the board of directors;

  •
  director vacancies may only be filled from a list that was prepared by the board of directors unless a resolution is passed with two-thirds majority of the votes cast representing more than one-half of the issued capital at a general meeting of stockholders providing that such list is not binding and, in that event, a new list of nominees will be prepared by the board of directors; and

  •
  stockholder action by written consent is not permitted, thereby requiring all stockholder actions to be taken at a general meeting of stockholders.

        As described above, we have adopted an anti-takeover measure providing our board of directors with the ability to issue without stockholder approval preferred shares or to grant a foundation to be established the right to subscribe to preferred shares, up to a maximum equal to 100% of issued capital, other than such preferred shares, at the time of issue of the preferred shares. Preference shares are a separate class of our equity securities. The price that will be due by the foundation for these preferred shares should equal their nominal value. Only twenty-five percent of the nominal value may be payable. As voting rights in us relate to nominal value and common stock tends to be issued or traded against an amount (potentially significantly) in excess of nominal value, preferred shares issued against nominal value or less will have significant voting power. The preferred shares can accordingly be used as a defensive measure. These shares would typically have both a liquidation and dividend preferred over the common stock and otherwise accrue cash dividends at a fixed rate. The board of directors is authorized by our stockholders to issue these shares in the future in order to protect us from influences that do not serve our best interests and that threaten to undermine our continuity, independence and identity. These influences may result from a third-party acquiring a significant amount of our shares of common stock, the announcement of a public offer or other concentration of control or any other form of unreasonable pressure exercised on us to amend our strategic polices. If the board determines to issue the preferred shares to such a foundation, the foundation's articles of association will provide that it shall endeavor to serve our best interests, our associated business and all parties connected to us, warding off as much as possible any influences that conflict with these interests and threaten to undermine our continuity, independence and identity. This foundation shall operate independently of us.

        Subject to the limits of           listing rules, the preferred shares described above would vote together with the shares of common stock on matters submitted to stockholders for approval and have the same number of votes per share as the number of shares of common stock with a nominal value which in the aggregate equals the nominal value of such a preferred share. By issuing the preferred shares in the appropriate number, this antitakeover measure may result in the holders of such preferred shares having voting power equal to all issued shares of common stock. This anti-takeover measure can be used to provide time for our board of directors to negotiate the terms of a possible transaction that is in the best interest of all our stakeholders. In the event of a hostile takeover bid, in general, our board of directors still has the duty to act in the interest of our company and all its stakeholders.

Inspection of books and records

        The board of directors provides all information required by the general meeting of stockholders, but not to individual stockholders, unless a significant interest of the company dictates otherwise. The part of our stockholders' register kept in the Netherlands is available for inspection by the stockholders.

Amendment of the articles of association

        The general meeting of stockholders will be able to effect an amendment of the articles of association only upon a proposal of the board of directors. A proposal to amend the articles of association whereby any change would be made in the rights which vest in the holders of shares in a specific class in their capacity as such, shall require the prior approval of the meeting of the holders of the shares of that specific class.

Dissolution, merger or demerger

        The general meeting of stockholders will only be able to effect a dissolution of the company at the proposal of the board of directors. The liquidation of the company shall be carried out by the board of directors, if and to the extent the general meeting of stockholders has not appointed one or more other liquidators.

        Under Dutch law, a resolution for a legal merger (juridische fusie) or legal demerger (juridische splitsing) is adopted in the same manner as a resolution to amend the articles of association. The general meeting of stockholders may, at the proposal of the board of directors, adopt a resolution for a legal merger or legal demerger by an absolute majority of the votes cast, unless less than half of the issued capital stock is present or represented at the meeting, in which case a two-thirds majority is required.

Stockholder suits

        If a third-party is liable to a Dutch company, under Dutch law generally stockholders do not have the right to bring an action on behalf of the company or bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause for the liability of such third-party to the company also constitutes a tortious act directly against such stockholder and the damages sustained are permanent may that stockholder have an individual right of action against such third-party on its own behalf to recover such damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of a group of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement, which provides for monetary compensation of damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also within the period set by the court individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

Squeeze-out

        Under Dutch law, a stockholder who holds at least 95% of our issued capital for its own account may institute proceedings against the other stockholders jointly for the transfer of their shares to the stockholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may award the claim for squeeze-out in relation to all minority stockholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will render an opinion to the Enterprise Chamber on the value of the shares. Once the order for transfer has become final, the acquirer must give written notice of the price and the date on which and the place where the price is payable to the minority stockholders whose addresses are known to the acquirer. Unless all addresses are known to the acquirer, it must also publish the same in a daily newspaper with nationwide distribution.

Transfer agent and registrar

        The transfer agent and registrar for our common stock is             . Its address is                  and its telephone number is                   .

Listing

        We intend to apply to have our shares of common stock approved for quotation on           under the symbol "AVST."

Shares Eligible for Future Sale

        Following this offering, we will have an aggregate of    shares of common stock outstanding. Of these shares, the     shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, unless purchased by "affiliates" as that term is defined under Rule 144 of the U.S. Securities Act of 1933, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining    shares, representing    of our outstanding shares will be held by our existing stockholders. These shares will be "restricted securities" as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the U.S. Securities Act of 1933 or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up agreements

        We, our executive officers, directors and all of our stockholders have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, directly or indirectly, or otherwise dispose of any common stock or any securities convertible into or exchangeable for common stock or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock or cause a registration statement covering any shares of common stock to be filed, except for the common stock offered in this offering without the prior written consent of UBS Limited, Deutsche Bank Securities Inc., and Jefferies & Company, Inc., the designated representatives of the underwriters, for a period of 180 days after the date of this prospectus. See "Underwriting."

        The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material events.

Eligibility of restricted shares for sale in the public market

        The    shares of common stock that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under "—Rule 144."

Rule 144

        In general, under Rule 144 under the U.S. Securities Act of 1933, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. For so long as any of Eduard Kucera, Pavel Baudis and Summit is an affiliate of ours, that affiliate will not be eligible to sell shares pursuant to the exemption described in this paragraph.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock on during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. As affiliates of us, commencing after the expiration of, or waiver of the restrictions set forth in, the lock-up agreements described above, Eduard Kucera, Pavel Baudis and Summit will each be able to sell shares that it holds pursuant to the exemption described in this paragraph.

Options

        Following the completion of this offering, we intend to file a registration statement on Form S-8 under the U.S. Securities Act of 1933 to register shares of common stock reserved for issuance under our share option plan. The registration statement on Form S-8 will become effective automatically upon filing.

        Shares of common stock issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire. See "Management—Equity incentive plans."

Registration rights

        Following the completion of this offering, the holders of up to    shares of common stock are entitled to request that we register their common stock under the U.S. Securities Act of 1933, subject to cutback for marketing reasons and certain other conditions. These stockholders are also entitled to "piggyback" registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the U.S. Securities Act of 1933 would result in such shares becoming freely tradable without restriction under the U.S. Securities Act of 1933, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See "Certain Relationships and Related Party Transactions—Amended and restated stockholders' agreement—Registration rights." Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

 Taxation

Taxation in the Netherlands

        The following is a description of the material Dutch tax consequences of relevance to a holder of our shares (hereinafter referred to as a "Stockholder") but does not purport to present a comprehensive or complete description of all aspects of Dutch tax law. For Dutch tax purposes, a Stockholder may include an individual who or entity which does not have legal title to the Shares, but to whom nevertheless Shares are attributed based either on such individual or entity owning a beneficial interest in the Shares or based on specific statutory provisions, including statutory provisions pursuant to which Shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.

        Prospective Stockholders should therefore consult their tax advisor regarding the tax consequences of any purchase, ownership or disposal of Shares.

        The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

        For the purpose of this paragraph, "Dutch Taxes" shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

        Any reference hereafter made to a treaty for avoidance of double taxation concluded by the Netherlands, includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

Dividend withholding tax

        A Stockholder is generally subject to Dutch dividend withholding tax at a rate of 15 percent on dividends distributed by our company. Generally, our company is responsible for the withholding of taxes at the source; the withholding tax is for the account of the Stockholder.

        Dividends distributed by our company include, but are not limited to:

  (i)
  distributions of profits in cash or in kind, whatever they be named or in whatever form;

  (ii)
  proceeds from the liquidation of our company, or proceeds from the repurchase of shares by our company, in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

  (iii)
  the par value of shares issued to a Stockholder or an increase in the par value of shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  (iv)
  partial repayment of paid-in capital, that is

  •
  not recognized for Dutch dividend withholding tax purposes, or

  •
  recognized for Dutch dividend withholding tax purposes, to the extent that our company has "net profits" (zuivere winst), unless

      (a)
      the general meeting of Stockholders has resolved in advance to make such repayment, and

      (b)
      the par value of the shares concerned has been reduced with an equal amount by way of an amendment to the articles of association of our company.

        The term "net profits" includes anticipated profits that have yet to be realized.

        Notwithstanding the above, subject to limitations and conditions, no withholding is required in the event of a repurchase of shares.

        Furthermore, our company may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax withheld in respect of dividends distributed by our company, if our company has received a profit distribution from a qualifying foreign subsidiary, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5 percent. Qualifying subsidiaries are subsidiaries that are resident in a jurisdiction with which the Netherlands has concluded a treaty for avoidance of double taxation and of which our company, alone or together with related entities, owns 25 percent of the issued share capital or, to the extent provided for in the relevant treaty for the avoidance of double taxation, 25 percent of the voting rights. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3 percent of the dividends distributed by our company and (ii) 3 percent of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

        If a Stockholder is subject to Dutch corporate income tax and is entitled to the participation exemption in relation to the benefits derived from its shares and such shares are attributable to an enterprise carried out in the Netherlands, such Stockholder will generally be entitled to an exemption from or a full refund of Dutch dividend withholding tax on dividends distributed by our company.

        If a Stockholder:

  (i)
  is an entity which is resident in another member state of the European Union or an appointed state of the European Economic Area, i.e., Iceland and Norway, according to the tax laws of that state and, under the terms of a double taxation agreement concluded by that state with a third state, is not considered to be resident for tax purposes outside the European Union, Norway or Iceland; and

  (ii)
  owns an interest in our company to which the participation exemption would be applicable if the Stockholder were resident in the Netherlands,

such Stockholder will generally be eligible for an exemption from or full refund of Dutch dividend withholding tax on dividends distributed by our company.

        A Dutch corporate entity is generally entitled to the participation exemption in relation to benefits derived from shares, if:

  (i)
  it or a related entity owns 5 percent or more of the nominal paid-in capital of our company; or

  (ii)
  it has owned 5 percent or more of the nominal paid-in capital of our company for an uninterrupted period of one year and the benefit from the shares is enjoyed within three years after the end of this period.

        Furthermore, if a Stockholder:

  (a)
  is an entity which is resident for Dutch tax purposes in a member state of the European Union, Norway or Iceland;

  (b)
  is not subject to a tax levied by reference to profits by that state; and

  (c)
  would not have been subject to Dutch corporate income tax had the Stockholder been resident in the Netherlands for corporate income tax purposes,

such Stockholder will generally be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by our company, unless such Stockholder carries out duties or activities similar to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling) as defined in article 6a and 28 CITA respectively.

        A Stockholder who is considered to be resident in the United States (a "U.S. Stockholder") and is entitled to the benefits of the 1992 Double Taxation Treaty between the U.S. and The Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the "Treaty"), will be entitled to a reduction of the Dutch withholding tax by way of an exemption, reduction or refund, as follows:

  •
  if the U.S. Stockholder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty and certain other conditions are met, the U.S. Stockholder will be exempt from Dutch dividend withholding tax;

  •
  if the U.S. Stockholder is a company which holds directly at least 10 percent of the voting power in the Company, the U.S. Stockholder will be subject to Dutch withholding tax at a rate not exceeding 5 percent; and

  •
  if the U.S. Stockholder is a company which holds directly at least 80 percent of the voting power in the Company and certain other conditions are met, the U.S. Stockholder will be exempt from Dutch dividend withholding tax.

        U.S. Stockholders qualifying for a reduction in the Dutch withholding tax may generally claim (i) an exemption or reduction at source, or (ii) a refund, by filing, through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965, a completed and signed copy of one of the following forms within three years after the end of the calendar year in which the withholding tax was levied:

  •
  if the U.S. Stockholder is an exempt pension trust as described in article 35 of the Treaty: Form IB 96 USA; or

  •
  if the U.S. Stockholder is an exempt organization as described in article 36 of the Treaty: Form IB 95 USA.

        According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction of or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by our company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

Taxes on income and capital gains

        The description of taxation set out in this section is not intended for any Stockholder who is an individual and for whom the income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands.

        A Stockholder will not be subject to Dutch Taxes on income or capital gains in respect of the ownership and disposal of the shares, other than Dutch dividend withholding tax as described above, except if:

  (i)
  the Stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

  (ii)
  if the Stockholder is an individual, the Stockholder has elected to be treated as if resident in the Netherlands for Dutch income tax purposes;

  (iii)
  the Stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a Stockholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable;

  (iv)
  the Stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the Shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

  (v)
  the Stockholder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands other than by way of the holding of securities;

  (vi)
  the Stockholder is an individual and is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities and to which the shares are attributable; or

  (vii)
  the Stockholder has a (fictitious) substantial interest in our company, which is not attributable to the assets of an enterprise.

        Generally, a Stockholder has a substantial interest (aanmerkelijk belang) if such Stockholder, alone or together with his partner, directly or indirectly;

  (a)
  owns, or holds certain rights on, shares representing five percent or more of the total issued and outstanding capital of our company, or of the issued and outstanding capital of any class of shares of our company; or

  (b)
  holds rights to acquire shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of our company, or of the issued and outstanding capital of any class of shares of our company; or

  (c)
  owns, or holds certain rights on, profit participating certificates that relate to five percent or more of the annual profit of our company or to five percent or more of the liquidation proceeds of our company.

        A Stockholder will also have a substantial interest if his partner or one of certain relatives of the Stockholder or of his partner has a substantial interest.

        Generally, a Stockholder has a fictitious substantial interest (fictief aanmerkelijk belang) in our company if, without having an actual substantial interest in our company:

  (i)
  an enterprise has been contributed to our company in exchange for shares on an elective non-recognition basis;

  (ii)
  the shares have been obtained under inheritance law or matrimonial law, on a non-recognition basis, while the previous stockholder had a substantial interest in our company;

  (iii)
  the shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the Stockholder prior to this transaction had a substantial interest in an entity that was party thereto; or

  (iv)
  the shares held by the Stockholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognised upon disqualification of these shares.

Gift tax and inheritance tax

        No Dutch gift tax or inheritance tax is due in respect of any gift of the shares by, or inheritance of the shares on the death of, a Stockholder, except if:

  (i)
  at the time of the gift or the death of the Stockholder, the Stockholder is resident or is deemed to be resident in the Netherlands;

  (ii)
  the Stockholder passes away within 180 days after the date of the gift and is not, or is not deemed to be, at the time of the gift, but is, or is deemed to be, at the time of his death, resident in the Netherlands; or

  (iii)
  the gift of the shares is made under a condition precedent and the Stockholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Other taxes and duties

        No other Dutch Taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a Stockholder by reason only of the purchase, ownership and disposal of the shares.

Residency

        A Stockholder will not become resident, or deemed resident, in the Netherlands for tax purposes nor, subject to the exceptions mentioned above, become subject to Dutch Taxes, by reason only of our company's performance or the Stockholder's acquisition (by way of issue or transfer to it), ownership or disposal of the shares.

United States federal income taxation

        The following is a description of the material United States federal income tax consequences to a U.S. Holder of the acquisition, ownership and disposition of our common stock. For purposes of this description, a "U.S. Holder" is a beneficial owner of our common stock that, for United States federal income tax purposes, is:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

        If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

        This description addresses only the United States federal income tax consequences to holders that will hold such common stock as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

  •
  banks, financial institutions or insurance companies;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  dealers or traders in securities, commodities or currencies;

  •
  tax-exempt entities;

  •
  certain former citizens or long-term residents of the United States;

  •
  persons that received our shares as compensation for the performance of services;

  •
  persons that will hold our shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

  •
  partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

  •
  S-corporations;

  •
  U.S. Holders whose "functional currency" is not the U.S. dollar; or

  •
  holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

        Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our common stock.

        This description is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary United States Treasury Regulations, the income tax treaty between the Netherlands and the United States (the "Treaty") and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our common stock or that such a position could not be sustained.

        You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our common stock.

Distributions

        Subject to the discussion below under "Passive foreign investment company considerations," if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our common stock before reduction for any Dutch taxes withheld therefrom, other than certain distributions, if any, of our common stock distributed pro rata to all our stockholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles.

        Subject to the discussion below under "Passive foreign investment company considerations," with respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, but we are not currently eligible for the benefits of the Treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our common stock, which we intend to list on       , will be readily tradable on an established securities market in the United States as a result of such listing. There can be no assurance that our common stock will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

        Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a passive foreign investment company (a "PFIC") in the taxable year in which such dividends are paid or in the preceding taxable year.

        Subject to the discussion below under "Passive foreign investment company considerations," to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our common stock (generally your cost of such common stock) and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

        If you are a U.S. Holder, dividends paid to you with respect to our common stock will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Dutch tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute "passive category income," or, in the case of certain U.S. Holders, "general category income." A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other taxable disposition of common stock

        Subject to the discussion below under "Passive foreign investment company considerations," if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our common stock equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our common stock, and such gain or loss will be capital gain or loss. The adjusted tax basis in a share of common stock generally will be equal to the cost of such share of common stock. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of our common stock is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such common stock exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive foreign investment company considerations

        Based on certain estimates of our gross income, gross assets, the nature of our business, and our market capitalization, we do not believe that we will be classified as a PFIC in our 2011 taxable year or in the future. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Also, there can be no assurance that we will not be considered a PFIC for any other taxable year because the determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets, market capitalization and activities in those years.

        A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

  (i)
  at least 75% of its gross income is "passive income"; or

  (ii)
  at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of passive income.

        Passive income for this purpose generally includes dividends, interest, royalties, rents and certain gains from commodities (other than commodities sold in an active trade or business) and securities transactions. The determination of whether a company is a PFIC is made annually and depends upon the composition of the company's income and value of its assets (including, among others, less than 25% owned equity investments) and the nature of its activities from time to time.

        If we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our subsidiaries that are also PFICs (such subsidiaries referred to as "lower-tier PFICs"), and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a lower-tier PFIC and (2) any disposition by us of shares of a lower-tier PFIC, both as if the holder directly held the shares of such lower-tier PFIC.

        If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its shares, the holder generally may be subject to materially adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a lower-tier PFIC), any gain recognized or deemed recognized by the holder would be allocated ratably over the holder's holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for non-corporate taxpayers or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its stockholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the holder's holding period, whichever is shorter, would be subject to taxation in the manner described above.

        Where a company that is a PFIC meets certain reporting requirements, a U.S. stockholder generally can avoid certain materially adverse PFIC consequences described above by making a "qualified electing fund" election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a "qualified electing fund" election with respect to us.

        If our common stock is "regularly traded" on a "qualified exchange," a U.S. Holder may make a mark-to-market election with respect to our common stock (but not the stock of any lower-tier PFICs), which may help to mitigate the materially adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our common stock will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the shares of our common stock are traded on a qualified exchange on at least 15 days during each calendar quarter (or a certain lesser amount of days for the quarter that includes our initial public offering). Our common stock will be listed on       , which is a qualified exchange for purposes of the mark-to-market election. However, no assurance can be given that our common stock will be "regularly traded" for purposes of the mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in lower-tier PFICs that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

        If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of our common stock at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our common stock over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the mark-to-market election, the holder's tax basis in our common stock will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our common stock will be treated as ordinary income. U.S. Holders should consult their own tax advisers regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their shares if we have lower-tier PFICs for which such election is not available.

        If a U.S. Holder owns our common stock during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our common stock or receives distributions with respect to our common stock, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to us, generally with the U.S. Holder's U.S. federal income tax return for that year. Additionally, enacted legislation creates an additional annual filing requirement for U.S. persons who are stockholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we were a PFIC for a given taxable year, then each U.S. Holder should consult its tax advisor concerning its annual filing requirements.

        U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules.

Backup withholding tax and information reporting requirements

        United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our common stock made within the United States, or by a United States payor or United States middleman, to a holder of our common stock, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common stock within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner's United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the Internal Revenue Service.

Foreign asset reporting

        Certain U.S. Holders who are individuals are required to report information relating to an interest in our common stock, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). Pursuant to IRS Notice 2011-55, the obligation to report is currently suspended pending the release of IRS Form 8938. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common stock.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common stock. You should consult your tax advisor regarding the tax consequences of your particular situation.

 Underwriting

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, UBS Limited, Deutsche Bank Securities Inc. and Jefferies & Company, Inc., have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock set forth in the table below. UBS Limited, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as joint bookrunning managers for this offering.

Underwriters	Number of Shares
UBS Limited
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.
Pacific Crest Securities LLC
Macquarie Capital (USA) Inc.

Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        The underwriters will offer the common stock in a public offering in the United States and to institutional investors elsewhere. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. All offers or sales of the common stock in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that UBS Limited expects to make offers and sales in the United States through its registered broker-dealer affiliate UBS Securities LLC.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $       per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $       per share to other dealers. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.

        We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to        additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We and the selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the       shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are         % of the public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $         .

        We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the U.S. Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Our executive officers, directors and all of our stockholders have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, directly or indirectly, or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of UBS Limited, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. However, in the event that either (1) during the last 17 days of the lockup period, we release earnings results or material news, or a material event relating to us occurs, or (2) prior to the expiration of the lockup period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lockup period, then in either case the expiration of the lockup will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on       , in the over-the-counter market or otherwise.

Pricing of this Offering

        This offering constitutes the initial public offering of our common stock, and no public market for our common stock currently exists. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters.

        We intend to apply to have our common stock listed on       under the symbol "AVST."

Other Relationships

        Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, and other commercial banking and financial advisory services in the ordinary course of business with us, our affiliates and the selling stockholders for which they received, or may in the future receive, customary fees and commissions.

        For purposes of the United Kingdom Financial Service Authority's rules and in connection with the offering, UBS Limited is not acting for anyone other than us and will not be responsible to anyone other than us for providing the protections afforded to its clients nor for providing advice in relation to the offering.

Notices to Investors

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the "Shares") may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any

Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   to any legal entity which is a qualified investor as defined under the Prospectus Directive;

          (b)   by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of UBS Limited, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. for any such offer; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Australia

        This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

        The securities are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

        This offering memorandum does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient.

Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in Hong Kong

        The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to "professional investors" within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

        Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

  (1)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (2)
  where no consideration is or will be given for the transfer;

  (3)
  where the transfer is by operation of law; or

  (4)
  as specified in Section 276(7) of the SFA.

Notice to prospective investors in Switzerland

        The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to prospective investors in the United Kingdom

        This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in the Netherlands

        In the Netherlands, this document may only be directed or distributed to, and the common stock may only be offered or sold to, qualified investors (gekwalificeerde beleggers) within the meaning of article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in the Czech Republic

        This prospectus has not been approved by the Czech National Bank (the "CNB") and does not constitute any offering of the common stock to the public in the Czech Republic. No notification has been made and no permit has been sought or obtained from the CNB for (i) accepting our common stock for trading on regulated markets in the Czech Republic under Act No. 256/2004 Coll., on Doing Business on Capital Markets, as amended (the "Czech Capital Markets Act") or (ii) public offering of the common stock in the Czech Republic under the Czech Capital Markets Act. The common stock is not intended to be offered or sold, and this prospectus is not intended for distribution, to the public in the Czech Republic. Any offering of the common stock in the Czech Republic and/or any distribution of this prospectus in the Czech Republic can only be made under one or more exemptions from the obligation to publish a prospectus available under the Czech Capital Markets Act, including but not limited to, offering and/or distribution: (a) addressed exclusively to qualified investors as defined in the Czech Capital Markets Act, (b) addressed to less than 150 persons (other than qualified investors), subject to obtaining the prior consent of the underwriters, or (c) under circumstances where the minimum investment per each investor is equal to or greater than €100,000 (or its equivalent in other currencies).

 Legal Matters

        Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering relating to Czech law will be passed upon for us by White & Case (Europe) LLP, organizacní slozka, Prague, Czech Republic. The validity of the common stock being offered by this prospectus and other legal matters concerning this offering relating to Dutch law will be passed upon for us by De Brauw Blackstone Westbroek N.V. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Shearman & Sterling LLP. Certain legal matters in connection with this offering relating to Czech law will be passed upon for the underwriters by Kinstellar, s.r.o., advokátní kancelár. Certain legal matters in connection with this offering relating to Dutch law will be passed upon for the underwriters by NautaDutilh N.V.

Experts

        The consolidated financial statements of Avast Software B.V. as of December 31, 2007, 2008, 2009 and 2010 and for each of the four years in the period ended December 31, 2010, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young Audit, s.r.o., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Enforceability of Civil Liabilities

        We are incorporated under the laws of the Netherlands. Service of process upon us and upon our directors and officers and the Czech experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        We have irrevocably appointed AVAST Software, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of AVAST Software, Inc. is 1840 Gateway Drive, Suite 200, San Mateo, California 94404.

        As there is no treaty on the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters between the United States and the Netherlands and between the United States and the Czech Republic, courts in the Netherlands and the Czech Republic will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands or the Czech Republic, claimants must litigate the relevant claim again before a Dutch or Czech court of competent jurisdiction, as applicable. Under current practice, however, a Dutch court will generally grant the same judgment as a final judgment for the payment of money rendered by a U.S. court and not rendered by default without a review on the merits of the underlying claim, provided, however, that the Dutch court finds that:

  •
  the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

  •
  the final judgment results from proceedings compatible with Dutch concepts of due process; and

  •
  the final judgment does not contravene public policy of the Netherlands.

        Stockholders may originate actions based upon applicable Dutch laws, as the case may be.

        In the event a third-party, including the directors and officers of the company, is liable to a Dutch company, under Dutch law, stockholders do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause for the liability of such third-party to the company also constitutes a tortious act directly against such stockholder and the damages sustained are permanent may that stockholder have an individual right of action against such third-party on its own behalf to recover such damages. The Dutch Civil Code does provide for the possibility to initiate actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht) for example declaring that a party has acted wrongfully or has breached a fiduciary duty. In order to obtain compensation for damages, the foundation or association and the defendant may reach (often on the basis of such declaratory judgment) a settlement. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also within the period set by the court itself institute a civil claim for damages if such injured party is not barred by a collective agreement.

        As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Czech Republic, courts in the Czech Republic will not automatically recognize and enforce a final judgment against a Czech national or a Czech entity by a US court. In order to obtain a judgment enforceable in the Czech Republic, claimants must litigate the relevant claim again before a Czech court of competent jurisdiction or courts of competent jurisdiction in a member state of the European Union, as applicable.

        Stockholders may originate actions in the Czech Republic based upon applicable Czech laws, as the case may be.

        In the event a third-party is liable to a Czech company, only the company itself can bring a civil action against that party. As a rule, the individual stockholders do not have the right to bring an action on behalf of the company against a third-party. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a stockholder does that stockholder have an individual right of action against such third-party in its own name. The Czech civil law does not provide for the possibility to initiate such actions collectively.

 Where You Can Find Additional Information

        We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the U.S. Securities Act of 1933 relating to this offering of our common stock. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

        You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

        We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal stockholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended December 31, 2011 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

AVAST SOFTWARE B.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AVAST Software B.V.

        We have audited the accompanying consolidated statement of financial position of AVAST Software B.V. (the "Group") as of December 31, 2010, 2009, 2008, 2007, and January 1, 2007, and the related consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity, and cash flows for each of the four years in the period ended December 31, 2010. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010, 2009, 2008, 2007, and January 1, 2007 and the consolidated results of its operations and its cash flows for each of the four years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As discussed in Note 5 to the consolidated financial statements, the 2010 financial statements have been restated to correct an omission relating to the presentation of the redemption obligation.

/s/ Ernst & Young
Ernst & Young Audit, s.r.o.

Prague, Czech Republic
March 30, 2012

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(USD '000)

For the Year Ended December 31

	Notes	2007	2008	2009	2010 Restated*
REVENUES	8	4,947	14,970	25,309	48,495
Cost of revenues	9	1,445	1,833	2,169	4,084

Gross profit		3,502	13,137	23,140	44,411
Operating costs
Sales and marketing	10	579	1,207	1,760	3,667
Research and development	10	775	1,103	1,324	3,541
General and administrative	10	671	1,473	8,242	11,275

OPERATING PROFIT		1,477	9,354	11,814	25,928
Finance income and expenses, net	13	(605)	(2,165)	223	(2,128)

PROFIT BEFORE INCOME TAX		872	7,189	12,037	23,800
Income tax	14	313	1,553	3,306	5,837

PROFIT FOR THE YEAR		559	5,636	8,731	17,963
Foreign exchange differences	13	—	—	—	(3,051)

COMPREHENSIVE INCOME FOR THE YEAR		559	5,636	8,731	14,912

Total profit for the financial year attributable to equity holders of the parent		559	5,636	8,731	17,963
Total comprehensive income for the financial year attributable to equity holders of the parent		559	5,636	8,731	14,912
Earnings per share (in USD per share)
Basic and diluted	15	3.11	31.31	48.51	99.79

*
Note—Certain numbers shown here do not correspond to the originally issued 2010 financial statements, dated December 8, 2011, and reflect adjustments made as detailed in Note 5.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(USD '000)

As at December 31

	Notes	January 1, 2007	2007	2008	2009	2010 Restated*
ASSETS
Non-current assets
Property, plant and equipment	16	—	260	234	1,710	1,658
Intangible assets	16	—	3,625	3,737	4,406	5,728
Deferred tax assets	14	—	638	1,388	1,918	2,600
Non-current financial asset	18	—	—	—	544	534

		—	4,523	5,359	8,578	10,520
Current assets
Trade and other receivables	17	—	2,044	2,523	4,879	8,068
Prepaid expenses	17	—	40	34	149	584
Tax receivables	17	—	31	28	93	762
Cash and cash equivalents	18	176	8,745	17,674	33,998	51,378

		176	10,860	20,259	39,119	60,792
TOTAL ASSETS		176	15,383	25,618	47,697	71,312

SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital	19	95	95	95	95	23
Share premium, statutory and other reserves	19	—	—	26	4,491	9,508
Redemption obligation initial recognition	19	—	—	—	—	(59,345)
Translation difference		—	—	—	—	(3,051)
Retained earnings		—	559	3,987	6,679	10,304

		95	654	4,108	11,265	(42,561)
Non-current liabilities
Redemption obligation	19	—	—	—	—	61,636
Provisions	20	—	—	—	211	221
Lease liability	24	—	3,361	2,843	2,653	1,554
Deferred revenues	21	—	2,908	5,096	8,254	10,331

		—	6,269	7,939	11,118	73,742
Current liabilities
Trade and other payables	21	—	83	69	320	1,083
Lease liability	24	—	637	594	625	401
Provisions	20	—	—	26	114	116
Income tax liability		—	951	531	1,782	3,446
Deferred revenues	21	—	6,636	12,136	20,827	34,054
Other current liabilities		81	153	215	1,646	1,031

		81	8,460	13,571	25,314	40,131
EQUITY AND LIABILITIES		176	15,383	25,618	47,697	71,312

*
Note—Certain numbers shown here do not correspond to the originally issued 2010 financial statements, dated December 8, 2011, and reflect adjustments made as detailed in Note 5.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(USD '000)

As at December 31

	Notes	Share capital	Share premium, statutory and other reserves	Redemption obligation	Translation difference	Retained earnings	Total equity
At January 1, 2007		95	—	—	—	—	95
Result of the year		—	—	—	—	559	559

Comprehensive income for the year		—	—	—	—	559	559

At December 31, 2007		95	—	—	—	559	654
Result of the year		—	—	—	—	5,636	5,636

Comprehensive income for the year		—	—	—	—	5,636	5,636
Transfer to the statutory and other reserves		—	26	—	—	(26)	—
Dividends distribution		—	—	—	—	(2,182)	(2,182)

At December 31, 2008		95	26	—	—	3,987	4,108
Result of the year		—	—	—	—	8,731	8,731

Comprehensive income for the year		—	—	—	—	8,731	8,731
Shares granted to employees	22	—	4,465	—	—	—	4,465
Dividends distribution		—	—	—	—	(6,039)	(6,039)

At December 31, 2009		95	4,491	—	—	6,679	11,265
Result of the year—restated*		—	—	—	—	17,963	17,963
Other comprehensive income	19	—	—	—	(3,051)	—	(3,051)

Comprehensive income for the year—restated*		—	—	—	(3,051)	17,963	14,912
Group reorganization	19	(72)	98	—	—	(34)	(8)
Redemption obligation—initial recognition	19	—	—	(59,345)	—	—	(59,345)
Shares granted to employees	22	—	4,919	—	—	—	4,919
Dividends distribution	19	—	—	—	—	(14,304)	(14,304)

At December 31, 2010—restated*		23	9,508	(59,345)	(3,051)	10,304	(42,561)

*
Note—Certain numbers shown here do not correspond to the originally issued 2010 financial statements, dated December 8, 2011, and reflect adjustments made as detailed in Note 5.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010

CONSOLIDATED STATEMENT OF CASH FLOWS
(USD '000)

As at December 31

	Notes	2007	2008	2009	2010
					Restated*
Cash flows from operating activities
Profit before tax		872	7,189	12,037	23,800
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation	16	141	237	353	652
Amortization	16	634	651	651	966
Loss on disposal of property, plant and equipment	16	—	—	1	3
Creation of provisions and allowances	20	17	60	387	15
Interest income	13	(23)	(106)	(58)	(76)
Interest expense	13	341	375	316	289
Unwinding of discount on redemption obligation	13	—		—	2,291
Shares granted to employees	22	—	—	4,465	4,919
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		(198)	1,796	(818)	1,817
Unrealized foreign exchange gains and losses and other non-cash transactions		411	36	52	(2,339)
Working capital adjustments:
Increase in trade and other receivables		(2,130)	(505)	(3,169)	(4,270)
Increase in trade and other payables		236	48	654	1,176
Increase in deferred revenues		9,544	7,688	11,849	15,304
Interest paid		—	—	(8)	(14)
Income tax paid		—	(2,897)	(2,610)	(4,530)

Net cash flows from operating activities		9,845	14,572	24,102	40,003

Cash flows from investing activities
Acquisition of property, plant and equipment	16	(401)	(211)	(1,647)	(603)
Acquisition of intangible assets	16	(543)	(763)	(1,320)	(2,288)
Interest received		23	106	58	76

Net cash used in investing activities		(921)	(868)	(2,909)	(2,815)

Cash flows from financing activities
Dividends paid	19	—	(2,214)	(5,092)	(16,404)
Payment of lease liabilities		(553)	(765)	(595)	(1,587)

Net cash used in financing activities		(553)	(2,979)	(5,687)	(17,991)

Net increase in cash and cash equivalents		8,371	10,725	15,506	19,197
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		198	(1,796)	818	(1,817)
Cash and cash equivalents at beginning of period		176	8,745	17,674	33,998

Cash and cash equivalents at end of period		8,745	17,674	33,998	51,378

*
Note—Certain numbers shown here do not correspond to the originally issued 2010 financial statements, dated December 8, 2011, and reflect adjustments made as detailed in Note 5.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010

1. CORPORATE INFORMATION

        Avast Software B.V. and AVAST Software a.s. ("the Group") develop Internet security software and related solutions for individuals and businesses.

        Messrs. Kucera and Baudis established the ALWIL Software partnership in 1991. On December 18, 2006 all the activities of the partnership were transferred to a joint stock company AVAST Software a.s ("AVAST CZ") incorporated in the Czech Republic (originally under the name "ALWIL Software a.s.").

        The parent company of the Group, Avast Software B.V. ("AVAST BV") was incorporated on January 17, 2006 in the Netherlands as a non-trading holding company.

        In connection with the reorganization of the Group, completed on August 20, 2010, the shareholders of AVAST CZ transferred all their shares in AVAST CZ to AVAST BV through a contribution in kind. As a result of the reorganization AVAST BV owns 100% of AVAST CZ's share capital, though all the business activities of the Group continue to be conducted by AVAST CZ.

Registered office

Avast Software B.V.	AVAST Software a.s.
Prins Bernhardplein 200	Budejovická 1518/13a
Amsterdam, 1097JB	Praha 4 Michle, 140 00
Netherlands	Czech Republic

Identification number

171 82 514	276 36 917

        The Group's shareholders as of December 31, 2010 were as follows:

  36,06% RNDr. Eduard Kucera

  36,06% Ing. Pavel Baudis

  20,00% Summit Partners ("Summit")

  7,88% Other

        AVAST BV has issued 180,000 shares, of which 36,000 shares held by Summit Partners are convertible preference shares and the remaining 144,000 shares are common stock.

        Summit holds an option to purchase an additional 5% of common stock of AVAST BV from the existing shareholders for USD 25,000 thousand. The option expires on August 20, 2012.

        Summit also holds an option to request redemption of its preference shares (see note 19).

2. BASIS OF CONSOLIDATION

        The Group reorganization referred to in note 1 did not represent a business combination since there was no change of economic substance and there was no real change to the composition of the group. The Group reorganization was accounted for as a continuation, i.e. the accompanying

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

2. BASIS OF CONSOLIDATION (Continued)

consolidated financial statements of the Group are a combination of the financial statements of both companies as follows:

For the years ending December 31, 2007, 2008 and 2009

        The financial statements reflect the results, financial position and cash flows of AVAST CZ only.

For the year ending December 31, 2010

        The Group's share capital is represented by AVAST CZ's share capital until the restructuring on August 20, 2010 and AVAST BV's share capital is presented after the restructuring.

        The difference between AVAST CZ's share capital and AVAST BV's share capital at the date of reorganization was reflected in the share premium. The previous profit reserves of AVAST CZ continue to be reflected in the consolidated equity/retained earnings.

        The assets and liabilities of the combined entities are reflected at their carrying amounts. No adjustments were made to reflect fair values, or recognize any new assets or liabilities, that would otherwise be reflected or recognized, had the reorganization been considered a business combination in accordance with IFRS. The statement of comprehensive income includes the results of AVAST CZ for the full year and for AVAST BV as from the date of the reorganization.

        Assets and liabilities as at December 31, 2010 are represented by AVAST BV and AVAST CZ balances, while as at December 31, 2009, 2008 and 2007 only balances of AVAST CZ are presented.

        The Group uses the direct method of consolidation. Intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

        The date of authorization for issue of these financial statements is March 30, 2012.

3. BASIS OF PREPARATION

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. These financial statements do not represent statutory financial statements.

        The consolidated financial statements have been prepared on a historical cost basis except for derivatives and presented in USD. All values are rounded to the nearest thousand (USD'000), except where otherwise indicated.

4. FIRST TIME ADOPTION

        The consolidated financial statements for the year ended December 31, 2010 are the first financial statements of the Group that comply with IFRS. The Group prepared the consolidated financial statements which comply with IFRSs effective for December 31, 2010 year end, as described in the accounting policies in note 5.

        The Group applied IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing the opening statement of financial position at the date of transition to IFRS. For periods

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

4. FIRST TIME ADOPTION (Continued)

up to and including the year ended December 31, 2009, the Group prepared its financial statements in accordance with local generally accepted accounting practice (Czech GAAP, since as at December 31, 2009 the Group consisted only of AVAST CZ).

        IFRS 1 sets out the procedures that a company must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at December 31, 2010 and, in general, apply these retrospectively to determine the IFRS opening statement of financial position at its date of transition, January 1, 2007. This standard allows certain exemptions from retrospective application of certain IFRSs effective as of December 31, 2010. No exemptions were utilized by the Group.

        As stated in note 1 the group reorganization was completed on August 20, 2010. Therefore, the impact of IFRS adoption on the financial statements is shown below for AVAST CZ only.

Reconciliation of equity as at January 1, 2007

	Note	Czech GAAP	Remeasurements	IFRS as at January 1, 2007
ASSETS
Non-current assets		—	—	—

Current assets
Cash and cash equivalents		176	—	176

		176	—	176
TOTAL ASSETS		176	—	176
SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital		95	—	95
Share premium, statutory and other reserves		—	—	—
Retained earnings		—	—	—

		95	—	95
Non-current liabilities		—	—	—

Curent liabilities
Other current liabilities		81	—	81

		81	—	81
EQUITY AND LIABILITIES		176	—	176

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

4. FIRST TIME ADOPTION (Continued)

Reconciliation of comprehensive income for the year ended December 31, 2009

	Note	Czech GAAP	Remeasurements	IFRS
REVENUES	a)	28,425	(3,116)	25,309
Cost of revenues	b)	—	(2,169)	(2,169)

Gross profit		28,425	(5,285)	23,140
Operating costs and expenses
Sales and marketing		(2,429)	669	(1,760)
Research and development		(1,716)	392	(1,324)
General and administration	f)	(4,883)	(3,359)	(8,242)

OPERATING PROFIT		19,397	(7,583)	11,814
Finance income and expenses, net	c)	(1,174)	1,397	223

PROFIT BEFORE TAX		18,223	(6,186)	12,037
Income tax	e)	(3,647)	341	(3,306)

PROFIT FOR THE YEAR		14,576	(5,845)	8,731
Other comprehensive income		—	—	—

COMPREHENSIVE INCOME FOR THE YEAR		14,576	(5,845)	8,731

Result for the financial year attributable to Equity holders		14,576	(5,845)	8,731
Comprehensive income for the year attributable to Equity holders		14,576	(5,845)	8,731

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

4. FIRST TIME ADOPTION (Continued)

Reconciliation of financial position as at December 31, 2009

	Note	Czech GAAP	Remeasurements	IFRS
ASSETS
Non-current assets
Property, plant and equipment		1,525	185	1,710
Intangible assets		2,611	1,795	4,406
Deferred tax assets	e)	52	1,866	1,918
Non-current financial asset		—	544	544

		4,188	4,390	8,578
Current assets
Trade and other receivables	d)	2,139	2,740	4,879
Prepaid expenses		149	—	149
Tax receivables		93	—	93
Cash and cash equivalents		34,542	(544)	33,998

		36,923	2,196	39,119
TOTAL ASSETS		41,111	6,586	47,697

SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital		95	—	95
Share premium, statutory and other reserves	f)	26	4,465	4,491
Translation difference		—	—	—
Retained earnings		19,177	(12,498)	6,679

		19,298	(8,033)	11,265
Non-current liabilities
Provisions		281	(70)	211
Lease liability	c)	—	2,653	2,653
Deferred revenue	a), d)	—	8,254	8,254

		281	10,837	11,118
Current liabilities
Trade and other payables		320	—	320
Lease liability	c)	—	625	625
Provisions		114	—	114
Income tax liability		1,850	(68)	1,782
Deferred revenue	a), d)	17,750	3,077	20,827
Other current liabilities		1,498	148	1,646

		21,532	3,782	25,314
EQUITY AND LIABILITIES		41,111	6,586	47,697

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

4. FIRST TIME ADOPTION (Continued)

Significant differences between local GAAP and IFRS

a) Deferral of revenues

        As described in note 14, under Czech GAAP 30% of revenues from sold software licenses are recognized immediately and the remaining 70% is deferred and recognized ratably over the license term. For IFRS purposes the full amount of license revenue is deferred and recognized ratably over the length of the license period.

b) Cost of revenues

        Under Czech GAAP, the Group does not classify any cost as cost of revenue.

c) Leasing arrangements

        Under Czech GAAP, the Group does not recognize the leased asset in the balance sheet but expenses the full amount of lease payments (see notes 22 and 24). In compliance with IFRS, the Group recognized the leased asset as part of non-current assets, records a lease liability, depreciation and interest expenses.

d) Unbilled revenues and trade receivables

        Under Czech GAAP, the Group does not record the receivable from antivirus software licenses sold until consideration is received. For IFRS purposes, the Group records the receivable and defers the revenue ratably over the length of the license period.

e) Deferred tax

        Under Czech GAAP, AVAST CZ records deferred tax receivable calculated from all temporary differences that arise from the local accounts. For IFRS purposes, the Group calculates a deferred tax also from temporary differences between Czech GAAP and IFRS (refer to note 14).

f) Employee stock option plan

        The stock options granted to employees (refer to note 22) are not expensed under Czech GAAP.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accounting policies used in preparing the consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010 are set out below. These accounting policies have been consistently applied in all material respects to all periods presented.

Revenue recognition

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group, revenue can be reliably measured and collection is probable. Revenue is measured as the fair value of consideration received, excluding discounts, commissions, VAT and other sales taxes.

        The principal revenue stream of the Group is derived from sales of its antivirus software and related services. License agreements with customers contain a pre-defined period of protection

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

during which the customers receive the services necessary for day-to-day protection of computers, including various updates and upgrades of the antivirus software. The Group sells software licenses for periods of 12, 24 or 36 months with payment received at the beginning of the license term. Revenues are recognized ratably on monthly basis, starting in the month the license agreement begins, over the subscription period covered by the agreement. The portion of deferred revenues that will be recognized within 12 months since the balance sheet date are classified as current and the remaining balance is classified as non-current.

        Where the Group contracts with an original equipment manufacturer (OEM), rather than an end user, the revenue recognition policy is identical to sales of antivirus software to other customers and the revenue is recognized ratably over the subscription period of the individual software license sold by OEM.

        The Group also has cross-distribution arrangements with third parties pursuant to which the Group receives a fixed fee for each cross-sell item and has no other involvement with the sale after it is entitled to fees. Revenue is fully recognized upon sale when collection of the sales price is probable.

Cost of revenues

        Expenses directly connected with sale of products and provision of services are recognized as cost of revenues. Costs that are not incremental to the sale of an additional product or are not directly connected to the sale of products or provision of services are classified as operating costs.

Deferral of expenses

        Expenditures such as rental payments, insurance and marketing expenditures and other services purchased, that relate to multiple accounting periods, are deferred over these accounting periods irrespective of the timing of the consideration given or liability incurred. The basis for the allocation of the expenses is assessed individually to reflect the nature of the expenditure.

        Expenses directly connected with the sales of the antivirus software, such as software licensed from third parties that are bundled together with Avast proprietary software, are deferred and recognized ratably over the subscription period of the individual Avast license to which they relate. Accordingly, the revenue and compensation paid to third parties is deferred over the same period for each individual license.

Taxes

Current income tax

        Current income tax assets and liabilities for the current period are measured as the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the country where the Group operates and generates taxable income.

        The estimated current income tax expense recorded in each quarter is calculated using the accounting profit for the given period and an estimate of non-deductible expenses.

        Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

        Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

        Deferred tax liabilities are recognized for all taxable temporary differences, except:

  •
  Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

  •
  In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

        Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

  •
  Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

        In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

        The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

        Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

        Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

        The Group's consolidated financial statements are presented in US dollars, which is also AVAST CZ's functional currency. AVAST BV's functional currency is EUR. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. For purposes of inclusion in the consolidated financial statements, the balance sheet of AVAST BV is translated into USD at the exchange rates prevailing at the balance sheet date. The income statement of AVAST BV is translated at the average exchange rate for the financial period. The resulting net translation difference is recorded in shareholder's equity.

        Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are recalculated at the functional currency spot rate of exchange valid at the reporting date. All differences are recorded in the income statement as finance income and expenses. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Intangible Assets

        Intangible fixed assets are carried at cost less accumulated amortization and accumulated impairment losses.

        Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible assets.

        The useful economic lives of intangible assets with finite lives are as follows:

Years
Capitalized development costs	3
Software	3
Other licensed intangible assets	10

Research and development costs

        Research costs are expensed when incurred. Development expenditures incurred in connection with the Group's Avast!5 project were capitalized, and are subject to annual impairment testing and assessment of capitalization requirement compliance. After the launch of Avast!5 in the first quarter of 2010, the Group expensed all subsequent research and development costs when incurred as criteria for capitalization were not met.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trademarks and domains

        Trademarks and domains are assessed as having indefinite useful lives and as a result are not amortized, but tested for impairment annually. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be appropriate.

        Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Property, plant and equipment

        Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost comprises the aggregate amount paid and the fair value of any other consideration given to acquire the asset and includes costs directly attributable to making the asset capable of operating as intended.

        The present value of the expected cost for the restoration of rented premises after the end of their use is included in the cost of construction if the recognition criteria for a provision are met. Refer to the accounting policy on Provisions for further information about the recorded restoration provision.

        Ordinary repairs and maintenance costs are charged to the income statement during the accounting period during which they are incurred.

        Depreciation is recorded on a straight-line basis over the estimated useful life of an asset as follows:

Years
Leasehold improvements	5
Machinery and equipment	3 - 5
Vehicles	4

        Gains or losses arising from derecognition of tangible assets are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Impairment

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

        Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

        Impairment losses of continuing operations are recognized in the income statement in those expense categories consistent with the function of the impaired asset. For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

        Intangible assets with indefinite useful lives are tested for impairment annually as at December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

Leases

Operating leases

        Leases where the lessee does not obtain substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments, other than contingent rentals, are recognized as an expense in the statement of income on a straight-line basis over the lease term.

Finance leases

        Leases which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased item are classified as finance leases and are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement.

        A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Employee stock option plans

        Employees of the Group receive remuneration in the form of share-based payment transactions whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

        The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group's best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in employee benefits expense.

        No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

        Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect of outstanding options is reflected in the computation of diluted earnings per share.

Employee benefits

Pension obligations

        Contributions are made to the Czech Government's health, retirement benefit and unemployment schemes at statutory rates applicable during the period and are based on gross salary payments. The arrangements of the Government's health, retirement benefit and unemployment schemes qualify as defined contribution plans. The Group has no further payment obligations once the contributions have been paid. The expense for the contributions is charged to profit or loss in the same period as the related salary expense. The Group also makes contributions to defined contribution schemes operated by external pension companies. These contributions are charged to profit of loss in the period to which the contributions relate.

Redundancy and termination benefits

        Redundancy and termination benefits are payable when employment is terminated before the normal retirement or contract expiry date. The Group recognizes redundancy and termination benefits when it is demonstrably committed to have terminated the employment of current employees according to a detailed formal plan without possibility of withdrawal. Benefits falling due more than 12 months after the balance sheet date are discounted to present value. There are no redundancy and termination benefits falling due more than 12 months after the balance sheet date.

Financial Instruments

        Financial assets and liabilities are recognized on the Group's balance sheet when the Group becomes a contractual party to the instrument. When financial instruments are recognized initially,

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

they are measured at fair value, which is the transaction price plus, in the case of financial assets and financial liabilities not measured at fair value through profit or loss, directly attributable transaction costs.

Redemption obligation

        The Group has applied the guidance of IAS 32 in determining whether preference shares subject to redemption rights represent equity or a liability. For a redemption obligation that represents a liability, the Group applied the relevant measurement principles of IAS 39 and carries the redemption obligation at its present value after discounting the future net cash outflows that are expected to be required to settle the liabilities in the ordinary course of business. An appropriate discount rate was determined for this specific liability. The unwinding of the discount is presented as interest expense within financial income and expenses in the statement of comprehensive income.

Trade and other receivables

        Trade receivables are carried at original invoice amount, including value added tax and other sales taxes, and less allowance for doubtful receivables. Trade receivables are deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. An allowance is recorded at the best available estimate of expected losses.

        Bad debts are written off in the period in which they are determined to be completely non-recoverable.

Cash and cash equivalents

        Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less.

        For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above.

        The cash flow statement of the Group is prepared based on indirect method from the consolidated statement of financial position and consolidated statement of comprehensive income.

        As described in note 2, the consolidated cash flow statement for 2009, 2008 and 2007 represents the cash flow statement of AVAST CZ only. The consolidated cash flow statement as at December 31, 2010 represents the cash flows of AVAST CZ for the full year and for AVAST BV as from the date of the reorganization.

Pledged or restricted assets

        Financial assets transferred to third parties as collateral, assets that are pledged or the Group has otherwise restricted dispositions are classified as other long term receivables, if the period until which the restriction ends or return of the assets in question will take place is more than 12 months from the balance sheet date.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trade and other payables

        Trade payables are recognized at cost which is deemed to be materially the same as the fair value.

Derecognition of financial instruments

        A financial asset or liability is generally derecognized when the contract that gives right to it is settled, sold, cancelled or expires.

        When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Derivative financial instruments

        The Group holds derivative financial instruments as short-term financial investments. The financial instruments have the form of a fixed term deposit with a specified interest rate. Repayment of nominal plus coupon is either in the original contract currency or in a specified alternate currency if the spot foreign exchange rate upon maturity exceeds a specified amount. As such the financial instruments represent an interest bearing instrument with an embedded foreign currency option.

        Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

        The embedded derivatives are separately valued upon inception and at each balance sheet date using an appropriate valuation model, with the changes in fair value recognized in profit or loss.

Provisions

        Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Restoration provision

        The provision for restoration of the leased premises is recorded at the present value of expected costs to settle the obligation using estimated cash flows and is recognized as part of the cost of leasehold improvements. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the restoration provision. The unwinding of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of restoration are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating profit

        Operating profit is defined as profit before financial results and taxes and represents profit from the business operations.

Financial income and expenses, net

        Financial income and expenses, net consist of foreign exchange gains and losses, interest income, interest expense and other financial expense.

Segment Disclosure

        The Group has applied the criteria set by IFRS 8 Operating segments to determine the number and type of reportable segments. Based on the Group's management structure only one single operating segment has been identified, being the Group as a whole. The entity-wide disclosures as required by IFRS 8 are presented in note 8.

Restatement of financial statements

        The Group has applied the procedures set by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors relating to the presentation of the redemption obligation and associated accounting entries, described in note 19.

        In connection with the acquisition of preferred shares in the Company, Summit entered into the Shareholders' Agreement pursuant to which Summit has the right to require the redemption of the preferred shares for a cash amount equal to its initial investment amount of USD 100 million commencing on August 20, 2015. In addition, Summit has the right to require the redemption of the preferred shares for the greater of (i) its initial investment amount of USD 100 million and (ii) the amount it would receive if it converted the preferred shares into common shares in the case of a trade sale of the Company, the dissolution or winding up of the Company or the acceleration of the senior debt of the Group. The Company's ability to redeem the shares is subject, among other things, to financial tests applied under Dutch law at the time of the redemption and approval of the Company's shareholders. In connection with the Company's anticipated initial public offering, the Company and the parties to the Shareholders' Agreement intend to enter into an Amended and Restated Shareholders' Agreement, effective immediately prior to the closing of the offering, which will terminate substantially all of the provisions of the existing Shareholders' Agreement, including the redemption provisions, and leave in effect limited information rights and registration rights provisions. Accordingly, following the amendment, classification of the redemption obligation as a liability pursuant to IAS 32 will not be required. Nevertheless, the Company has reviewed the treatment of the redemption provision before conversion of the preferred stock and has determined that, pursuant to IAS 32, the preferred stock represents a liability. Since that liability must be reflected in the Company's financial statements as of and for the year ended December 31, 2010, the Company has restated the 2010 financial statements to reflect that fact.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group has re-issued the financial statements for the year ended December 31, 2010 and corrected this omission. As a result of the re-issuance of these financial statements, the following adjustments were made:

        As of and for the year ended December 31, 2010:

        Consolidated statement of financial position

  •
  The recording of a new financial statement caption "Redemption obligation initial recognition" within equity in the amount of USD 59,345 thousand, representing the present value of the obligation as at August 20, 2011 (refer to note 19 for details)

  •
  The recording of a new financial statement caption "Redemption obligation" within non-current liabilities in the amount of USD 61,636 thousand, representing the present value of the obligation as at December 31, 2010

  •
  Increase of USD 754 thousand in retained earnings due to unwinding of the discounted obligation between August 20, 2010 and December 31, 2010 in the amount of USD 2,291 thousand and a foreign exchange gain from the re-translation of the redemption obligation as at December 31, 2010 of USD 3,045 thousand.

  •
  Decrease of translation differences in the amount of USD 3,045 thousand corresponding to a foreign exchange gain from the re-translation of the redemption obligation as at December 31, 2010.

        Consolidated statement of comprehensive income

  •
  Increase of USD 754 thousand in finance income and expenses, net due to a foreign exchange gain from the re-translation of the redemption obligation as at December 31, 2010 in the amount of USD 3,045 thousand, partially offset by the unwinding of the discount obligation between August 20, 2010 and December 31, 2010 in the amount of USD 2,291 thousand.

  •
  Decrease of USD 3,045 thousand in translation differences corresponding to a foreign exchange gain from the retranslation of the redemption obligation as at December 31, 2010.

        Consolidated statement of changes in shareholders' equity

  •
  Increase of result for the year and retained earnings in the amount of USD 754 thousand due to a foreign exchange gain from the re-translation of the redemption obligation as at December 31, 2010 of USD 3,045 thousand partially offset by a financial expense in the amount of USD 2,291 thousand representing the unwinding of the discounted obligation between August 20, 2010 and December 31, 2010.

  •
  Decrease of translation differences in the amount of USD 3,045 thousand corresponding to a foreign exchange gain from the retranslation of the redemption obligation as at December 31, 2010.

  •
  Decrease of USD 2,291 thousand in comprehensive income for the year due to the unwinding of the discounted obligation between August 20, 2010 and December 31, 2010.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Consolidated statement of cash flows

  •
  Increase of USD 754 thousand in profit before tax corresponding to a foreign exchange gain from the re-translation of the redemption obligation as at December 31, 2010 in the amount of USD 3,045 thousand, partially offset by the unwinding of the discounted obligation between August 20, 2010 and December 31, 2010 in the amount of USD 2,291 thousand.

  •
  The recording of a new financial statement caption "Unwinding of discount on redemption obligation" within non-cash adjustments in the amount of USD 2,291 thousand representing the unwinding of the discounted obligation between August 20, 2010 and December 31, 2010.

  •
  Decrease of USD 3,045 thousand in unrealized foreign exchange gains and losses and other non-cash transactions corresponding to a foreign exchange gain from the re-translation of the redemption obligation as at December 31, 2010.

        Earnings per share

  •
  Increase in earnings per share from USD 95.61 per share to USD 99.79 per share.

        Financial risk management disclosure—note 23

  •
  As a result of the redemption obligation of USD 61,636 thousand as at December 31, 2010 the financial assets held in EUR changed from an asset of USD 27,259 thousand to a liability of USD 34,377 thousand. Correspondingly, the sensitivity of the profit before tax to a 10% change in the EUR/USD exchange rate changed from USD 2,725 thousand to USD (3,438) thousand.

6. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

        The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during reporting periods.

        In the process of applying the Group's accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Development costs

        Development costs for the Group's Avast!5 product were capitalized in accordance with the Group's accounting policy on Research and Development as described in note 5. Initial capitalization of costs is based on management's judgment that technological and economical feasibility is confirmed. When determining the amounts to be capitalized, management made assumptions about future cash flows, discount rate and useful economic life of capitalized intangibles. As at December 31, 2010, the carrying amount of unfinished development costs was USD 0 (2009: USD 2,560 thousand, 2008: USD 1,240 thousand, 2007: USD 481 thousand). Development expenditures incurred on the Avast!5 project were capitalized in years 2007-2010, and were subject to annual impairment testing and assessment of compliance with capitalization requirements. Since the launch of Avast!5 in the first quarter of 2010, the Group expenses all

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

6. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

subsequent research and development costs when incurred as criteria for capitalization are not met (refer to note 16).

Share-based payment transactions

        The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimation of the fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the shares, the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimation of the fair value for share-based payment transactions are disclosed in note 22.

Functional currency

        The Group's consolidated financial statements are presented in US dollars, which is also AVAST CZ's functional currency. US Dollar was determined as AVAST CZ's functional currency as majority of its sales are realized in US Dollars. AVAST BV's functional currency is EUR since its only activities are EUR-denominated administrative expenses.

Gross versus net accounting

        The sales through resellers are accounted for net of the resellers commission and costs. The factors supporting the net principle of recording revenues include:

  •
  the Group only suggests a final retail price, the individual resellers have the discretion to set final prices;

  •
  the Group does not have information about the end customer, nor any direct contact with final customers;

  •
  the Group has no contractual right to receive the gross selling price but only receives the selling price net of commissions. The commissions are deducted directly by the online and other resellers.

Finance leases

        In November 2008, AVAST CZ entered into the license agreement for trademarks, domains, Avast 4! and other intangible assets (refer to note 22). The license has been classified as finance lease. Based on the assessment of useful economic lives, the licensed software was depreciated for three years and the remaining assets are to be depreciated for a period of 10 years.

        The trademarks and domains have been assessed to have indefinite useful economic lives and are not depreciated. Trademarks and domains are subject to annual impairment testing described in note 16.

        The interest rate implicit to the license represents the cost of capital which was used in transaction price determination of the leased assets. The interest rate of 8.73% was calculated based on the risk free rate of return which was modified for relevant country and industry specific risk factors.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

6. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

        As described in note 22, an amendment of the contract was signed in December 2010, whereby AVAST CZ purchased the trademarks and domains. As all other conditions of the original lease contract remained unchanged, there was no other impact other than the prospective reduction of the lease payments and an increase in the carrying amount of the intangible assets, as described in note 16.

Trademarks

        Trademarks and domains were assessed by the Group as having an indefinite useful economic live. The Group has an intention and ability to prolong the registered trademarks and domains upon their expiration. The Group is considered a going concern and the trademarks and domains are linked to the flagship product of the Group. Management performed impairment tests at December 31, 2010, 2009, 2008 and 2007; its basis are described in note 16. No indication of impairment was identified (the value of trademarks and domains is increasing in time).

Redemption obligation

        The Group calculated the present value of the redemption obligation described in note 5 and 19 using a discount rate of 11.00% per annum, representing the Group's estimated 5-year borrowing rate as at August 20, 2010 when the redemption obligation was initially recognized. The discount rate was determined based on trading prices of debt instruments issued by companies with credit characteristics believed to be similar to those of the Group.

        The Group has analyzed the term of the redemption obligation and based on advice from legal counsel, concluded that the obligation will most likely be settled on August 20, 2015.

        Neither the recognition of the redemption obligation nor any of the associated accounting entries are expected to have any tax implications.

7. ADOPTION OF NEW AND REVISED STANDARDS

        The Group has not applied the following new or revised standards and interpretations that have been issued, but are not yet effective:

IAS 24 Related Party Disclosures (Amendment)

        The amended standard is effective for annual periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The Group does not expect any impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

IAS 32 Financial Instruments: Presentation—Classification of Rights Issues (Amendment)

        The amendment to IAS 32 is effective for annual periods beginning on or after February 1, 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity's non-derivative equity instruments, or to acquire a

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

7. ADOPTION OF NEW AND REVISED STANDARDS (Continued)

fixed number of the entity's own equity instruments for a fixed amount in any currency. This amendment will have no impact on the Group upon implementation.

IFRS 9 Financial Instruments: Classification and Measurement

        IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and liabilities as defined in IAS 39. The standard is currently effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address, hedge accounting, impairment of financial assets and derecognition. The completion of this project is expected in 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets. The Group is in process of evaluating the effect of adopting IFRS 9.

IFRS 10 Consolidated Financial Statements

        IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after 1 January 2013. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard will have no impact on the Group upon implementation.

IFRS 11 Joint Arrangements

        IFRS 11 Joint Arrangements modifies the accounting for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to accounts or interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after 1 January 2013. The Group is not engaged in any joint arrangements and expects no impact upon implementation of this standard.

IFRS 12 Disclosure of Interests in Other Entities

        IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013. The Group does not have any undisclosed interests in other entities and expects no impact upon implementation of this standard.

IFRS 13 Fair Value Measurement

        IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. As the standard only simplifies and specifies fair value calculations for balances and transactions that already under IFRS require fair value measurement the Group does not expect any significant impact upon implementation of this standard. The Group has not yet undertaken early adoption of this standard, nor reached a decision whether to choose early adoption.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

7. ADOPTION OF NEW AND REVISED STANDARDS (Continued)

IFRIC 14 Prepayments of a minimum funding requirement (Amendment)

        The amendment to IFRIC 14 is effective for annual periods beginning on or after January 1, 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment is deemed to have no impact on the financial statements of the Group.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

        IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The adoption of this interpretation will have no effect on the financial statements of the Group.

Improvements to IFRS
Mandatory application: annual periods beginning or later

IFRS 3: Business combinations	July 1, 2010 or January 1, 2011
IFRS 7: Financial Instruments: Disclosures
IAS 1: Presentation of Separate Financial Statements
IAS 27: Consolidated and Separate Financial Statements
IFRIC 13: Customer Loyalty Programmes

8. ENTITY WIDE DISCLOSURES

        Revenues by different geographical areas are not monitored by the Group. The Group only monitors billings by geographical areas. Billings, a non-IFRS measure, reflects the amount billed at the time of a sale without consideration to the period over which the related revenues are earned. As the split of revenues by geographical areas is not available and the cost to develop it would be excessive, this information is not disclosed by the Group.

        Revenues from sales in the home country of the Group (until August 20, 2010 the Czech Republic, since then the Netherlands) represent only a minor portion of Group's revenues and are not significant.

        All fixed assets of the Group are present in the Czech Republic.

        Revenues, by product, were as follows:

	Antivirus software revenues	Remaining revenues	Total
Revenues from customers (2007)	4,765	182	4,947
Revenues from customers (2008)	14,321	649	14,970
Revenues from customers (2009)	24,291	1,018	25,309
Revenues from customers (2010)	42,920	5,575	48,495

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

8. ENTITY WIDE DISCLOSURES (Continued)

        The category "remaining revenues" represents revenues from original equipment manufacturers and revenues from cross-distribution arrangements (refer to note 5).

        Revenues realized through the Group's online reseller, Digital River, were USD 34,666 thousand, USD 17,404 thousand, USD 9,351 thousand and USD 2,909 thousand in 2010, 2009, 2008 and 2007, respectively. Digital River is the only reseller whose share of the Group revenues exceeds 10%.

9. COST OF REVENUES

        Costs of revenues represent digital content distribution costs in the form of rent of servers, support and maintenance costs and costs of daily virus updates provided to users, license fees paid to third parties, amortization of leased intangible assets (refer to notes 22 and 24) and amortization of Avast!5 software.

	Notes	2007	2008	2009	2010
Digital content distribution costs		315	511	729	1,109
Personnel costs of product support and virus updates	12	499	691	809	1,606
Other product support and virus update costs		2	2	2	45
Amortization of Avast!5	11	—	—	—	810
Amortization of leased intangibles	11	629	629	629	134
3rd party license fees		—	—	—	380

Total		1,445	1,833	2,169	4,084

10. OPERATING COSTS

        Operating costs are internally monitored by function; operating costs, by nature, were as follows:

	Notes	2007	2008	2009	2010
Depreciation and amortization	11	146	259	375	674
Purchases of services from third party vendors		808	1,003	1,848	4,530
Personnel expenses	12	1,256	2,946	9,721	12,267
Gifts and charities		1	67	16	513
Capitalized research and development	16	(481)	(759)	(1,320)	(90)
Other operating expenses		295	267	686	589

Total		2,025	3,783	11,326	18,483

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

11. DEPRECIATION AND AMORTIZATION

        Amortization of non-current assets:

	2007	2008	2009	2010
Software	(5)	(22)	(22)	(22)
Leased software	(495)	(495)	(495)	—
Other leased intangible assets	(134)	(134)	(134)	(134)
Capitalized development	—	—	—	(810)

Total	(634)	(651)	(651)	(966)

        Depreciation of non-current assets:

	2007	2008	2009	2010
Vehicles	(33)	(40)	(70)	(98)
Equipment, furniture & fixtures	(52)	(89)	(116)	(262)
Leasehold improvements	—	—	(49)	(144)
Other	(56)	(108)	(118)	(148)

Total	(141)	(237)	(353)	(652)

        Amortization by function:

	2007	2008	2009	2010
Cost of revenues	(629)	(629)	(629)	(944)
Sales and marketing	—	(1)	(1)	(11)
Research and development	(5)	(21)	(21)	(7)
General and administration	—	—	—	(4)

Total	(634)	(651)	(651)	(966)

        Depreciation by function:

	2007	2008	2009	2010
Sales and marketing	—	—	(17)	(23)
Research and development	(118)	(48)	(55)	(54)
General and administration	(23)	(189)	(281)	(575)

Total	(141)	(237)	(353)	(652)

        Tangible and intangible assets are allocated to each department of the Group. The depreciation and amortization of these assets is reported as part of operating costs and cost of revenues.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

12. PERSONNEL EXPENSES

        Personnel expenses consist of the following:

	2007		2008
	Employees	Key management personnel	Employees	Key management personnel
Wages and salaries	(1,226)	(50)	(2,287)	(445)
Social security and health insurance	(425)	(18)	(779)	(60)
Social cost	(30)	(6)	(59)	(7)

Total personnel expense	(1,681)	(74)	(3,125)	(512)

	2009		2010
	Employees	Key management personnel	Employees	Key management personnel
Wages and salaries	(3,440)	(1,403)	(4,975)	(2,009)
Shares granted to employees	—	(4,465)	—	(4,919)
Social security and health insurance	(1,052)	(79)	(1,677)	(151)
Social cost	(84)	(7)	(133)	(9)

Total personnel expense	(4,576)	(5,954)	(6,785)	(7,088)

        The development of number of full time employees as at December 31, is as follows:

December 31,	Employees	Key management personnel
2010	135	5
2009	87	5
2008	55	3
2007	40	3

        Personnel expenses by function:

	2007	2008	2009	2010
Cost of revenues	(499)	(691)	(809)	(1,606)
Sales and marketing	(371)	(824)	(1,143)	(1,853)
Research and development	(579)	(1,379)	(1,926)	(2,982)
General and administration	(306)	(743)	(6,652)	(7,432)

Total	(1,755)	(3,637)	(10,530)	(13,873)

        Costs of individual departments are allocated to one of the four functional expense categories. Sales and marketing includes the sales support and eCommerce departments. Research and development contains the personnel costs of programmers, a portion of the virus laboratory and quality assurance department. Cost of revenues include customer support and the portion of the virus laboratory that is responsible for daily virus updates provided to users. General and

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

12. PERSONNEL EXPENSES (Continued)

administration represents the back-office expenses, management costs, rental of office space and other miscellaneous expenses.

13. FINANCE INCOME AND EXPENSES

        Interest income primarily represents interest from term deposits. Interest expenses consist of the unwinding of the discount on the redemption obligation described in note 19 and interest from finance leases, for details refer to notes 22 and 24.

	2007	2008	2009	2010
Foreign currency gains and losses	(270)	(1,866)	515	437
Interest revenues	23	106	58	76
Interest expenses—unwinding of discount on redemption obligation	—	—	—	(2,291)

Interest expenses—other	(341)	(375)	(316)	(289)
Other financial expenses	(17)	(30)	(34)	(61)

Total	(605)	(2,165)	223	(2,128)

14. INCOME TAX

        The countries where the Group currently operates have a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax ("VAT"), corporate tax, payroll (social) taxes and excise duties together with others. In some cases, laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, implemented regulations are often unclear or nonexistent. Accordingly, few precedents with regard to the application and implementation of these laws have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations; thereby creating uncertainties and areas of conflict. The Group's tax position (including matters related to its corporate structure and intercompany transactions) is subject to possible review and audit by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. Specifically, the Group has not been the subject of a tax audit by authorities in the Czech Republic and the Group's tax returns for the 2008 fiscal year and thereafter remain open to audit. Management believes that it has adequately provided for the tax liabilities in the accompanying financial statements. However, if for any reason the Group's tax position were to be disputed by tax authorities, and the Group did not prevail in connection with such dispute, the Group could be subject to substantial tax liabilities which could have a material impact on its financial position and results of operations.

	2007	2008	2009	2010
Current income tax	(951)	(2,303)	(3,836)	(6,519)
Deferred tax	638	750	530	682

Total	(313)	(1,553)	(3,306)	(5,837)

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

14. INCOME TAX (Continued)

        The reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expenses at the Group's effective income tax rate for the years ended December 31, is as follows:

	2007	2008	2009	2010
Profit before tax	872	7,189	12,037	23,800
Czech statutory income tax rate of 24%, 21%, 20% resp. 19%*	(209)	(1,510)	(2,407)	(4,522)
Non-deductible expenses	(17)	(23)	(62)	(44)
Impact of functional vs. statutory foreign exchange rate differences	(87)	10	125	197
Effect of shares granted to employees	—	—	(893)	(935)
Effect of unwinding of discount on redemption obligation	—	—	—	(435)
Tax losses of AVAST BV not recognized in deferred tax	—	—	—	(98)
Effect of changes of tax rate	—	(30)	(69)	—

Total tax	(313)	(1,553)	(3,306)	(5,837)

*
The statutory tax rate of main operating entity used.

        The corporate income tax expenses represent only taxes of AVAST CZ as AVAST BV has incurred tax losses in each year to date.

        The calculation of deferred tax:

	2007	2008	2009	2010
Temporary differences	asset / (liability)	asset / (liability)	asset / (liability)	asset / (liability)
Difference between net book value of fixed assets for accounting and tax purposes	(638)	(499)	(376)	(228)
Difference in deferred revenue	798	1,607	2,153	3,485
Trade payables and other current liabilities	(21)	8	21	70
Lease liabilities	840	687	623	371
Trade and other receivables	(345)	(430)	(590)	(1,099)
Allowance against receivables	4	10	26	27
Provisions	—	5	62	64
Prepaid expenses	—	—	(1)	(90)

Net	638	1,388	1,918	2,600

        Changes in deferred tax:

	2007	2008	2009	2010
Deferred tax as at January 1	—	638	1,388	1,918
Charge to profit for the year	638	750	530	682

Total	638	1,388	1,918	2,600

        The temporary difference in deferred revenue is due to revenues from sale of software licenses being recognized ratably over the term of the licenses in Group accounts. For tax purposes in the Czech Republic, 30% of the revenues from sold licenses are recognized immediately and the remaining 70% of revenues are deferred ratably over the license term.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

14. INCOME TAX (Continued)

        The temporary difference from fixed assets and lease liabilities is mainly caused by finance lease not being recognized in the balance sheet for tax purposes. In Group accounts the leased asset is recognized in the balance sheet and expenses represent depreciation and interest implicit to the lease. For tax purposes a regular monthly license fee is recognized. For details refer to note 22.

        The temporary difference from trade and other receivables is due to unbilled revenues not being recognized for tax purposes. For details refer to note 4 and note 23.

        The Group does not recognize any deferred tax asset from accumulated tax losses of AVAST BV of USD 550 thousand since there is uncertainty about its realization.

15. EARNINGS PER SHARE

        Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to equity holders of the Group by the weighted average number of shares of common stock outstanding during the year. The diluted earnings per share amounts consider the weighted average number of shares of common stock outstanding during the year adjusted for the effect of dilutive options.

	2007	2008	2009	2010
Net profit attributable to equity holders (USD '000)	559	5,636	8,731	17,963
Weighted average number of shares of common stock used in computing basic and diluted earnings per share	144,000	144,000	144,000	144,000
Weighted average number of preference shares used in computing basic and diluted earnings per share	36,000	36,000	36,000	36,000
Total number of shares used in computing basic and diluted earnings per share	180,000	180,000	180,000	180,000
Basic and diluted earnings per share (USD/share)	3.11	31.31	48.51	99.79

        Until August 20, 2010, the date of Group's reorganization (described in note 2), the Group consisted of only AVAST CZ with 2,000 shares of common stock. After the Group's reorganization on August 20, 2010, the ownership of the Group is divided among 36,000 convertible preference shares and 144,000 shares of common stock. As no consideration was paid for the 180,000 shares of AVAST BV, earnings per share have been calculated using the value of 180,000 shares for all presented periods.

16. NON CURRENT ASSETS

Intangible assets

	Software	Capitalized development	Trademarks and domains	Avast!4 software	Other licensed assets	In progress	Total
Costs at January 1, 2007	—	—	—	—	—	—	—
Additions	62	—	893	1,485	1,338	481	4,259

Costs at December 31, 2007	62	—	893	1,485	1,338	481	4,259
Additions	4	—	—	—	—	759	763

Costs at December 31, 2008	66	—	893	1,485	1,338	1,240	5,022
Additions	—	—	—	—	—	1,320	1,320
Disposals	—	—	—	(1,485)	—	—	(1,485)

Costs at December 31, 2009	66	—	893	—	1,338	2,560	4,857
Additions	53	—	2,145	—	—	90	2,288
Transfers	—	2,650	—	—	—	(2,650)	—

Costs at December 31, 2010	119	2,650	3,038	—	1,338	—	7,145

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

16. NON CURRENT ASSETS (Continued)

        On January 1, 2007 the Group leased the trademarks and domains, software and other intangible assets from ALWIL Software partnership (refer to notes 22 and 24). On December 23, 2010 the trademarks and domains were purchased for USD 3,038 thousand and the carrying value of the intangible asset increased by USD 2,145 thousand following a modification of the lease. As a result of this transaction the Group obtained all the rewards of ownership connected with the purchase.

        The lease has been classified as a finance lease and AVAST CZ recognized the individual leased assets and the lease liability in its statement of financial position.

        In December 2009 the software Avast!4 was retired and all its related capitalized costs were fully amortized and written off as the internally developed Avast!5 version was released in January 2010. In January 2010 Avast!5 was completed and the capitalized development was put in use by the Group. For details refer to Note 6.

	Software	Capitalized development	Trademarks and domains	Avast!4 software	Other licensed assets	In progress	Total
Acc. amortizations at January 1, 2007	—	—	—	—		—	—
Amortization	(5)	—	—	(495)	(134)	—	(634)

Acc. amortizations at December 31, 2007	(5)	—	—	(495)	(134)	—	(634)
Amortization	(22)	—	—	(495)	(134)	—	(651)

Acc. amortizations at December 31, 2008	(27)	—	—	(990)	(268)	—	(1,285)
Amortization	(22)	—	—	(495)	(134)	—	(651)
Disposals	—	—	—	1,485	—	—	1,485

Acc. amortizations at December 31, 2009	(49)	—	—	—	(402)	—	(451)
Amortization	(22)	(810)	—	—	(134)	—	(966)

Acc. amortizations at December 31, 2010	(71)	(810)	—	—	(536)	—	(1,417)

NBV at December 31, 2007	57	—	893	990	1,204	481	3,625

NBV at December 31, 2008	39	—	893	495	1,070	1,240	3,737

NBV at December 31, 2009	17	—	893	—	936	2,560	4,406

NBV at December 31, 2010	48	1 840	3,038	—	802	—	5,728

        The gross carrying amount of fully depreciated intangible assets was USD 66 thousand as at December 31, 2010.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

16. NON CURRENT ASSETS (Continued)

Impairment testing

        As at December 31, 2010, 2009, 2008 and 2007, the Group assessed whether there was any indication that assets may be impaired. No indication of impairment was identified. There was no change in assumptions that would result in impairment.

        The trademarks and domains, intangible assets with an indefinite useful economic life, were tested as at December 31, 2010, 2009, 2008 and 2007 for impairment. As the intangible assets are inherently linked to the sales of all products of the Group, total operations of the Group were considered to be a single cash generating unit. In order to allocate the cash inflows to the tested assets the "license analogy" method was used (it is also the same basis on which the value of the leased assets was determined upon inception of the lease).

        In determining the value in use, the Group used the following parameters:

  •
  projected revenues for the following 3 years from the date of each impairment test and the perpetuity growth of 5% p.a. after this period;

  •
  discount interest rate of 10.26% (representing a risk free rate of 10 year government bonds for Czech Republic of 4.09%, plus a capital markets risk rate of 4.29% multiplied by a beta factor of 0.6186, plus a risk rate for Czech Republic of 1.52% and an industry segment risk rate of 2%);

  •
  a license fee rate (a percentage of revenues deemed allocable to an independent license holder) decreasing from 0.67% to 0.4% p.a.

        As a result of all of the impairment tests the recoverable amount of tested assets exceeded their carrying value. As Group's management is not aware of any indications of impairment and given the results of the impairment tests, no impairment was recorded.

Finance leases

        Finance leases represents licenses for trademarks, Internet domains, software and other assets, described in notes 22 and 24. In December 2010, the trademarks and domains were purchased by the Group and are no longer classified as leased assets but owned assets.

The net carrying value of items under finance leases	Trademarks and domains	Avast!4 software	Other intangible assets	Total
December 31, 2007	893	990	1,204	3,087
December 31, 2008	893	495	1,070	2,458
December 31, 2009	893	—	936	1,829
December 31, 2010	—	—	802	802

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

16. NON CURRENT ASSETS (Continued)

Property, plant and equipment

	Equipment, furniture and fixtures	Vehicles	Leasehold improvements	Other	Total
Costs at January 1, 2007	—	—	—	—	—
Additions	157	132	—	112	401

Costs at December 31, 2007	157	132	—	112	401
Additions	85	46	—	80	211
Disposals	—	—	—	(119)	(119)

Costs at December 31, 2008	242	178	—	73	493
Additions	742	214	717	157	1,830
Disposals	(7)	—	—	(16)	(23)

Costs at December 31, 2009	977	392	717	214	2,300
Additions	173	268	15	147	603
Disposals	—	(42)	—	—	(42)

Costs at December 31, 2010	1,150	618	732	361	2,861

	Equipment, furniture and fixtures	Vehicles	Leasehold improvements	Other	Total
Acc. depreciations at January 1, 2007	—	—	—	—	—
Depreciation	(52)	(33)	—	(56)	(141)

Acc. depreciations at December 31, 2007	(52)	(33)	—	(56)	(141)
Depreciation	(89)	(40)	—	(108)	(237)
Disposals	—	—	—	119	119

Acc. depreciations at December 31, 2008	(141)	(73)	—	(45)	(259)
Depreciation	(116)	(70)	(49)	(118)	(353)
Cost of sales or liquidation	(1)	—	—	—	(1)
Disposals	7	—	—	16	23

Acc. depreciations at December 31, 2009	(251)	(143)	(49)	(147)	(590)
Depreciation	(262)	(98)	(144)	(148)	(652)
Cost of sales or liquidation	—	(3)	—	—	(3)
Disposals	—	42	—	—	42

Acc. depreciations at December 31, 2010	(513)	(202)	(193)	(295)	(1,203)

NBV at December 31, 2007	105	99	—	56	260
NBV at December 31, 2008	101	105	—	28	234
NBV at December 31, 2009	726	249	668	67	1,710
NBV at December 31, 2010	637	416	539	66	1,658

        The gross carrying amount of fully depreciated tangible assets was USD 265 thousand, USD 157 thousand and USD 10 thousand as at December 31, 2010, 2009 and 2008, respectively.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

17. TRADE AND OTHER RECEIVABLES, OTHER CURRENT ASSETS

	2007	2008	2009	2010
Trade receivables	448	430	1,846	2,296
Unbilled revenues	1,593	2,079	2,893	5,578
Other receivables	3	14	140	194

Total	2,044	2,523	4,879	8,068

        Trade receivables are non-interest bearing and are generally payable on 14 day terms. The fair value of receivables approximates to their carrying value due to their short term maturities.

        Unbilled revenues represent sold products (for which the revenue has been deferred over the term of the product license) but with invoice not yet issued.

        Other receivables as at December 31, 2010 and 2009 represent mainly advances paid and receivables from employees.

        Allowances against outstanding receivables that are considered doubtful were charged to income based on the analysis of their collectability in 2010, 2009, 2008 and 2007, respectively.

Amount
Allowances at January 1, 2007	—
Charged	17
Utilized	—

Allowances at December 31, 2007	17
Charged	44
Utilized	(10)

Allowances at December 31, 2008	51
Charged	134
Utilized	(46)

Allowances at December 31, 2009	139
Charged	82
Utilized	(79)
Allowances at December 31, 2010	142

        As at December 31, 2010, 2009, 2008 and 2007, receivables overdue for more than 180 days totaled USD 142 thousand, USD 139 thousand, USD 51 thousand and USD 17 thousand, respectively.

        The ageing analysis of trade receivables was as follows:

			Past due but not impaired
	Neither past due nor impaired	Past due 1 - 90 days	Past due more than 90 days	Past due more than 180 days	Past due more than 360 days	Total
As at December 31, 2007	59	301	88	—	—	448
As at December 31, 2008	51	357	22	—	—	430
As at December 31, 2009	1,171	580	95	—	—	1,846
As at December 31, 2010	1,514	755	27	—	—	2,296

        All receivables past due more than 180 days are considered impaired.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

17. TRADE AND OTHER RECEIVABLES, OTHER CURRENT ASSETS (Continued)

Other current assets

	2007	2008	2009	2010
Prepaid expenses	40	34	149	584
Tax receivables	31	28	93	762

        Prepaid expenses primarily represent items such as insurance paid up front and accrued over the lifetime of the insurance contracts (building or cars insurance). In 2010 the Group started to pay a fee for use of a spam filter, which is bundled with the Avast!5. The fees for use of the licenses and related withholding tax are deferred ratably for the same period as individual licenses of Avast!5 sold to customers. The balance of deferred expenses relating to these licenses is as at December 31, 2010 USD 464 thousand.

        Tax receivables represent value added tax receivable. Higher balance as at December 31, 2010 was caused by purchase of trademarks and domains in December 2010 (refer to notes 16 and 22).

18. CASH AND CASH EQUIVALENTS

        For the purpose of the statement of cash flows, cash and cash equivalents comprise of the following as of December 31:

	2007	2008	2009	2010
Cash on hand	7	28	9	6
Cash in bank	8,738	17,646	33,989	51,372

Total	8,745	17,674	33,998	51,378

        The fair value of cash and cash equivalents approximates to their carrying value due to their short term maturities.

        At December 31, 2010 and 2009 AVAST CZ had pledged the amount of CZK 10,000 thousand (USD 534 thousand and USD 544 thousand respectively) to Oberbank AG as collateral for the bank guarantee described in note 24. As the bank guarantee relates to the lease of the offices (as described in note 24) until May 31, 2014, the pledged term-account has been classified as a non-current asset.

        As at December 31, 2010, the Company had a term deposit contract which included an option to receive upon maturity the principle of USD 2 million plus interest in CZK provided that the current Czech National Bank exchange rate exceeds the stipulated exchange rate of CZK/USD 19.89. Due to the CZK/USD exchange rate of 18.751 at December 31, 2010, the Company considered the value of the option close to zero and not significant and therefore did not recognize the value of this embedded derivative as at December 31, 2010.

19. SHAREHOLDERS EQUITY

        The basic capital of the Group in 2007, 2008 and 2009 consists of AVAST CZ 2,000 registered shares of common stock in a certificate form, publicly non-tradable, fully subscribed and paid, with a nominal value of USD 47.3 (CZK 1,000) per share.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

19. SHAREHOLDERS EQUITY (Continued)

        Upon reorganization of the Group on August 20, 2010, such share capital was replaced by 36,000 convertible preference shares and 144,000 registered shares of common stock of AVAST BV in a certificate form, publicly non-tradable, fully subscribed and paid, with a nominal value of USD 0.1271 (EUR 0.1).

	Number of shares	Share capital	Share premium	Redemption obligation initial recognition	Other reserves
January 1, 2007	2,000	95	—	—	—

December 31, 2007	2,000	95	—	—	—
Contribution to other reserves	—	—	—	—	26

December 31, 2008	2,000	95	—	—	26
Granting of employee stock options	—	—	—	—	4,465

December 31, 2009	2,000	95	—	—	4,491
Group reorganization	178,000	(72)	98	(59,345)	—

Granting of employee stock options	—	—	—	—	4,919

December 31, 2010	180,000	23	98	(59,345)	9,410

        On May 19, 2010 AVAST CZ declared dividends of USD 14,304 thousand (CZK 300,000 thousand). The dividends were approved by AVAST BV. After the impact of changes in foreign exchange rates and including unpaid balance, dividends of USD 16,404 thousand were paid in 2010.

        On June 22, 2009, AVAST CZ declared dividends of USD 6,039 thousand (CZK 110,000 thousand). After the impact of changes in foreign exchange rates, dividends of 5,092 thousand were paid in 2009 and the remaining USD 514 thousand was recognized as part of other current liabilities.

        On June 19, 2008, AVAST CZ declared dividends of USD 2,182 thousand (CZK 34,000 thousand). After giving effect to the impact of changes in foreign exchange rates, dividends of USD 2,214 thousands were paid in 2008.

Preference shares

        Of the 180,000 issued shares, 36,000 are preference shares. In addition to the right of the holders of preference shares to convert them to common stock on a one-to-one basis and to have a representative on the management board, the holders of preference shares must pre-approve certain actions of the management board. Specifically, management board resolutions need prior approval of a meeting of holders of convertible preference shares in order to:

  •
  issue securities with senior or equal rights to the convertible preference shares;

  •
  incur debts, guarantees, capital expenditures, enter into sales, leases or other transactions in excess of 20% of total assets of the Group;

  •
  redeem or repurchase shares or dissolve or liquidate any of the companies making up the Group;

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

19. SHAREHOLDERS EQUITY (Continued)

  •
  distribute dividends in excess of a specific threshold or exceeding specific conditions;

  •
  enter into transactions with other shareholders, enter into specific transactions affecting trademarks and domains (described in note 22);

  •
  modify the employee compensations of Messrs. Kucera and Baudis; and other minor stipulations.

        The articles of association of AVAST BV also grant to holders of convertible preference shares specific rights in the event of dissolution of the Company in order to ensure that in such an event the holder of convertible preference shares receive the consideration paid for the shares.

Statutory and other reserve

        In accordance with Czech commercial law, companies are required to form an undistributable statutory reserve for contingencies against possible future losses and other events.

        Contributions must be at least 20% of after-tax profit in the first year in which profits are made and 5% of after-tax profit for each subsequent year, until the fund reaches at least 20% of share capital. The fund can only be used to offset losses. Other reserves of USD 26 thousand represent the full amount of these undistributable funds.

        The share premium of the Group relates to AVAST BV and the Group's reorganization on August 20, 2010, as described in note 2. The share capital of AVAST CZ of USD 95 thousand was on August 20, 2010 replaced in the consolidated statement of financial position by the share capital of AVAST BV of USD 23 thousand. Following the reorganization, the share capital of AVAST CZ was classified as share premium of the Group. At the time of Group's reorganization the equity of AVAST BV also included a share premium of USD 3 thousand and prior year losses of USD 34 thousand.

        As described in note 22, the fair value of stock options granted to employees on August 18, 2010 was recorded as a personnel expense with a corresponding entry to statutory and other reserves.

Redemption obligation

        In connection with the acquisition of preferred shares in the Company, Summit entered into the Shareholders' Agreement pursuant to which Summit has the right to require the redemption of the preferred shares for a cash amount equal to its initial investment amount of USD 100 million commencing on August 20, 2015. In addition, Summit has the right to have require the redemption of the preferred shares for the greater of (i) its initial investment amount of USD 100 million and (ii) the amount it would receive if it converted the preferred shares into common shares in the case of a trade sale of the Company, the dissolution or winding up of the Company or the acceleration of the senior debt of the Group. The Company's ability to redeem the shares is subject, among other things, to financial tests applied under Dutch law at the time of the redemption and approval of the Company's shareholders. Based on consultation with counsel about the enforceability of the redemption provisions under Dutch and English law and its analysis of the likelihood of the occurrence of the situations giving rise to the redemption right, the Company has concluded that the most likely scenario in which the redemption right would be exercised is in the case where shares are held as of August 20, 2015 and that, in that situation, the redemption price would be the

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

19. SHAREHOLDERS EQUITY (Continued)

investment amount of USD 100 million. To reflect the redemption right, the Company has recorded a non-current liability of USD 59,345 thousand on August 20, 2010 with a corresponding debit entry to equity. The initial amount of the liability was calculated as the present value of USD 100 million discounted from August 20, 2015 on an annual basis at a rate of 11.00% per annum, representing the Company's estimated 5-year borrowing rate as at August 20, 2010. Amortization of the discount of USD 2,291 thousand during the period from August 21, 2010 through December 31, 2010 was recognized as an interest expense within financial expenses.

        In connection with the Company's anticipated initial public offering, the Company and the parties to the Shareholders' Agreement intend to enter into an Amended and Restated Shareholders' Agreement, effective immediately prior to the closing of the offering, which will terminate substantially all of the provisions of the existing Shareholders' Agreement, including the redemption provisions, and leave in effect limited information rights and registration rights provisions.

        As a consequence of the initial recognition of the redemption obligation, total shareholders' equity as at December 31, 2010 is negative. This does not have any negative effect on the Company's operations as the Company expects to have sufficient assets to meet all expected obligations.

20. PROVISIONS

        The movements in the provision accounts were as follows:

	Accrued vacation provision	Provision for restoration of the leased premises
At January 1, 2007	—	—
Additions	—	—
Deductions	—	—

At December 31, 2007	—	—
Additions	26	—
Deductions	—	—

At December 31, 2008	26	—
Additions	103	204
Unwinding of discount	—	7
Deductions	(15)	—

At December 31, 2009	114	211
Additions	116	—
Unwinding of discount	—	14
Deductions	(114)	(4)

At December 31, 2010	116	221

        The Group creates short term provisions for accrued employee vacation to be taken or compensated for in the following accounting period.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

20. PROVISIONS (Continued)

        Pursuant to the lease of its headquarters building in Prague, the Group is obliged to return the premises to their original condition upon termination of the lease.

        The provision for restoration of the leased premises has been calculated as the net present value of expected construction costs. The discount rate of 6.7% used by AVAST CZ was based on the current yield of Czech state bonds. The provision is expected to be utilized at the end of the lease term on May 31, 2014.

21. LIABILITIES

        As at December 31, 2010, 2009, 2008 and 2007, the Group had no overdue current payables.

        As at December 31, 2010, 2009, 2008 and 2007 the Group had no current payables that were secured by collateral or guarantees in favor of a creditor.

        The fair value of trade and other payables approximates to their carrying value due to their short term maturities.

        Deferred revenue includes in particular accrued revenues from provided software license agreements, which are recognized into income ratably over the length of the license term, which ranges from 12 to 36 months.

        Lease liabilities represent leased intangible assets, as described in notes 22 and 24.

        Redemption obligation represents the present value of the non-current liability described in notes 5 and 19.

22. RELATED PARTY DISCLOSURES

Compensation of key management personnel of the Group

        The members of statutory and supervisory bodies, directors and executive officers were granted no loans, guarantees or advances in 2010, 2009, 2008 and 2007.

        Benefits granted to members of statutory and supervisory bodies and to directors and executive officers consist of, aside from salaries and social security contributions, the use of company cars and mobile phones for both business and private purposes, and of a contribution for additional pension insurance.

	2007	2008	2009	2010
Short term employee benefits	78	536	1,516	2,213
Share based payments	—	—	4,465	4,919

Total	78	536	5,981	7,132

        The table above shows, aside from the compensations of key management personnel of the Group (as disclosed in the note 12), the remuneration of employees of the Group that are considered related parties under IAS 24 Related party disclosures.

Equity Incentive Plan

        In 2009, AVAST CZ initiated an equity incentive plan under which an eligible employee of the Company would be granted an option to purchase 5% of AVAST BV shares (9,000) for EUR 0.01 per share from the existing shareholders. The conditions of the grant were formalized and communicated to the employee on August 18, 2010, which the Group considers to be the grant date of the equity incentive plan. The equity incentive plan established conditions related to the performance of the eligible employee since the commencement of his employment on May 4, 2009,

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

22. RELATED PARTY DISCLOSURES (Continued)

therefore the fair value of the shares granted is recognized as a service expense over the period from May 4, 2009 until the end of vesting period on December 31, 2011.

        At the grant date of August 18, 2010, 5,175 of the 9,000 shares were already vested. 225 shares vest at the end of each month until December 31, 2011. There is an exception to this monthly vesting schedule in 2011, with but no shares vesting on January 31, 2011 and February 28, 2011 but 675 shares vesting on March 31, 2011. In the remaining 9 months of 2011 225 shares vest at the end of each month.

        The fair value of the 5% share in AVAST BV was determined by an independent external valuer, Financial Strategies Consulting Group, LLC., as USD 10,118 thousand. The grant of shares also contained a surrender clause with defined sales targets for the year 2010 and 2011. If either of these targets are not met, the equivalent of the shares granted would be returnable to the original shareholders. As of December 31, 2010 there was no indication that the sales targets would not be met the Group.

        Based on the vesting periods described above, the expenses of the equity incentive plan in the total amount of USD 10,118 thousand were to be allocated to personnel expenses in the following manner:

Vesting period	Amount USD thousand
2nd Quarter of 2009	1,070
3rd Quarter of 2009	1,698
4th Quarter of 2009	1,697
1st Quarter of 2010	1,661
2nd Quarter of 2010	1,679
3rd Quarter of 2010	1,151
4th Quarter of 2010	428
1st Quarter of 2011	341
2nd Quarter of 2011	215
3rd Quarter of 2011	129
4th Quarter of 2011	49

Total	10,118

Other related party transactions

ALWIL Software partnership

        In November 2008, AVAST CZ entered into a license agreement with Messrs. Eduard Kucera and Pavel Baudis, the founders of AVAST CZ and its sole shareholders at the time. Pursuant to the license agreement, Messrs. Kucera and Baudis granted AVAST Software a.s. an exclusive, unrestricted, perpetual, worldwide, sub-licensable right to use all then existing versions of avast! antivirus software; all virus and user databases, development and administration software tools and computer programs related to updating, supporting and distributing antivirus software; all know-how related to the development and distribution of antivirus software; two Czech and one U.S. trademarks for "AVAST" and the domain names "avast.com" and "avast.cz." The licensed assets were previously developed by Alwil Software, an unincorporated partnership through which Messrs. Kucera and Baudis conducted antivirus software development activities prior to December 31, 2006.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

22. RELATED PARTY DISCLOSURES (Continued)

        Pursuant to this agreement, the Group paid the fees of CZK 12,137 thousand (approximately USD 647 thousand using exchange rate valid as at December 31, 2010) in each of the years 2007, 2008, 2009 and 2010.

        The license agreement was amended on December 23, 2010 in connection with a full assignment of all formerly licensed trademarks and domain names by Messrs. Kucera and Baudis to AVAST Software a.s. pursuant to a separate assignment agreement in order to provide Avast CZ with full control over these assets. In connection with the assignment, AVAST CZ paid CZK 56.6 million (USD 3,038 thousand) to Messrs. Kucera and Baudis and the monthly fee was decreased to CZK 656,000 (approximately USD 420 thousand per year) payable through December 2016.

        The details of the payables relating to the license agreement are disclosed in note 24.

Nadacní fond AVAST

        AVAST CZ provided gifts in amount of USD 259 thousand to the foundation "Nadacní fond AVAST". The foundation was established by AVAST CZ and it distributes the gifts to other charities and foundations in the Czech Republic. The foundation is considered to be a related party as spouses of Messrs. Kucera and Baudis are the management board of the foundation.

Summit Partners

        The Group recognized from August 20, 2010 a redemption obligation relating to preference shares held by Summit Partners. The redemption obligation is described in notes 5 and 19.

23. FINANCIAL RISK MANAGEMENT

        The Group's classes of financial instruments correspond with the line items presented in the consolidated statement of financial position.

        The management of the Group identifies the financial risks that may have adverse impact on the business objectives and through active risk management mitigates these risks to acceptable level.

        The risks related to the Group's financial assets and liabilities, and sales and expenses are in particular credit risks and exposure to the fluctuations of foreign currency.

Credit risk

        The outstanding balances of receivables are monitored on the regular basis and the aim of the management is to minimize exposure of credit risk to single counterparty or similar group of counterparties. As of December 31, 2010, 2009, 2008 and 2007 there is no significant concentration of credit risk as there were no individually significant end users of licenses. The Group did not issue any guarantees or credit derivatives. The ageing of receivables is part of monthly management reports and is regularly monitored and followed up by Group management.

        The largest volume of sales is realized through Group's online reseller Digital River. The Group recorded unbilled revenues from Digital River in amount of USD 4,519 thousand, USD 2,737

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

23. FINANCIAL RISK MANAGEMENT (Continued)

thousand, USD 1,292 thousand and USD 912 thousand as at December 31, 2010, 2009, 2008 and 2007, respectively.

Foreign currency risk

        The Group invoices mainly in USD. However, there are some transactional currency exposures that arise from sales and purchases in other currencies, such as EUR, CZK and other. The Group does not use any hedging instruments.

        Revenues in different currencies in % of total sales:

	2007	2008	2009	2010
USD	70%	72%	71%	60%
EUR	23%	24%	26%	38%
CZK	5%	3%	2%	1%
Other	2%	1%	1%	1%

Total	100%	100%	100%	100%

        The table above shows revenues in individual currencies, as recorded in the statement of comprehensive income. As revenues represent sales of software licenses, the revenues are accrued over the duration of the license, despite payment being received at the start of the license period. Given that the release of deferred revenues is performed using the exchange rates valid at the start of the license term, they are not subject to foreign currency risk. Financial assets and liabilities in different currencies, net (in USD thousand):

	2007	2008	2009	2010
USD	5,960	6,112	16,431	40,416
EUR	3,415	4,142	18,779	(34,377)
CZK	(3,046)	5,893	(1,725)	(12,699)
other	226	329	692	935

Total	6,555	16,476	34,177	(5,725)

        The financial assets and liabilities include cash and cash equivalents, trade and other receivables and trade and other payables, the redemption obligation and lease liabilities. All remaining assets and liabilities in foreign currencies are immaterial or not subject to exchange rate exposure (such as property, plant and equipment).

        The table below presents the sensitivity of the profit before tax due to a reasonable change in EUR, CZK and other currencies and the impact on financial assets and liabilities of the Group. The sensitivity analysis is prepared under the assumption that the other variables are constant. The analysis against USD is based solely on the net balance of cash and cash equivalents, trade and other receivables and trade and other payables.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

23. FINANCIAL RISK MANAGEMENT (Continued)

        As at December 31, 2007

	% change	Profit/ (loss)
EUR	+-10%	342 / (342)
CZK	+-10%	(305) / (305)
Other	+-10%	23 / (23)

        As at December 31, 2008

	% change	Profit/ (loss)
EUR	+-10%	414 / (414)
CZK	+-10%	589 / (589)
Other	+-10%	33 / (33)

        As at December 31, 2009

	% change	Profit/ (loss)
EUR	+-10%	1,878 / (1,878)
CZK	+-10%	(173) / (173)
Other	+-10%	69/ (69)

        As at December 31, 2010

	% change	Profit/ (loss)
EUR	+-10%	(3,438) / 3,438
CZK	+-10%	1,270 / (1,270)
Other	+-10%	94 / (94)

Interest rate risk

        Apart from the lease liability described in note 24 the Group does not have any interest bearing liabilities. The Group keeps all its available cash in current bank accounts except for use of term deposit contracts (for details refer to note 18) with a fixed interest rate and maturity not exceeding three months. The term deposit contracts contain an embedded currency exchange options, however the fair value of these embedded derivatives are close to zero and immaterial.

Liquidity risk

        The Group performs regular monitoring of its liquidity position to keep sufficient finance sources to settle its liabilities and commitments. As at December 31, 2010, 2009, 2008 and 2007 the Group's current ratio (current assets divided by current liabilities) was 1.51, 1.55, 1.49 and 1.28, respectively.

        Trade and other payables are due in 3 months at latest. For aging structure of lease liabilities refer to note 24.

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

23. FINANCIAL RISK MANAGEMENT (Continued)

Capital management

        The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholders' value.

        Capital includes equity attributable to the equity holders of the parent. The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

        The Group monitors capital using gearing, which is net debt divided by equity. The Group includes within net debt all current and non-current liabilities, less cash and cash equivalents.

	2007	2008	2009	2010*
Current and non-current liabilities	(14,729)	(21,510)	(36,432)	(52,237)
Less: cash and short-term deposits	8,745	17,674	33,998	51,378
Net debt	(5,984)	(3,836)	(2,434)	(859)

Equity	654	4,108	11,265	19,075

Gearing ratio	9.150	0.934	0.216	0.045

*
Note—The Group does not consider the redemption obligation and any of the associated accounting entries in monitoring and managing capital.

24. COMMITMENTS

Bank guarantee

        AVAST CZ concluded bank guarantees as at December 31, 2010 up to the limit of CZK 7,000 thousand (USD 373 thousand), from which EUR 250 thousand (USD 334 thousand) was drawn. The conclusion of the bank guarantee was a pre-requisite for the lease of the offices of AVAST CZ (described below).

Operating lease commitments

        The Group has entered into a commercial lease for non-residential premises on April 8, 2009 (refer to note 20). The lease expires in five years on May 31, 2014. Future minimum rentals payable under non-cancellable operating leases as at December 31, are as follows (the lease is denominated in EUR, the future lease payments have been recalculated to USD at year end using the valid exchange rates):

	2007	2008	2009	2010
Within one year	—	—	717	665
After one year but not more than five years	—	—	2,450	1,608

Total	—	—	3,167	2,273

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

24. COMMITMENTS (Continued)

Finance lease commitments

        The Group leased the trademarks, domains and other intangible assets from ALWIL software association. The payment period was originally 10 years, however part of the leased assets were prematurely purchased by the Group (the trademarks and domains) in December 2010. The balance of lease liabilities as at December 31, 2010 therefore represents the liability related to the remaining other intangible assets. As the lease contracts are denominated in CZK, the lease liability is revalued at the end of each year to USD using the valid exchange rate.

        The interest rate implicit to the lease represents the cost of capital which was used in transaction price determination of the leased assets. The interest rate of 8.73% was calculated based on the risk free rate of return which was modified for relevant country and industry specific risk factors.

        Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2007		2008		2009		2010
	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	671	637	627	594	661	625	420	401
After one year but not more than five years	2,686	2,005	2,509	1,862	2,643	1,944	1,680	1,295
More than five years	2,686	1,356	1,882	981	1,322	709	420	259
Total minimum lease payments	6,043	3,998	5,018	3,437	4,626	3,278	2,520	1,955
Less amounts representing finance charges	(2,045)		(1,581)		(1,348)		(565)

Present value of minimum lease payments	3,998		3,437		3,278		1,955

        The balances of lease liabilities as at December 31, 2009, 2008 and 2007 reflect the lease liabilities at the given balance sheet dates, without reflecting the purchase of part of the leased assets in December 2010. The balance of lease liabilities as at December 31, 2010 takes into account the purchase of trademarks and domains, hence the significant decrease of lease liabilities compared to the previous accounting period.

25. SUBSEQUENT EVENTS

        On June 30, 2011, the Group established an employee stock option plan pursuant to which selected employees were granted an option to acquire shares in Avast Software B.V. As at the date of these financial statements a total of 8,676 stock options were granted, of which 6,480 have vesting periods starting from July 1, 2011 and ending on June 30, 2015 and an exercise price of USD 2,777.78. The remaining 2,196 stock options were granted on December 8 and December 30,

Avast Software B.V.

Financial Statements for the Year Ended December 31, 2010 (Continued)

25. SUBSEQUENT EVENTS (Continued)

2011 with an exercise price of USD 4,222.23 per share with vesting periods ending in December 2014.

        On December 30, 2011, the exercise price of 3,240 stock options was increased from USD 2,777.78 per share to USD 5,330 per share, with all remaining conditions remaining unchanged. The Group compared the fair value of the original option grant as at December 30, 2011 to the fair value of the modified options. As there was no incremental fair value, the modification of the exercise price had no accounting impact.

        Commencing on July 1, 2011, AVAST Software a.s. leased additional office space within its principal office premises, with the monthly lease expense increasing from approximately EUR 41 thousand (USD 60 thousand) to EUR 51 thousand (USD 74 thousand).

        On July 19, 2011, AVAST Software a.s. incorporated in the State of Delaware a U.S. subsidiary, AVAST Software, Inc. The aim of the Group is to establish an office in the United States to support further growth. As at the date of these financial statements, the subsidiary has two employees and has rented office premises in San Mateo, California.

        On August 31, 2011 Avast Software B.V. acquired a dormant company and renamed it as AVAST Software Deutschland GmbH. The purchase price was EUR 27 thousand (USD 39 thousand). The company is intended to help to increase the market share in Germany as well as employ a small team of software developers.

        On September 21, 2011, Avast Software B.V. purchased an Austrian company, ITAgents interactive software solutions GmbH, for USD 1,400 thousand, with an additional USD 200 thousand payable one year after the purchase and under the condition that the founders of the company remain as employees through that date. The purpose of the acquisition was to obtain access to the company's intellectual property.

        On December 21, 2011, the Company filed a Form F-1 registration statement with the United States Securities and Exchange Commission. As of the date of these financial statements neither a date, nor other terms of an initial public offering, has been approved by the shareholders of the Group.

        On December 8, 2011, the management board of the Group proposed to the shareholders of the Group an interim dividend from the current year profit of USD 22,016 thousand, representing the USD equivalent of EUR 16,405 thousand at the exchange rate from December 8, 2011. A resolution of shareholders of the Group approved this dividend on December 19, 2011. Of the approved dividends, USD 19,552 thousand was paid out on December 21, 22 and 23, 2011, with a payment of the residual amount of USD 659 thousand on January 13, 2012. The withholding tax of EUR 1,384 thousand (USD 1,767 thousand) was paid to the Dutch tax authorities on January 13, 2012.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(USD '000)

		For the Six Months Ended
	Notes	June 30, 2010	June 30, 2011 Restated*
REVENUES	8	20,238	37,874
Cost of revenues	9	1,782	2,344

GROSS PROFIT		18,456	35,530
Operating costs
Sales and marketing	9	1,448	2,738
Research and development	9	1,299	2,759
General and administrative	9	5,528	4,216

OPERATING PROFIT		10,181	25,817
Finance income and expenses, net		(3,335)	3,544

PROFIT BEFORE TAX		6,846	29,361
Income tax	12	2,457	4,794

PROFIT FOR THE PERIOD		4,389	24,567
Foreign exchange differences		—	(4,906)

COMPREHENSIVE INCOME FOR THE PERIOD		4,389	19,661

Total profit for the financial period attributable to equity holders of the parent		4,389	24,567
Total Comprehensive income for the financial period attributable to equity holders of the parent		4,389	19,661
Earnings per share (in USD per share)
Basic and diluted	16	24.38	136.48

*
Note—Certain numbers shown here do not correspond to the originally prepared interim financial statements for the six months ended June 30, 2011, dated December 8, 2011, and reflect adjustments made as detailed in Note 4.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(USD '000)

	Notes	December 31, 2010 Restated*	June 30, 2011 Restated*	June 30, 2011 Pro-Forma
ASSETS
Non-current assets
Property, plant and equipment	13	1,658	1,637
Intangible assets	13	5,728	5,211
Deferred tax assets		2,600	2,987
Non-current financial assets		534	594

		10,520	10,429
Current assets
Trade and other receivables	14	8,068	9,334
Prepaid expenses		584	447
Tax receivables		762	133
Cash and cash equivalents	15	51,378	84,257

		60,792	94,171
TOTAL ASSETS		71,312	104,600

SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital		23	23
Share premium, statutory and other reserves		9,508	10,064
Redemption obligation initial recognition	4	(59,345)	(59,345)
Translation difference		(3,051)	(7,957)
Retained earnings		10,304	34,871

		(42,561)	(22,344)
Non-current liabilities
Redemption obligation	4	61,636	64,938
Provisions	17	221	254
Lease liability		1,554	1,589
Deferred revenues		10,331	10,434

		73,742	77,215
Current liabilities
Trade and other payables		1,083	1,409
Lease liability		401	447
Provisions	17	116	280
Tax liabilities		3,446	3,087
Deferred revenue		34,054	43,058
Other current liabilities		1,031	1,448

		40,131	49,729
EQUITY AND LIABILITIES		71,312	104,600

*
Note—Certain numbers shown here do not correspond to the originally prepared interim financial statements for the six months ended June 30, 2011, dated December 8, 2011, and reflect adjustments made as detailed in Note 4.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(USD '000)

	Share capital	Share premium, statutory and other reserves	Redemption obligation	Translation difference	Retained earnings	Total equity
At December 31, 2009	95	4,491	—	—	6,679	11,265
Result of the six months ended June 30, 2010	—	—	—	—	4,389	4,389

Comprehensive income for the period	—	—	—	—	4,389	4,389
Shares granted to employees	—	3,339	—	—	—	3,339
Dividends distribution	—	—	—	—	(14,304)	(14,304)

At June 30, 2010	95	7,830	—	—	(3,236)	4,689
Result of the six months ended December 31, 2010	—	—	—	—	13,574	13,574
Other comprehensive income	—	—	—	(3,051)	—	(3,051)

Comprehensive income for the period			—	(3,051)	13,574	10,523
Redemption obligation—initial recognition	—	—	(59,345)	—	—	(59,345)
Shares granted to employees	—	1,580	—	—	—	1,580
Group reorganization	(72)	98	—	—	(34)	(8)

At December 31, 2010 restated*	23	9,508	(59,345)	(3,051)	10,304	(42,561)
Result of the six months ended June 30, 2011	—	—	—	—	24,567	24,567
Other comprehensive income	—	—	—	(4,906)	—	(4,906)

Comprehensive income for the period	—	—	—	(4,906)	24,567	19,661
Shares granted to employees	—	556	—	—	—	556
Dividends distribution	—	—	—	—	—	—

At June 30, 2011 restated*	23	10,064	(59,345)	(7,957)	34,871	(22,344)

*
Note—Certain numbers shown here do not correspond to the originally prepared interim financial statements for the six months ended June 30, 2011, dated December 8, 2011, and reflect adjustments made as detailed in Note 4.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011

CONSOLIDATED STATEMENT OF CASH FLOWS
(USD '000)

	For the Six Months Ended
	June 30, 2010	June 30, 2011 Restated*
Cash flows from operating activities
Profit before tax	6,846	29,361
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation	300	328
Amortization	445	515
Creation of provisions and allowances	(34)	197
Interest income	(7)	(67)
Interest expense	145	102
Unwinding of discount on redemption	—	3,302
Shares granted to employees	3,339	556
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	3,722	(2,858)
Unrealized foreign exchange gains and losses and other non-cash transactions	(666)	(4,326)
Working capital adjustments:
Increase in trade and other receivables	(1,329)	(574)
Increase in trade and other payables	192	738
Increase in deferred revenues	7,596	9,107
Interest paid	(6)	(8)
Income tax paid	(2,687)	(5,888)

Net cash flows from operating activities	17,856	30,485

Cash flows from investing activities
Acquisition of property and equipment	(191)	(304)
Acquisition of intangible assets	(90)	—
Interest received	7	67

Net cash used in investing activities	(274)	(237)

Cash flows from financing activities
Dividends paid	(2,151)	—
Lease payments	(312)	(227)

Net cash used in financing activities	(2,463)	(227)

Net increase in cash and cash equivalents	15,119	30,021
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(3,722)	2,858
Cash and cash equivalents at beginning of period	33,998	51,378

Cash and cash equivalents at end of period	45,395	84,257

*
Note—Certain numbers shown here do not correspond to the originally prepared interim financial statements for the six months ended June 30, 2011, dated December 8, 2011, and reflect adjustments made as detailed in Note 4.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011

1. CORPORATE INFORMATION

        Avast Software B.V. and AVAST Software a.s. ("the Group") develop Internet security software and related solutions for individuals and businesses.

        Messrs. Kucera and Baudis established the ALWIL Software partnership in 1991. On December 18, 2006 all the activities of the partnership were transferred to a joint stock company AVAST Software a.s ("AVAST CZ") incorporated in the Czech Republic (originally under the name "ALWIL Software a.s.").

        The parent company of the Group, Avast Software B.V. ("AVAST BV") was incorporated on January 17, 2006 in the Netherlands as a non-trading holding company.

        In connection with the reorganization of the Group, completed on August 20, 2010, the shareholders of AVAST CZ transferred all their shares in AVAST CZ to AVAST BV through a contribution in kind. As a result of the reorganization AVAST BV owns 100% of AVAST CZ's share capital, though all the business activities of the Group continue to be conducted by AVAST CZ.

Registered office

Avast Software B.V.	AVAST Software a.s.
Prins Bernhardplein 200	Budejovická 1518/13a
Amsterdam, 1097JB	Praha 4 Michle, 140 00
Netherlands	Czech Republic

Identification number

171 82 514	276 36 917

        The Group's shareholders as of June 30, 2011 were as follows:

  36,06% RNDr. Eduard Kucera

  36,06% Ing. Pavel Baudis

  20,00% Summit Partners ("Summit")

  7,88% Other

        AVAST BV has issued 180,000 shares, of which 36,000 shares held by Summit are convertible preference shares and the remaining 144,000 shares are common stock.

        Summit holds an option to purchase an additional 5% of common stock of AVAST BV from the existing shareholders for USD 25,000 thousand. The option expires on August 20, 2012.

        Summit also holds an option to request redemption of its preference shares (see note 4).

2. BASIS OF CONSOLIDATION

        The Group reorganization referred to in note 1 did not represent a business combination since there was no change of economic substance since there was no real change to the composition of the group. The Group reorganization was accounted for as a continuation, i.e. the accompanying

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

2. BASIS OF CONSOLIDATION (Continued)

consolidated financial statements of the Group are a combination of the financial statements of both companies as follows:

For the Six Month Ended June 30, 2010:

        The financial statements reflect the results of AVAST CZ only.

For the Six Months Ended June 30, 2011 and Year Ended December 31, 2010

        The Group's share capital is represented by AVAST CZ's share capital prior to the restructuring on August 20, 2010 and AVAST BV share capital is presented following the restructuring.

        The difference between AVAST CZ's share capital and AVAST BV's share capital at the date of reorganization is reflected in share premium. The previous profit reserves of AVAST CZ continue to be reflected in the consolidated equity/retained earnings.

        The assets and liabilities of the combined entities are reflected at their carrying amounts. No adjustments were made to reflect fair values, or recognize any new assets or liabilities, that would otherwise be reflected or recognized, had the reorganization been considered a business combination in accordance with IFRS. The statement of comprehensive income includes the results of AVAST CZ for the full year and for AVAST BV as from the date of the reorganization.

        The date of authorization for issue of these consolidated interim financial statements is March 30, 2012.

3. BASIS OF PREPARATION

        The interim consolidated financial statements for the six months ended June 30, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The interim consolidated financial statements do not include all information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2010.

        The pro forma statement of financial position reflects the payment of an interim dividend of USD 22, 016 thousand (declared on December 8, 2011) and an interim dividend of                          , expected to be declared and paid in April 2012.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accounting policies used in preparing the interim consolidated financial statements for the six months ended June 30, 2011 are set out in the annual consolidated financial statements for the year ended December 31, 2010. There have not been any changes to accounting policies since the latest annual financial statements.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restatement of financial statements

        The Group has applied the procedures set by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors relating to the presentation of the redemption obligation and associated accounting entries, described in note 16.

        In connection with the acquisition of preferred shares in the Company, Summit entered into the Shareholders' Agreement pursuant to which Summit has the right to require the redemption of the preferred shares for a cash amount equal to its initial investment amount of USD 100 million commencing on August 20, 2015. In addition, Summit has the right to require the redemption of the preferred shares for the greater of (i) its initial investment amount of USD 100 million and (ii) the amount it would receive if it converted the preferred shares into common shares in the case of a trade sale of the Company, the dissolution or winding up of the Company or the acceleration of the senior debt of the Group. The Company's ability to redeem the shares is subject, among other things, to financial tests applied under Dutch law at the time of the redemption and approval of the Company's shareholders. In connection with the Company's anticipated initial public offering, the Company and the parties to the Shareholders' Agreement intend to enter into an Amended and Restated Shareholders' Agreement, effective immediately prior to the closing of the offering, which will terminate substantially all of the provisions of the existing Shareholders' Agreement, including the redemption provisions, and leave in effect limited information rights and registration rights provisions. Accordingly, following the amendment, classification of the redemption obligation as a liability pursuant to IAS 32 will not be required. Nevertheless, the Company has reviewed the treatment of the redemption provision before conversion of the preferred stock and has determined that, pursuant to IAS 32, the preferred stock represents a liability. Since that liability must be reflected in the Company's financial statements as of and for the six months ended June 30, 2011, the Company has restated the financial statements to reflect that fact.

        The Group has re-issued the financial statements for the year ended June 30, 2011 and corrected this omission. As a result of the re-issuance of these financial statements, the following adjustments were made:

        As of and for the six month period ended June 30, 2011:

Consolidated statement of financial position

  •
  The recording of a new financial statement caption "Redemption obligation initial recognition" within equity in the amount of USD 59,345 thousand, representing the present value of the obligation as at August 20, 2010.

  •
  The recording of a new financial statement caption "Redemption obligation" within non-current liabilities in the amount of USD 64,938 thousand, representing the present value of the obligation as at June 30, 2011.

  •
  Increase of USD 754 thousand in retained earnings due to unwinding of the discounted obligation between August 20, 2010 and December 31, 2010 in the amount of USD 2,291 thousand and a foreign exchange gain from the retranslation of the redemption obligation as at December 31, 2010 of USD 3,045 thousand.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Increase of USD 2,348 thousand in retained earnings due to unwinding of the discounted obligation between December 31, 2010 and June 30, 2011 in the amount of USD 3,302 thousand, a foreign exchange gain from the retranslation as at June 30, 2011 of the redemption obligation of USD 4,896 thousand and an increase of USD 734 thousand carried forward to December 31, 2010.

  •
  Decrease of USD 3,045 thousand in translation differences as at December 31, 2010 and USD 7,941 thousand as of June 30, 2011 corresponding to a foreign exchange gain from the retranslation of the redemption obligation.

Consolidated statement of comprehensive income

  •
  Decrease of USD 3,302 thousand in finance income and expenses, net, representing the unwinding of the discounted obligation between December 31, 2010 and June 30, 2011.

  •
  Increase of finance income and expenses, net by USD 4,896 thousand due to a foreign exchange gain from the retranslation of the redemption obligation as at and for the six month period ended June 30, 2011.

  •
  Decrease of USD 4,896 thousand in translation differences corresponding to a foreign exchange gain from the retranslation of the redemption obligation as at and for the six month period ended June 30, 2011.

Consolidated statement of changes in shareholders' equity

  •
  Increase of USD 1,594 thousand in the result for the period and USD 2,348 thousand in retained earnings as at June 3, 2011, representing a finance expense from the unwinding of the discounted obligation between December 31, 2010 and June 30, 2011 in the amount of USD 3,302 thousand and a foreign exchange gain from the retranslation of the redemption obligation as at and for the six month period ended June 30, 2011 in the amount of USD 4,896 thousand and an increase of USD 754 thousand in comprehensive income and retained earnings carried forward from December 31, 2010.

  •
  Increase of result for the year and retained earnings as at December 31, 2010 in the amount of USD 754 thousand due to a foreign exchange gain from the retranslation of the redemption obligation of USD 3,045 thousand, compensated by a financial expense in the amount of USD 2,291 thousand representing the unwinding of the discounted obligation between August 20, 2010 and December 31, 2010.

  •
  Decrease of USD 3,045 thousand in translation differences as at December 31, 2010 and USD 7,941 thousand as at June 30, 2011 as a result of the translation difference corresponding to the foreign exchange translation of the redemption obligation.

  •
  Decrease of comprehensive income of USD 3,302 thousand for the six month period ended June 30, 2011 and USD 2,291 thousand for the year ended December 31, 2010 due to the unwinding of the discount of the redemption obligation.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidated statement of cash flows

  •
  Increase of USD 1,594 thousand in profit before tax representing the unwinding of the discounted obligation between December 31, 2010 and June 30, 2011 of USD 3,302 thousand, compensated by a foreign exchange gain from the retranslation of the redemption obligation as at and for the six month period ended June 30, 2011 in the amount of USD 4,896 thousand.

  •
  The recording of a new financial statement caption "Unwinding of discount on redemption obligation" within Non-cash adjustments in the amount of USD 3,302 thousand, representing the unwinding of the discounted obligation between December 31, 2010 and June 30, 2011.

  •
  Decrease in unrealized foreign exchange gains and losses and other non-cash transactions in the amount of USD 4,896 thousand corresponding of a foreign exchange gain from the re-translation of the redemption obligation as at June 30, 2011.

Earnings per share

  •
  Increase in earnings per share from USD 127.63 per share to USD 136.48 per share

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

        The preparation of financial statements in accordance with IFRS requires the use of estimat es and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during reporting periods.

        Since the latest annual financial statements there have not been any changes to significant estimates and assumptions applied other than the redemption obligation described below.

Redemption obligation

        The Group calculated the present value of the redemption obligation described in note 19 using a discount rate of 11.00% per annum, representing the Company's estimated 5-year borrowing rate as at August 20, 2010 when the redemption obligation was initially recognized. The discount rate was determined based on trading prices of debt instruments issued by companies with credit characteristics believed to be similar to those of the Group. Based on the coupons and trading prices of these debt instruments, a median return requirement of 11.00% per annum was used.

        The Group has analyzed the term of the redemption obligation and based on advice from legal counsel, concluded that the obligation will most likely be settled on August 20, 2015.

        Neither the recognition of the redemption obligation nor any of the associated accounting entries are expected to have any tax implications.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

6. ADOPTION OF NEW AND REVISED STANDARDS

        Adoption of the following new or revised standards and interpretations since December 31, 2010 did not have any impact on the accounting policies, financial position or performance of the Group:

  IAS 24 Related Party Disclosures (Amendment)

          It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities.

  IAS 32 Financial Instruments: Presentation—Classification of Rights Issues (Amendment)

          Amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity's non-derivative equity instruments, or to acquire a fixed number of the entity's own equity instruments for a fixed amount in any currency.

  IFRIC 14 Prepayments of a minimum funding requirement (Amendment)

          The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset.

  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

          The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss.

        An adoption of the following improvements to standards since December 31, 2010 did not have any impact on the accounting policies, financial position or performance of the Group:

  Improvements to IFRS

    IFRS 3: Business combinations

    IFRS 7: Financial Instruments: Disclosures

    IAS 1: Presentation of Separate Financial Statements

    IAS 27: Consolidated and Separate Financial Statements

    IFRIC 13: Customer Loyalty Programmes

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

6. ADOPTION OF NEW AND REVISED STANDARDS (Continued)

        The Group has not applied the following new or revised standards and interpretations that have been issued, but are not yet effective:

  IFRS 9 Financial Instruments: Classification and Measurement

          IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and liabilities as defined in IAS 39. The standard is currently effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address, hedge accounting, impairment of financial assets and derecognition. The completion of this project is expected in 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets. The Group is in process of evaluating the effect of adopting IFRS 9.

  IFRS 10 Consolidated Financial Statements

          IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after 1 January 2013. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard will have no impact on the Group upon implementation.

  IFRS 11 Joint Arrangements

          IFRS 11 Joint Arrangements modifies the accounting for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account or interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after 1 January 2013. The Group is not engaged in any joint arrangements and expects no impact upon implementation of this standard.

  IFRS 12 Disclosure of Interests in Other Entities

          IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013. The Group does not have any undisclosed interests in other entities and expects no impact upon implementation of this standard.

  IFRS 13 Fair Value Measurement

          IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. As the standard only simplifies and specifies fair value calculations for balances and transactions that already under IFRS require fair value measurement the Group does not expect any significant impact upon implementation

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

6. ADOPTION OF NEW AND REVISED STANDARDS (Continued)

  of this standard. The Group has not yet undertaken early adoption of this standard, nor reached a decision whether to choose early adoption.

7. SEASONALITY OF OPERATIONS

        Sales are subject to seasonal fluctuations because of lower computer usage in summer months. As a result, the Group experienced a slower growth of sales of all products during the second quarter. Conversely, operating expenses are generally fixed and not impacted by seasonal factors. This seasonal effect has been offset to date by the continued growth of our customer base and new and fast growing markets.

8. ENTITY WIDE DISCLOSURES

        Revenues by different geographical areas are not monitored by the Group. The Group only monitors billings by geographical areas. Billings, a non-IFRS measure, reflects the amount billed at the time of a sale without consideration to the period over which the related revenues are earned. As the split of revenues by geographical areas is not available and the cost to develop it would be excessive, this information is not disclosed by the Group.

        Revenues from sales in the home country of the Group (until August 20, 2010 the Czech Republic, since then the Netherlands) represent only a minor portion of Group's revenues and are not significant.

        As of June 30, 2011, all fixed assets of the Group were held in the Czech Republic.

        Revenues, by product, were as follows:

	Antivirus software revenues	Remaining revenues	Total
Revenues from customers (six months ended June 30, 2010)	18,683	1,555	20,238
Revenues from customers (six months ended June 30, 2011)	30,721	7,153	37,874

        The category "remaining revenues" represents revenues from original equipment manufacturers and revenues from cross distribution arrangements.

        Revenues realized through the Group's online reseller, Digital River, were USD 26,036 thousand and USD 14,726 thousand for the six month periods ended June 30, 2011 and 2010, respectively. Digital River is the only online reseller whose share of the Group revenues exceeds 10%.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

9. COST OF REVENUES AND OPERATING COSTS

        Cost of revenues for the Six Months Ended:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Digital content distribution costs	(548)	(493)
Personnel costs of product support and virus updates	(671)	(989)
Other product support and virus update costs	(37)	(10)
Amortization of Avast!5 development costs	(368)	(442)
Amortization of leased intangibles	(67)	(67)
3rd party license fees	(91)	(343)

Total	(1,782)	(2,344)

        Operating costs are internally monitored by function; their allocation by nature is as follows:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Depreciation and amortization	(310)	(334)
Personnel expenses	(6,424)	(5,623)
Services	(1,339)	(2,935)
Gifts and charities	(27)	(252)
Capitalized development	90	—
Other operating expenses	(265)	(569)

Total	(8,275)	(9,713)

10. PERSONNEL EXPENSES

        The number of employees is gradually increasing. As at June 30, 2011 and 2010 there were 148 and 110 full time employees, respectively.

        Personnel expenses by function for the Six Months Ended:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Cost of revenues	(671)	(989)
Sales and marketing	(776)	(1,280)
Research and development	(1,157)	(2,284)
Administration	(4,491)	(2,059)

Total	(7,095)	(6,612)

        Administration costs for the six months ended June 30, 2011 and June 30, 2010 include stock based compensation of USD 556 thousand and USD 3,339 thousand (refer to note 18), respectively.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

11. DEPRECIATION AND AMORTIZATION

        Depreciation by function:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Sales and marketing	(13)	(10)
Research and development	(22)	(42)
General and administration	(265)	(276)

Total	(300)	(328)

        Amortization by function:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Cost of revenues	(435)	(509)
Sales and marketing	(6)	(6)
Research and development	(4)	—

Total	(445)	(515)

12. INCOME TAX

        The major components of income tax expense in the interim consolidated income statement are:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Current income tax	(2,968)	(5,181)
Deferred tax	511	387

Total	(2,457)	(4,794)

        Volatility of the effective tax rate is influenced by permanent differences represented by tax non-deductible expenses (e.g. stock based compensation expenses) and other differences.

13. NON CURRENT ASSETS

Intangible assets

        The Group did not acquire any significant intangible non-current assets during the six month period ended June 30, 2011. In January 2010, development costs in the amount of USD 90 thousand related to Avast!5 were capitalized and related intangible assets in total amount of USD 2,650 thousand were put in use.

        The Group has tested the trademarks and domains, intangibles with an indefinite useful life, for impairment as at December 31, 2010 and 2009. As at June 30, 2011 and 2010, the Group had not identified any indications of impairment. The key assumptions used to determine the recoverable amount were discussed in the annual financial statements for the year ended December 31, 2010.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

13. NON CURRENT ASSETS (Continued)

Property, plant and equipment

        There were no significant additions or disposals to tangible non-current assets during the six months ended June 30, 2011 and 2010.

14. TRADE AND OTHER RECEIVABLES

        There have not been any significant changes in overdue receivables and allowances against outstanding receivables in the six months ended June 30, 2011 and 2010.

15. CASH AND CASH EQUIVALENTS

        For the purpose of the statement of cash flows, cash and cash equivalents comprise of the following:

	June 30, 2010	June 30, 2011
Cash on hand	6	12
Cash in bank	45,389	84,245

Total	45,395	84,257

        AVAST CZ has as at June 30, 2011 and 2010 pledged the term-account in the amount of CZK 10,000 thousand (USD 594 thousand and USD 477 thousand respectively) as collateral for a bank guarantee. As the bank guarantee relates to the lease of the offices until May 31, 2014, the pledged term-account has been classified as a non-current asset.

16. EARNINGS PER SHARE

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Net profit attributable to equity holders (USD '000)	4,389	24,567
Weighted average number of shares of common stock used in computing basic and diluted earnings per share	144,000	144,000
Weighted average number of preference share used in computing basic and diluted earnings per share	36,000	36,000
Total number of shares used in computing basic and diluted earnings per share	180,000	180,000
Basic and diluted earnings per share (USD/share)	24.38	136.48

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

17. PROVISIONS

        The movements in the provision accounts were as follows:

	Accrued vacation provision	Building renovation provision
At December 31, 2009	114	211
Additions	—	—
Unwinding of discount	—	7
Deductions	(15)	(26)

At June 30, 2010	99	192
Additions	127	22
Unwinding of discount	—	7
Deductions	(110)	—

At December 31, 2010	116	221
Additions	280	25
Unwinding of discount	—	8
Deductions	(116)	—

At June 30, 2011	280	254

        The provision for accrued vacation is gradually increasing due to growing number of full time employees and is also subject to seasonal drawing of vacation allotments.

18. RELATED PARTY DISCLOSURES

Compensation of key management personnel of the Group

        The members of statutory and supervisory bodies, directors and executive officers were granted no loans, guarantees or advances in the period of 6 months ended June 30, 2011 and 2010.

        Benefits granted to members of statutory and supervisory bodies and to directors and executive officers consist of, aside from salaries and social security contributions, the use of company cars and mobile phones for both business and private purposes, and of a contribution for additional pension insurance.

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Short term employee benefits	1,079	1,231
Share based payments	3,339	556

Total	4,418	1,787

        The table above shows, aside from the compensations of key management personnel of the Group, the remuneration of employees of the Group that are considered related parties under IAS 24 Related party disclosures.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

18. RELATED PARTY DISCLOSURES (Continued)

Equity Incentive Plan

        In 2009, AVAST CZ initiated an equity incentive plan under which an eligible employee of the Company would be granted an option to purchase 5% of AVAST BV shares (9,000) for EUR 0.01 per share from the existing shareholders. The conditions of the grant were formalized and communicated to the employee on August 18, 2010, which the Group considers to be the grant date of the equity incentive plan. The equity incentive plan established conditions related to the performance of the eligible employee since the commencement of his employment on May 4, 2009, therefore the fair value of the shares granted is recognized as a service expense over the period from May 4, 2009 until the end of vesting period on December 31, 2011.

        At the grant date of August 18, 2010, 5,175 of the 9,000 shares were already vested. 225 shares vest at the end of each month until December 31, 2011. There is an exception to this monthly vesting schedule in 2011, with but no shares vesting on January 31, 2011 and February 28, 2011 but 675 shares vesting on March 31, 2011. In the remaining 9 months of 2011 225 shares vest at the end of each month.

        The fair value of the 5% share in AVAST BV was determined by an independent external valuer, Financial Strategies Consulting Group, LLC., as USD 10,118 thousand. The grant of shares also contained a surrender clause with defined sales targets for the year 2010 and 2011. If either of these targets were not met, the equivalent of the shares granted would be returnable to the original shareholders. As of June 30, 2011 there was no indication that the sales targets would not be met.

        Based on the vesting periods described above, the expenses of the equity incentive plan in the total amount of USD 10,118 thousand were allocated to personnel expenses in the following manner:

Vesting period	Amount USD thousand
2nd Quarter of 2009	1,070
3rd Quarter of 2009	1,698
4th Quarter of 2009	1,697
1st Quarter of 2010	1,661
2nd Quarter of 2010	1,679
3rd Quarter of 2010	1,151
4th Quarter of 2010	428
1st Quarter of 2011	341
2nd Quarter of 2011	215
3rd Quarter of 2011	129
4th Quarter of 2011	49

Total	10,118

Stock Option Plan

        On June 30, 2011, the Group offered selected employees to participate in the stock option plan. Under the terms of the plan, at the end of each of the vesting period the employees are

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

18. RELATED PARTY DISCLOSURES (Continued)

entitled to purchase an aggregate of up to 6,390 shares at the specified exercise price. Only employees that remain in service will become entitled to purchase the shares. Employees who cease their employment, or who do not meet the specified performance targets (if any) will forfeit the outstanding share options.

        The exercise price of each of the stock options is USD 2,777.78 per share.

        The vesting periods are individual for each employee as set forth below:

End of vesting period	Number of shares vesting during period
June 30, 2012	1,297
September 30, 2012	761
December 31, 2012	261
March 31, 2013	261
June 30, 2013	1,071
September 30, 2013	261
December 31, 2013	261
March 31,2014	261
June 30, 2014	1,046
September 30, 2014	100
December 31, 2014	—
March 31, 2015	—
June 30, 2015	810

Total	6,390

        Only one of the individual stock option plans has performance conditions. Under this option plan the employee is entitled up to 1,350 shares if specified revenue targets are met. The shares vest as follows: 450 shares vest on May 30, 2012, 37 shares vest at the end of each month commencing June 30, 2012 and continuing until April 30, 2014 and the remaining 49 shares vest on May 30, 2014.

        As the vesting periods commence from July 1, 2011, the stock option plan had no impact on the financial statements for the six months ended June 30, 2011.

Other related party transactions

ALWIL Software partnership

        In November 2008, AVAST CZ entered into an exclusive license agreement with Messrs. Eduard Kucera and Pavel Baudis, founders of Avast CZ and its sole shareholders at the time. Pursuant to the license agreement, Messrs. Kucera and Baudis granted AVAST Software a.s. an exclusive, unrestricted, perpetual, worldwide, sub-licensable right to use all then existing versions of avast! antivirus software; all virus and user databases, development and administration software tools and computer programs related to updating, supporting and distributing antivirus software; all know-how related to the development and distribution of antivirus software; two Czech

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

18. RELATED PARTY DISCLOSURES (Continued)

and one U.S. trademarks for "AVAST" and the domain names "avast.com" and "avast.cz." The licensed assets were previously developed by Alwil Software, an unincorporated partnership through which Messrs. Kucera and Baudis conducted antivirus software development activities prior to December 31, 2006.

        Pursuant to this agreement, the Group paid the fees of CZK 12,137 thousand (approximately USD 647 thousand using exchange rate valid as at December 31, 2010) in each of the years 2007, 2008, 2009 and 2010.

        The license agreement was amended on December 23, 2010 in connection with a full assignment of all formerly licensed trademarks and domains by Messrs. Kucera and Baudis to AVAST Software a.s. pursuant to a separate assignment agreement in order to provide Avast CZ with full control over these assets. In connection with the assignment, AVAST CZ paid CZK 56.6 million (USD 3,038 thousand) to Messrs. Kucera and Baudis and the monthly fee was decreased to CZK 656,000 (approximately USD 420 thousand per year) payable through December 2016.

Nadacní fond AVAST

        AVAST CZ provided gifts in the amount of USD 252 thousand and USD 27 thousand to the foundation "Nadacní fond AVAST" in the six month periods ended June 30, 2010 and 2011. The foundation was established by AVAST CZ and it distributes the gifts to other charities and foundations in the Czech Republic. The foundation is considered to be a related party as spouses of Messrs. Kucera and Baudis are the management board of the foundation.

Summit Partners

        From August 20, 2010, the Group recognized a redemption obligation relating to preference shares held by Summit Partners. The redemption obligation is described in note 4.

19. COMMITMENTS

Bank guarantee

        AVAST CZ concluded bank guarantees as of June 30, 2011 up to the limit of CZK 7,000 thousand (USD 416 thousand), from which EUR 250 thousand (USD 361 thousand) has been drawn. The conclusion of the bank guarantee was a pre-requisite for the lease of the offices of AVAST CZ (described below).

Operating lease commitments

        The Group has entered into commercial leases of non-residential premises on April 8, 2009. The contract expires in five years on May 31, 2014. As at June 30, 2010, the operating lease commitment was USD 2,391 thousand. From July 1, 2011 the monthly lease payment increased from EUR 41.5 thousand to EUR 51.1 thousand due to increase in rented floor space. The amount of operating lease commitment as at June 30, 2011 was USD 2,586 thousand.

Finance lease commitments

        The Group leases the trademarks, domains and other intangible assets from ALWIL software association. Part of the leased assets then have been purchased by the Group (the trademarks and the domains) in December 2010. The balance of lease liabilities as at June 30, 2011 represents only the lease of other intangible assets. As the lease contracts are denominated in CZK, the lease liability is revalued at the end of each year to USD using the valid exchange rate. No changes regarding finance lease commitments took place during the 6 months period ended June 30, 2011 and 2010.

Avast Software B.V.

Unaudited Consolidated Interim Financial Statements
for the Six Months Ended June 30, 2011 (Continued)

20. SUBSEQUENT EVENTS

        Commencing on July 1, 2011, AVAST Software a.s. leased additional office space within its principal office premises, with the monthly lease expense increasing from approximately EUR 41 thousand (USD 60 thousand) to EUR 51 thousand (USD 74 thousand).

        On July 19, 2011, AVAST Software a.s. incorporated in the State of Delaware a U.S. subsidiary, AVAST Software, Inc. The aim of the Group is to establish an office in the United States to support further growth. As at the date of these financial statements, the subsidiary has four employees and has rented office premises in San Mateo, California.

        On August 10, 2011, the Group granted another 90 options to selected employees. The exercise price of these additional options was the same as those granted on June 30, 2011 (refer to note 18). Of these options, 30 vest on August 4, 2012 and the remaining 60 options gradually vest until August 4, 2014.

        On December 8, 2011 and December 30, 2011, the Group granted a total of 2,196 options to an additional employee and to two directors at an exercise price of USD 4,222.23. All other terms of the options are similar to those of the options granted on June 30, 2011.

        On December 30, 2011, the exercise price of 3,240 stock options was increased from USD 2,777.78 per share to USD 5,330 per share, with all remaining conditions remaining unchanged. We compared the fair value of the original option grant as at December 30, 2011 to the fair value of the modified options. As there was no incremental fair value, the modification of the exercise price had no accounting impact.

        On August 31, 2011, Avast Software B.V. acquired a dormant company and renamed it as AVAST Software Deutschland GmbH. The purchase price was EUR 27 thousand (USD 39 thousand). The company is intended to help to increase the market share in Germany as well as employ a small team of software developers.

        On September 21, 2011, Avast Software B.V. purchased an Austrian company, ITAgents interactive software solutions GmbH, for USD 1,400 thousand, with an additional USD 200 thousand payable one year after the purchase and under the condition that the founders of the company remain as employees through that date. The purpose of the acquisition was to obtain access to the company's intellectual property.

        On December 8, 2011, the management board of the Group proposed to the shareholders of the Group an interim dividend from the current year profit of USD 22,016 thousand, representing the USD equivalent of EUR 16,405 thousand at the exchange rate from December 8, 2011. A resolution of shareholders of the Group approved this dividend on December 19, 2011. Of the approved dividends, USD 19,552 thousand were paid out on December 21, 22 and 23, 2011, with a payment of the residual amount of USD 659 thousand on January 13, 2012. Withholding tax of EUR 1,384 thousand (USD 1,767 thousand) was paid to the Dutch tax authorities on January 13, 2012.

        On December 21, 2011, the Company filed a registration statement on Form F-1 with the United States Securities and Exchange Commission. As at the date of these financial statements, neither a date, nor other terms of an initial public offering, have been approved by the management board or the shareholders of the Group.

UBS Investment Bank	Deutsche Bank Securities	Jefferies

Pacific Crest Securities	Macquarie Capital

        Until                        , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 6.    Indemnification of Office Holders (including Directors).

        Although Dutch law does not expressly provide for the indemnification of officers and directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the board is, in principle, accepted in the Netherlands. Our articles of association provide for indemnification of executive and non-executive directors and senior management by the company to the fullest extent permitted by Dutch law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director or member of senior management becomes a party as a result of his or her position.

        Reference is made to Section 8 of the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the registrant's and the underwriters' respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

Item 7.    Recent Sales of Unregistered Securities.

        Since November 2008, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the "Securities Act"):

        As of December 31, 2011, the Registrant had granted options to purchase 8,676 shares of its common stock to certain employees and directors at an exercise price of $2,777.78 to $4,222.23 per share. This issuance was effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 of the Securities Act.

        No underwriter or underwriting discount or commission was involved in the transaction set forth in Item 7.

Item 8.    Exhibits and Financial Statement Schedules.

(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

        All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-1

        The undersigned Registrant hereby undertakes:

          1.     To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          2.     That for purposes of determining any liability under the U.S. Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the U.S. Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          3.     That for the purpose of determining any liability under the U.S. Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

        Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Prague, the Czech Republic on March 30, 2012.

AVAST SOFTWARE B.V.
By:	/s/ VINCENT STECKLER
	Name:	Vincent Steckler
	Title:	Chief Executive Officer

        Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

/s/ VINCENT STECKLER Vincent Steckler		Director and Chief Executive Officer (Principal Executive Officer)	March 30, 2012
/s/ WILLIAM SALISBURY William Salisbury		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2012
/s/ EDUARD KUCERA Eduard Kucera		Chairman of the Board	March 30, 2012
/s/ PAVEL BAUDIS Pavel Baudis		Director	March 30, 2012
* Scott Collins		Director	March 30, 2012
* Kenneth Goldman		Director	March 30, 2012
* John G. Schwarz		Director	March 30, 2012
AVAST Software, Inc.		Authorized Representative in the United States
By:	/s/ VINCENT STECKLER		March 30, 2012
Name: Vincent Steckler
Title: President
*By:	/s/ VINCENT STECKLER		March 30, 2012
Vincent Steckler
Attorney-in-fact

Exhibit index

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.2	English translation of Form of Articles of Association of the Registrant#
3.3	Form of Articles of Association of the Registrant to become effective prior to the closing of this offering*
5.1	Opinion of De Brauw Blackstone Westbroek N.V.*
10.1
Stockholders' Agreement, dated August 20, 2010, among Eduard Kucera, Pavel Baudis, Stichting Administratiekantoor Avast Software I, Summit Partners AVT Cooperatief U.A., Summit Investors I, LLC, Summit Investors I (UK), L.P. and Avast Software B.V.#
10.2
English translation of Lease Agreement, dated April 29, 2009, as amended on April 21, 2011, for Office Premises between ALWIL Software a.s. (former name of AVAST Software a.s.) and HTC Budejovická s.r.o. (a.k.a. Trianon Building Prague s.r.o.)#
10.3	English translation of License Agreement, dated November 24, 2008, as amended on December 23, 2010, among Eduard Kucera and Pavel Baudis as Licensors and AVAST Software a.s. as Licensee#
10.4	English translation of Trademarks and Domains Transfer Agreement, dated December 23, 2010, among Eduard Kucera and Pavel Baudis as Transferors and AVAST Software a.s. as Transferee#
10.5	Hosted Reseller Agreement, dated March 30, 2011, among AVAST Software a.s., Digital River, Inc. and Digital River Ireland Limited†#
10.6	Amended and Restated Stockholders Agreement among Eduard Kucera, Pavel Baudis, Summit Partners AVT Cooperatief U.A., Summit Investors I, LLC, Summit Investors I (UK), L.P. and Avast Software B.V.*
10.7	2011 Avast Software Stock Option Plan#
10.8	2012 Incentive Compensation Plan*
10.9	Form of Directors' and Officers' Indemnification Agreement*
21.1	List of Subsidiaries of the Registrant#
23.1	Consent of Ernst & Young Audit, s.r.o.
23.2	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)*
23.3	Consent of Financial Strategies Consulting Group, LLC.#
23.4	Consent of International Data Corporation
23.5	Consent of Forrester Research, Inc.
99.1	Power of Attorney of John G. Schwarz
99.2	Registrant's Application for Waiver of Requirements of Form 20-F, Item 8.A.4

#
Previously filed.

*
To be filed by amendment.

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the U.S. Securities Act of 1933.